2025

NOTICE OF ANNUAL MEETING
of Shareowners and Proxy Statement

2024 ANNUAL REPORT ON FORM 10-K



Thursday, May 08, 2025 | 8:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/UPS2025



United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 17, 2025

Dear Fellow Shareowners,

2024 was a pivotal year for UPS in many ways. We closed out the year with positive momentum by delivering two consecutive quarters of volume, revenue and operating profit growth. We achieved these results thanks to the efforts of our employees, who executed our strategy and continued to provide industry-leading service to our customers.

Here are some highlights for the full year 2024:

- Returned to volume growth in the U.S. in the second quarter and ended 2024 with U.S. average daily volume up 0.7% year over year.
- Grew international export average daily volume year over year in eight of our top ten export countries.
- Delivered excellent customer service around the globe, anchored by the best average on-time performance of any carrier in the U.S. during the last seven years[†].
- Grew small and medium-sized business (SMB) penetration to 28.9% of total U.S. volume, driven by DAP, which delivered $3.3 billion in global DAP revenue.
- Operated over 18 million sq. ft. of dedicated healthcare distribution space globally, as we continue on our journey to become the number one complex healthcare logistics company in the world.
- Completed 49 operational closures in the U.S., including 11 buildings, under our *Network of the Future* initiative, resulting in nearly 62% of volume being processed through our automated facilities, an increase of 430 basis points compared to 2023.
- Installed RFID readers in nearly 60,000 package cars in the U.S. as part of our *Smart Package Smart Facility* rollout.
- Achieved approximately $1.0 billion in savings from our *Fit to Serve* initiative.
- Sold Coyote and entered into agreements to acquire Estafeta and Frigo-Trans (Frigo-Trans closed in January 2025).
- Became the primary air cargo provider for the United States Postal Service.
- Generated $91.1 billion in consolidated revenue with a non-GAAP adjusted operating margin of 9.8%[*].
- Generated $6.3 billion in free cash flow[*] and repaid or refinanced $3.8 billion of debt.
- Returned $5.9 billion to shareowners, consisting of $5.4 billion in cash dividends and $500 million in share repurchases.

Through a Customer First mindset, we understand the importance of every package entrusted to us, regardless of the size of the shipper. We are reducing friction in the customer experience -- from creating labels, to package pickups, through delivery and returns. We are improving all parts of the customer experience through differentiated capabilities and excellent service. For example, in complex healthcare, we built our end-of-runway, state-of-the-art Labport facility specifically to speed up turnaround times for diagnostic lab customers. Labport's proximity to Worldport, our global air hub in Louisville, KY, allows us to deliver urgent air packages to our lab customers before dawn so they can provide diagnostic results by early morning.

Customer First is also about growing in the most attractive parts of the market, like with business-to-business, or B2B, customers. In fact, our roots are in retail B2B, and we deliver merchandise to over 20,000 retail outlets across the U.S. Our *Store Replenishment with Delivery Windows* solution provides retailers with daily inventory replenishment delivered within a fixed two-hour window, which enables them to reduce stockouts and more efficiently run their receiving operations. These customer-focused capabilities are enabling us to win new volume.

We also remain laser focused on driving greater productivity from the assets we own. We are deploying more innovative technology like RFID, artificial intelligence (AI) and automation than ever before. We made great progress in 2024 with the rollout of *Smart Package Smart Facility*. More than half of our U.S. package cars are now equipped with RFID readers and our new label technology enables customers to print their shipping labels with RFID embedded right in the label. This solution provides our customers with precise package location updates within the UPS network. Looking at AI, we are a data-rich organization across all facets of our business. We are using AI to drive our Architecture of Tomorrow dynamic pricing tools, which allows us to win more business and win faster. AI is also powering our Network Planning Tools, helping to optimize package volume flows across our integrated network, reduce costs, and avoid potential disruptions like bad weather. Lastly, our "goods-to-person" technology uses AI to help arrange warehouse inventory to improve order fulfillment speed and efficiency.

Looking ahead, we are taking strategic actions to drive our performance. We are deliberately shifting our business and increasing our focus on growing higher yielding volume and value share. First, we made the decision to accelerate the volume glidedown with our largest customer, reducing their volume by more than 50% by the second half of 2026. Second, we have insourced all UPS SurePost volume, giving us end-to-end control over service quality for our customers. To drive growth, we are doubling down on revenue quality and growing volume and revenue in the best parts of the market, like SMBs, healthcare and B2B. With these changes, we are reconfiguring our U.S. network to match capacity to our expected volume levels, and we launched our *Efficiency Reimagined* initiatives that will redesign processes to reduce cost to serve, deliver a better customer experience and drive value. Through *Efficiency Reimagined*, we expect to deliver approximately $1 billion in savings. We are taking control of our future, and these actions will put us further down the path to becoming a more profitable, agile and differentiated UPS.

To wrap up, I want to encourage all shareowners to vote your shares at our Annual Meeting in May. This is your opportunity to share your views with us. We listen and take your feedback into account as we seek to grow our business, further improve governance and create long-term shareowner value. As we approach the Annual Meeting, I encourage you to contact us with any questions or feedback at 404-828-6059.

The best way to protect your future is to create it. We are moving quickly to create our future, and I believe it's brighter than ever before.

We thank you for your support.

Carol B. Tomé
Chief Executive Officer

[†] Based on a review by ShipMatrix of on-time delivery rates for UPS, FedEx and the United States Postal Service during select weeks in November and/or December from 2018-2024. Includes a mix of express and deferred shipments.

[*] See reconciliation of Non-GAAP financial measures on page A-1.



Notice of 2025 Annual Meeting of Shareowners and Proxy Statement

Thursday, May 08, 2025
8:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/UPS2025

Table of Contents



United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 17, 2025

Dear Fellow Shareowners,

It is my pleasure to invite you to attend the 2025 UPS Annual Meeting of Shareowners. This meeting is your opportunity to share your views with the board. I encourage all my fellow shareowners to participate and vote.

Our Company navigated through a difficult environment and continued challenges during 2024, including lingering inflationary pressure, geopolitical tension and unanticipated market shifts. In the face of these challenges, management was able to return the Company to year-over-year revenue and profit growth beginning in the third quarter. We returned over $5.9 billion to shareowners in 2024 through dividends and share repurchases. Through the hard work and dedication of UPS's 490,000 employees, management's strategic leadership and ability to make hard decisions and the board's oversight, we were able to move the Company back to a growth trajectory.

We are not done. Management continues to make progress on the Company's strategy. We are investing in the business to drive productivity and growth, committing to our core operations through strategic acquisitions and dispositions, and remaining focused on premium and complex logistics markets, including small and medium-sized businesses, healthcare and international geographies. Last year the Company once again provided best-in-class service, successfully managed our global integrated network and strategically expanded its service offerings.

I am honored to serve as board chair for another year, and to continue to help facilitate the effective oversight of our Company's strategy and risks. It has been a pleasure to serve as a board member with Mike Burns, who's board service will conclude at the Annual Meeting. We thank Mike for his service and dedication to our Company. We also welcome Kevin Clark, Chairman and CEO of Aptiv PLC, who joined the board in March 2025. Kevin adds to the skills and perspectives in the boardroom which, taken together, contribute to the successful execution of our responsibilities. Your board is highly engaged, with a focus on creating long-term value for all stakeholders.

As we approach the Annual Meeting, please contact us with any questions or feedback at 404-828-6059 or investor@ups.com. On behalf of the entire Board of Directors, thank you for your continued support.

Bill Johnson

William Johnson
UPS Board Chair



Notice of Annual Meeting

UNITED PARCEL SERVICE, INC.

55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

Date and Time: May 8, 2025, 8:00 a.m. Eastern Time

Place: The United Parcel Service, Inc. Annual Meeting of Shareowners will be held online via webcast at www.virtualshareholdermeeting.com/UPS2025.

Record Date: March 10, 2025

Distribution Date: A Notice of Internet Availability of Proxy Materials or the Proxy Statement is first being sent to shareowners on March 17, 2025.

Voting: Holders of class A common stock are entitled to 10 votes per share on each matter to be acted upon; holders of class B common stock are entitled to one vote per share on each matter to be acted upon. **Your vote is important. Please vote as soon as possible through the Internet, by telephone or by signing and returning your proxy card (if you received a paper copy of the proxy card). Your voting options are described on the Notice of Internet Availability of Proxy Materials, voting instruction form and/or proxy card. Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting.**

Attending the Meeting: You or your proxy holder can participate, vote and ask questions at the meeting by visiting www.virtualshareholdermeeting.com/UPS2025 and using your 16-digit control number found on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. Shareowners who do not receive a 16-digit control number should consult their voting instruction form or Notice of Internet Availability of Proxy Materials and may need to request a legal proxy from their bank, broker or other nominee in advance of the meeting in order to participate. For more information, see page 82.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be Held on May 8, 2025: The Proxy Statement and our 2024 Annual Report are available at www.proxyvote.com. Questions? Call 404-828-6059 (option 2).

By order of the Board of Directors

Norman M. Brothers, Jr.
Secretary
Atlanta, Georgia
March 17, 2025



Items of Business

UNITED PARCEL SERVICE, INC.
2025 Annual Meeting of Shareowners

	Voting Choices	Board Voting Recommendations	Page
Company Proposals:			
1. Elect 12 director nominees named in the Proxy Statement to serve until the 2026 Annual Meeting and until their respective successors are elected and qualified	• Vote for all nominees • Vote against all nominees • Vote for some nominees and against others • Abstain from voting on one or more nominees	**FOR EACH NOMINEE**	**21**
2. Advisory vote to approve named executive officer compensation	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	**FOR**	**70**
3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2025	• Vote for ratification • Vote against ratification • Abstain from voting on the proposal	**FOR**	**73**
Shareowner Proposals:			
4. - 5. Advisory votes on 2 shareowner proposals, only if properly presented	• Vote for each proposal • Vote against each proposal • Abstain from voting on one or more proposals	**AGAINST EACH PROPOSAL**	**76**



Proxy Statement

UNITED PARCEL SERVICE, INC.

55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

This Proxy Statement contains important information about the 2025 Annual Meeting of Shareowners (the "Annual Meeting"). We are providing these proxy materials to you because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. The Annual Meeting will be held online via webcast on May 8, 2025, at 8:00 a.m. Eastern Time, at www.virtualshareholdermeeting.com/UPS2025. Shareowners can participate, ask questions and vote during the meeting through this website.

All properly executed written proxies, and all properly completed proxies submitted through the Internet or by telephone, that are delivered pursuant to this solicitation will be voted at the Annual Meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to the completion of voting at the Annual Meeting. Only owners of record of shares of the Company's common stock as of the close of business on March 10, 2025 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting (or any adjournment or postponement of the Annual Meeting). We are first distributing this Proxy Statement to shareowners on March 17, 2025.

Proxy Statement Summary

The following summary highlights key information contained elsewhere in this Proxy Statement.

Corporate Governance

Some of our key governance policies and practices include:

- An **independent board** and an **independent Board Chair** who is highly engaged and experienced; all our directors are independent, other than our Chief Executive Officer ("CEO");
- A **diverse board**, with a variety of relevant skills, experience and backgrounds;
- **Executive sessions** of our **independent directors** held at **each regular board meeting**;
- **Annual elections** for all directors; **majority voting** in uncontested director elections;
- Full **board engagement** in the **strategic planning** process, including an in-depth annual strategy review and overseeing progress throughout the year;
- A Risk Committee consisting entirely of independent members that is responsible for **oversight of enterprise risks**, **including cybersecurity risks**;
- Regular evaluations of governance policies and practices, making changes when appropriate; including delegating additional **cybersecurity oversight responsibilities** to the Risk Committee, delegating **environmental sustainability oversight responsibilities** to the Nominating and Corporate Governance Committee, delegating additional **human capital oversight responsibilities** to the Compensation and Human Capital Committee; and adopting **executive compensation clawback and director overboarding policies**;
- Regular **engagement with stakeholders on environmental**, **social and governance ("ESG")** matters; during this proxy season management contacted holders of over 47% of our class B common stock to discuss our environmental sustainability goals and initiatives, corporate governance, executive compensation and human capital matters;
- **Annual** board and committee **self-evaluations**, including one-on-one director discussions with the independent Board Chair;
- Comprehensive **director orientation and education** program;
- Robust **stock ownership guidelines**, including a target ownership of **eight times annual salary** for the CEO, **five times annual salary** for other executive officers and **five times the annual retainer** for directors; and
- **Restrictions on** executive officers and directors **hedging or pledging** their ownership in UPS stock.

2025 Director Nominees

Highlights

92% Independent   **8.4 years** Average tenure

Summary information about our director nominees is below. As a group, we believe our 12 director nominees have the appropriate skills and experience to effectively oversee and constructively challenge management's performance in the execution of our strategy. For more information about our director nominees, see page 21.

Name	Director Since	Principal Occupation	Committee(s)
Independent Directors			
Rodney Adkins	2013	Former Senior Vice President, IBM	– Risk (Chair) – Compensation and Human Capital – Executive
Eva Boratto	2020	Chief Financial Officer, Bath & Body Works	– Audit (Chair)
Kevin Clark	2025	Chairman and Chief Executive Officer, Aptiv	– Audit[1]
Wayne Hewett	2020	Senior Advisor to Permira	– Audit
Angela Hwang	2020	Chief Executive Officer - Partner, Flagship Pioneering, and Chief Executive Officer, Metaphore Biotechnologies	– Audit
Kate Johnson	2020	President and Chief Executive Officer, Lumen Technologies	– Nominating and Corporate Governance – Risk
William Johnson[2]	2009	Former Chairman, President and Chief Executive Officer, H.J. Heinz	– Nominating and Corporate Governance (Chair) – Executive
Franck Moison	2017	Former Vice Chairman, Colgate-Palmolive	– Nominating and Corporate Governance – Risk
Christiana Smith Shi	2018	Former President, Direct-to-Consumer, Nike	– Compensation and Human Capital (Chair) – Risk
Russell Stokes	2020	President and Chief Executive Officer, Commercial Engines and Services, GE Aerospace	– Compensation and Human Capital – Nominating and Corporate Governance
Kevin Warsh	2012	Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University	– Compensation and Human Capital – Nominating and Corporate Governance
Non-Independent Director			
Carol Tomé	2003	Chief Executive Officer, UPS	– Executive (Chair)

(1) If elected, will join the Audit Committee following the Annual Meeting

(2) Independent Board Chair

Executive Compensation

Compensation Practices

A significant portion of executive compensation is at-risk and tied to Company performance. This helps align executive decision-making with the long-term interests of our shareowners. Compensation practices that support these principles include:

- A **balanced** mix of **cash and equity**, providing a degree of financial certainty and appropriate incentives to retain and motivate executives;
- Performance incentive equity awards that vest over multiple years, furthering both **retention** and **incentive** goals;
- Periodic reviews and **changes to incentive compensation metrics** to better align them to progress on our strategic initiatives;
- **Multiple distinct goals** for annual and long-term performance incentive awards, avoiding overemphasis on any one metric and mitigating excessive risk-taking;
- **Adopting payout structures** for our annual Management Incentive Program (the "MIP") that provide visibility and clarity to participants, **and removing payout discretion**;
- Long-term performance incentive awards with a **three-year performance period**;
- Stock option awards that **vest** over a **five-year period** and only provide value if our stock price increases;
- **Clawback policy** that applies to all of our executive officers;
- Incentive compensation plan awards that require a **double trigger** — both a change in control and a termination of employment or a failure to continue, assume or substitute the award — to accelerate vesting; and
- **No tax gross-ups** on equity awards or golden parachute excise taxes.

2024 Compensation Actions

Key 2024 compensation decisions affecting our executive officers included:

- Most **target direct compensation** was **performance-based** or considered "**at risk**" (94% for the CEO and 86% for all other named executive officers ("NEOs") as a group), page 40;
- **Base salary increases** as a result of the annual salary review process, page 42;
- A **return to annual goal setting** for awards under the MIP, page 43;
- Adoption of a **new incentive compensation award metric**, and **changes in metric weightings**, under the MIP designed to better incent towards achievement of our strategic initiatives;
- **Annual** MIP awards were earned and paid **below target**, page 43; and
- Previously granted **2022 Long-Term Incentive Performance** ("LTIP") awards, which had three-year performance goals ending in 2024, were earned and paid **below target**, page 47.

Say on Pay Vote

We maintain executive compensation programs that support the long-term interests of our shareowners. We provide shareowners the opportunity to vote annually, on an advisory basis, to approve the compensation of our NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in this Proxy Statement. The board recommends you vote **FOR** the advisory vote to approve NEO compensation. For more information, see page 70.

Ratify the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2025. The board recommends you vote **FOR** the ratification of the appointment of Deloitte & Touche LLP. For more information, see page 73.

Shareowner Proposals

For the reasons described in this Proxy Statement, the board recommends you vote **AGAINST** the shareowner proposals. Information about these proposals starts on page 76.

Corporate Governance

The Board of Directors is accountable to shareowners and operates within a governance structure that we believe provides appropriate checks and balances to help create long-term value. The board's responsibilities include:

- Establishing an appropriate corporate governance structure;
- Supporting and overseeing management in setting long-term strategic goals and applicable measures of value-creation;
- Providing oversight of the identification and management of material risks;
- Establishing appropriate executive compensation structures; and
- Monitoring business issues that have the potential to significantly impact the Company's long-term value.

We regularly review and update our corporate governance policies in response to the evolving needs of our business, shareowner feedback, regulatory changes and other corporate developments. Following is an overview of our corporate governance structure and processes, including key aspects of the board's functions.

Selecting Director Nominees

Maintaining a board of individuals independent of management, with the appropriate skills and experience, and of the highest personal character, integrity and ethical standards, is critical to the proper functioning of the board. The Nominating and Corporate Governance Committee seeks to promote diversity in the boardroom with respect to **skills, experience, perspectives, background and other factors**. Our directors' biographies beginning on page 21 highlight factors that the board considered when nominating these individuals.

Nomination Process

1. **Board Composition Review**

   The board's annual self-evaluation process helps the Nominating and Corporate Governance Committee identify needs by **assessing areas where additional expertise, skills or experience may be desired**. The Nominating and Corporate Governance Committee also conducts regular board composition reviews.

2. **Candidate Identification**

   The Nominating and Corporate Governance Committee uses a variety of sources to identify potential candidates, including board members, members of management, independent consultants and shareowner recommendations. Prospective candidates are evaluated after taking into account feedback from consultants, management and board members, candidate background and qualification reviews, and open discussions between the Nominating and Corporate Governance Committee and the full board. This process allows for **active consideration** of potential directors with a **focus on long-term** Company strategy, and resulted in the appointment of Kevin Clark as a **new director in March 2025**.

3. **Shortlisted Candidates**

   The Nominating and Corporate Governance Committee maintains a diverse list of potential director candidates according to desired skills, experiences and backgrounds. The list is reviewed at each Nominating and Corporate Governance Committee meeting and updated as appropriate. Each candidate is evaluated to help ensure that existing and planned future commitments would not materially interfere with expected board responsibilities. This process led to the appointment of Kevin Clark to the board in March 2025.

4. **Recommendation, Nomination and Election**

   Candidates recommended by the Nominating and Corporate Governance Committee and approved by the board are nominated for election. **Directors are elected annually**.

Result: Six new independent directors added since 2020; 50% director refreshment since 2020.

Shareowner recommended director candidates are considered on the same basis as recommendations from other sources. Shareowners can recommend a candidate by writing to the UPS Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Submissions must contain the prospective candidate's name and a detailed description of the experience, qualifications, attributes and skills that make the individual a suitable director candidate.

Board Leadership Structure

Based on the periodic evaluation and recommendation of the Nominating and Corporate Governance Committee, the board determines the most appropriate board leadership structure, including who should serve as Board Chair, and whether the roles of Board Chair and CEO should be separated or combined. In making this determination, the board evaluates a number of factors, including professional experience, operational responsibilities and corporate governance developments.

In October 2020, in connection with Carol Tomé's election as CEO, the board determined that it was in the best interests of the Company to enable Carol to focus on leading the Company, and separated the roles of Board Chair and CEO. Bill Johnson, who had been serving as our independent Lead Director, was appointed Board Chair.

Bill provides significant value to the board. Bill has served on our board since 2009 and served as independent Lead Director from 2016 until October 2020. He has deep institutional knowledge of the Company and provides strong continuity of leadership. He devotes significant time to understanding our strategy and communicating with the CEO, and other directors, between meetings. He draws on his extensive knowledge of our business, industry, strategic priorities and competitive developments to set the board's agendas in collaboration with the CEO, and he seeks to ensure that board meetings are productive and interactions with the directors facilitate a useful exchange of viewpoints. In light of the foregoing, the importance of management's focus on the execution of the Company's strategic priorities and the need for board oversight continuity in the face of ongoing global economic and political uncertainty, in February 2025 as a part of our director nomination process, the board determined it was appropriate to grant Bill a waiver from the board's mandatory retirement age of 75 so that he can continue to lead the board for an additional year.

Carol is available to all directors between meetings and meets regularly with the Board Chair, and with the directors individually and as a group, to receive feedback. Bill's collaboration with Carol allows the board to focus attention on the issues of greatest importance to the Company and its shareowners and our CEO to focus primarily on leading the Company.

Furthermore, all the members of each of the Audit Committee, the Compensation and Human Capital Committee, the Nominating and Corporate Governance Committee and the Risk Committee are independent. Each committee is led by a chairperson who sets the meeting agendas and reports to the full board on the committee's work. Additionally, the independent directors meet in executive session without management present at each regular board meeting, as described below.

Executive Sessions of Independent Directors

Directors hold executive sessions without management present at each regular board meeting. The Board Chair determines the agenda and presides at each session. The Board Chair generally invites the CEO to join a portion of the executive session to receive feedback and when deemed appropriate otherwise. In addition, throughout the year the Board Chair meets individually with each director to discuss issues that are important to the board and to solicit and provide further feedback.

Board and Committee Evaluations

The board's performance is critical to our long-term success and the protection of stakeholders' interests. The board employs both an ongoing informal and a formal annual process to evaluate its performance and the contributions of individual directors to the successful execution of the board's obligations. The Board Chair frequently considers the performance of the board and the board's committees and has informal discussions about individual director contributions to the board. The Board Chair shares feedback from these discussions with the full board and with individual board members. In addition, during 2024 the Board Chair met individually with each director to discuss overall board effectiveness and performance, individual director time commitments and potential 2025 board meeting agenda items.

Annual Evaluation Process

1. **Formal Annual Evaluation Oversight**

   The Board of Directors, Audit Committee, Compensation and Human Capital Committee, Nominating and Corporate Governance Committee, and Risk Committee each conduct an annual, formal self-assessment. The Nominating and Corporate Governance Committee oversees the annual board assessment process and the implementation of the annual committee self-assessments.

2. **Use of Detailed Questionnaires**

   All board and committee members complete a detailed confidential questionnaire each year. The questionnaire provides for quantitative ratings in key areas, including overall board effectiveness, meeting effectiveness, access to information, information format, board committee structure, access to management, succession planning, meeting dialogue, communication with the CEO, operational reporting, financial oversight, capital structure and financing, capital spending, long-term strategic planning, risk oversight, crisis management and time management. In addition to responding to specific questions, directors are encouraged to provide additional written feedback and make detailed anonymous comments. We engage an independent third party to administer and prepare reports on the evaluations.

3. **Reviews**

   The results of the committee self-assessments are reviewed by each committee and discussed with the full board. The Nominating and Corporate Governance Committee Chair reviews the results of committee self-assessments and discusses the responses with the chairs of the other board committees as appropriate. The Nominating and Corporate Governance Committee Chair also reviews and discusses the board evaluation results with the full board.

4. **Follow-up**

   Matters requiring follow-up are addressed by the Nominating and Corporate Governance Committee Chair or the chairs of the other committees as appropriate. In addition, throughout the year the Board Chair meets individually with each director to discuss issues that are important to board members and to solicit further feedback.

Result: Feedback from these evaluations has led to several improvements in board functionality, including changes to the format and delivery of board meeting materials, board meeting agendas and recurring topics, strategic planning and oversight, director recruitment practices, orientation and education, engagement with management, board committee memberships, allocation of responsibilities among the board's committees and succession planning.

Board Refreshment and Succession

8.4 years nominee average tenure

Newer directors (< 5 years)	▪▪▪▪▪▪
Medium-tenured directors (5-10 years)	▪▪
Longer-tenured directors (> 10 years)	▪▪▪▪

The Nominating and Corporate Governance Committee regularly evaluates board composition and necessary skills as our business evolves over time. We seek a balance of knowledge and experience that comes from longer-term board service with new ideas and perspectives that can come from newer directors. Since 2020, we have added six new directors and, as of the Annual Meeting, have had six directors retire. The average tenure of the director nominees reflects an appropriate balance between different perspectives brought by newer, medium and long-serving directors.

Board Oversight of Strategic Planning

The board's responsibilities include oversight of strategic planning. Effective oversight requires a high level of constructive engagement between management and the board. The board leverages its substantial experience and expertise and is fully engaged in the Company's strategic planning process. Management develops and prioritizes strategic plans on an annual basis. Management then reviews these plans with the board on an annual basis, along with the Company's challenges, opportunities, industry dynamics, and legal, regulatory and governance developments and other significant strategic matters.

Management provides the board comprehensive updates throughout the year regarding progress on the Company's strategic plans. Management also provides regular updates regarding the achievement of the Company's financial and other goals. In addition, the CEO communicates regularly with the board on important business opportunities, financial and operational performance matters, risks and other developments such as sustainability, human capital, labor and customer relations, both during and outside the regular board meeting cycle.

Management Development and Succession Planning

Succession planning and talent development are important at all levels within our organization. The board oversees management's emergency and long-term succession plans at the executive officer level, most importantly the CEO position. The board annually reviews succession plans for senior management including the CEO, all in the context of the Company's overall business strategy and with a focus on risk management. More broadly, the board and the Compensation and Human Capital Committee are regularly updated on key talent indicators for the overall workforce, including workforce recruiting, retention and training and development programs.

The board's succession planning activities are ongoing and strategic and are supported by board committees and independent third-party consultants. In addition, the CEO annually provides an assessment to the board of senior leaders and their potential to succeed at key senior management positions. As a part of this process, potential leaders interact with board members through formal presentations and during informal events.

We also utilize a formal director engagement program in which directors meet with individual executive officers, visit Company operations, participate in employee events and receive in-depth subject matter updates outside of the regular board meeting process. These engagements encourage the ongoing exchange of ideas and information between directors and management, facilitate the board's oversight responsibilities, and support management development and succession planning efforts.

Risk Oversight

Board of Directors

Risk management oversight is an essential board responsibility. The board regularly discusses our most significant risks and how these risks are being managed. The Company's enterprise risk management process is designed to identify potential events that may affect the achievement of the Company's strategic objectives or have a material adverse effect on the Company. The board reviews periodic assessments from this process and participates in the Company's annual enterprise risk evaluation process. The board has delegated to its standing committees specific risk oversight responsibilities as set out below and receives regular reports from the committees on appropriate areas of risk management.

Risk Committee	Audit Committee	Compensation and Human Capital Committee	Nominating and Corporate Governance Committee
Oversees management's identification and evaluation of enterprise risks, including risks associated with intellectual property, operations, privacy, technology, cybersecurity and business continuity.	Oversees policies with respect to financial risk assessment, including guidelines to govern the process by which major financial and accounting risk assessment and management is undertaken.	Considers risks related to compensation policies and practices, with respect to both executive compensation and compensation generally, and considers other human capital risks.	Considers risks related to succession planning, political contributions and lobbying, environmental sustainability and stakeholder engagement matters, among others.

The Company's Chief Legal and Compliance Officer ("CLO"), Chief Digital and Technology Officer ("CDTO"), Chief Information Security Officer ("CISO"), and Vice President of Compliance and Internal Audit each meet individually with the Risk Committee on a regular basis to discuss and address relevant matters. The Chair of the Risk Committee also meets frequently with the CDTO between meetings.

The Risk Committee updates the board annually on the results of Company's enterprise risk management identification process and risk assessment results. The board provides feedback to the Company about significant enterprise risks and assesses the Company's identification of its most significant risk areas. The Risk Committee also coordinates with the Audit Committee, including through periodic joint meetings, to enable the Audit Committee to perform its risk-related responsibilities. The Risk Committee oversees the Company's approach to cyber risk assessment and mitigation by, among other things:

- reviewing the Company's cybersecurity insurance program;
- reviewing the Company's cybersecurity budget;
- discussing the results of various internal cybersecurity audits and periodic independent third-party assessments of the Company's cybersecurity programs;
- being briefed on cybersecurity matters by outside experts; and
- receiving regular updates from the CISO and others on cybersecurity risks, operational metrics, compliance and regulatory developments, training programs, risk mitigation activities, key projects and industry developments.

The Audit Committee has additional risk assessment and risk oversight responsibilities, specifically with respect to financial risk assessment. The CLO, CEO, CFO and Vice President of Compliance and Internal Audit each meet individually with the Audit Committee on a regular basis.

In addition, the CLO reports directly to our CEO, providing visibility into the Company's risk profile. The board believes that the work undertaken by its committees, together with the work of the full board and the Company's senior management, enables effective oversight of the Company's management of risk.

Stakeholder Engagement

Maintaining open and ongoing dialogs with key stakeholders is an important component of our corporate culture. Our management team participates in numerous investor meetings throughout the year to discuss our business, strategy and financial results. This includes in-person, telephone and webcast conferences, as well as key site visits.

In addition, each year we undertake a stakeholder outreach program in which we discuss progress on our environmental sustainability, human capital and governance initiatives. This year we contacted holders of over 47% of our class B common stock as a part of this program. Engagement provides us with the opportunity to understand issues of significant importance to stakeholders and to receive feedback on our practices and disclosures. Similarly, it provides us with an opportunity to discuss how management believes its actions are aligned with long-term value creation.

We also proactively correspond with other key stakeholders throughout the year. We share feedback from our engagements with the board, the Compensation and Human Capital Committee, and the Nominating and Corporate Governance Committee as appropriate.



We consider the views of our shareowners and other stakeholders when evaluating our policies and practices; for example, in recent years we have:

- Announced a number of environmental and social goals, including a carbon neutral by 2050 goal;
- Accelerated our environmental sustainability reporting;
- Increased disclosures around individual director skills, experience and backgrounds;
- Separated the Board Chair and CEO roles;
- Appointed an independent Board Chair;
- Expanded reporting on lobbying activities;
- Revised the Risk Committee charter to specifically identify cybersecurity oversight responsibilities;
- Revised the Nominating and Corporate Governance Committee charter to include oversight of environmental sustainability matters and risks; and
- Revised the Compensation and Human Capital Committee charter to include oversight of performance and talent management, workforce representation, work culture and employee development and retention.



The Compensation and Human Capital Committee considers shareowner feedback, along with the market information and analysis provided by its independent compensation consultant, when making decisions about our executive compensation programs. In recent years we have:

- Updated the peer group for executive and director compensation market comparisons;
- Returned to a single, annual goal setting process for MIP awards;
- Annually reevaluated performance metrics under our incentive compensation plans for proper design to incent towards long-term Company value creation;
- Amended the MIP to adopt payout tables increasing clarity for participants and removing payout discretion;
- Added relative total shareowner return as a component of our LTIP program;
- Added an individual payout cap to the MIP;
- Provided additional disclosures around the performance measures used for the MIP and LTIP plans;
- Adopted a mandatory incentive compensation clawback policy applicable to executive officers;
- Eliminated single-trigger equity vesting following a change in control; and
- Enhanced the competitiveness of our annual MIP.

Political Engagement

Overview

Responsible participation in the political process is important to our success and the protection and creation of shareowner value. We participate in this process in accordance with good corporate governance practices. Our Political Engagement Policy (the "policy") is summarized below and is available at www.investors.ups.com. In addition, as a component of our ongoing governance evaluation process, we expanded our reporting around lobbying and trade association memberships.

- The Nominating and Corporate Governance Committee oversees the policy;
- Corporate political contributions are restricted;
- We publish semi-annual political engagement reports, described below; and
- Eligible employees can make political contributions through a Company-sponsored political action committee ("UPSPAC"). UPSPAC is organized and operated on a voluntary, nonpartisan basis and is registered with the Federal Election Commission.

Oversight and Processes

Political contributions are made in a legal, ethical and transparent manner that best represents the interests of our stakeholders. Political and lobbying activities require prior approval of the UPS Public Affairs department and are subject to review (and in some cases prior approval) by the Nominating and Corporate Governance Committee.

Senior management works with the Public Affairs department on furthering our business objectives and protecting and enhancing shareowner value. The CLO reviews political and lobbying activities and regularly reports to the board and the Nominating and Corporate Governance Committee on these activities.

Lobbying and Trade Associations

The Public Affairs department coordinates the Company's lobbying activities, including engagements with federal, state, and local governments. UPS is also a member of a variety of trade associations that engage in lobbying. Lobbying activities require prior approval of the Public Affairs department.

The Nominating and Corporate Governance Committee regularly reviews UPS's participation in trade associations that engage in lobbying to determine if our involvement is consistent with UPS business objectives and whether participation exposes the Company to excessive risk.

Lobbying activities are governed by comprehensive policies and practices designed to facilitate compliance with laws and regulations, including those relating to the lobbying of government officials, the duty to track and report lobbying activities, and the obligation to treat lobbying costs and expenses as nondeductible for tax purposes.

Political Activity Transparency

We publish semi-annual political engagement reports, which are reviewed and approved by the Nominating and Corporate Governance Committee. The reports provide:

- Amounts and recipients of any federal and state Company political contributions in the U.S. (if any such expenditures are made);
- The names of trade associations that receive $50,000 or more and that use a portion of the payment for political contributions; and
- The names of trade associations, or other organizations that draft model legislation, that received $25,000 or more in membership dues from UPS in a given year, and the percentage of dues used for lobbying purposes.

Our most recent report is available on our investor relations website at www.investors.ups.com. We also publicly file a federal Lobbying Disclosure Act Report each quarter, providing information on activities associated with influencing legislation through communications with any member or employee of a legislative body, or with any covered executive branch official. This report discloses expenditures for the quarter, describes the specific pieces of legislation that were the topic of communications, and identifies the individuals who lobbied on behalf of UPS. We file similar publicly available periodic reports with state agencies reflecting state lobbying activities.

Sustainability

We are a global package delivery and logistics provider. We offer a broad range of industry-leading products and services through our extensive global presence, serving over 200 countries and territories. Our services include transportation and delivery through our integrated air and ground network, distribution, contract logistics, ocean freight, airfreight, customs brokerage and insurance. In 2024, we delivered an average of 22.4 million packages per day, totaling 5.7 billion packages during the year. Total revenue in 2024 was $91.1 billion.

The board considers key economic, environmental and social sustainability risks and opportunities as part of its involvement in and oversight of UPS's strategic planning. The board also regularly reviews the effectiveness of our risk management and due diligence processes related to material sustainability topics. In executing its responsibilities, the board has delegated oversight of environmental sustainability matters to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee monitors the development, implementation, and progress of the Company's environmental sustainability goals and regularly reports on those matters to the board.

Authority for day-to-day management of sustainability matters has been delegated to management. Our Chief Sustainability Officer regularly reports to the Company's CEO and the Nominating and Corporate Governance Committee regarding sustainability strategies, priorities, goals and performance. In addition, the board is regularly briefed on issues of concern for customers, unions, employees, retirees, investors, governmental entities and other stakeholders. For additional information on board risk oversight, see page 14.

Each year we publish corporate sustainability reports showcasing the goals, recent achievements and challenges of our commitment to balancing the economic, environmental and social aspects of our business. In response to stakeholder interest, we have accelerated the timing of these reports to provide stakeholders with more current information in advance of our Annual Meeting. These reports are available at https://investors.ups.com/sustainability. Our ability to meet our goals will depend in part on significant technological advancements with respect to the development and availability of reliable, affordable and sustainable alternative solutions that are outside of our control, including sustainable aviation fuel and alternative fuel vehicles. While we remain committed to being responsive to the effects of climate change and reducing our carbon footprint, there can be no guarantees or assurances that our goals and strategic plans to achieve those goals will be successful.

Human Capital Management

Our success is dependent upon our people, working together with a shared purpose. As we seek to capture new opportunities and pursue growth, we are focused on maintaining the culture we have cultivated over our nearly 118-year history and incorporating the new perspectives we need to take the business into the future. To assist with employee recruitment and retention, we continue to review the competitiveness of our employee value proposition, including benefits and pay, training, talent development and advancement opportunities.

We have approximately 490,000 employees (excluding temporary seasonal employees), of which 406,000 are in the U.S. and 84,000 are located internationally. Our global workforce includes approximately 78,000 management employees (38% of whom are part-time) and 412,000 hourly employees (50% of whom are part-time).

More than 75% of our U.S. employees are represented by unions, primarily those employees handling or transporting packages. Many of these employees are employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters ("Teamsters"). Our national master agreement with the Teamsters expires July 31, 2028. In addition, approximately 3,300 of our pilots are represented by the Independent Pilots Association ("IPA"). Our agreement with the IPA becomes amendable September 1, 2025.

We bargain in good faith with the unions that represent our employees. We frequently engage union leaders at the national level and at local chapters throughout the U.S. We participate in works councils and associations outside the U.S., which allows us to respond to emerging issues abroad. This work helps our operations to build and maintain productive relationships with our employees.

Oversight and Management

Our board, directly and through the Compensation and Human Capital Committee, is responsible for oversight of human capital matters. Effective oversight is accomplished through a variety of methods and processes including regular updates and discussions around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives.

In addition, the Compensation and Human Capital Committee charter includes oversight responsibility for performance and talent management, workforce representation, work culture and employee development and retention. We believe the board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Total Rewards

We offer competitive compensation and benefits. In addition, our long history of employee stock ownership aligns the interests of our management team with shareowners. In the U.S., benefits available to our non-union employees include: comprehensive health insurance coverage; life insurance; short- and long-term disability coverage; paid caregiver leave; child/elder care spending accounts; work-life balance programs; an employee assistance program; and a discounted employee stock purchase plan.

We invest in our people by offering a range of other benefits, such as paid time off, retirement plans, and education assistance. In the U.S., these other benefits are generally provided to non-union employees without regard to full-time or part-time status.

Employee Health and Safety

We seek to provide industry-leading employee health, safety and wellness programs across our workforce. UPS's Comprehensive Health and Safety Program ("CHSP") is an occupational health and safety system tailored to our varied operational environments. Our CHSP covers a wide array of roles, from package handling to administration, and spans geographical boundaries to include sorting facilities, mobile logistics, administrative offices, and other locations worldwide. UPS conducts audits to assess specific risks and hazards, including equipment safety, workplace environment, and emergency response protocols. We monitor our safety performance through various measurable targets, including recoverable injury frequency, lost time frequency and the number of recorded auto accidents.

Majority Voting and Director Resignation Policy

Our Bylaws provide for majority voting in uncontested director elections. The number of votes cast for a nominee must exceed the number of votes cast against that person. Any incumbent director who does not receive a majority of the votes cast must offer to resign from the board.

In such an event, the Nominating and Corporate Governance Committee will recommend to the board whether to accept or reject the director's offer to resign after considering all relevant factors. The board will act on the recommendation within 90 days following certification of the election results after considering all relevant information.

Any director who offers to resign must recuse himself or herself from the board vote, unless the number of independent directors who were successful incumbents is fewer than three. The board will promptly disclose its decision regarding any director's offer to resign, including its reasoning. If the board determines to accept a director's offer to resign, the Nominating and Corporate Governance Committee will recommend whether and when to fill such vacancy or reduce the size of the board.

Board Meetings and Attendance

The board held six meetings during 2024. Also during 2024, the Audit Committee met 11 times, the Compensation and Human Capital Committee met five times, the Nominating and Corporate Governance Committee met four times and the Risk Committee met four times (including a joint meeting with the Audit Committee). Prior to meetings, the Board Chair and the committee chairs work with management to determine and prepare agendas for the meetings.

Board meetings generally occur over two days. Board committees meet on the first day, followed by the beginning of the board meeting. The second day typically consists of reports from each committee chair to the full board, additional presentations by internal business leaders or others with expertise in various subject matters, and an executive session consisting of only independent board members.

All directors attended at least 75% of the total number of board and any committee meetings of which he or she was a member in 2024. Our directors are expected to attend each annual shareowner meeting, and all individuals who were then members of the board attended the 2024 Annual Meeting. The independent directors met in executive session at all regular board meetings held in 2024.

Code of Business Conduct

We are committed to conducting our business in accordance with the highest ethical principles. Our Code of Business Conduct is applicable to anyone who represents UPS, including our directors, executive officers and all other employees and agents of UPS. A copy of our Code of Business Conduct is available on our investor relations website at www.investors.ups.com.

Conflicts of Interest and Related Person Transactions

Our Audit Committee is responsible for overseeing our Code of Business Conduct, which includes policies regarding conflicts of interest. The Code requires employees and directors to avoid conflicts of interest, defined as situations where the person's private interests conflict, or may appear to conflict, with the interests of UPS.

We maintain a written related person transactions policy that applies to any transaction or series of transactions in which: (1) the Company or any of its subsidiaries is a participant; (2) any "related person" (executive officer, director, greater than 5% beneficial owner of the Company's common stock, or an immediate family member of any of the foregoing) has or will have a material direct or indirect interest; and (3) the aggregate amount involved since the beginning of the Company's last completed fiscal year will exceed or may reasonably be expected to exceed $100,000.

The policy provides that related person transactions that may arise during the year are subject to the Audit Committee's reasonable prior approval. If advance approval of a related person transaction is not possible, then the transaction will be considered and, if deemed appropriate, ratified no later than the Audit Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstance, the extent of the related person's interest in the transaction, whether the transaction would impair independence of a non-employee director and whether there is a business reason for UPS to enter into the transaction. A copy of the policy is available on our investor relations website at www.investors.ups.com. The Company did not engage in any related person transactions since January 1, 2024 that require disclosure in this Proxy Statement or under the Company's policy.

At least annually, each director and executive officer completes a questionnaire in which they are required to disclose any business relationships that may give rise to a conflict of interest, including transactions in which UPS is involved and where an executive officer, a director or a related person has a direct or indirect material interest. We also review the Company's financial systems and any related person transactions to identify potential conflicts of interest.

We have immaterial ordinary course of business transactions and relationships with companies with which our directors are associated. These transactions and relationships were entered into on terms that are both reasonable and competitive. Additional transactions and relationships of this nature may be expected to take place in the ordinary course of business in the future.

Transactions in Company Stock

We prohibit our executive officers and directors from hedging or pledging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines and the charters for each of the board's committees are available on our investor relations website at www.investors.ups.com. Each committee reviews its charter annually. In addition, the Nominating and Corporate Governance Committee reviews our Corporate Governance Guidelines annually and recommends any changes to the board for approval. When amending our committee charters or Corporate Governance Guidelines, we consider current governance trends and best practices, changes in regulatory requirements, advice from outside sources and input from stakeholders.

Communicating with the Board of Directors

Shareowners and other interested parties may communicate directly with the board, with the non-management directors as a group, or with any specific director, by writing to the UPS Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Please specify to whom your letter should be directed. After review by the Corporate Secretary, appropriate communications will be forwarded to the addressee. Advertisements, solicitations for business, requests for employment, requests for contributions, matters that may be better addressed by management or other inappropriate materials will not be forwarded.

Insider Trading Policy

We have adopted policies and procedures governing the purchase, sale, and other dispositions of the Company's securities by directors, officers and employees. These procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and New York Stock Exchange listing standards. A copy of our Insider Trading Policy has been filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2024, and is available on our investor relations website at www.investors.ups.com.

Our Board of Directors

Proposal 1 — Director Elections

> **What am I voting on?** Election of each of the 12 named director nominees to hold office until the 2026 Annual Meeting and until their respective successors are elected and qualified.
>
> **Board's Recommendation:** Vote **FOR** the election of each nominee.
>
> **Vote Required:** A director will be elected if the number of votes cast for that director exceeds the number of votes cast against that director.

The board has nominated the individuals named below for election as directors at the Annual Meeting. Michael Burns, who has served as a director since 2005, is not nominated for re-election at the Annual Meeting. Effective as of the Annual Meeting, the size of the board will be reduced to 12 directors. We thank Mike for his service and his significant contributions to UPS over the last 20 years.

All nominees, other than Kevin Clark, were elected by shareowners at our last Annual Meeting. Kevin was identified as a potential director candidate by a third-party search and recruitment consultant. If elected, all nominees are expected to serve until the next Annual Meeting and until their respective successors are elected and qualified. If any nominee is unable to serve as a director, the board may reduce the number of directors that serve on the board or choose a substitute nominee. Any nominee who is currently a director, and for whom more votes are cast against than are cast for, must offer to resign from the board.

As a group, our director nominees, all of whom are currently directors, effectively oversee and constructively challenge management's performance in the execution of our strategy. Our directors' broad professional skills and experiences contribute to a wide range of perspectives in the boardroom. The Nominating and Corporate Governance Committee regularly assesses the skills and experience necessary for our board to function effectively and considers where additional expertise may be needed.

Diversity with respect to skills, experience, perspectives, backgrounds and other factors is a key consideration when identifying and recommending director nominees. While we do not have a formal policy on board diversity, our Corporate Governance Guidelines emphasize diversity of skills, experience, perspectives and backgrounds, and the Nominating and Corporate Governance Committee considers such diversity in recruitment and nominations of director candidates.

Our Corporate Governance Guidelines provide that an individual should not be eligible for nomination or election as a director of the Company after he or she reaches the age of 75 (the "retirement age requirement"). For the reasons described under "Board Leadership Structure" above, the board (other than Bill) determined it was in the best interests of the Company and its shareowners to grant Bill an additional one-year waiver from the retirement age requirement.

Biographical information about the director nominees appears below, including information about the experience, qualifications, attributes, and skills considered by our Nominating and Corporate Governance Committee and board in determining that the nominee should serve as a director. For additional information about how we identify and evaluate nominees for director, see page 10.

Director Nominee Skills and Experience

Highlights

92% Independent   8.4 years Average tenure

Skills and Experience / Attributes	R. Adkins	E. Boratto	K. Clark	W. Hewett	A. Hwang	K. Johnson	W. Johnson	F. Moison	C. Smith Shi	R. Stokes	C. Tomé	K. Warsh
CEO			●	●	●	●	●				●	
CFO		●	●								●	
Consumer / Retail		●					●	●	●		●	
Digital Technology	●					●			●		●	
Geopolitical Risk							●	●				●
Global / International			●	●	●		●	●	●	●		●
Healthcare		●	●	●	●							
Human Capital Management				●	●	●	●			●	●	
Operational	●		●	●	●	●	●	●	●	●		
Risk / Compliance / Government	●	●		●	●					●	●	●
Sales / Marketing					●	●	●	●	●	●		
Small and Medium-Sized Businesses		●		●	●	●	●			●		
Supply Chain Management	●		●	●	●		●	●	●			
Technology / Technology Strategy	●		●	●		●				●		
Other Public Company Board Service	●		●	●		●	●	●	●		●	●

Director Nominee Biographical Information



Rodney Adkins

Independent Director

Director Since: 2013

Age: 66

Board Committees

- Risk (Chair)
- Compensation and Human Capital
- Executive

Public Board Directorships

- Avnet, Inc. (since 2015)
- PayPal Holdings, Inc. (since 2017)
- W.W. Grainger, Inc. (since 2014)

Reasons for Nomination

Rod brings deep expertise in technologies, business operations and supply chain management to the Board. He previously led corporate strategy and systems and technology groups at IBM, where he guided that company through continuous transformation and developed strategies for leadership in evolving computing capabilities, new markets and new client segments, delivering significant shareholder value.

Inducted into the National Academy of Engineering, he was recognized by the National Society of Black Engineers for Lifetime Achievement in Industry.

Select Skills and Experiences

- **Operational:** Rod led global teams and managed a multi billion-dollar product development and manufacturing business division at IBM, overseeing the highly complex product lifecycle from concept and testing to commercialization. He drove efficient supply chain management, built high-performing teams and delivered high-quality products across global markets.

- **Risk / Compliance / Government:** Throughout his 30-year career at IBM, Rod was responsible for overseeing the integration of regulatory compliance and risk management into new product and service offerings development, facilitating robust intellectual property protection, adherence to export controls, consumer safety and the ethical use of emerging technologies.

- **Technology / Technology Strategy:** Rod oversaw the creation of a wide portfolio of industry-transforming personal computing products, including the launch of mobile computing technologies and other products. He also led IBM's POWER business and delivered market leadership for UNIX, pioneering what became IBM's portfolio of IoT solutions.

Professional Highlights

3RAM Group LLC, a capital investment, business consulting and property management services

- President (since 2015)

International Business Machines (IBM), a global technology products and services company

- SVP, Corporate Strategy (2013-2014), Systems and Technology Group (2009-2013), Development & Manufacturing (2007-2009)
- VP, Development, IBM Systems and Technology Group (2003-2007)
- Several operational and executive roles spanning strategy, technology, systems and supply chain (1981-2003)

Education

- B.A., Physics, Rollins College
- B.S. and M.S., Electrical Engineering, Georgia Institute of Technology



Eva Boratto

Independent Director

Director Since: 2020

Age: 58

Board Committees

• Audit (Chair)

Reasons for Nomination

Eva brings extensive corporate finance experience to the Board, gained throughout her career as CFO at multiple public companies, including in the healthcare and retail sectors, with complex operations and large workforce. She has deep knowledge of financial reporting and accounting standards, organic and inorganic growth strategies and digital transformation. Her strong track record of creating shareholder value and building strong partnerships enhances the Board's oversight of growth initiatives, compliance and financial risk management.

Select Skills and Experiences

• **Financial Expertise:** Eva has over three decades of experience in corporate finance roles, overseeing all aspects of corporate financial strategy and operations, including financial reporting, investor relations, capital strategies and procurement. While at CVS, she led the integration of the finance function following the acquisition of Aetna in 2018, unlocking synergies and positioning the company to realize growth.

• **Healthcare:** At CVS, Eva was critical to the development of that company's growth plan, including investment in digital transformation. Her deep understanding of the healthcare sector enabled her to successfully lead that company through the COVID-19 pandemic, mitigating economic impact on operations and funding CVS Health's capabilities to reaffirm its leadership role in testing and vaccines, while delivering on pre-established commitments and new business opportunities.

• **Risk / Compliance / Governance:** Throughout her career, Eva has played an instrumental role at leading public companies, overseeing operational and financial risk management, as well as compliance with tax and industry regulations. She has led the implementation of risk mitigation strategies to address both short-and long-term challenges, along with the adoption of robust internal controls and compliance frameworks.

Professional Highlights

Bath & Body Works, Inc., a global personal care and home fragrance retailer

• CFO (since 2023)

Opentrons Labworks, Inc., a life sciences company

• CFO (2022-2023)

CVS Health Corporation, a diversified health services company

• EVP and CFO (2018-2021)

• EVP, Controller and Chief Accounting Officer (2013-2018)

• SVP and CFO, Pharmacy Services Segment (Caremark) (2010-2013)

Merck & Co., a global science and technology company

• VP U.S. Market Finance Leader (2009-2010)

• VP Investor Relations (2008-2009)

• Global Pharmaceuticals VP & Controller (2006-2008)

• Additional roles of increasing responsibility (1990-2006)

Education

• B.S., Accounting and Economics, Rutgers University

• MBA, Drexel University



Kevin Clark

Independent Director

Director Since: 2025

Age: 62

Board Committees

- Audit[1]

Public Board Directorships

- Aptiv (since 2015)

Reasons for Nomination

Kevin is a highly accomplished leader of complex, global organizations with a record of driving shareholder value through operating excellence, transformative change, and innovation aligned with dynamic landscapes and customers' critical needs. Under his guidance, Aptiv evolved from an automotive components supplier into a premier full-systems solutions partner serving automotive, commercial vehicle, aerospace and defense, telecommunications and industrial markets around the world.

Select Skills and Experiences

- **Technology / Technology Strategy:** As CEO of Aptiv, Kevin led its transformation into a global technology company focused on advancing the future of mobility and positioned to capitalize on key megatrends, including electrification, digitization, artificial intelligence and automation. In addition, as CFO of Fisher Scientific, he guided the creation of a complete portfolio of products, services and solutions for health science research, discovery and diagnostics organizations worldwide.

- **CFO / Finance:** Kevin is an experienced operationally-focused finance executive with expertise in the industrial and healthcare sectors and a track record of driving profitable growth through disciplined risk management, operating efficiency and cost rationalization initiatives, as well as capital allocation strategies that include organic investments and M&A. His various CFO leadership has included overseeing two IPOs and multiple M&A transactions, including the completion of a $10 billion merger.

- **Supply Chain Management:** In his executive roles, Kevin has developed manufacturing and distribution effectiveness and efficiency plans for global enterprises serving more than 150 countries across six continents. His track record includes navigating supply chain disruptions caused by the COVID-19 pandemic and mitigating other macroeconomic and geopolitical risks. At Delphi and Aptiv, he transformed the manufacturing footprint through modernization and automation, enhancing operational resiliency and unlocking efficiencies.

Professional Highlights

Aptiv PLC, a global full-system architecture and software solutions provider

- Chairman and CEO (since 2022)
- President and CEO (2017-2022)

Delphi Automotive, global supplier of technologies for the automotive and commercial vehicle markets (Aptiv predecessor)

- President and CEO (2015-2017)
- EVP and COO (2014-2015)
- EVP and CFO (2010-2014)

Liberty Lane Partners, a private equity investment firm

- Founding Partner (2007-2010)

Fisher Scientific International, Inc., a global manufacturer and distributor of products and solutions for scientific research and healthcare related companies

- VP and CFO (2001-2006)

Education

- B.S., Finance Administration, Michigan State University
- MBA, Michigan State University

(1) If elected, Kevin will join the Audit Committee following the Annual Meeting.



Wayne Hewett

Independent Director

Director Since: 2020

Age: 60

Board Committees

- Audit

Public Board Directorships

- Home Depot, Inc. (since 2014)
- Wells Fargo & Company (since 2019)

Other Notable Affiliations

- Hexion Chemicals (Lead Director since 2023)
- Cambrex Corporation (Non-Executive Chairman since 2020)
- Lytx, Inc. (Board Member 2021-2025)
- Quotient Sciences (Non-Executive Chairman since 2023)
- DiversiTech Corporation (Non-Executive Chairman 2018-2021)

Reasons for Nomination

Wayne brings extensive experience in global operations, finance, capital markets and packaging solutions, acquired through his senior executive leadership roles across the U.S., Europe, Latin America and the Asia-Pacific region. He has a proven track record of executing company-wide initiatives across large organizations, negotiating M&A transactions, developing proprietary products, optimizing supply chains and applying emerging technologies to introduce new products and services.

Select Skills and Experiences

- **Small and Medium-Sized Businesses:** Wayne's corporate leadership experience across a range of small-, mid- and large-cap companies, along with his current work with the Permira executive team to drive growth and long-term value creation across the fund's portfolio companies, provides him with deep insights into the expectations of a broad range of customers.

- **Supply Chain Management:** Among his various roles at GE, Wayne oversaw supply chain and operations. He launched and led the company-wide Operations Council, which served as GE's center of excellence for supply chain optimization, delivering enhancements for on-time delivery, quality and environment, health and safety.

- **Technology / Technology Strategy:** While at GE, Wayne shifted the products portfolio to better serve differentiated customer needs, increasing profit and driving growth in emerging markets. At Lytx, he has successfully overseen the introduction capabilities that have enhanced that company's customer solutions through advanced technologies.

Professional Highlights

Permira, a global private equity firm

- Senior Advisor (since 2018)

Klöckner Pentaplast Group, a packaging supplier

- CEO and Board Member (2015-2017)

Platform Specialty Products Corporation, a global producer of high technology specialty chemical products

- President and Board Member (2015)

Arysta LifeScience Corporation, a crop protection and life science company

- President, CEO and Board Member (2010-2015)

General Electric Company ("GE"), a global industrial company

- VP, Supply Chain and Operations (2007-2010)
- President and CEO, GE Advanced Materials (2005-2006), GE Silicones (2003-2005)
- President, GE Plastics Pacific (2001-2003)
- President and CEO, GE Toshiba Silicones (2000-2001)
- Additional roles of increasing responsibilities (1986-2000)

Education

- B.S., Industrial Engineering
- MBA, Stanford University



Angela Hwang

Independent Director

Director Since: 2020

Age: 59

Board Committees

- Audit

Other Notable Affiliations

- Connecticut Innovations (Board Member)
- Cornell Johnson School of Management Advisory Council

Reasons for Nomination

Angela is an experienced senior executive in the healthcare sector, with nearly three decades of experience managing complex businesses with a focus on research and development, commercial sales, supply chain and distribution logistics. She brings deep expertise in navigating M&A, post-acquisition integrations and leading operations in domestic, international and emerging markets. Angela's experience provides critical contributions to board oversight of our global business operations and deepens the understanding of the evolving expectations of our healthcare clients. Further, her multiple roles in leading business and commercial operations, including oversight of business financials, brings an important lens to the board and the Audit Committee.

Select Skills and Experiences

- **Global / International:** As Chief Commercial Officer for a global biopharmaceuticals business at Pfizer, Angela led operations across 185 countries, with oversight responsibilities for the distribution of over 600 medicines that reached more than 1.3 billion people globally. In this role, she built and expanded collaborations with health insurers, governments, policymakers, and global health stakeholders to advance medicines accessibility.

- **Healthcare:** Angela played a critical role in the launch of the first COVID-19 vaccine and the first oral antiviral treatment a year later, securing rapid expansion of temperature-sensitive and time-critical distribution logistics. Through her extensive experience working across different segments of the healthcare industry, including biotechnology, she developed deep insights into fast-paced pharmaceutical innovation, enhancing the board's oversight of our complex healthcare logistics services globally.

- **Sales / Marketing:** In her role as Chief Commercial Officer at Pfizer, she led global sales and marketing teams, overseeing marketing strategies and building multiple partnerships to grow and expand product portfolio.

Professional Highlights

Flagship Pioneering, a bioplatform innovation company

- CEO-Partner (since 2025)
- CEO, Metaphore Biotechnologies (Flagship-founded biotechnology company) (since 2025)

Pfizer, Inc., a multinational pharmaceutical and biotechnology company

- Chief Commercial Officer, President, Global Biopharmaceuticals Business (2019-2023)
- Group President, Essential Health (2018)
- Global President, Inflammation and Immunology (2015-2017)
- Regional President, Vaccines US (2014-2015)
- VP, Primary Care, Emerging Markets (2011-2013)
- VP, Established Products US (2008-2011)
- Additional roles of increasing responsibility (1997-2008)

Education

- B.S., Microbiology, University of Cape Town
- MBA, Cornell University, Johnson School of Management



Kate Johnson

Independent Director

Director Since: 2020

Age: 57

Board Committees

- Nominating and Corporate Governance

- Risk

Public Board Directorships

- Lumen Technologies (since 2022)

Reasons for Nomination

Kate is a highly skilled executive with significant digital and technology insight garnered through her accomplished career in the sector. She has a proven track record of driving business efficiency and digital transformation success at some of the world's top Fortune 100 technology companies, both domestically and globally, serving business and mass-market customers. The board benefits from her strong commercial orientation, strategic experience and technical acumen.

Select Skills and Experiences

- **Digital Technology:** As the President and CEO of Lumen Technologies, Kate leads that company's integration of network assets, cloud connectivity, security solutions and voice and collaboration tools that enable customers to manage secure, on-demand connections from a single platform.

- **Technology / Technology Strategy:** At Microsoft, Kate was responsible for the growth of the company's U.S. solutions, services and support revenues, advising both public and private sector clients on their technology strategies and implementation. She focused on driving transformation in Microsoft's largest sales subsidiary where she led a 10,000-person field organization.

- **Sales / Marketing:** Kate sat on the Global Sales and Marketing leadership team at Microsoft and improved commercial intensity in the U.S. subsidiary to drive record-setting cloud revenue growth and customer adoption. At GE, Kate was responsible for building commercial capability for Enterprise Solutions, Intelligent Platforms and GE Digital.

Professional Highlights

Lumen Technologies, a global technology and communications company

- President and CEO (since 2022)

Microsoft Corporation, a multinational technology company

- President, Microsoft U.S. (2017-2021)

General Electric Company, a global industrial company

- EVP and Chief Commercial Officer, GE Digital (2016-2017)

- CEO, GE Intelligent Platforms Software (2015-2016)

- VP and Chief Commercial Officer (2013-2015)

Oracle, a leading database management company

- SVP, North America Technology and Government Consulting (2007-2013)

Education

- B.S. Electrical Engineering, Lehigh University

- MBA Finance, University of Pennsylvania Wharton School



William Johnson

Independent Board Chair

Director Since: 2009

Age: 76

Board Committees

- Nominating and Corporate Governance (Chair)
- Executive

Public Board Directorships

- Sovos Brands, Inc. (2017-2024)
- PepsiCo, Inc. (2015-2020)

Reasons for Nomination

Bill brings over 30 years of executive leadership experience, along with expertise in complex global business operations and logistics, investment and risk management strategies and labor relations. His track record of successfully leading brand development and deep insights into the retail and consumer industries provide invaluable contributions to the board's oversight of our strategy and risk management.

Building on his extensive public company board experience, Bill has held several leadership roles on our board, developing a deep understanding of our strategy, culture, and operations to support informed decision-making and organizational resilience. His experience in leading boards has been invaluable.

Select Skills and Experiences

- **Consumer / Retail:** Through his career-long experience at Heinz, including 15 years as President and CEO, Bill played a pivotal role in that company's growth and transformation, strengthening its market position through strategic acquisitions and restructuring its global brand portfolio. Under his leadership, the company achieved significant sales growth across six continents.

- **Global / International:** Bill led multiple international divisions of Heinz, including operations in the Asia-Pacific, spanning Australia, New Zealand, China, Thailand and South Korea. He oversaw several international strategic acquisitions, significantly expanding that company's global presence and driving international revenue growth.

- **Human Capital Management:** While overseeing global operations at Heinz, Bill executed talent strategies that supported that company's international expansion, fostered a high-performance culture, built a diverse global talent pipeline, enhanced retention strategies and effectively managed labor relations. He was also instrumental in establishing and building Sovos Brands into a high growth CPG company.

Professional Highlights

Advent International Corporation, a global private equity firm

- Operating Partner, Global Retail and Consumer (since 2014)

Trian Fund Management, L.P., an investment management firm

- Advisory Partner (2015-2017)

H.J. Heinz Company, a global foods manufacturer

- President and CEO (1998-2013) and Chairman (2000-2013)
- President and COO (1996-1998)
- SVP, Asia-Pacific Operations (1993–1996)
- Additional roles of increasing responsibility (1982-1993)

Additional management roles with progressive scope of responsibilities: **Drackett** (a specialty consumer household products company), **Ralston Purina** (an animal and pet food, consumer products holding company) and **Anderson-Clayton** (a commodities trading company)

Education

- B.S., University of California, Los Angeles
- MBA, University of Texas at Austin



Franck Moison

Independent Director

Director Since: 2017

Age: 71

Board Committees

- Nominating and Corporate Governance
- Risk

Public Board Directorships

- VusionGroup SA (since 2020)
- Hanesbrands Inc. (since 2015)

Other Notable Affiliations

- SomaLogic, Board Member (2019 - 2021)
- EDHEC Business School (Paris, London, Singapore), Chairman of the International Advisory Board
- McDonough School of Business, Georgetown University, International Board member

Reasons for Nomination

Franck is a highly accomplished executive with a successful track record of managing complex supply chains and enabling efficient operations that supported the growth and profitability of multinational business operations. He has extensive experience navigating global markets and developing strategic initiatives that enhance market positioning and customer engagement. Franck contributes a deep understanding of the evolving global landscape and shifting consumer preferences to support our board's discussions related to international operations and risk management.

Select Skills and Experiences

- **Consumer / Retail:** Through his career-long tenure at Colgate, Franck successfully led operations and marketing, product innovation, talent, M&A and global brand management. He addressed customers' needs through the acquisitions of several premium brands that are among Colgate's most successful today.
- **Global / International:** Franck led Colgate's operations in Asia, the South Pacific and Latin America. As COO of Emerging Markets, he led fast-growing international businesses, oversaw strategic acquisitions in Europe and other emerging markets and expanded that company's geographic footprint.
- **Supply Chain Management:** During his time as President, Global Marketing, R&D and Supply Chain at Colgate, Franck was responsible for that company's global supply chain and production capabilities, overseeing a large workforce of employees across a significant number of international factories, optimizing efficiency and creating flexibility to serve local market requirements.

Professional Highlights

Colgate-Palmolive Company, a global consumer products company

- Vice Chairman (2016-2018)
- COO, Emerging Markets (2010-2016)
- President, Global Marketing, R&D and Supply Chain (2007-2010)
- President, Western Europe, Central Europe and South Pacific (2005-2007)
- Additional management positions of increasing responsibility (1978-2005)

Education

- Master's Degree, Marketing, EDHEC Business School
- MBA, Stephen M. Ross School of Business, University of Michigan



Christiana Smith Shi

Independent Director

Director Since: 2018

Age: 65

Board Committees

- Compensation and Human Capital (Chair)
- Risk

Public Board Directorships

- Columbia Sportswear Company (since 2022)
- Williams Sonoma, Inc. (2017-2019)
- Mondelez International, Inc. (2016-2023)

Reasons for Nomination

As a recognized leader in the retail sector, Christiana brings deep experience in consumer marketing and distribution strategy, digital transformation and e-commerce, as well as a track record of successfully driving large-scale operational change in global labor-intensive organizations. Building on her extensive public company board experience, Christiana utilizes her over 35 years of retail and consumer industry experience to inform her vital contributions to the board's oversight of our technology, marketing and distribution strategy and operations.

Select Skills and Experiences

- **Consumer / Retail:** During her time at Nike, Christiana played an instrumental role overseeing the expansion of the company's direct-to-consumer business. Under her leadership, Nike direct-to-consumer global revenues increased significantly. Christiana also brings extensive retail experience from her time at McKinsey, where she helped to create and extend the firm's proprietary knowledge in merchandising, omnichannel and e-commerce, global strategy and lean store operations.

- **Digital Technology:** In her various leadership roles at Nike, Christiana oversaw integrated global e-commerce strategy and led the accelerated growth of Nike's digital commerce and customer engagement capabilities. Now, as the Founder and Principal of Lovejoy Advisors, LLC, she focuses on advising consumer and retail businesses on digital transformations.

- **Operational:** Christiana is an experienced operator of large multichannel retail organizations, providing strong supply chain and cost management expertise in the global consumer industry. During her nearly 25 years at McKinsey, she worked across developed and emerging markets providing global leadership, expertise and strategic vision to senior executives of consumer companies, including designing and leading transformation programs, developing cross-channel marketing and merchandising programs and driving successful market entry and expansion strategies.

Professional Highlights

Lovejoy Advisors, LLC, an advisory services firm that assists clients with digitally transforming consumer and retail businesses

- Founder and Principal (since 2016)

Nike, Inc., a global designer, marketer and distributor of athletic apparel

- President, Direct-to-Consumer (2013-2016)
- Vice President and General Manager, Global Digital Commerce (2012-2013)
- VP and COO, Global Direct-to-Consumer (2010-2012)

McKinsey & Company, a global management consulting firm

- Director and Senior Partner (2000-2010)
- Additional management positions of increasing responsibility (1986-2000)

Additional management roles of progressive scope of responsibilities: **Merrill Lynch & Company** (an American investment and wealth management company)

Education

- B.A., International Relations and Economics, Stanford University
- MBA, Harvard Business School



Russell Stokes

Independent Director

Director Since: 2020

Age: 53

Board Committees

- Compensation and Human Capital
- Nominating and Corporate Governance

Other Notable Affiliations

- Metro Atlanta Chamber of Commerce Executive Committee
- Atlanta Committee for Progress

Reasons for Nomination

Russell is a proven executive leader in operations, logistics, global supply chain management and labor relations. Through his long career in aerospace engineering and integrated systems manufacturing, he has established a successful track record of executing mission-critical strategies that deliver increased value to shareholders and enhance competitiveness. He brings extensive experience that contributes to the board oversight of effective transportation fleet management, sustainable operations and business transformation by moving complex business issues into focused, targeted actions for improvement.

Select Skills and Experiences

- **Technology / Technology Strategy:** In his current role as President and CEO of the Commercial Engines and Services division at GE Aerospace, Russell leads that company's strategy on technology, solutions and services across the energy value chain, from the point of generation to consumption. Throughout his time at GE, Russell has gained valuable experience working on engineering and integration of innovative sustainable energy solutions, which contributes valuable insights to the board oversight of our fleet electrification and energy transition strategy.

- **Operational:** During his tenure at GE, Russell has overseen operations as President and CEO of five GE businesses, including Aviation Services, Power, Energy Connections and Transportation. Across his over 25-year career at GE, he has experience leading through market cycles and navigating multiple industries and business segments.

- **Sales / Marketing:** Russell gained valuable experience in sales and marketing through various roles at GE. This includes serving as President and CEO of GE Aviation Services, where he was responsible for commercial growth, operating performance and customer experience across its global Overhaul and Repair footprint.

Professional Highlights

GE Aerospace, a global aerospace propulsion, services, and systems leader

- President and CEO, Commercial Engines and Services (Since 2022)

General Electric Company, a multinational conglomerate with aerospace, energy, healthcare, and finance divisions

- President and CEO, GE Aviation Services (2020-2022)

- President and CEO, GE Power Portfolio (2019-2020), GE Power (2017-2019), GE Energy Connections (2015-2017), GE Transportation (2013-2015)

- Additional management roles of increasing responsibility at GE Transportation and GE Aviation (1997-2013)

Education

- B.B.A., Finance, Cleveland State University



Carol B. Tomé

Chief Executive Officer and Director

Director Since: 2003

Age: 68

Board Committees

• Executive

Public Board Directorships

• Verizon Communications, Inc. (since 2021)

• Cisco Systems, Inc. (2019-2020)

Other Notable Affiliations

• Atlanta Committee for Progress (Chair and Board Member)

• Grady Memorial Hospital Corporation (Board Member)

• Federal Reserve Bank of Atlanta (Board Member 2008 -2013, Board Chair 2010 - 2012)

Reasons for Nomination

Carol is a recognized consumer and retail industry executive with a successful track record of managing labor-intensive, complex organizations, driving growth, developing talent and successfully executing strategic priorities. Building on her extensive public company board experience, Carol applies her deep institutional knowledge, financial expertise and broader industry insights, enhancing board discussions on critical priorities and evolving market risks.

Select Skills and Experiences

• **Financial Expertise:** Gained through her nearly two decades of senior leadership at Home Depot, where she served as that company's CFO, Carol has in-depth knowledge of logistics, corporate finance, risk and compliance. She oversaw financial reporting, planning and analysis, internal audit, investor relations and tax, as well as strategy and business development, IT and cybersecurity. Under her leadership as CFO, Home Depot delivered a significant increase in shareholder value and sales grew substantially.

• **Human Capital Management:** While overseeing global operations at UPS, Carol has spearheaded initiatives to improve employee experience and maintain a strong talent pipeline, including successfully managing complex labor union negotiations.

• **Consumer / Retail:** During her career at Home Depot, Carol drove that company's transformation into one of the world's largest retailers, reinvigorating the consumer business, and growing B2B sector, despite a challenging macroenvironment during the financial recession and housing crisis. At UPS, she enhanced B2B segment profitability through automated technologies and enhanced distribution networks to improve delivery volumes.

Professional Highlights

United Parcel Service

• CEO (since 2020)

The Home Depot, Inc., one of the world's largest retailers

• EVP and CFO (2001-2019)

• SVP, Finance and Treasurer (1999-2001)

• VP and Treasurer (1995-1999)

Johns-Manville, Inc., a manufacturer of insulation and building products

• Director of Banking (1992-1995)

United Bank of Denver, now Wells Fargo & Company

• Commercial Lender (1981-1992)

Education

• B.A., Communication, University of Wyoming

• MBA, University of Denver



Kevin M. Warsh

Independent Director

Director Since: 2012

Age: 54

Board Committees

- Compensation and Human Capital
- Nominating and Corporate Governance

Public Board Directorships

- Coupang, Inc. (since 2019)

Other Notable Affiliations

- Group of Thirty (G30)
- Congressional Budget Office, Panel of Economic Advisers

Reasons for Nomination

Kevin is a distinguished political advisor and economist, bringing a deep expertise in the global financial and business environment, as well as significant experience working in the private sector for a leading global investment bank. As a former central banker, presidential advisor and financial markets expert, he contributes to the board his extensive understanding of economic policies, public affairs and geopolitical dynamics.

Select Skills and Experiences

- **Financial Expertise:** As a member of the Federal Reserve's board, Kevin focused on financial and economic developments and monetary policies. In this position, he played a significant role in navigating the global financial crisis in 2008. In his earlier career, he was a member of the Mergers & Acquisitions team at Morgan Stanley, developing strong expertise in financial analysis and strategic growth initiatives.

- **Risk / Compliance / Government:** Kevin served as a special assistant to President George W. Bush for economic policy and as executive secretary at the National Economic Council. During his time at the White House, he advised the President and senior administration officials on issues related to the U.S. economy, capital markets, securities, banking, and insurance issues.

- **Geopolitical Risk:** During Kevin's time as a member of the Federal Reserve board, he served as the Fed's representative to the Group of Twenty (G-20), consisting of the world's largest 20 economies, and as the Fed's emissary to the emerging and advanced economies in Asia. Additionally, Kevin is broadly recognized as an expert in global monetary policy and international financial markets, including in his current role as a Distinguished Visiting Fellow in Economics at the Hoover Institute.

Professional Highlights

Stanford University

- Shepard Family Distinguished Visiting Fellow in Economics at the Hoover Institution, a public policy think tank (since 2012)
- Dean's Visiting Scholar and lecturer at the Graduate School of Business (since 2011)

Duquesne Family Office LLC, the investment firm of Stanley F. Druckenmiller

- Advisor / Partner (since 2011)

Federal Reserve Board of Governors

- Member (2006-2011)

The White House Administration of President George W. Bush

- Special Assistant for Economic Policy and Executive Secretary of the National Economic Council (2002-2006)

Morgan Stanley & Co., a leading global financial services firm

- VP and Executive Director of Mergers and Acquisitions (1995-2002)

Education

- A.B., Public Policy, Stanford University
- J.D., Harvard Law School

Director Independence

We believe independent directors encourage robust debate and constructively challenged opinions in the boardroom. Our Corporate Governance Guidelines include director independence standards consistent with the New York Stock Exchange ("NYSE") listing standards. Our Corporate Governance Guidelines are available on the governance section of our investor relations website at www.investors.ups.com.

The board has evaluated each director's independence and considered whether there were any relevant relationships between UPS and each director, or any member of his or her immediate family. The board also examined whether there were any relationships between UPS and organizations where a director is or was a partner, principal shareowner or executive officer.

Specifically, the board evaluated certain ordinary course business transactions and relationships between UPS and the organizations that currently or in the prior year employed Eva Boratto, Mike Burns, Kevin Clark, Wayne Hewett, Kate Johnson, Russell Stokes and Kevin Warsh, or their immediate family members, as an executive officer. The board also evaluated the ordinary course business transactions and relationships between UPS and any organizations where Rod Adkins, Wayne Hewett, Angela Hwang, Christiana Smith Shi and Kevin Warsh, or their immediate family members, were a partner or principal shareowner. In each case, no such transactions exceeded the thresholds in UPS's Corporate Governance Guidelines. The board determined that none of these transactions or relationships were material to the Company, the individuals or the organizations with which they were associated.

The board has determined that each current director, including all director nominees, other than our CEO, Carol Tomé, is independent. The board has also determined that all current and prospective members of the Audit Committee, Compensation and Human Capital Committee, Nominating and Corporate Governance Committee and Risk Committee are independent, and all current and prospective members of the Audit Committee and the Compensation and Human Capital Committee meet the additional independence criteria applicable to directors serving on these committees under New York Stock Exchange listing standards.

Committees of the Board of Directors

The board has four committees composed entirely of independent directors as defined by the NYSE and by our director independence standards. Information about each of these committees is provided below. The board also has an Executive Committee that may exercise all powers of the Board of Directors in the management of our business and affairs, except for those powers expressly reserved to the board under Delaware law or otherwise limited by the board. Carol Tomé is the Chair, and Rod Adkins and Bill Johnson also serve on the Executive Committee.

Audit Committee[1]	Compensation and Human Capital Committee[2]	Nominating and Corporate Governance Committee	Risk Committee
Eva Boratto, Chair Michael Burns Wayne Hewett Angela Hwang	Christiana Smith Shi, Chair Rodney Adkins Russell Stokes Kevin Warsh	William Johnson, Chair Kate Johnson Franck Moison Russell Stokes Kevin Warsh	Rodney Adkins, Chair Kate Johnson Franck Moison Christiana Smith Shi
Meetings in 2024: 11	**Meetings in 2024:** 5	**Meetings in 2024:** 4	**Meetings in 2024:** 4
Primary Responsibilities	**Primary Responsibilities**	**Primary Responsibilities**	**Primary Responsibilities**
• Assisting the board in discharging its responsibilities relating to our accounting, reporting and financial practices • Overseeing our accounting and financial reporting processes • Overseeing the integrity of our financial statements, our systems of disclosure controls and internal controls • Overseeing the performance of our internal audit function • Appointing and overseeing the performance of our independent accountants • Overseeing compliance with legal and regulatory requirements as well as our Code of Business Conduct • Discussing with management policies with respect to financial risk assessment	• Assisting the board in discharging its responsibilities with respect to compensation of our senior executive officers • Reviewing and approving corporate goals and objectives relevant to the compensation of our CEO • Evaluating the CEO's performance • Overseeing the evaluation of risks associated with our compensation strategy and programs • Overseeing any outside consultants retained to advise the committee • Recommending to the board the compensation for non-management directors • Overseeing performance and talent management, workforce representation, work culture and employee development and retention	• Addressing succession planning • Assisting the board in identifying and screening qualified director candidates, including shareowner submitted candidates • Recommending candidates for election or reelection, or to fill vacancies, on the board • Aiding in attracting qualified candidates to serve on the board • Recommending corporate governance guidelines, including the structure, composition and functioning of the board and all board committees, the delegation of authority to subcommittees, board oversight of management actions and reporting duties of management • Overseeing relevant environmental sustainability matters and related risks	• Overseeing management's identification and evaluation of enterprise risks • Overseeing and reviewing with management the Company's risk governance framework • Overseeing risk identification, tolerance, assessment and management practices for strategic enterprise risks, including cybersecurity risks and cyber incident response • Reviewing approaches to risk assessment and mitigation strategies, in coordination with the board and other board committees • Communicating with the Audit Committee to enable it to perform its responsibilities with respect to oversight of risk assessment and risk management

(1) If elected, Kevin Clark will join the Audit Committee following the Annual Meeting. Mike Burns is not nominated for reelection at the Annual Meeting. All current and prospective members of the Audit Committee have been designated by the board as audit committee financial experts. Each current and prospective member of the Audit Committee meets the independence requirements of the NYSE and SEC rules applicable to audit committee members, and each is financially literate.

(2) Each member of the Compensation and Human Capital Committee meets the NYSE's independence requirements. In addition, each member is a non-employee director as defined in Rule 16b-3 under the Securities Exchange Act of 1934. None of the members is or was during 2024 an employee or former employee of UPS, and none had any direct or indirect material interest in or relationship with UPS outside of his or her position as a non-employee director. The Compensation and Human Capital Committee may delegate its responsibilities to subcommittees of one or more directors as it may deem appropriate. For information regarding the roles of our executive officers and the independent compensation consultant regarding the amount or form of executive and director compensation (as applicable), please see the Compensation Discussion and Analysis section and the Director Compensation section below in this Proxy Statement. ***Compensation Committee Interlocks and Insider Participation:*** None of our executive officers serves or served during 2024 as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or Compensation and Human Capital Committee.

Director Compensation

The Compensation and Human Capital Committee of the Board of Directors evaluates director compensation with the assistance of its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"). For service in 2024, our non-employee directors each received a cash retainer of $120,000 and a restricted stock unit ("RSU") award valued at $185,000. Equity compensation links director pay to the value of Company stock and aligns the interests of directors with long-term shareowners. Directors are also reimbursed for board related expenses. Our CEO does not receive any compensation for board service.

To reflect the additional responsibilities and time commitment associated with various board leadership positions, our independent Board Chair received an additional cash retainer of $160,000 and an additional RSU award valued at $70,000. The chairs of the Compensation and Human Capital, Nominating and Corporate Governance and Risk Committees each received an additional cash retainer of $20,000, and the Chair of the Audit Committee received an additional cash retainer of $25,000. Cash retainers are paid on a quarterly basis. Non-employee directors may defer retainers by participating in the UPS Deferred Compensation Plan. The Company does not make any contributions to this plan and there are no preferential or above-market earnings on amounts invested in the plan.

RSUs are fully vested on the date of grant and are required to be held by the director until he or she separates from the board, at which time the RSUs convert to shares of class A common stock. Dividends earned on shares underlying RSUs are deemed reinvested in additional units at each dividend payable date and are subject to the same terms as the original grant. This holding period requirement increases the strength of alignment of directors' interests with those of our long-term shareowners.

Following a review of Company peer group and broader industry practices, and to improve the competitiveness of non-employee director compensation, in November 2024, the Board increased non-employee director annual cash retainers to $125,000 and increased the annual RSU award value to $195,000, placing total director pay in-line with the peer group median. The Board also increased the annual retainer for the Audit Committee chair to $30,000; and the annual retainer for the Compensation and Human Capital Committee chair to $25,000. These changes are effective beginning in 2025.

2024 Director Compensation and Outstanding Stock Awards

The following tables set forth the cash compensation paid to individuals who served as directors in 2024 (other than our CEO) and the aggregate value of stock awards granted to those persons in 2024, as well as outstanding director equity awards held as of December 31, 2024, except as described below.

2024 Director Compensation			
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Rodney Adkins[2]	140,000	185,000	325,000
Eva Boratto[2]	145,000	185,000	330,000
Michael Burns	120,000	185,000	305,000
Wayne Hewett	120,000	185,000	305,000
Angela Hwang	120,000	185,000	305,000
Kate Johnson	120,000	185,000	305,000
William Johnson[2][3]	300,000	255,000	555,000
Franck Moison	120,000	185,000	305,000
Christiana Smith Shi[2]	140,000	185,000	325,000
Russell Stokes	120,000	185,000	305,000
Kevin Warsh	120,000	185,000	305,000

Outstanding Director Stock Awards (as of December 31, 2024)		
	Stock Awards	
Name	Restricted Stock Units (#)	Phantom Stock Units (#)
Rodney Adkins	22,119	—
Eva Boratto	5,398	—
Michael Burns	35,073	—
Wayne Hewett	5,398	—
Angela Hwang	5,780	—
Kate Johnson	5,056	—
William Johnson	38,347	—
Franck Moison	13,257	—
Christiana Smith Shi	11,165	—
Russell Stokes	5,056	—
Kevin Warsh	24,406	—
Carol Tomé[4]	28,395	1,457

(1) The values of stock awards in this column represent the grant date fair value of RSUs granted in 2024, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. RSUs are fully vested on the date of grant and are settled in shares of class A common stock upon the director's separation from service from UPS.

(2) Includes cash compensation for committee chair service.

(3) Includes cash compensation and stock awards for independent board chair service.

(4) Only includes outstanding stock awards that were granted while serving as a non-employee director. Phantom stock units were granted to non-employee directors pursuant to a deferred compensation program previously provided to non-employee directors. Upon termination, amounts represented by phantom stock units will be distributed in cash over an elected time period.

Executive Compensation

Compensation Committee Report

The Compensation and Human Capital Committee (as used in this Executive Compensation section, the "Committee") is responsible for setting the principles that guide compensation decision-making, establishing the performance goals under our executive compensation plans and programs, and approving compensation for the executive officers. The Committee is also responsible for overseeing performance and talent management, workforce representation, workplace culture and employee development and retention.

We are focused on maintaining executive compensation programs that support the long-term interests of the Company's shareowners. We align the interests of our executive officers with those of all shareowners by linking a significant portion of executive compensation to Company performance and shareowner returns. The Company's programs are also designed to attract, retain, and motivate executives who make substantial contributions to the Company's performance by allowing them to share in the Company's success.

Our significant efforts in 2024 included returning to full-year goal setting for awards under the Company's annual Management Incentive Plan ("MIP"); redesigning the MIP by adopting a new financial metric and adjusting the weightings of the metrics to more closely align with progress towards the Company's strategic objectives; removing MIP payment subjectivity by adopting payout structures that provide visibility and clarity to participants; with the assistance of our independent compensation consultant, reviewing metrics used for the Company's Long-term Incentive Performance ("LTIP") program to evaluate alignment with achievement of the Company's strategic objectives; and reviewing and revising board compensation to better align with market standards. Also during 2024, the Committee continued to execute on its human capital oversight responsibilities, including supporting succession planning efforts at the senior management level, and monitoring employee development, recruitment and retention efforts.

We have reviewed the Compensation Discussion and Analysis and discussed it with management. Based on our review and discussions, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2025 Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the Securities and Exchange Commission.

The following Compensation Discussion and Analysis describes the Committee's principles, strategy and programs regarding 2024 executive compensation.

The Compensation and Human Capital Committee

Christiana Smith Shi, Chair
Rodney Adkins
Russell Stokes
Kevin Warsh

Compensation Discussion and Analysis

UPS's executive compensation principles, strategy and programs for 2024 are described below. This section explains how and why the Committee made its 2024 compensation decisions for our executive officers, with additional details regarding the following Named Executive Officers ("NEOs"):

Named Executive Officer	Title
Carol Tomé	Chief Executive Officer
Brian Dykes[1]	Chief Financial Officer
Brian Newman[1]	Former Chief Financial Officer
Nando Cesarone	President U.S. and UPS Airline
Kate Gutmann	President International, Healthcare and Supply Chain Solutions
Bala Subramanian	Chief Digital and Technology Officer

(1) As previously disclosed, Brian Newman departed UPS on June 1, 2024, and Brian Dykes was appointed as our new Chief Financial Officer effective July 9, 2024.

Executive Compensation Strategy

UPS's executive compensation programs are designed to drive organizational performance by linking a significant portion of executive pay to Company operational and financial performance; attract, retain and motivate by competitively and fairly compensating our executive officers; encourage long-term stock ownership and careers with UPS; and align the interests of our executives to long-term value creation. We seek to develop performance metrics aligned with the Company's strategy and business model. Long-term incentive awards vest over timeframes aligned with the delivery of long-term shareowner value.

Key Elements of UPS Executive Compensation

Target direct compensation (generally, base salary and target annual and long-term incentives, but excluding any special awards) for our currently employed NEOs in 2024 consisted of the following key elements.



Total Target Direct Compensation

Base Salary
- Fixed cash compensation
- Designed to provide an appropriate level of financial certainty

Annual Incentive Awards
- Subject to achievement of key business objectives for the year
- Payout is "at risk" based on Company performance
- Supports progress towards the Company's strategic objectives

Stock Option Awards
- Aligns shareowner and employee interests
- Motivates toward sustained stock price increase
- Multi-year vesting provides retention incentive

Long-term Incentive Performance Awards
- Payout is subject to achievement of performance metrics over a three-year period
- Supports long-term strategy
- Motivates and rewards achievement of long-term goals
- Acts as a retention mechanism

Target Direct Compensation

A substantial majority of NEO target direct compensation is "at risk" and subject to the achievement of annual or long-term performance goals and/or meeting service-based vesting requirements. The charts below highlight the elements of our CEO and an average of other currently employed NEOs' target direct compensation for 2024.



CEO Target Direct Compensation
Other NEOs Target Direct Compensation
6%
Base Salary
14%
13%
Annual Performance-Based Incentives
17%
81%
Long-Term Equity Incentives
69%
94% "at Risk"
86% "at Risk"

Other Elements of Compensation

Benefits

- ✓ NEOs generally participate in the same plans as other employees.
- ✓ Includes medical, dental and disability plans.
- ✓ See further details on page 48.

Perquisites

- ✓ Limited in nature; we believe benefits to the Company outweigh the costs.
- ✓ Includes financial planning and executive health services that facilitate the NEOs' ability to carry out responsibilities, maximize working time and minimize distractions.
- ✓ Considered necessary or appropriate to attract and retain executive talent.
- ✓ See further details on page 48.

Retirement Programs

- ✓ NEOs and most non-union U.S. employees participate in the same qualified plans with the same formulas.
- ✓ Includes non-qualified and qualified pension, retirement savings and deferred compensation plans.
- ✓ See further details on page 48.

Roles and Responsibilities

The Committee is responsible for setting the principles that guide compensation decision-making, establishing performance goals under our executive compensation programs and approving compensation for the executive officers. In 2024, the Committee again retained FW Cook to act as its independent compensation advisor. FW Cook reported directly to the Committee and provided no additional services to UPS. The following table summarizes the key roles and responsibilities in the executive compensation decision-making process.

Participant and Roles
The Committee • develops executive compensation principles and strategy • sets incentive compensation performance goals • evaluates the CEO's performance • reviews the CEO's performance assessment of other executive officers • reviews and approves incentive and other compensation of the executive officers • oversees the risk evaluation associated with compensation strategy and programs • considers whether to engage any compensation consultant, and evaluates their independence • reviews and discusses the Compensation Discussion and Analysis with management • recommends to the board the inclusion of the Compensation Discussion and Analysis in the Proxy Statement • approves the inclusion of the Committee's report on executive compensation in the Proxy Statement
Independent Members of the Board of Directors • review the Committee's assessment of the CEO's performance • complete a separate evaluation of the CEO's performance • approve the Compensation Discussion and Analysis for inclusion in the Proxy Statement
Independent Compensation Consultant • serves as a resource for market data on pay practices and trends • provides independent advice to the Committee • provides competitive analysis and advice related to independent director compensation • reviews the Compensation Discussion and Analysis • conducts an annual risk assessment of the Company's compensation programs
Executive Officers • CEO makes compensation recommendations to the Committee for the other executive officers • CEO and CFO recommend performance goals under incentive compensation plans and provide an assessment as to whether performance goals were achieved

Compensation Consultant Independence

In November 2024, the Committee reviewed FW Cook's independence and evaluated any potential conflicts of interest. The Committee evaluated all relevant factors, including: (1) other services provided to UPS by FW Cook (if any); (2) fees paid by UPS as a percentage of FW Cook's total revenue; (3) policies or procedures maintained by FW Cook that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between UPS executive officers and FW Cook or the individual consultants involved in the engagement. After evaluating these factors, the Committee concluded that FW Cook was independent, and that the engagement of FW Cook did not raise any conflicts of interest.

Peer Group and Market Data Utilization

In determining compensation targets and payouts, the Committee evaluates, among other things, pay practices and compensation levels at a peer group of companies. In addition to peer group analyses, the Committee considers other market data, including general compensation survey data from comparably sized companies. Compensation is not targeted to a particular percentile within that peer group or otherwise.

With assistance from its independent compensation consultant, the Committee evaluates the peer group annually to determine if the companies included in the group are the most appropriate comparators for measuring the success of our executives in delivering shareowner value. After review, the Committee determined not to make any changes to the peer group in 2024. The Committee seeks to select a compensation peer group that is aligned with the Company's business strategy and focus. Quantitative considerations consist of historical revenue, operating income and free cash flow, as well as total shareholder return. Other more general considerations include market capitalization, percentage of foreign sales, capital intensity, operating margins and size of employee population.

The compensation peer group consists of the following:

AT&T, Inc.	FedEx Corporation	McDonald's Corp.
The Boeing Company	The Home Depot, Inc.	PepsiCo, Inc.
Caterpillar Inc.	Intel Corporation	The Procter & Gamble Company
Cisco Systems, Inc.	Johnson & Johnson	Target Corp.
Comcast Corporation	Lockheed Martin Corporation	Walmart, Inc.
Deere & Company	Lowe's Companies, Inc.	

Internal Compensation Comparisons and Annual Performance Reviews

The Committee also generally considers the compensation differentials between executive officers and other UPS positions, and the additional responsibilities of the CEO compared to other executive officers. Internal comparisons help ensure that executive officer compensation is reasonable when compared to that of direct reports.

The CEO assesses the performance of all other executive officers each year and provides feedback to the Committee. In addition, the Committee evaluates the CEO's performance on an annual basis. The Committee Chair discusses the results of this evaluation with the full board (other than the CEO) in an executive session. As part of this evaluation, the board considers the CEO's strategic vision and leadership, execution of UPS's business strategy, and achievement of business goals. Other factors considered include the CEO's ability to make long-term decisions that create a competitive advantage and overall effectiveness as a leader.

In connection with his appointment as Chief Financial Officer effective July 9, 2024, the Committee approved the following changes to Brian Dykes' compensation package: (i) an increase of his annual base salary to $725,000; (ii) an increase to his target MIP award to 115% of his base salary; (iii) an increase to his LTIP target award to 450% of his base salary; and (iv) an increase to his stock option grant to 50% of his base salary.

Base Salary

Base salaries provide our executive officers, including the NEOs, with a fixed level of cash compensation and are designed to provide an appropriate level of financial certainty. The Committee considers several factors in determining executive officers' annual base salaries, including Company and individual performance, scope of responsibility, leadership, market data and internal compensation comparisons. Taking those factors into account, in March 2024, the Committee determined not to increase the CEO's or our former CFO's base salaries, but made market-based adjustments to the CEO's long-term incentive compensation targets as discussed below. The Committee approved base salary increases of 3.0% for our NEOs, except for our current CFO.

Management Incentive Program Overview

The MIP is designed to motivate management by aligning pay with annual Company performance. This is accomplished by linking payouts to the achievement of pre-established metrics approved by the Committee (described below). MIP awards are paid in cash, unless a participant elects to receive the award in shares.

Annual MIP award opportunities are provided as a percentage of base salary. MIP awards are considered fully at risk based on Company performance and subject to a maximum payout of 200% of target for each NEO.

2024 MIP Awards

In 2024, the Committee returned to setting MIP performance metrics and targets on a full-year basis from a bifurcated performance period used the two prior years. With the assistance of FW Cook, the Committee revised the performance metrics and weightings for the 2024 MIP awards to more closely align them with progress towards our strategic objectives.

For 2024, the consolidated revenue metric weighting was increased from 20% to 45%; the non-GAAP adjusted operating profit metric weighting was increased from 40% to 45%; and the non-GAAP adjusted return on invested capital metric was replaced by an enterprise total committed service metric. The Committee also approved the MIP performance targets shown in the table below:



	2024 MIP Performance Metrics	2024 MIP Performance Target
	Consolidated revenue was considered important to generating profits and maintaining our long-term competitive positioning and viability.	**$93.8B**
	Consolidated non-GAAP adjusted operating profit[1] reflects our effectiveness in achieving our targets in other key performance elements, including volume growth and operating leverage.	**$10.0B**
	Total committed service reflects our dependability in delivering packages on or before the time we promised.	**96.1%**

(1) Determined by reference to our publicly reported non-GAAP adjusted operating profit for 2024.

To better incent management through additional clarity and visibility around potential 2024 MIP payouts in relation to the achievement of the performance targets, the Committee also approved the threshold and maximum payout opportunities shown below. For actual performance results between those three points, payouts were structured as shown below.



Consolidated Revenue

Actual $91.1B



Consolidated Non-GAAP Adjusted Operating Profit

Actual $8.9B



Total Committed Service

Actual 96.8%

Actual performance results and MIP award payouts were as follows:

2024 MIP Performance Metric	2024 MIP Performance Target	Actual Performance	Weighted Payout Score (% of Target)
Consolidated Revenue	$93.8B	$91.1B	41.9%
Consolidated non-GAAP Adjusted Operating Profit	$10.0B	$8.9B	36.5%
Enterprise Total Committed Service	96.1%	96.8%	12.4%
		2024 MIP Payout Factor =	**91%**

Name	Incentive Target (% Base Salary)	Incentive Target Value ($)	2024 MIP Payout Factor (%)	Total 2024 MIP Award Payout ($)
Carol Tomé	200	3,019,425	91%	2,747,677
Brian Dykes	115	833,750	91%	758,713
Brian Newman[1]	115	963,384	91%	438,340
Nando Cesarone	115	1,004,944	91%	914,499
Kate Gutmann	115	1,004,944	91%	914,499
Bala Subramanian	115	915,808	91%	833,385

(1) Brian Newman's last day of employment with the Company was June 1, 2024. His Incentive Target Value represents the full target value assuming a full year of employment. His actual total 2024 MIP Award payment was prorated based on the number of months worked during the performance period in accordance with the terms of the UPS Key Employee Severance Plan.

Long-Term Incentive Awards

Our two long-term incentive programs, the LTIP program and the Stock Option program, provide participants with equity-based incentives that reward performance over a multi-year period and serve as a retention mechanism. Overlapping LTIP performance cycles incentivize sustained financial performance. The Stock Option program rewards stock price appreciation, which is directly linked to shareowner returns. A summary of these two programs follows:

Program	Performance Measures and/or Value Proposition for 2024 Awards	Payment Form and Program Type	Program Objectives
LTIP	Non-GAAP Adjusted Earnings Per Share Non-GAAP Adjusted Free Cash Flow Relative Total Shareowner Return as a modifier Value increases or decreases with stock price	If earned, RPUs are settled in stock If earned, RPUs generally vest at the end of the three-year performance period	Supports long-term operating plan and business strategy Significant link to shareowner interests
Stock Option	Value recognized only if stock price appreciates	Stock options generally vest 20% per year over five years and have a ten-year term	Significant link to shareowner interests Enhance stock ownership and shareowner alignment

Total Long-Term Equity Incentive Award Target Values

Long-term equity incentive award target values are determined based on internal pay comparison considerations and market data regarding total compensation for comparable positions at similarly situated companies. Differences in the target award values are based on levels of responsibility among the NEOs. In connection with the Committee's March 2024 evaluation of CEO target direct compensation as described above, the Committee increased the CEO's LTIP target opportunity from 1,035% to 1,185% of base salary. The LTIP target opportunity and Stock Option award value granted to eligible NEOs in 2024, expressed as a percentage of base salary, is shown below.

Name	LTIP Target RPU Value (% Base Salary)	Stock Option Value (% Base Salary)	Total Value (% Base Salary)
Carol Tomé	1,185	90	1,275
Brian Dykes	450	20[1]	470
Brian Newman	550	50	600
Nando Cesarone	450	50	500
Kate Gutmann	450	50	500
Bala Subramanian	450	50	500

(1) Brian Dykes received his 2024 Stock Option grant prior to his promotion to CFO.

LTIP Program Overview

The LTIP program strengthens the performance-based component of executive compensation, promotes longer-term focus, enhances retention of key talent, and aligns the incentive compensation opportunity for executives with the interests of shareowners. Approximately 450 members of our senior management team, including the NEOs, participate in this program. The program combines internal and external relative business performance measures with the goal of motivating and rewarding management for operational and financial success, while helping to align with shareowner returns.

Participants receive a target award of restricted performance units ("RPUs") at the beginning of the three-year performance period. The number of RPUs that NEOs can earn is shown in the "Grants of Plan-Based Awards" table. The actual number of RPUs that NEOs earn is determined following the completion of the performance period and is based on achievement of the performance measures described below. Dividends payable on shares underlying participants' RPUs are allocated in the form of dividend equivalent units ("DEUs"). DEUs are subject to the same conditions as the underlying award. Awards that vest are settled in shares of class A common stock. Separate vesting rules apply to terminations subject to the UPS Key Employee Severance Plan or terminations by reason of death, disability or retirement during the performance period. These vesting rules are discussed under "Potential Payments Upon Termination or Change in Control" below.

The performance measures approved by the Committee during the first quarter of 2024 for the 2024 LTIP awards were non-GAAP adjusted earnings per share and non-GAAP adjusted free cash flow, each to be evaluated independently and weighted equally (50%) in determining the final payout percentage. The payout percentage for the LTIP award will be subject to modification based on the Company's relative total shareowner return ("RTSR") as a percentile rank relative to the total shareholder return of the companies listed on the Standard & Poor's 500 Composite Index (the "Index") during that same period. The maximum LTIP award that can be earned is 220% of target. A description of each performance measure and the operation of the RTSR modifier follows.

Non-GAAP Adjusted Earnings Per Share[1]

Non-GAAP adjusted earnings per share measures our success in increasing profitability. Non-GAAP adjusted earnings per share is determined by dividing the Company's non-GAAP adjusted net income available to common shareowners by the diluted weighted average shares outstanding during the performance period. For this purpose, non-GAAP adjusted net income is determined by reference to our publicly reported non-GAAP adjusted net income. In general, non-GAAP adjusted earnings per share is determined by reference to our publicly reported non-GAAP adjusted earnings per share for 2024. The non-GAAP adjusted earnings per share target for 2024 was the projected non-GAAP adjusted earnings per share for that year. The non-GAAP adjusted earnings per share growth target for the remainder of the performance period is the projected average annual non-GAAP adjusted earnings per share growth during each of the remaining years in the performance period. Following the completion of the performance period, the Committee will certify (i) the actual non-GAAP adjusted earnings per share for 2024; (ii) the actual non-GAAP adjusted earnings per share growth for each of the remaining years in the performance period; (iii) the actual non-GAAP adjusted earnings per share growth for the applicable portion of the performance period as compared to the target; and (iv) using the average of the three payout percentages, the final payout percentage for this metric.

Non-GAAP Adjusted Free Cash Flow[1]

Non-GAAP adjusted free cash flow measures our ability to generate cash after accounting for capital expenditures. Non-GAAP adjusted free cash flow is determined by reducing the Company's cash flow from operations by capital expenditures and proceeds from disposals of fixed assets, and adjusting for net changes in finance receivables, other investing activities and discretionary pension contributions. The non-GAAP adjusted free cash flow target is the projected aggregate non-GAAP adjusted free cash flow generated during the performance period. Following the completion of the applicable performance period, the Committee will certify (i) the actual non-GAAP adjusted free cash flow for the performance period; (ii) the actual non-GAAP adjusted free cash flow for the performance period as compared to the target; and (iii) the final payout percentage for this metric.

(1) Non-GAAP adjusted financial measures. We believe that these non-GAAP adjusted financial measures are appropriate for the determination of our incentive compensation award results because they exclude items that may not be indicative of, or are unrelated to, how management evaluates our underlying operations and provide a useful baseline for analyzing trends in our underlying business. Non-GAAP adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP adjusted financial information does not represent a comprehensive basis of accounting. Therefore, our non-GAAP adjusted financial information may not be comparable to similarly titled measures reported by other companies.

Relative Total Shareowner Return

RTSR is the total return on an investment in UPS stock (stock price appreciation plus dividends). Total return is compared with the total return on an investment in the companies in the Index at the beginning of the performance period. Following the completion of the performance period, the Committee will certify the Company's RTSR and the payout modifier for that performance period, if any.

RTSR Percentile Rank Relative to Index	Payout Modifier
Above 75th percentile	+20%
Between 25th and 75th percentile	None
Below 25th percentile	-20%

2022 LTIP Award Payout

The 2022 LTIP award payout was determined following the completion of the Company's 2024 fiscal year. The performance metrics for the 2022 LTIP award were non-GAAP adjusted earnings per share and non-GAAP adjusted free cash flow, each evaluated independently and equally weighted. The final payout was subject to modification based on RTSR compared to the Index. Performance targets and actual results for the completed performance period for the 2022 LTIP award are set out below. RPUs earned under the 2022 LTIP are considered vested and are settled in shares of class A common stock.

2022 LTIP Metrics									
	Non-GAAP Adjusted Earnings Per Share (50%)				Non-GAAP Adjusted Free Cash Flow (50%)				RTSR
Year	Threshold	Target	Maximum	Actual	Threshold	Target	Maximum	Actual	Actual
2022		4.8%		6.7%					
2023	1.5%	5.1%	5.9%	(32.1)%	$23,577	$33,682	$43,787	$24,861	14th
2024		3.8%		(12.1)%					

2022 LTIP Final Results					
Performance Period	Non-GAAP Adjusted EPS Payout	Non-GAAP Adjusted FCF Payout	Performance Payout (Avg)	RTSR Modifier	**Final Payout**
2022-2024	67%	56%	62%	(20)%	**42%**

Stock Option Program and 2024 Stock Option Awards

Stock option awards create a direct link between Company performance and shareowner value, as well as provide retention value. Stock option awards generally vest 20% per year over five years and expire ten years from the date of grant. Beyond vesting periods, we do not impose additional holding period requirements. Stock option awards generally require continued employment during the vesting period. Unvested stock options vest automatically upon termination of employment due to death, disability or retirement. Stock option awards are also subject to the UPS Key Employee Severance Plan as discussed under "Potential Payments Upon Termination or Change in Control" below. Grants do not include DEUs or reload features. The number of stock options granted to the NEOs in 2024 is shown in the "Grants of Plan-Based Awards" table.

Employment Transition Awards, Retention Arrangements and Recognition Awards

Generally, we do not pay discretionary bonuses in cash or stock, or make other discretionary payments, to our executives. In certain recent periods, however, to attract and retain senior executive talent, the Committee has approved limited payments, including to external hires to the Company's Executive Leadership Team. A portion of these payments was made to compensate the executives for compensation forfeited at their prior employers and transition them into our incentive programs. Any of these payments impacting 2024 compensation are described below.

Bala Subramanian joined the Company in July 2022 as Chief Digital and Technology Officer. The Committee, working with FW Cook and considering market compensation data and internal pay equity factors, approved his compensation package including: (i) a RSU grant valued at $3,000,000, vesting 50% in July 2023 and 50% in July 2024; (ii) cash transition payments of $250,000 in each of August 2022, January 2023, July 2023 and January 2024; (iii) a RPU grant valued at $1,000,000, which vested in December 2023, with the actual payout determined based on the Company's performance under its 2021 LTIP program; and (iv) a prorated 2022 LTIP award. Payments are subject to his continued employment through the applicable vesting or payment dates, or termination without cause.

Further, in 2021, the Committee granted Kate Gutmann a special award valued at $350,000 in recognition of her extraordinary contributions and performance during 2020. This award consisted of $175,000 in RSUs which vested as follows: 25% on March 25, 2022; 25% on March 25, 2023; and 50% on March 25, 2024; and a stock option award with a grant date fair value of $175,000 which vests 20% per year over five years beginning on March 25, 2022, provided generally that she remains an employee through the applicable vesting dates.

Benefits and Perquisites

The benefits and perquisites provided to our NEOs are not a material part of executive compensation and are largely limited to those offered to our employees generally, or that we otherwise believe are necessary or appropriate to attract and retain executive talent. We believe certain perquisites help facilitate our NEOs' ability to carry out their responsibilities, maximize working time and minimize distractions. Additional information on these benefits can be found in the following program descriptions.

UPS 401(k) Savings Plan

The UPS 401(k) Savings Plan is open to all U.S.-based employees who are not subject to a collective bargaining agreement and who are not eligible to participate in another savings plan sponsored by UPS or one of its subsidiaries. We generally match 50% of up to 6% of eligible pay contributed to the UPS 401(k) Savings Plan for eligible employees. The match is paid quarterly according to the participant's pre-tax investment elections on file with the record keeper. We also generally provide an annual contribution based on years of service and expressed as a percentage of eligible compensation (5% for 0-4 years, 6% for 5-9 years, 7% for 10-14 years and 8% for 15 or more years). Effective for employees hired or rehired on or after January 1, 2025, we generally provide an annual contribution of 3% of eligible compensation. For employees who were hired prior to 2008 and are participants in the Final Average Compensation formula of the UPS Retirement Plan, we generally make an annual transition contribution of 5% of eligible compensation for plan years 2023 to 2027, which will increase to 7% beginning in 2028.

Qualified and Non-Qualified Pension Plans

Certain executive officers are eligible to participate in our qualified retirement program, the UPS Retirement Plan. Benefits payable under the plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Excess Coordinating Benefit Plan, which is a non-qualified restoration plan designed to replace the benefits limited under the tax-qualified plan. Without the Excess Coordinating Benefit Plan, the executive officers would receive a lower benefit as a percent of final average earnings than the benefit received by certain other participants in the UPS Retirement Plan. In accordance with the terms of the Excess Coordinating Benefit Plan, following a participant's retirement, the Company pays an amount equal to the Social Security and Medicare taxes due on the present value of the benefits provided under the plan.

Financial Planning Services

Our executive officers are eligible for a financial services benefit. The Company reimburses fees from financial and tax service providers up to $15,000 per year, including the cost of personal excess liability insurance coverage.

Executive Health Services

Our executive officers are eligible for certain executive health services benefits, including comprehensive physical examinations. UPS's business continuity is best facilitated by avoiding any prolonged or unexpected absences by members of its senior management team.

Other Compensation and Governance Policies

Stock Ownership Guidelines

CEO	= 8x annual salary
Other Executive Officers	= 5x annual salary
Non-Employee Directors	= 5x annual retainer

Our stock ownership guidelines apply to executive officers and members of the board. Shares of class A common stock (excluding any pledged shares), deferred units and vested and unvested RSUs and RPUs awarded under our equity incentive plans are considered owned for purposes of calculating ownership. Executive officers and directors are expected to reach target ownership within five years of the date that the executive officer or director became subject to the guideline.

As of December 31, 2024, all of the NEOs who have been subject to the guidelines for at least five years exceeded their target stock ownership. In addition, all non-employee directors who have been subject to the guidelines for at least five years exceeded their target stock ownership. RSUs are required to be held by non-employee directors until separation from the board.

Hedging and Pledging Policies

We prohibit our executive officers and directors from hedging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Additionally, we prohibit our directors and executive officers from entering into pledges of UPS securities, including using UPS securities as collateral for a loan and holding UPS securities in margin accounts. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Incentive-Based Compensation Clawback Policy

We have adopted an incentive-based compensation clawback policy that complies with NYSE requirements. This policy provides for the recovery of the amount of erroneously awarded incentive-based compensation received by executive officers when the Company is required to prepare an accounting restatement, subject to limited exceptions in accordance with the NYSE requirements.

Employment and Severance Arrangements; Change in Control Payments

We do not enter into agreements providing for the continuation of employment, or separate change in control agreements with any of our executive officers, including our NEOs, or other U.S.-based non-union employees. However, in certain recent periods, to attract and retain senior executive talent and in furtherance of the board's succession planning efforts, we have entered into various employment offer letters, transition agreements, retention arrangements and non-compete agreements in favor of UPS. These arrangements may provide for compensation to an executive, but do not guarantee an employment term; employment is on an at-will basis. Some of the agreements were designed to compensate the individuals for compensation forfeited at their prior employers, to transition them into our incentive programs or to provide consideration for their agreement not to compete with UPS following their potential separation. In addition, retention arrangements are intended to incentivize those individuals to maintain their employment with UPS. To the extent any agreements entered into with any of the NEOs contain ongoing obligations of the Company, those agreements are described below.

Subramanian Employment Offer Letter

In connection with his appointment as Chief Digital and Technology Officer, on May 24, 2022, the Company entered into an employment offer letter with Bala Subramanian providing for: (i) an annual base salary of $725,000 (subject to increase); (ii) a MIP award target for 2022; (iii) an LTIP program award target; (iv) a stock option grant target of 50% of base salary; (v) an initial grant of RSUs valued at $3,000,000, which generally vested 50% in July 2023 and 50% in July 2024; (vi) cash transition payments of $250,000 in each of August 2022, January 2023, July 2023 and January 2024; and (vii) an initial RPU grant valued at $1,000,000, which vested in December 2023. Payments are subject to his continued employment through the applicable vesting or payment dates, or termination without cause. Certain of these amounts are subject to repayment on a prorated basis if he is terminated for cause prior to July 2025.

Protective Covenant Agreements

Each of our NEOs have entered into protective covenant agreements with the Company which protect UPS's confidential information and include non-competition and non-solicitation covenants in favor of UPS.

Key Employee Severance Plan

The UPS Key Employee Severance Plan (the "Severance Plan") provides for severance compensation and benefits upon certain terminations of employment of key employees, including the NEOs. The severance protections under the Severance Plan replace cash severance benefits (if any) to which a participating employee would have otherwise been entitled under their protective covenant agreements. The Severance Plan in general provides that if the Company terminates a participant's employment other than due to "Cause," "Disability Termination" or death (a "Qualifying Termination"), the Company will pay: (i) an amount in cash equal to a pro-rata portion of the individual's annual performance incentive award under the MIP that would have been earned for the year of termination, based on actual performance for the full performance period, with the pro-rata portion calculated based on the number of months during which the individual was employed by the Company during the applicable year; (ii) an amount in cash equal to one times (or, for the CEO, two times) the sum of the participant's annual base salary plus the participant's target MIP performance award in effect as of the termination date; (iii) an amount in cash equal to the portion of the participant's monthly Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") premium for the participant and the participant's dependents to the extent it exceeds the premiums paid by the participant for such coverage immediately prior to termination times the number of months in the participant's applicable COBRA period; and (iv) career counseling services up to $20,000 (or, for the CEO, up to $30,000).

In addition, with respect to options held by retirement-eligible employees, and RPUs granted under the MIP or LTIP, in each case granted on or after the effective date of the Severance Plan, a participant who experiences a Qualifying Termination will generally be entitled to the same treatment that would apply in the event of "retirement" under the terms of such awards. With respect to stock options granted to a participant on or after the effective date of the Severance Plan, such stock options (to the extent the participant is not retirement eligible and that are vested as of the date of the Qualifying Termination) will remain exercisable until the earlier of the first anniversary of the termination date and the original expiration date of the stock options.

Brian Newman's departure from the Company qualified as a termination without "Cause" under the Severance Plan. Therefore, in connection with his departure from the Company, he received payments consistent with those provided for by the Severance Plan on a Qualifying Termination as described above.

Change in Control

All outstanding equity awards that are continued or assumed by a successor entity in connection with a change in control require a "double trigger" for vesting to accelerate; that is, they also require a qualifying termination of employment prior to any acceleration of vesting.

Equity Grant Practices

Grants of awards to executive officers under our equity incentive programs are approved by the Committee. Grants are typically made at preestablished Committee meeting dates or in connection with a new hire or promotion, and irrespective of the timing of any financial announcement. Stock options have an exercise price equal to the NYSE closing market price on the date of grant. Stock option awards are granted to executive officers annually, typically at a regularly scheduled meeting of the Committee in March. Meeting dates are set in advance, and the timing of the meetings, and the grant of stock options, including terms and value of the awards, is made without regard to any material nonpublic information. The Company has not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Consideration of Previous "Say on Pay" Voting Results

Our shareowners vote annually, on an advisory basis, to approve the compensation of our NEOs as set out in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in the Proxy Statement. See "Proposal 2 – Advisory Vote to Approve Named Executive Officer Compensation." In the most recent advisory vote to approve NEO compensation, taken at the 2024 Annual Meeting of Shareowners, nearly 87% of votes cast approved our NEO compensation.

The Committee carefully considered the results of this vote as well as many other factors in determining the structure and operation of our executive compensation programs. In addition, we regularly engage with our stakeholders, including on executive compensation matters. We use the results of these engagements to inform board and Committee discussions on our executive compensation policies and programs.

2024 Summary Compensation Table

The following table sets forth the compensation of our NEOs.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Carol Tomé Chief Executive Officer	2024	1,509,713	—	18,283,138	1,358,768	2,747,677	—	164,681	24,063,977
	2023	1,509,713	—	18,916,192	1,358,762	1,509,713	—	95,671	23,390,051
	2022	1,466,250	—	15,046,968	1,228,547	1,035,932	—	187,504	18,965,201
Brian Dykes Chief Financial Officer	2024	619,553	—	2,500,130	103,515	758,713	0	117,856	4,099,767
Brian Newman Former Chief Financial Officer	2024	349,052	—	4,708,740	418,893	438,340	—	1,900,756	7,815,781
	2023	831,626	—	5,551,095	406,692	481,692	—	70,965	7,342,070
	2022	784,377	—	5,563,543	382,755	364,363	—	94,203	7,189,241
Nando Cesarone President U.S. and UPS Airline	2024	867,501	—	3,901,807	424,211	914,499	—	119,314	6,227,332
	2023	840,254	—	4,686,065	407,924	487,837	—	99,161	6,521,241
	2022	768,042	—	4,348,893	351,117	364,278	—	107,812	5,940,142
Kate Gutmann President International, Healthcare and Supply Chain Solutions	2024	867,501	—	3,901,807	424,211	914,499	0	148,472	6,256,490
	2023	840,254	—	4,686,065	407,924	487,837	3,786,483	152,958	10,361,521
	2022	781,197	—	4,674,444	377,426	364,278	—	20,676	6,218,021
Bala Subramanian Chief Digital and Technology Officer	2024	790,556	250,000	3,555,753	386,601	833,385	—	79,671	5,895,966
	2023	766,622	500,000	4,139,164	373,540	444,566	—	76,370	6,300,262
	2022	330,853	250,000	6,928,392	—	—	—	932	7,510,177

(1) Represents the salary earned during the portion of the year that the executive was employed.

(2) See "Employment and Severance Arrangements; Change in Control Payments" in the Compensation Discussion and Analysis for a description of cash transition payments made in connection with Bala Subramanian's hiring.

(3) Represents the aggregate grant date fair value for stock awards computed in accordance with FASB ASC Topic 718. These awards include LTIP RPUs. Information about the assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2024 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on Company performance and the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis" section.

In accordance with SEC rules, we also are required to disclose the grant date fair value for awards with performance conditions assuming maximum performance. The grant date fair value for the 2024 LTIP RPU awards, assuming maximum performance, is as follows: Tomé — $40,222,903; Dykes — $5,500,285; Newman — $10,359,227; Cesarone — $8,583,976; Gutmann — $8,583,976; and Subramanian — $7,822,657.

(4) Represents the aggregate grant date fair value for option awards granted in the applicable year, computed in accordance with FASB ASC Topic 718. The assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2024 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis" section.

(5) Represents the 2024 MIP Award, which is payable in cash. Brian Newman's 2024 MIP Award payout was pro-rated based on his departure date and paid out in accordance with the Severance Plan.

(6) Represents an estimate of the annual increase in the actuarial present value of the NEO's accrued benefit under our retirement plans for the applicable year, assuming retirement at age 60 (or current age, if later). The actuarial present value of Kate Gutmann's accrued benefit under our retirement plans decreased by $41,670 between the measurement date used for 2023 and the measurement date used for 2024. The actuarial present value of Brian Dykes' accrued benefit under our retirement plans decreased by $26,216 between the measurement date used for 2023 and the measurement date used for 2024. See "Executive Compensation — 2024 Pension Benefits" for additional information, including assumptions used in this calculation. The change in pension value can be impacted by a number of factors, including additional credited service, changes in amounts of compensation covered by the benefit formula, plan amendments and assumption changes.

(7) All other compensation consisted of the following:

Name	401(k) Plan Retirement Contributions[a] ($)	Restoration Savings Plan Contributions[b] ($)	401(k) Plan Match ($)	Life Insurance Premiums ($)	Financial Planning Services ($)	Healthcare Benefits ($)	Other[c] ($)	Total ($)
Carol Tomé	17,250	93,177	10,350	22,246	15,000	6,658		164,681
Brian Dykes	27,600	57,341	10,350	1,033	14,874	6,658		117,856
Brian Newman	17,250	3,224	10,350	1,694	15,000	6,658	1,846,580	1,900,756
Nando Cesarone	27,600	57,475	10,350	2,256	14,975	6,658		119,314
Kate Gutmann	27,600	92,387	10,350	4,218	7,259	6,658		148,472
Bala Subramanian	17,250	35,644	10,350	2,044	7,725	6,658		79,671

(a) Consists of retirement contributions based on years of service, as described on page 48.

(b) Benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan. For Brian Dykes and Kate Gutmann, this also includes a transition contribution into the UPS Restoration Savings Plan, as described on page 48.

(c) Consists of benefits paid under the Severance Plan and vacation entitlement pay.

2024 Grants of Plan-Based Awards

The following table provides information about plan-based awards granted during 2024 to each of the NEOs.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
Carol Tomé	—	150,971	3,019,425	6,038,851	—	—	—	—	—	—
	3/20/2024	—	—	—	5,780	115,599	254,318	—	—	18,283,138
	3/20/2024	—	—	—	—	—	—	39,090	154.76	1,358,768
Brian Dykes	—	41,688	833,750	1,667,500	—	—	—	—	—	—
	3/20/2024	—	—	—	334	6,688	14,714	—	—	1,057,774
	9/30/2024	—	—	—	554	11,078	24,372	—	—	1,442,356
	3/20/2024	—	—	—	—	—	—	2,978	154.76	103,515
Brian Newman	—	48,169	963,384	1,926,768	—	—	—	—	—	—
	3/20/2024	—	—	—	1,489	29,772	65,498	—	—	4,708,740
	3/20/2024	—	—	—	—	—	—	12,051	154.76	418,893
Nando Cesarone	—	50,247	1,004,944	2,009,887	—	—	—	—	—	—
	3/20/2024	—	—	—	1,234	24,670	54,274	—	—	3,901,807
	3/20/2024	—	—	—	—	—	—	12,204	154.76	424,211
Kate Gutmann	—	50,247	1,004,944	2,009,887	—	—	—	—	—	—
	3/20/2024	—	—	—	1,234	24,670	54,274	—	—	3,901,807
	3/20/2024	—	—	—	—	—	—	12,204	154.76	424,211
Bala Subramanian	—	45,790	915,808	1,831,616	—	—	—	—	—	—
	3/20/2024	—	—	—	1,124	22,482	49,460	—	—	3,555,753
	3/20/2024	—	—	—	—	—	—	11,122	154.76	386,601

(1) Reflects, as applicable, the target and maximum values of the 2024 MIP award for each NEO. The potential payments of the MIP award are performance-based and therefore at risk.

(2) Potential number of RPUs that could be earned under the 2024 LTIP if the target or maximum performance goals are attained. The 2024 grant to Brian Newman was prorated in connection with his departure based on the number of months worked during the performance period, in accordance with the terms of such award. His prorated target RPUs for 2024, including DEUs, totaled 5,147 at December 31, 2024.

(3) Represents stock options granted under the Stock Option program in 2024. The 2024 grant to Brian Newman was forfeited on his departure pursuant to the terms of the grant.

(4) Grant date fair value under FASB ASC Topic 718 of the LTIP RPUs and stock options, as applicable, granted to each of the NEOs in 2024. Fair values are calculated using the NYSE closing price of UPS stock on the date of grant for RPUs and RSUs, and the Black-Scholes option pricing model for stock options. The grant date fair value of the RPUs granted under the 2024 LTIP, which have performance conditions, are computed based on the probable outcome of the performance conditions. There can be no assurance that any value will ever be realized.

2024 Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by exercisable options, unexercisable options and unvested RSUs and RPUs held by the NEOs on December 31, 2024.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Carol Tomé	81,008	20,253	99.28	6/1/2020	6/1/2030	—	—	—	—
	28,571	19,048	165.66	2/10/2021	2/10/2031	—	—	—	—
	10,142	15,215	214.58	3/23/2022	3/23/2032	—	—	—	—
	6,615	26,461	185.54	3/22/2023	3/22/2033	—	—	—	—
	—	39,090	154.76	3/20/2024	3/20/2034	—	—	—	—
	—	—	—	—	—	—	—	210,844	26,587,428
Brian Dykes	1,465	977	165.66	2/10/2021	2/10/2031	—	—	—	—
	616	925	214.58	3/23/2022	3/23/2032	—	—	—	—
	487	1,948	185.54	3/22/2023	3/22/2033	—	—	—	—
	—	2,978	154.76	3/20/2024	3/20/2034	—	—	—	—
	—	—	—	—	—	2,603	328,244	23,971	3,022,743
Brian Newman	24,308	—	105.54	2/12/2020	6/1/2025	—	—	—	—
	9,483	—	165.66	2/10/2021	6/1/2025	—	—	—	—
	3,160	—	214.58	3/23/2022	6/1/2025	—	—	—	—
	1,980	—	185.54	3/22/2023	6/1/2025	—	—	—	—
	—	—	—	—	—	—	—	18,169	2,291,111
Nando Cesarone	757	—	106.43	3/1/2018	3/1/2028	—	—	—	—
	633	—	104.45	3/22/2018	3/22/2028	—	—	—	—
	3,383	—	111.80	2/14/2019	2/14/2029	—	—	—	—
	5,484	2,742	105.54	2/12/2020	2/12/2030	—	—	—	—
	5,308	5,308	165.66	2/10/2021	2/10/2031	—	—	—	—
	2,898	4,349	214.58	3/23/2022	3/23/2032	—	—	—	—
	1,986	7,944	185.54	3/22/2023	3/22/2033	—	—	—	—
	—	12,204	154.76	3/20/2024	3/20/2034	—	—	—	—
	—	—	—	—	—	—	—	46,955	5,921,026
Kate Gutmann	10,083	—	106.43	3/1/2018	3/1/2028	—	—	—	—
	9,704	—	111.80	2/14/2019	2/14/2029	—	—	—	—
	12,051	3,013	105.54	2/12/2020	2/12/2030	—	—	—	—
	5,477	3,652	165.66	2/10/2021	2/10/2031	—	—	—	—
	3,994	2,663	163.25	3/25/2021	3/25/2031	—	—	—	—
	3,116	4,674	214.58	3/23/2022	3/23/2032	—	—	—	—
	1,986	7,944	185.54	3/22/2023	3/22/2033	—	—	—	—
	—	12,204	154.76	3/20/2024	3/20/2034	—	—	—	—
	—	—	—	—	—	—	—	46,955	5,921,026
Bala Subramanian	1,818	7,275	185.54	3/22/2023	3/22/2033	—	—	—	—
	—	11,122	154.76	3/20/2024	3/20/2034	—	—	—	—
	—	—	—	—	—	—	—	42,884	5,407,672

(1) Stock options generally vest ratably over a five-year period beginning on the first anniversary of the date of grant. All options expire ten years from the date of grant. Under the terms of our equity incentive plans, unvested stock options become fully vested on the retirement date for the NEOs if they meet certain service requirements.

(2) For Brian Dykes, represents a special grant of RSUs made in 2022 which generally vests as follows: 25% on March 23, 2023; 25% on March 23, 2024; and 50% on March 23, 2025; values are rounded to the closest unit.

(3) Market value based on NYSE closing price of the class B common stock on the last trading day of the year of $126.10.

(4) Represents the potential units to be earned under the 2023 and 2024 LTIP awards, and any DEUs allocated since the grants were made, at target performance level. For the 2024 LTIP award, which has a performance period ending December 31, 2026, the maximum number of RPUs that could be earned is as follows: Tomé — 263,729; Dykes — 39,928; Newman — 11,323; Cesarone — 56,283; Gutmann — 56,283; and Subramanian — 51,291. For the 2023 LTIP award, which has a performance period ending December 31, 2025, the maximum number of RPUs that could be earned is as follows: Tomé — 200,127; Dykes — 12,808; Newman — 28,648; Cesarone — 47,018; Gutmann — 47,018; and Subramanian — 43,054. Brian Newman's target LTIP award was prorated in connection with his departure from the Company in July 2024.

2024 Option Exercises and Stock Vested

The following table sets forth the subject number of shares and corresponding value realized during 2024 regarding options that were exercised, and restricted stock units and restricted performance units that vested, for each NEO.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Carol Tomé	—	—	24,930	3,143,673
Brian Dykes	—	—	2,886	401,746
Brian Newman	—	—	7,675	967,818
Nando Cesarone	—	—	6,912	871,603
Kate Gutmann	—	—	8,021	1,030,092
Bala Subramanian	—	—	16,768	2,282,285

(1) Consists of: the 2022 LTIP RPUs that vested on December 31, 2024; and the portion of special RSUs awarded in prior years to Brian Dykes, Kate Gutmann and Bala Subramanian that vested in 2024. Vested RPUs and RSUs are distributed in an equivalent number of shares of class A common stock.

(2) Based on the NYSE closing price of the class B common stock on the applicable vesting date.

2024 Pension Benefits

The following table quantifies the pension benefits expected to be paid to each NEO from the UPS Retirement Plan and the UPS Excess Coordinating Benefit Plan as of December 31, 2024. The terms of each are described below.

Name	Plan Name	Number of Years Credited Service (#)[2]	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
Carol Tomé[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total		—	—
Brian Dykes	UPS Retirement Plan	22.58	472,431	—
	UPS Excess Coordinating Benefit Plan	—		—
	Total			—
Brian Newman[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total		—	—
Nando Cesarone[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total		—	—
Kate Gutmann	UPS Retirement Plan	33.0	1,397,389	—
	UPS Excess Coordinating Benefit Plan	33.0	3,613,311	—
	Total		5,010,700	—
Bala Subramanian[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total		—	—

(1) Not eligible to participate in the UPS Retirement Plan or the UPS Excess Coordinating Benefit Plan.

(2) Represents years of service as of December 31, 2024 for all plans.

(3) Represents the total discounted value of the monthly lifetime benefit earned at December 31, 2024, assuming the individual continues in service and retires at age 60 or at the executive's actual age, if later. The present value is not the monthly or annual lifetime benefit that would be paid to the individual. The present values are based on discount rates of 5.80% and 6.25% for the UPS Retirement Plan and UPS Excess Coordinating Benefit Plan, respectively, at December 31, 2024. The present values assume no pre-retirement mortality and utilize the Pri-2012 healthy mortality table with adjusted mortality improvement after 2012 (no collar for the UPS Retirement Plan and white collar for the UPS Excess Coordinating Benefit Plan), with mortality improvements after 2012 using the MP-2021 projection scale adjusted to converge to 0.5% in 2029 on the SOA Retirement Plan's Experience Committee model.

Pension Benefits

The UPS Retirement Plan is non-contributory and includes substantially all eligible employees of participating domestic subsidiaries who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. The UPS Retirement Plan was closed to new entrants as of July 1, 2016.

UPS also sponsors a non-qualified defined benefit plan, the UPS Excess Coordinating Benefit Plan, for non-union employees whose pay and benefits in the qualified plan are limited by the Internal Revenue Service. An employee must be at least age 55 with ten years of service to be eligible to participate in this plan. In the year that an individual first becomes eligible to participate in the UPS Excess Coordinating Benefit Plan, there is an increase for the participant for that year equal to the full present value of the participant's accrued benefit in the plan. In accordance with the terms of the Excess Coordinating Benefit Plan, following a participant's retirement, the Company pays an amount equal to the Social Security and Medicare taxes due on the present value of the benefits provided under the plan.

The UPS Retirement Plan and UPS Excess Coordinating Benefit Plan provide monthly lifetime benefits to participants and their eligible beneficiaries based on final average compensation at retirement, years of service with UPS and age at retirement. Participants may choose to receive a reduced benefit payable in the form of an annuity that is equivalent to the single lifetime benefit.

The plans provide monthly benefits based on the results from up to four benefit formulas. Participants receive the largest benefit from among the applicable benefit formulas. For Kate Gutmann and Brian Dykes, the formula that results in the largest benefit is called the "grandfathered integrated formula." This formula provides retirement income equal to 58.33% of final average compensation, offset by a portion of the Social Security benefit. A participant with less than 35 years of benefit service receives a proportionately lesser amount.

Participants earn benefit service for the time they work as an eligible UPS employee. For purposes of the formulas, compensation includes salary and an eligible portion of the MIP award. The average final compensation for each participant in the plans is the average covered compensation of the participant during the five highest consecutive years out of the last ten full calendar years of service.

Benefits payable under the UPS Retirement Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed and adjusted from time to time by the Internal Revenue Service. Eligible amounts exceeding these limits will be paid from the UPS Excess Coordinating Benefit Plan. Under this plan, participants receive the benefit in the form of a life annuity.

The plans permit participants with 25 or more years of benefit service to retire as early as age 55 with only a limited reduction in the amount of their monthly benefits. NEOs eligible to retire at age 60 receive unreduced benefits from the plans. In addition, the plans allow participants with ten years or more of service to retire at age 55 with a larger reduction in the amount of their benefit. These plans froze accruals after December 31, 2022.

2024 Non-Qualified Deferred Compensation

The following table shows NEO and Company contributions or credits, earnings and account balances for the NEOs in the UPS Deferred Compensation Plan and UPS Restoration Savings Plan for 2024.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Carol Tomé	UPS Deferred Compensation Plan	1,976,422	—	784,131	—	10,678,487
	UPS Restoration Savings Plan	—	93,177	4,238	—	297,080
	Outstanding Non-employee Director RSU Awards	—	—	(675,697)	—	3,580,601
Brian Dykes	UPS Deferred Compensation Plan	30,978	—	21,999	—	162,439
	UPS Restoration Savings Plan	—	57,341	4,556	—	52,086
Brian Newman	UPS Restoration Savings Plan	—	3,224	8,251	127,119	—
Nando Cesarone	UPS Restoration Savings Plan	—	57,475	8,767	—	207,212
Kate Gutmann	UPS Deferred Compensation Plan	—	—	(51,173)	—	402,804
	UPS Restoration Savings Plan	—	92,387	5,939	—	105,493
Bala Subramanian	UPS Restoration Savings Plan	—	35,644	2,970	—	46,015

(1) Amounts are also included in the "Salary" column of the 2024 Summary Compensation Table, other than amounts attributed to the deferral of the 2023 MIP, paid in 2024 as follows: Tomé — $1,448,022; Dykes — $0. The 2023 MIP deferral was included in the "Non-Equity Incentive Plan Compensation" column of the 2023 Summary Compensation Table.

(2) Company credits to the UPS Restoration Savings Plan, which amounts are also disclosed in the "All Other Compensation" column of the 2024 Summary Compensation Table.

(3) No amounts in this column are reported in the 2024 Summary Compensation Table.

(4) Certain amounts in this column represent salary, bonus or stock options contributed by the NEO to the plans in prior years as follows: Tomé — $5,767,527; Dykes — $76,407; Newman — $0; Cesarone — $0; Gutmann — $118,149; and Subramanian — $0.

The deferred compensation vehicles in the UPS Deferred Compensation Plan and the UPS Restoration Savings Plan are described below. Not all of the NEOs participate in each feature of the UPS Deferred Compensation Plan.

Salary Deferral Feature

Prior to December 31, 2004, contributions could be deferred from executive officers' monthly salary and from certain bonuses. Also prior to December 31, 2004, non-employee directors could defer retainer and meeting fees quarterly. Assets from the discontinued UPS Retirement Plan for Outside Directors were transferred to the 2004 and Before Salary Deferral Feature in 2003. No contributions were permitted after December 31, 2004, except as described below. After December 31, 2004, executive officers may defer 1% to 35% of their monthly salary and 1% to 80% of the cash portion of the MIP award. They may also defer excess pre-tax contributions if the UPS 401(k) Savings Plan fails the annual average deferral percentage test. Non-employee directors may defer retainer fees quarterly. Elections are made annually for the following calendar year.

Stock Option Deferral Feature

Assets are invested solely in shares of UPS stock. Non-qualified or incentive stock options which vested prior to December 31, 2004, were deferrable during the annual enrollment period for the following calendar year. Participants deferred receipt of UPS stock that would otherwise be taxable upon the exercise of the stock option. The shares received upon exercise of these options are deferred into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as "deferred compensation obligations" in the shareowners' equity section of the balance sheet. No deferrals of stock options were permitted after December 31, 2004. As a result of the requirements applicable to non-qualified deferred compensation arrangements under Section 409A of the Internal Revenue Code and related guidance, deferral of stock options is no longer offered under the UPS Deferred Compensation Plan for options that vested after December 31, 2004.

Withdrawals and Distributions under the UPS Deferred Compensation Plan

For the 2004 and Before Salary Deferral Feature, participants may elect to receive the funds in a lump sum or up to a ten-year installment (of 120 monthly payments), subject to restrictions if the balance is less than $20,000. For the 2005 and Beyond Salary Deferral Feature, participants may elect to receive funds in a lump sum or up to a ten-year installment (120 monthly payments), subject to restrictions if the balance, plus the total balance in any other account which must be aggregated with the 2005 and Beyond Salary Deferral Account under Section 409A of the Internal Revenue Code, is less than the Internal Revenue Code Section 402(g) annual limit in effect for qualified 401(k) plans on the date the participant becomes eligible for a distribution.

For the Stock Option Deferral Feature, participants may elect to receive shares in a lump sum or up to ten annual installments, subject to restrictions if the balance is less than $20,000. The distribution of shares will occur pro-rata based on the type of stock options (non-qualified or incentive) that were originally deferred.

The distribution election under the 2005 and Beyond Salary Deferral Feature may only be changed one time, but may be changed more frequently under the 2004 and Before Salary Deferral Feature and the Stock Option Deferral Feature. Hardship distributions are permitted under all three features of the UPS Deferred Compensation Plan. Withdrawals are not permitted under the 2005 and Beyond Salary Deferral Feature, but withdrawals are permitted for 100% of the account under the 2004 and Before Salary Deferral Feature and Stock Option Deferral Feature. However, withdrawals will result in a forfeiture of 10% of the participant's total account balances.

No Company contributions are made to any of the three features of the UPS Deferred Compensation Plan. The aggregate balances shown in the table above represent amounts that the NEOs have earned but elected to defer, plus earnings (or less losses). There are no above-market or preferential earnings in the UPS Deferred Compensation Plan. The investment options mirror those in the UPS 401(k) Savings Plan. Dividends earned on shares of UPS stock in the UPS Deferred Compensation Plan are earned at the same rate as all other class A and class B shares of common stock. Dividends are added to the participant's deferred compensation balance. Deferral elections made under the UPS Deferred Compensation Plan are irrevocable once made.

UPS Restoration Savings Plan

Benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan, which is a non-qualified restoration plan designed to replace the benefits limited under the tax-qualified plan. Without the UPS Restoration Savings Plan, executive officers would receive a lower benefit as a percent of eligible compensation than the benefit received by other participants in the UPS Savings Plan.

Potential Payments on Termination or Change in Control

Executive officers serve without employment contracts, as do most of our other U.S.-based non-union employees. In connection with each of Carol Tomé's and Bala Subramanian's hiring, we entered into protective covenant agreements with them which protect UPS's confidential information and include non-competition and non-solicitation covenants in favor of UPS. The UPS Key Employee Severance Plan (the "Severance Plan") provides for severance compensation and benefits upon certain terminations of employment of key employees, including the NEOs. The protections under the Severance Plan replace cash severance benefits (if any) to which a participating employee would have otherwise been entitled under their protective covenant agreement (as described above).

The Severance Plan in general provides that if the Company terminates the employment of a participant other than due to "Cause," "Disability Termination" or death (a "Qualifying Termination"), the Company will pay: (i) an amount in cash equal to a pro-rata portion of the individual's annual performance incentive award under the MIP that would have been earned for the year of termination, based on actual performance for the full performance period, with the pro-rata portion calculated based on the number of months during which the individual was employed by the Company during the applicable year; (ii) an amount in cash equal to one times (or, for the CEO, two times) the sum of the participant's annual base salary plus the participant's target MIP performance award in effect as of the termination date; (iii) an amount in cash equal to the portion of the participant's monthly Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") premium for the participant and the participant's dependents to the extent it exceeds the premiums paid by the participant for such coverage immediately prior to termination times the number of months in the participant's applicable COBRA period; and (iv) career counseling services up to $20,000 (or, for the CEO, up to $30,000).

In addition, with respect to options held by retirement-eligible employees, and RPUs granted under the LTIP, in each case granted on or after the effective date of the Severance Plan, a participant who experiences a Qualifying Termination will generally be entitled to the same treatment that would apply in the event of "retirement" under the terms of such awards. With respect to stock options granted to a participant on or after the effective date of the Severance Plan, such stock options (to the extent the participant is not retirement eligible and that are vested as of the date of the Qualifying Termination) will remain exercisable until the earlier of the first anniversary of the termination date or the original expiration date of the stock options.

For terminations of employment not governed by retention arrangements or awards made prior to the effective date of the Severance Plan, our equity incentive plans and related documents contain provisions that affect outstanding awards to all plan participants, including the NEOs, in the event of a participant's death, disability, retirement or a change in control (as defined below) of the Company.

Upon a participant's death, disability or retirement, options will immediately vest and remain exercisable until the tenth anniversary of the date of grant, and shares of restricted stock, RSUs or RPUs that are no longer subject to performance conditions will immediately vest. In the case of a participant's death, shares (or cash, as applicable) attributable to the number of restricted shares, RSUs or RPUs will be transferred to the participant's estate within 90 days. In the case of a participant's disability or retirement, shares (or cash, as applicable) attributable to the number of restricted shares, RSUs or RPUs will be transferred to the participant on the same schedule as if they had remained employed. Shares of restricted stock, RSUs and RPUs that are still subject to performance conditions shall be deemed earned on a prorated basis for the number of months worked during the performance period. In the case of a participant's death, shares (or cash, as applicable) attributable to the prorated number of restricted shares, RSUs or RPUs calculated at target performance level will be transferred to the participant's estate within 90 days. In the case of a participant's disability or retirement, shares (or cash, as applicable) attributable to the prorated number of restricted shares, RSUs or RPUs calculated based on actual performance results for the full performance period will be transferred to the participant following the end of the performance period.

Upon a change in control, if the successor company does not continue, assume or substitute other grants for outstanding awards, or upon a change in control followed by a termination of the grantee's employment by UPS without cause or by the grantee for good reason, options will immediately vest and become exercisable. Shares of restricted stock, RSUs or RPUs that are no longer subject to performance conditions will immediately vest. Shares of restricted stock, RSUs and RPUs that are still subject to performance conditions will be deemed earned to the extent that actual achievement of the applicable performance conditions can be determined, or on a prorated basis for the portion of the performance period completed prior to the change in control or qualifying termination, based on target or actual performance.

Other Outstanding Awards; No Tax Gross-Ups

Any other awards which may be outstanding would vest and be paid generally as described above (except, where applicable, timing of payment generally will be tied to such change in control, rather than termination or resignation). We do not provide for the payment of tax gross-ups on outstanding awards.

The following table shows the potential payments upon a termination of employment under various circumstances, assuming the event occurred on December 31, 2024. The closing price per share of our class B common stock on the NYSE on the last trading day of 2024 was $126.10. The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company. Brian Newman is not included in the table because he was not employed by the Company on this date. His actual separation package is described below.

Name	Separation Pay[1] ($)	Accelerated/ Continued Vesting of Equity Awards[2] ($)	Benefits[3]	Total ($)
Carol Tomé				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	9,079,636	12,686,122	—	21,765,758
Change in Control (with qualifying termination)	9,079,636	13,229,308	—	22,308,944
Retirement	—	13,229,308	—	13,229,308
Death	—	13,229,308	—	13,229,308
Disability	—	13,229,308	—	13,229,308
Brian Dykes				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,590,365	1,580,543	—	3,170,908
Change in Control (with qualifying termination)	1,590,365	1,580,543	—	3,170,908
Retirement	—	—	—	—
Death	—	1,580,543	—	1,580,543
Disability	—	1,580,543	—	1,580,543
Nando Cesarone				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,909,454	2,872,012	—	4,781,466
Change in Control (with qualifying termination)	1,909,454	2,928,387	—	4,837,841
Retirement	—	—	—	—
Death	—	2,928,387	—	2,928,387
Disability	—	2,928,387	—	2,928,387
Kate Gutmann				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,910,330	2,872,012	—	4,782,342
Change in Control (with qualifying termination)	1,910,330	2,933,959	—	4,844,289
Retirement	—	2,933,959	748,094	3,682,053
Death	—	2,933,959	—	2,933,959
Disability	—	2,933,959	—	2,933,959
Bala Subramanian				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,742,876	2,625,150	—	4,368,026
Change in Control (with qualifying termination)	1,742,876	2,625,150	—	4,368,026
Retirement	—	—	—	—
Death	—	2,625,150	—	2,625,150
Disability	—	2,625,150	—	2,625,150

(1) Represents the benefits under the UPS Key Employee Severance Plan. For Carol Tomé, represents two times her annual base salary and two times her target MIP award (200% of base salary). For the other NEOs, represents one times their annual base salary and a sum equaling their target MIP awards (115% of base salary).

(2) Represents the value of accelerated or continued vesting of stock options and RPUs in accordance with the terms of our equity incentive plans and the applicable award certificates. Also includes the 2023 and 2024 LTIP awards calculated at target. The performance measurement period for the 2023 LTIP award ends December 31, 2025, and the performance measurement period for the 2024 LTIP award ends December 31, 2026. With respect to Kate Gutmann, includes the continued vesting of the one-time RSU award as described in "Employment Transition Awards, Retention Arrangements and Recognition Awards" above.

(3) Represents the actuarial present value of the incremental non-qualified amounts payable upon change in control, early retirement, death and disability from the UPS Excess Coordinating Benefit Plan. For information about the UPS Excess Coordinating Benefit Plan, see the Pension Benefits table and related narrative. The same assumptions were used to calculate the present value of the amounts in the table that were used for the Pension Benefits table except that benefits are assumed to be payable immediately as of December 31, 2024 (or age 55 if later), instead of age 60. Only individuals eligible for early retirement (age 55 with ten years of service) who are not yet age 60 will have an early retirement value in the table.

Other Amounts

The previous table does not include payments and benefits to the extent they are generally provided on a non-discriminatory basis to salaried employees not subject to a collective bargaining agreement upon termination of employment. These include: life insurance upon death in the amount of 12 times the employee's monthly base salary, with a December 31, 2024 maximum benefit payable of $1 million; a death benefit in the amount of three times the employee's monthly salary; disability benefits; and accrued vacation amounts.

The tables also do not include amounts to which the executives would be entitled to receive that are already described in the compensation tables that appear earlier in this Proxy Statement, including: the value of equity awards that are already vested; amounts payable under defined benefit pension plans (except as described above with respect to Kate Gutmann); and amounts previously deferred into the deferred compensation plan.

Definition of a Change in Control

A change in control as defined in our equity incentive compensation plans is generally deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

- The consummation of a reorganization, merger, share exchange or consolidation, in each case, where persons who were shareowners of UPS immediately prior to such reorganization, merger, share exchange or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power of the reorganized, merged, surviving or consolidated company's then-outstanding securities entitled to vote generally in the election of directors in substantially the same proportions as immediately prior to the transaction; or a liquidation or dissolution of UPS or the sale of substantially all of UPS's assets; or

- Individuals who, as of any date (the "Beginning Date"), constitute the Board of Directors (the "Incumbent Board") and who, as of the end of the two-year period beginning on such Beginning Date, cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the Beginning Date whose election, or nomination for election by UPS's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of UPS, as such terms are used under applicable SEC rules and requirements) shall be considered as though such person were a member of the Incumbent Board.

Separation of Former Chief Financial Officer

In connection with Brian Newman's departure from the Company, which qualified as a termination without "Cause" under the Severance Plan, the Company and Brian entered into a separation agreement memorializing the terms of his departure (the "Separation Agreement"). The Separation Agreement required a general release of claims in favor of the Company and contained certain customary protective covenants in favor of the Company, including certain confidentiality, employee and customer non-solicitation, non-competition and non-disparagement provisions. The Separation Agreement also provided, subject to his timely execution and non-revocation of a supplemental release of claims in favor of the Company, for compensation to be paid consistent with the terms and conditions of the Severance Plan as follows: (1) a cash payment of $1,830,471 representing one times his annual base salary, one times his target MIP award for 2024, and the cost difference between his then-current medical coverage and COBRA coverage for 18 months; (2) a cash payment of the MIP award he would have earned based on actual performance during the year ending December 31, 2024, prorated for the portion of the year he was employed by the Company ($438,340); (3) vesting of a pro-rata portion of his outstanding and unvested LTIP RPUs (with target awards valued at approximately $540,086 as of December 31, 2024), which awards will be paid following the completion of each applicable performance period, and with payments based on actual performance achievement, which awards have been prorated based on the number of months he was employed by the Company during each performance period; and (4) career counseling services valued at up to $20,000. In addition, Brian has until June 1, 2025, to exercise his vested stock option awards.

Equity Compensation Plans

The following table sets forth information as of December 31, 2024, concerning shares of our common stock authorized for issuance under our equity compensation plans.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[1]	3,761,906	130.69	17,880,340[2]
Equity compensation plans not approved by security holders	—	N/A	—
Total	3,761,906	130.69	17,880,340

(1) Includes all equity incentive compensation plans and the Discounted Employee Stock Purchase Plan, each of which has been approved by our shareowners. Effective with the approval of the 2021 Omnibus Incentive Compensation Plan (the "2021 Plan") in May 2021, no additional securities may be issued under prior equity incentive compensation plans. Awards that do not entitle the holder to receive or purchase shares and awards that are settled in cash are not counted against the aggregate number of shares available for awards under the 2021 Plan. Awards that are subject to performance conditions are reported at the maximum performance level, which may overstate the dilution associated with such awards.

(2) In addition to grants of options, warrants or rights, this number includes up to 8,912,817 shares of common stock or other stock-based awards that may be issued under the 2021 Plan, and up to 8,967,523 shares of common stock that may be issued under the Discounted Employee Stock Purchase Plan. This number does not include shares under prior equity incentive compensation plans because no new awards may be made under those plans.

Median Employee to CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. For purposes of this disclosure, the 2024 annual total compensation of the median compensated employee was $55,200; our CEO's 2024 annual total compensation was $24,076,385, and the ratio of these amounts was 436-to-one.

Our CEO's 2024 annual total compensation was different from the amount included in the 2024 Summary Compensation Table "Total" column. Amounts related to healthcare benefits, which are available generally to all salaried employees of the Company, are included in the annual total compensation amounts above. The CEO's and median employee's Company-paid healthcare benefit amounts were $12,408 and $6,277, respectively. For the CEO, this amount is not included in the 2024 Summary Compensation Table, as permitted by SEC regulations.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. As permitted by SEC rules, for our 2024 pay ratio reported above, we used a median employee whose compensation most closely aligned with the prior year median compensated employee, who is no longer employed by the company. We believe there has been no change in our employee population or employee compensation arrangements that would significantly impact our pay ratio disclosure. For these purposes, we identified the median compensated employee from our employee population as of October 1, 2023, using total taxable wages (Form W-2 Box 1 or equivalent) paid to our employees in fiscal year 2023. We determined our total workforce as of October 1, 2023, to consist of 485,504 employees. During the fiscal year 2023, UPS acquired Happy Returns and MNX Global Logistics. These entities employed 326 and 791 employees, respectively. As permitted by SEC rules, under the 5% "De Minimis Exemption," we excluded 22,994 non-U.S. employees, or 4.7% of our total workforce. As a result of these exclusions, our median compensated employee was identified from an employee population of 462,510 employees.

The excluded countries and their employee populations were as follows: Argentina (202 employees), Australia (500 employees), Austria (214 employees), Bahrain (30 employees), Belgium (1,157 employees), Brazil (1,502 employees), Chile (357 employees), Costa Rica (379 employees), Czechia (566 employees), Denmark (565 employees), Dominican Republic (87 employees), Ecuador (269 employees), Egypt (20 employees), El Salvador (4 employees), Finland (184 employees), Greece (160 employees), Guam (1 employee), Guatemala (54 employees), Honduras (6 employees), Hong Kong (803 employees), Hungary (498 employees), Indonesia (114 employees), Ireland (883 employees), Italy (1,748 employees), Jamaica (3 employees), Japan (622 employees), Jersey (1 employee), Kazakhstan (38 employees), Luxembourg (13 employees), Macau (2 employees), Malaysia (251 employees), Morocco (65 employees), New Zealand (43 employees), Nicaragua (18 employees), Nigeria (222 employees), Norway (100 employees), Pakistan (50 employees), Panama (32 employees), Peru (167 employees), Philippines (1,305 employees), Portugal (280 employees), Puerto Rico (442 employees), Romania (122 employees), Russia (5 employees), South Korea (522 employees), Singapore (1,055 employees), Slovakia (29 employees), Slovenia (58 employees), South Africa (260 employees), Spain (1,548 employees), Sweden (935 employees), Switzerland (759 employees), Taiwan (872 employees), Thailand (436 employees), Turkey (1,548 employees), U.S. Virgin Islands (10 employees), Ukraine (106 employees), United Arab Emirates (442 employees) and Vietnam (330 employees).

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following table and related disclosures.

Year[1]	Summary Comp Table Total for First PEO ($)	Summary Comp Table Total for Second PEO ($)	Comp Actually Paid to First PEO ($)	Comp Actually Paid to Second PEO ($)	Average Summary Comp Table Total for Non-PEO Named Executive Officers ($)	Average Comp Actually Paid to Non-PEO Named Executive Officers ($)	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based on: Peer Group[2] Total Shareholder Return ($)	Net Income (GAAP) (millions) ($)	Non-GAAP Adjusted Operating Profit[3] (millions) ($)
2024	N/A	24,063,977	N/A	9,185,261	6,059,067	1,713,257	127.43	152.33	5,782	8,894
2023	N/A	23,390,051	N/A	15,171,604	7,631,274	4,457,788	152.66	146.74	6,708	9,873
2022	N/A	18,965,201	N/A	13,072,062	6,714,395	5,141,166	162.33	131.11	11,548	13,853
2021	N/A	27,620,893	N/A	43,250,361	10,489,120	19,573,719	193.56	152.83	12,890	13,144
2020	5,842,130	3,772,910	28,958,013	13,337,679	5,454,192	11,181,872	147.28	118.18	1,343	8,718

(1) In 2024, Carol Tomé was the principal executive officer ("PEO") and the Non-PEO NEOs were Brian Dykes, Brian Newman, Nando Cesarone, Kate Gutmann and Bala Subramanian. In both 2023 and 2022, Carol Tomé was the PEO and the Non-PEO NEOs were Brian Newman, Nando Cesarone, Kate Gutmann and Bala Subramanian; in 2021, Carol Tomé was the PEO and the Non-PEO NEOs were Brian Newman, Scott Price, Nando Cesarone and Kate Gutmann; and in 2020 the PEOs were David Abney (First PEO) and Carol Tomé (Second PEO), and the Non-PEO NEOs were Brian Newman, Nando Cesarone, Kate Gutmann, Juan Perez and George Willis.

(2) Our peer group is represented by the Dow Jones Transportation Average.

(3) In accordance with SEC rules, we are required to include in the above table the most important financial performance measure (not otherwise required to be disclosed in the table) used to link compensation actually paid to our named executive officers for 2024 to Company performance. We consider this measure to be non-GAAP Adjusted Operating Profit, which is calculated by excluding the following items from Operating Profit determined in accordance with GAAP: for 2024, transformation strategy costs, gain on divestiture, a one-time payment for an international regulatory matter, goodwill and asset impairment charges, expense for a separate regulatory matter, and a charge related to a multiemployer pension plan withdrawal; for 2023, a one-time compensation representing a payment to certain U.S.-based non-union part-time supervisors, goodwill and asset impairment charges, and transformation strategy costs; for 2022, a one-time non-cash expense related to stock-based awards that were accelerated to fully vest in 2022 in connection with a change in incentive compensation program design, a one-time non-cash charge reflecting a reduction in the estimated residual value of fully-depreciated MD-11 aircraft, and transformation strategy costs; and for each of 2021 and 2020, transformation strategy costs, goodwill and asset impairment charges, and divestitures.

PEO SCT Total to CAP Reconciliation

Year	Summary Compensation Table Total for PEO ($)	Deductions from SCT Total[1] ($)	Additions and other adjustments to SCT Total[2] ($)	Compensation Actually Paid ($)
2024	24,063,977	19,641,906	4,763,190	9,185,261
2023	23,390,051	20,274,954	12,056,507	15,171,604
2022	18,965,201	16,275,515	10,382,376	13,072,062
2021	27,620,893	24,795,449	40,424,917	43,250,361
2020[3]	3,772,910	2,958,822	12,523,591	13,337,679
	5,842,130	3,192,625	26,308,508	28,958,013

(1) Represents the grant-date fair value of stock awards granted during the year (2024: $18,283,138, 2023: $18,916,192, 2022: $15,046,968, 2021: $23,670,426, 2020: Carol Tomé $1,833,812 and David Abney $1,411,585), the grant-date fair value of option awards granted during the year (2024: $1,358,768, 2023: $1,358,762, 2022: $1,228,547, 2021: $1,125,023, 2020: Carol Tomé $1,125,010 and David Abney $1,153,237) and the aggregate change in the actuarial present value of accumulated benefits under pension plans (2024: $—, 2023: $—, 2022: $—, 2021: $—, 2020: Carol Tomé $— and David Abney $627,803).

(2) Represents the service cost for defined benefit pension plans (2024: $—, 2023: $—, 2022: $—, 2021: $—, 2020: Carol Tomé $— and David Abney $234,743) and the value of equity awards calculated using the required methodology for determining CAP, as further detailed in the table below.

(3) In 2020, the PEOs were Carol Tomé (first row) and David Abney (second row).

PEO Equity Component of CAP

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Change in Fair Value from Prior Year End to Year End of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value as of Prior Year End of Equity Awards Forfeited in the Year ($)	Total Equity Award Adjustments ($)
2024	14,961,235	(4,644,851)	—	(5,553,194)	—	4,763,190
2023	14,112,488	(3,170,240)	2,071,950	(957,691)	—	12,056,507
2022	12,805,107	(5,289,424)	—	2,866,693	—	10,382,376
2021	33,072,440	6,256,043	—	1,096,434	—	40,424,917
2020[1]	12,523,591	—	—	—	—	12,523,591
	7,025,550	11,310,689	—	11,316,631	(3,579,105)	26,073,765

(1) In 2020, the PEOs were Carol Tomé (first row) and David Abney (second row).

- Stock awards issued under the MIP are valued at the NYSE closing price of UPS Class B stock at each applicable date.
- Outstanding stock awards issued under the LTIP are valued using a Monte Carlo model at each reporting date with performance outcomes assumed to be at target. LTIP awards that vest during the period are valued using actual performance outcomes and the NYSE closing price of UPS Class B stock on the vesting date.
- Option awards are valued using a Black-Scholes option pricing model that reflects the award's exercise price relative to the NYSE closing price of UPS Class B common stock at each valuation date.
- Stock award valuations include reinvested dividends where applicable.

Average Non-PEO NEOs SCT Total to CAP Reconciliation

Year	Summary Compensation Table Total for Other NEOs ($)	Deductions from SCT Total[1] ($)	Additions and other adjustments to SCT Total[2] ($)	Compensation Actually Paid ($)
2024	6,059,067	4,065,134	(280,676)	1,713,257
2023	7,631,274	6,111,238	2,937,752	4,457,788
2022	6,714,395	5,656,642	4,083,413	5,141,166
2021	10,489,120	8,564,070	17,648,669	19,573,719
2020	5,454,192	3,897,928	9,625,608	11,181,872

(1) Represents the average grant date fair value of stock awards granted during the year (2024: $3,713,647, 2023: $4,765,597, 2022: $5,378,818, 2021: $8,200,584, 2020: $3,369,684), the average grant date fair value of option awards granted during the year (2024: $351,486, 2023: $399,020, 2022: $277,825, 2021: $351,349, 2020: $210,297) and the average aggregate change in the actuarial present value of accumulated benefits under pension plans (2024: $—, 2023: $946,621, 2022: $—, 2021: $12,137, 2020: $317,948).

(2) Represents the average service cost for defined benefit pension plans (2024: $—, 2023: $—, 2022: $44,219, 2021: $40,127, 2020: $65,084) and the value of equity awards calculated using the required methodology for determining CAP, as further detailed in the table below.

Average Non-PEO NEOs Equity Component of CAP

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Change in Fair Value from Prior Year End to Year End of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value as of Prior Year End of Equity Awards Forfeited in the Year ($)	Total Equity Award Adjustments ($)
2024	2,466,569	(771,043)	—	(1,361,426)	(614,776)	(280,676)
2023	3,467,543	(884,732)	546,548	(191,607)	—	2,937,752
2022	4,841,330	(1,551,105)	—	748,969	—	4,039,194
2021	12,120,687	2,762,650	—	2,725,205	—	17,608,542
2020	6,340,481	1,656,898	120,414	1,653,473	(210,742)	9,560,524

- Stock awards issued under the MIP are valued at the NYSE closing price of UPS Class B stock at each applicable date.
- Outstanding stock awards issued under the LTIP are valued using a Monte Carlo model at each reporting date with performance outcomes assumed to be at target. LTIP awards that vest during the period are valued using actual performance outcomes and the NYSE closing price of UPS Class B stock on the vesting date.
- Option awards are valued using a Black-Scholes option pricing model that reflects the award's exercise price relative to the NYSE closing price of UPS Class B common stock at each valuation date.
- Stock award valuations include reinvested dividends where applicable.

The following table lists what we believe represents the most important financial performance measures we used to link compensation actually paid to our NEOs for fiscal 2024 to our performance.

Tabular List

Non-GAAP adjusted operating profit
Revenue
Non-GAAP adjusted earnings per share
Non-GAAP adjusted free cash flow



CAP versus TSR 2020 - 2024

CAP versus Net Income 2020 - 2024



CAP versus Non-GAAP Adjusted Operating Profit
2020 - 2024



Proposal 2 — Advisory Vote to Approve Named Executive Officer Compensation

What am I voting on? Whether you approve, on an advisory basis, the compensation of the NEOs as disclosed in this Proxy Statement.

Board's Recommendation: Vote **FOR** this proposal.

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy.

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, shareowners may vote, on an advisory basis, to approve the 2024 compensation paid to our NEOs as disclosed in this Proxy Statement ("say on pay"). We conduct say on pay votes annually. We expect that the next say on pay vote will occur at our 2026 Annual Meeting of Shareowners.

Pay for performance and alignment with the long-term interests of our shareowners are key principles of our compensation programs. NEO compensation reflects the following:

- encouraging executive decision-making that is aligned with the long-term interests of our shareowners;
- tying a significant portion of executive pay to Company performance over a multi-year period; and
- balancing shorter and longer-term performance metrics to encourage the efficient management of our business and minimizing excessive risk-taking.

Although this vote is non-binding, the Compensation and Human Capital Committee and the board value shareowner views and will consider the voting results. If there is a significant negative vote, we expect that we will consult directly with significant shareowners to better understand their concerns. The Compensation and Human Capital Committee and the board would consider feedback obtained through this process in making future compensation decisions.

In accordance with the Dodd-Frank Act, this vote does not overrule any decisions by the board, will not create or imply any change to or any additional fiduciary duties of the board and will not restrict or limit the ability of shareowners generally to make proposals for inclusion in proxy materials related to executive compensation.

Shareowners are being asked to approve the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosures in the Company's Proxy Statement for the 2025 Annual Meeting of Shareowners."

Ownership of Our Securities

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as to each person known to us to be the beneficial owner of more than 5% of either our class A or class B common stock, based on SEC filings by such persons. Class A shares are entitled to ten votes per share and class B shares are entitled to one vote per share on each matter acted upon at the Annual Meeting. Class A shares are held by current and former employees and are not publicly traded. As of March 3, 2025, there were 113,582,393 outstanding shares of class A common stock and 733,481,882 outstanding shares of class B common stock.

Name and Address	Number of Shares of Class B Stock Beneficially Owned	Percent of Class B Stock
BlackRock, Inc.[1], 55 East 52nd Street, New York, NY 10055	54,283,579	7.4%
The Vanguard Group[2], 100 Vanguard Blvd., Malvern, PA 19355	67,218,177	9.2%

(1) According to a Schedule 13G/A filed with the SEC on January 26, 2024, BlackRock, Inc. has sole voting power with respect to 49,199,159 shares and sole dispositive power with respect to all 54,283,579 shares.

(2) According to a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group has shared voting power with respect to 918,229 shares, sole dispositive power with respect to 64,027,901 shares and shared dispositive power with respect to 3,190,276 shares.

The following table sets forth the beneficial ownership of our class A and class B common stock as of March 3, 2025, by each of our NEOs, each of our directors and all of our executive officers and directors as a group. Ownership is calculated in accordance with SEC rules and regulations.

	Number of Shares Beneficially Owned[1]		Total Shares Beneficially Owned[4]
	Class A Shares[2][3]	Class B Shares	
Named Executive Officers			
Carol Tomé	442,022	13,036	455,058
Brian Dykes	19,529	—	19,529
Brian Newman[5]	38,931	65,751	104,682
Nando Cesarone	72,271	1	72,272
Kate Gutmann	176,861	—	176,861
Bala Subramanian	26,947	—	26,947
Non-Employee Directors			
Rodney Adkins	22,119	—	22,119
Eva Boratto	5,398	1,400	6,798
Michael Burns	39,921	—	39,921
Kevin Clark	408	228	636
Wayne Hewett	5,398	868	6,266
Angela Hwang	5,780	—	5,780
Kate Johnson	5,056	—	5,056
William Johnson	38,347	5,160	43,507
Franck Moison	13,257	—	13,257
Christiana Smith Shi	11,165	—	11,165
Russell Stokes	5,056	400	5,456
Kevin Warsh	24,406	—	24,406
Current Executive Officers and Directors as a Group (20 persons)	**1,082,716**	**21,093**	**1,103,809** [6]

(1) Includes shares for which the named person or group has sole voting or investment power or has shared voting or investment power with his or her spouse.

(2) Includes class A shares that may be acquired through May 2, 2025, upon the conversion of RSUs following a separation from the Board of Directors, including 28,395 RSUs held by Carol Tomé in connection with her prior service as a non-employee director.

(3) Includes class A shares that may be acquired through stock options exercisable through May 2, 2025, as follows: Tomé — 246,403; Dykes — 4,446; Newman — 38,931; Cesarone — 31,721; Gutmann — 80,561; Subramanian — 5,861; and directors and executive officers as a group — 478,515.

(4) All directors and executive officers individually and as a group held less than 1% of outstanding shares of each of class A and class B common stock outstanding as of March 3, 2025. Assumes that all options exercisable through May 2, 2025 and owned by the named individual are exercised, and that shares acquirable under RSUs through May 2, 2025 are so acquired. The total number of shares outstanding used in calculating this percentage for each individual person also assumes that none of the options owned by other named individuals are exercised and that none of the shares acquirable under the RSUs held by other named individual are so acquired.

(5) Brian Newman departed the Company in June 2024.

(6) Includes 2,603 RSUs and RPUs for executive officers and directors as a group that vest and convert to class A common stock prior to May 2, 2025. Directors hold vested equity interests that, in accordance with SEC reporting rules, are not reported in the table above because the individual does not have the right to acquire beneficial ownership of the underlying shares within 60 days of March 3, 2025. These equity interests represent additional financial interests in UPS that are subject to the same market risks as ownership of our common stock. For Carol Tomé, represents 1,457 phantom stock units; and for Michael Burns, Wayne Hewett, Franck Moison and Kevin Warsh, represents deferred non-employee director retainer fees allocated to 5,964, 1,311, 1,400 and 11,929 shares of UPS common stock, respectively, within the UPS Deferred Compensation Plan. Phantom stock units were granted to non-employee directors pursuant to a deferred compensation program previously provided to non-employee directors. Carol's phantom stock units were awarded during her prior service as a non-employee director. Dividends paid on UPS common stock are credited to the director's phantom stock unit balance. Upon termination of the individual's service as a director, amounts represented by phantom stock units will be distributed in cash over a time period elected by the recipient.

Audit Committee Matters

Proposal 3 — Ratification of Auditors

> **What am I voting on?** Ratify the Audit Committee's (as used in this Audit Committee Matters section, the "Committee") appointment of Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for 2025.
>
> **Board's Recommendation:** Vote **FOR** the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2025.
>
> **Vote Required:** Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Deloitte has been our independent auditor since we became a publicly traded company in 1999. Prior to 1999, Deloitte served as the independent auditor of our privately held parent company since 1969. Deloitte audited our 2024 consolidated financial statements and our internal control over financial reporting.

The Committee appointed Deloitte as our independent registered public accounting firm for the year ending December 31, 2025. The board recommends that shareowners ratify Deloitte's appointment. Although shareowner ratification is not required, the board believes that seeking ratification is a good corporate governance practice. If not ratified, the Committee will reconsider Deloitte's appointment. Even if ratified, the Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of UPS and its shareowners.

A Deloitte representative is expected to attend the Annual Meeting, will have the opportunity to make a statement if desired, and be available to respond to appropriate shareowner questions. Additional information about the Committee, Deloitte's appointment and fees and other related matters follows.

Audit Committee Report

Roles and Responsibilities. The Committee's key responsibilities are described in its charter. The charter is reviewed annually and is available in the Corporate Governance section of the UPS Investor Relations website at www.investors.ups.com. Pursuant to its charter, the Committee's purposes, duties and responsibilities include:

- assisting the board in discharging its responsibilities relating to the Company's accounting, reporting and financial practices;
- overseeing the Company's accounting and financial reporting processes, including reviewing earnings or annual report press releases, overseeing the integrity of financial statements and evaluating major financial risks;
- having sole authority to appoint, oversee, determine the compensation of and terminate the Company's independent registered public accounting firm; and
- overseeing the Company's disclosure controls and internal controls, compliance with legal and regulatory requirements, and Code of Business Conduct.

Management has primary responsibility for preparing the Company's financial statements and establishing effective internal control over financial reporting. Deloitte is responsible for auditing those financial statements and the Company's internal control over financial reporting and expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the effectiveness of internal control over financial reporting based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission.

The Committee appoints the independent registered public accounting firm, approves the terms of the audit engagement, and reviews and approves Deloitte's fees. In this context, the Committee discussed the terms of Deloitte's 2025 audit engagement, the audit's overall scope and plan, and the other matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Committee asked Deloitte questions relating to such matters.

Financial Statement Oversight. The Committee met with management and Deloitte to review and discuss the Company's audited financial statements and internal control over financial reporting. The Committee discussed with management and Deloitte the critical accounting policies applied by the Company in the preparation of its financial statements, the quality, and not just the acceptability, of the accounting principles utilized, the reasonableness of significant accounting judgments, and the clarity of disclosures in the financial statements.

The Committee regularly met with Deloitte and UPS's internal auditors, in each case with and without other members of management present, to discuss the results of their respective examinations, the evaluations of the Company's internal control and the overall quality and integrity of the Company's financial reporting.

Internal Audit Oversight. The Committee reviewed UPS's internal audit plan and the performance, responsibilities, charter, budget and staffing of UPS's internal audit function.

Compliance and Ethics Oversight. The Committee met with members of management to discuss the Company's legal and ethical compliance programs. The Committee also oversaw compliance with procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing and federal securities law matters, including confidential and anonymous submissions of these complaints.

Auditor Independence. Deloitte provided the Committee with the written disclosures and the letter required by the PCAOB regarding Deloitte's communications with the Committee concerning independence. The Committee discussed Deloitte's independence with the firm and considered whether Deloitte's provision of non-audit services was compatible with their independence.

Pre-approvals. The Committee requires the pre-approval of all audit and non-audit services provided by Deloitte. The Committee reviewed and pre-approved all fees paid to Deloitte.

Committee Assessment of Deloitte. The Committee, along with management and the Company's internal auditors, reviewed Deloitte's 2024 performance. The Committee considered the continued independence, objectivity and professional skepticism of Deloitte, the length of time that Deloitte has served as the Company's independent auditors, the breadth and complexity of the business and its global footprint. The Committee also considered external data and management's perception of Deloitte's auditing qualification and experience, the quantity and quality of Deloitte's staff, Deloitte's fees, the communication and interaction with the Deloitte team over the course of the prior year, PCAOB reports on Deloitte, and the potential impact of changing independent registered public accounting firms.

The Committee determined that Deloitte can provide both the necessary expertise and has a similar global footprint to effectively audit UPS worldwide. The Committee also considered the efficiencies resulting from Deloitte's deep understanding of our business, Deloitte's focus on independence, their quality control policies, the quality and efficiency of the work performed, and the quality of discussions and feedback sessions. Additionally, the Committee is involved in the selection of the new partner-in-charge of the audit engagement when there is a rotation required under applicable rules.

Based on the results of its review, the Committee concluded that Deloitte is independent and that it is in the best interests of UPS and its shareowners to appoint Deloitte to serve as the Company's independent registered accounting firm for 2025. The board recommends that shareowners ratify this appointment.

Furthermore, the Committee recommended to the Board of Directors that the audited financial statements be included in UPS's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

The Audit Committee

Eva Boratto, Chair
Michael Burns
Wayne Hewett
Angela Hwang

Principal Accounting Firm Fees

The Committee, with the ratification of the shareowners, engaged Deloitte to perform the annual audits of the Company's financial statements for each of the fiscal years ended December 31, 2024 and 2023. The aggregate fees billed to us for the fiscal years ended December 31, 2024 and 2023 by Deloitte, the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates are listed in the table:

	2024	2023
Audit Fees[1]	$21,881,000	$20,228,000
Audit-Related Fees[2]	$ 2,610,000	$ 1,615,000
Total Audit and Audit-Related Fees	$24,491,000	$21,843,000
Tax Fees[3]	$ 139,000	$ 98,000
All Other Fees[4]	$ 203,000	$ 6,000
Total Fees	$24,833,000	$21,947,000

(1) Fees for professional services performed by Deloitte for the audit of our annual financial statements and review of financial statements included in our Form 10-Q filings, internal control attestation procedures, statutory audits of foreign subsidiary financial statements and other services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Fees for assurance and related services performed by Deloitte that are reasonably related to the performance of the audit or review of our financial statements. This includes employee benefit plan and compensation plan audits, independent service auditors' reports, attestation procedures related to securities offerings, and other attestations.

(3) Fees for professional services performed by Deloitte with respect to tax compliance work and tax planning and advice services. This includes review of original and amended tax returns for the Company and its consolidated subsidiaries, refund claims and payment planning and tax audit assistance.

(4) Fees for professional services performed by Deloitte with respect to assessment of climate reporting readiness, financial statement compilation for certain subsidiaries and other fees, including subscription fees to the Deloitte online accounting research platform.

Services Provided by Deloitte

All services provided by Deloitte are permissible under applicable laws and regulations. The Committee has established a policy requiring the pre-approval of all audit and non-audit services performed by Deloitte in order to help assure that the provision of such services does not impair Deloitte's independence.

Proposed services may be pre-approved through the application of detailed policies and procedures ("general pre-approval") or by specific review of each service ("specific pre-approval"). Unless a type of service to be provided by Deloitte has received general pre-approval, it requires specific pre-approval by the Committee. Any proposed services exceeding pre-approved cost levels also require specific approval by the Committee.

The Audit, Audit-Related, Tax and All Other services that have received general pre-approval of the Committee, and those services that are prohibited, are described in the policy along with the corresponding cost levels. The term of any general pre-approval is 12 months from the date of pre-approval, unless otherwise stated. The Committee annually reviews and pre-approves the services that may be provided by Deloitte without obtaining specific pre-approval and may revise the list from time to time based on subsequent determinations.

The Committee has delegated to its Chair the authority to pre-approve certain permitted services between the Committee's regularly scheduled meetings, and the Chair must report any pre-approval decisions to the Committee at its next scheduled meeting for review by the Committee. The policy prohibits the Committee from delegating its responsibilities to management for pre-approving Deloitte's permitted services.

Shareowner Proposals

In accordance with SEC rules, we have set forth below shareowner proposals and the shareowner proponents' supporting statements. The board's response to each proposal and voting recommendation are also set forth below. The board recommends a vote against each proposal because it does not believe the proposals will drive or create long-term shareowner value. Each shareowner proposal will be voted on at the Annual Meeting only if properly presented at the meeting. The Company is not responsible for any inaccuracies contained in the proposals.

Proposal 4 — Shareowner Proposal to Reduce the Voting Power of Class A Stock from 10 Votes Per Share to One Vote Per Share

What am I voting on? Whether you want the board to take steps to reduce the voting power of the Company's class A stock from 10 votes per share to one vote per share.

Board's Recommendation: Vote **AGAINST** this proposal because:

- UPS's capital structure is unique and does not present risks inherent in typical dual-class structures.
- UPS's capital structure does not concentrate voting power or provide any holder a level of control. Class A shares are held by more than 155,000 owners; and management, collectively, holds less than 1% of the voting power of our stock.
- UPS's capital structure does not entrench management or the board. There is no controlling founder or family, and we regularly refresh management and the board.
- UPS's governance documents provide additional safeguards against traditional dual-class concerns, including a de facto "sunset" provision on outstanding shares and voting restrictions applicable to a significant voting block.
- UPS's capital structure has contributed to its long-term success.
- Taking steps to eliminate this structure will not further improve UPS's corporate governance or financial performance.

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Shareowner Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has advised us that he intends to present the proposal set forth below for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Proposal 4 - Support Equal Voting Rights for Each Shareholder



Shareholders request that our Board of Directors take steps to ensure that all of our company's outstanding stock has an equal one-vote per share in each shareholder voting situation. This would encompass all practicable steps including encouragement and negotiation with current and future shareholders, who have more than one-vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 10-votes per share compared to only one-vote per share for other shareholders. Corporate governance advocates have suggested a 7-year transition to equal voting rights for each share.

In spite of lopsided shares having 10-times more voting power, support for this UPS proposal topic has steadily grown from 21% in 2013 to 36% in 2024.

With stock having 10-times more voting power UPS takes our shareholder money but does not give us in return an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. It is important to continue to vote for this proposal to block UPS management from finding creative ways to further reduce their money at risk at UPS while maintaining the same control.

Plus, with the UPS shareholder-unfriendly brand of corporate governance, we had no right to call a special meeting or act by written consent. And we were restricted by provisions mandating an undemocratic 80%-vote in order to make a certain improvements to our corporate governance.

This undemocratic 80% vote requirement translates into a well over a 100% vote requirement from the shares that typically vote at the annual meeting. The UPS governance score is 9 with 10 being the worse possible score. The shareholder rights score is 10 and the executive pay score is 8.

And in spite of insider UPS shares having super voting power 5 UPS directors each received more than 157 million against votes in 2024.

Please vote yes:
Support Equal Voting Rights for Each Shareholder — Proposal 4

Response of UPS's Board

UPS has an employee ownership culture that has helped it grow and thrive. Current and former employees have been important shareowners of the Company since well before the Company's initial public offering. UPS founder Jim Casey fostered this culture and an ownership mindset by urging his partners to run their departments like their own small business. The Company's current capital structure was adopted in connection with the Company's initial public offering in order to help ensure employees, who would own only a small portion of the number of shares outstanding, continued to feel like owners as contemplated by Jim Casey.

Our ownership structure includes class A and class B common stock. The class A shares are issued as incentive compensation and held by current and former UPS employees and their families in order to further our culture and ownership mindset. The class B shares are publicly traded. This structure incentivizes our employees to take actions and make decisions that help facilitate UPS's long-term success, resulting in aligned interests among all shareowners. The structure also enhances employee and retiree engagement.

UPS's capital structure is unique and does not present risks inherent in typical dual-class structures

The board strongly disagrees with this proposal's characterization of UPS's capital structure. As described below, UPS's unique capital structure does not present any of the risks that typically accompany dual-class capital structures, such as concentrated voting power within a limited number of people (such as company founders) who have interests that may not align with other shareowners, promotion of managerial entrenchment or provision for disparate financial returns. In fact, UPS's governance provisions overlaying our capital structure are designed to limit any of these potential negative consequences.

UPS's dual-class structure does not concentrate voting power or provide any holder a level of control; UPS's governance documents would limit voting power in the event of vote concentration

Dual-class structures are typically designed to concentrate voting control in an individual or small group. UPS's dual-class structure does not have this design or effect. The class A shares are widely issued and held; there are approximately 155,000 current and former employees who own the shares, from employees in our operations to executive officers. No single holder or group of holders owns any significant voting block. Our executive officers and directors, collectively, hold less than 1% of our total voting power. As a result, no founders, executive officers and directors, or other holders, are able to exercise control or any significant influence over voting decisions.

To further reduce any risk of any concentration of voting power and contrary to most dual-class structures, UPS's certificate of incorporation (the "Certificate") contains provisions that limit voting rights in the event of a concentration of ownership. Specifically, the voting power of any shareholder, whether the holder of class A or class B common stock, is curtailed if that holder controls over 25% of UPS's outstanding voting power.

UPS's actual governance practices do not entrench management or the board

UPS maintains robust corporate governance practices typical of more traditional capital structures, and its capital structure is not used for management or board entrenchment purposes. The board regularly reviews and considers succession planning issues. Our CEO has served in that role only since June 2020, and we maintain an independent board chair. Also, since 2020, we have added six new board members, and, as of the Annual Meeting, will have had six board members retire. In addition, during that time we have had significant turnover at the Executive Leadership Team level.

UPS's dual-class capital structure has an effective "sunset" exercised through both governance documents and corporate practice; no disparate financial treatment is allowed

UPS's Certificate contains a number of provisions that provide additional safeguards against traditional dual-class concerns. For example, the Certificate contains provisions that provide an effective "sunset" provision on outstanding class A shares. This is accomplished through significant transfer restrictions; in most cases class A share transfers require or result in the conversion of those shares to class B shares. Further, the Company's recent pay mix redesign - which has the effect of reducing the number of class A shares issued each year - will accelerate this reduction. As a result, the average annual decline in the number of outstanding shares of class A common stock has been 3% per year since the Company went public and has been increasing in recent years.

In addition, the Certificate generally requires equal economic treatment of the class A and class B common stock, ensuring that holders of one class would not receive disparate economic or financial treatment as a result of the different voting rights.

UPS's capital structure has contributed to its long-term success

The provisions underlying UPS's dual-class capital structure do not impact management's pursuit of long-term growth strategies, and avoid the drawbacks associated with excessive emphasis on the short-term. Management runs our Company with a sense of purpose by focusing on sustainable value creation benefiting all the Company's stakeholders. In this regard, the interests of all UPS shareowners are aligned.

Taking steps to eliminate this structure will not further improve UPS's corporate governance or financial performance

UPS already maintains robust corporate governance practices, and our corporate structure and practices do not present risks typically associated with dual-class structures. Other than our CEO, all UPS director nominees are independent. All UPS directors are elected annually by a majority of votes cast in uncontested director elections, only independent directors serve on the board's Audit, Compensation and Human Capital, Nominating and Corporate Governance and Risk Committees, and we have an independent Board Chair. Our board consists of an appropriate mix of newer and longer-tenured directors.

In recent periods, the board has voluntarily adopted a number of corporate governance principles aligned with marketplace developments. These include increasing disclosures around lobbying and participation in the political process, specifically assigning human capital oversight responsibilities to the Compensation and Human Capital Committee, and assigning environmental sustainability oversight responsibilities to the Nominating and Corporate Governance Committee.

For the foregoing reasons, the board believes that UPS's current capital structure does not present governance risks and continues to be in the best interests of the Company and its stakeholders. Shareowners have agreed with this assessment when they rejected similar proposals every year since 2013.

The board recommends that shareowners vote **AGAINST** this proposal.

Proposal 5 — Shareowner Proposal Requesting a Report on the Risks Arising From Voluntary Carbon-Reduction Commitments

What am I voting on? Whether you want the Company to be required to prepare an additional report analyzing the risks arising from voluntary carbon-reduction commitments.

Board's Recommendation: Vote **AGAINST** this proposal because:

- UPS already provides significant transparency, including comprehensive disclosures with regular updates on our progress, and on risks and opportunities associated with our emissions reductions efforts.
- The UPS board provides effective oversight of UPS's strategy, which includes risks and opportunities associated with emissions reductions efforts.
- Management's execution of our strategy is grounded in a fiscally responsible approach using sound engineering principles.
- Management engages with key stakeholders to provide appropriate periodic updates on risks and opportunities.

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Shareowner Proposal

The National Center for Public Policy Research, 2005 Massachusetts Ave. NW, Washington, D.C. 20036, has advised us that they intend to present the proposal set forth below for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Reduce Company Greenwashing Risk

WHEREAS: Shareholders must protect our assets against potentially unfulfillable Company Environmental, Social and Governance (ESG) promises, including the extent to which the Company can reduce Scope 1, 2, and 3 greenhouse gas (GHG) emissions.

The Securities and Exchange Commission (SEC) has taken enforcement actions related to ESG issues or statements by companies who misrepresent or engage in fraud related to ESG efforts.[1]

In 2021, the SEC created the Climate and ESG Task Force in its Division of Enforcement.[2] The focus of the Task Force is "to identify any material gaps or misstatements" in disclosure of climate risks and analyze "compliance issues relating to investment advisers' and funds' ESG strategies."[3]

The Task Force has taken numerous enforcement actions including charging Goldman Sachs Asset Management for policies and procedures failures related to ESG investments, resulting in a $4 million penalty,[4] and charging DWS Investment Management Americas Inc. in part for misstatements regarding its ESG investment process that resulted in an overall $25 million in penalties.[5]

The SEC has proposed to require companies to disclose information about their Scope 1 and 2 emissions, and to require them to disclose Scope 3 emissions "if material *or if the registrant has set a GHG emissions target or goal that includes Scope 3 emissions*."[6]

The Environmental Protection Agency defines Scope 3 emissions as, "the result of activities from assets not owned or controlled by the reporting organization, but that the organization indirectly affects in its value chain."[7] Put differently, "Scope 3 emissions for one organization are the scope 1 and 2 emissions of another organization."[8] This means that Scope 3 emissions are already counted as another entity's emissions, and are external to the reporting company, such as product use and how employees commute.[9]

[1] https://www.sec.gov/securities-topics/enforcement-task-force-focused-climate-esg-issues
[2] https://www.sec.gov/news/press-release/2021-42
[3] https://www.sec.gov/news/press-release/2021-42; https://www.sec.gov/securities-topics/enforcement-task-force-focused-climate-esg-issues
[4] https://www.sec.gov/news/press-release/2022-209
[5] https://www.sec.gov/news/press-release/2023-194
[6] https://www.sec.gov/news/press-release/2022-46
[7] https://www.epa.gov/climateleadership/scope-3-inventory-guidance
[8] https://www.epa.gov/climateleadership/scope-3-inventory-guidance
[9] https://www.epa.gov/climateleadership/scope-3-inventory-guidance

Voluntary commitments to reduce carbon emissions create unnecessary risk for the Company because of the lack of scientific consensus over the ability to achieve net zero emissions.

In August 2023, the Global Climate Intelligence Group asserted, "There is no climate emergency." The declaration includes [10] 1,609 signatories and "oppose[s] the harmful and unrealistic net-zero CO2 policy proposed for 2050."[11]

A June 2023 study by the Energy Policy Research Foundation found that net zero advocates have misconstrued the International Energy Agency's position on new oil and gas investment and that it has made questionable assumptions and milestones for NZE about government policies, energy and carbon prices, behavioral changes, economic growth, and technology maturity. [12]

SUPPORTING STATEMENT: UPS voluntarily reports on Scope 1, 2 and 3 emissions and makes voluntary commitments to reduce them.[13] UPS does so even though it has failed to report on its evaluation of the technological or financial feasibility of such commitments. Given the SEC's climate and ESG enforcement actions, the Company must exercise caution and provide transparency about such commitments.

RESOLVED: Shareholders request the Company produce a report analyzing the risks arising from voluntary carbon-reduction commitments.

Response of UPS's Board

UPS supports global efforts to mitigate the impact of climate change. UPS does not have a net zero emission goal; our goal is to be carbon neutral by 2050. We take a comprehensive, global approach to reducing energy use and GHG emissions within our network, as well as major portions of our value chain. Our fiscally responsible approach utilizes sound engineering principles in the execution of our strategy. The UPS board provides effective oversight of UPS's strategic risks and opportunities. We report publicly on risks and opportunities associated with our approach and progress toward our goals on a regular basis. As a result, the requested report is unnecessary and not an appropriate use of corporate resources, as it would not significantly alter the mix of information available.

UPS provides transparent, comprehensive sustainability disclosures with regular updates on our progress

UPS supports sustainable business practices and transparent sustainability reporting. We have published comprehensive sustainability-related disclosures showcasing our commitment to our investors, our customers, our employees and the communities in which we operate since our first Corporate Sustainability Report in 2003. These include disclosures under the Global Reporting Initiative and the CDP (formerly the Carbon Disclosure Project) frameworks, as well as an annual Social Impact Report which highlights our efforts to empower resilient, just and safe communities. The Company engages an independent third party that provides assurance on the Company's annual sustainability report. We believe these disclosures provide stakeholders all relevant information to assess our sustainability efforts, progress and risks. Additional material issues are discussed in our periodic filings with the SEC.

The UPS board provides effective oversight of UPS's strategy, which includes risks and opportunities associated with emissions reductions efforts

The board's oversight responsibilities include strategic planning, risk management and financial reporting. This includes oversight of climate-related matters as a part of the Company's overall business strategy. The board considers climate-related risks and opportunities in numerous ways, including through its standing committees. The board's Risk Committee, consisting entirely of independent directors, is responsible for oversight of management's identification and evaluation of enterprise risks, including the Company's climate-related risks. Economic, environmental and social sustainability risks and opportunities are considered as part of our comprehensive enterprise risk management program. Under our enterprise risk management process, risks, including climate-related, are identified, prioritized and assigned an owner, who is responsible for developing mitigation plans. The Risk Committee reviews these items on a regular basis.

[10] https://clintel.org/wp-content/uploads/2023/08/wcd-version-081423.pdf
[11] https://clintel.org/wp-content/uploads/2023/08/WCD-version-081423.pdf
[12] https://assets.realclear.com/files/2023/06/2205_a_critical_assessment_of_the_ieas_net_zero_scenario_esg_and_the_cessation_of_investment_in_new_oil_and_gas_fields.pdf
[13] https://about.ups.com/content/dam/upsstories/assets/reporting/sustainability-2021/2020_UPS_TCFD_Report_081921.pdf

The board's Nominating and Corporate Governance Committee, also consisting entirely of independent directors, has additional oversight responsibility for environmental sustainability risks and opportunities. This committee receives regular updates and discusses the Company's progress towards its sustainability-related goals as well as the associated risks and opportunities, with feedback from these discussions shared with the full Board. The board's Audit Committee, consisting entirely of independent directors, is responsible for overseeing the annual engagement of the independent third party that provides assurance on the Company's annual sustainability report.

The board delegates authority for day-to-day management of the Company and its operations, including those related to climate matters, to the Executive Leadership Team. The board and its committees regularly receive updates from management regarding the effectiveness of policies and procedures, progress regarding targets, risks and opportunities, global compliance standards and other climate-related topics. The Company's Chief Sustainability Officer reports quarterly to the Nominating and Corporate Governance Committee.

Additionally, efforts to monitor, assess and manage climate-related risks are supported across the Executive Leadership Team. For example, the CFO co-chairs the Company's Sustainability Council. The Company's executive officer level risk committee, which meets quarterly to review the Company's enterprise risk strategy, including climate-related risks.

Management's execution of our strategy is grounded in a fiscally responsible approach using sound engineering principles

We approach sustainable development holistically so that our cross-functional sustainability initiatives align with our Customer First, People Led, Innovation Driven strategy. This strategy is guiding us towards our goal of carbon neutrality by 2050. We offer a number of sustainable solutions to help customers measure and manage the carbon emissions in their supply chain, as well as design more sustainable packaging, including UPS carbon impact analysis, UPS carbon neutral shipping, supply chain optimization analyses, UPS co-innovation workshops, an Eco Responsible packaging program and Packsize on-demand packaging.

A component of UPS's short, medium- and long-term strategy is to evaluate and implement new technologies to improve efficiency and maintain one of the most efficient air and ground fleets in our industry in a manner that balances risks and opportunities. This is accomplished through our "Rolling Laboratory" approach. Through this approach UPS works with manufacturers, government agencies and other stakeholders around the world to pilot projects before determining whether and how new vehicles and technologies are ready for commercial deployment. Under this approach, alternative fuel vehicles or advanced technologies adopted by UPS must meet the following criteria:(1) the fuel/technology must be safe; (2) it must have a reliable fueling infrastructure; (3) the supply of vehicles and parts must be predictable; (4) there must be a measurable improvement in emissions and/or fuel savings; and (5) it must be economically viable in terms of initial purchase price, maintenance costs and reliability and adapt to our fleet use characteristics.

As a result, UPS undertakes multiple initiatives simultaneously to reduce risk. The Company is currently focused on five key levers to decarbonize our business: network efficiency and innovation; increasing sustainable aviation fuel availability; renewable/biofuel solutions; fleet electrification; and renewable electricity transformation. We report on our progress on initiatives on a regular basis both internally and externally.

Management engagement with key stakeholders supplements our other disclosures

As discussed elsewhere in this Proxy Statement, maintaining open and ongoing dialogs with key stakeholders is an important component of our corporate culture. In addition to information available in our written reports, our management team participates in numerous investor meetings throughout the year to discuss our business strategy, including our emissions reductions targets, and financial results. In addition, each year we undertake a stakeholder outreach program in which we discuss, among other things, progress on our environmental sustainability journey. This includes discussions with key stockholders, UPS retirees and other stakeholders. This year we once again contacted holders of over 47% of our class B common stock as a part of this program. Engagement provides us with the opportunity to appropriately update stakeholders on recent accomplishments, risks and opportunities, and to receive feedback on our efforts. Similarly, it provides us with an opportunity to discuss how management believes its actions are aligned with long-term value creation.

For the foregoing reasons, the board believes producing this report is unnecessary and not an efficient use of resources. For these reasons, the board recommends that shareowners vote **AGAINST** this proposal.

Important Information About Voting at the 2025 Annual Meeting

What is included in the proxy materials, and why am I receiving them?

The proxy materials for our Annual Meeting include this Proxy Statement and notice of the 2025 Annual Meeting, as well as our 2024 Annual Report. If you received paper copies of these materials, you also received a proxy card or voting instruction form. We began distributing the Proxy Statement, Annual Meeting notice and proxy card and Notice of Internet Availability of Proxy Materials (the "Notice") on March 17, 2025.

When you vote, you appoint each of Carol Tomé and Norman M. Brothers, Jr. to vote your shares at the Annual Meeting as you have instructed them. If a matter that is not on the form of proxy is voted on, then you appoint them to vote your shares in accordance with their best judgment. This allows your shares to be voted whether or not you attend the Annual Meeting.

Why did some shareowners receive a Notice of Internet Availability of Proxy Materials while others received a printed set of proxy materials?

We may furnish our proxy materials to requesting shareowners over the Internet, rather than by mailing printed copies, so long as we send them a Notice. The Notice explains how to access and review the Proxy Statement and Annual Report and vote over the Internet at www.proxyvote.com. If you received the Notice and would like to receive printed proxy materials, follow the instructions in the Notice. If you received printed proxy materials, you won't receive the Notice, but you may still access our proxy materials and submit your proxy over the Internet at www.proxyvote.com.

Can I receive future proxy materials and annual reports electronically?

Yes. This Proxy Statement and the 2024 Annual Report are available on our investor relations website at www.investors.ups.com. Instead of receiving a Notice or paper copies of the proxy materials in the mail, shareowners can elect to receive emails that provide links to our future annual reports and proxy materials on the Internet. Opting to receive your proxy materials electronically will reduce costs and the environmental impact of our annual meetings and will give you an automatic link to the proxy voting site.

If you are a shareowner of record and wish to enroll in the electronic proxy delivery service for future meetings, you may do so by going to www.icsdelivery.com/ups and following the prompts. If you hold class B shares through a bank or broker, please refer to your voting instruction form, the Notice or other information provided by your bank or broker for instructions on how to elect this option.

Who is entitled to vote?

Holders of our class A common stock and our class B common stock at the close of business on March 10, 2025, are entitled to vote. This is the "Record Date." You must use your 16-digit control number found on your proxy card, voting instruction form or the Notice of Internet Availability you previously received to participate in the meeting and vote. A list of shareowners entitled to vote at the Annual Meeting will be accessible during regular business hours for ten days prior to the meeting at our principal place of business, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328.

To how many votes is each share of common stock entitled?

Holders of class A common stock are entitled to 10 votes per share. Holders of class B common stock are entitled to one vote per share. On the Record Date, there were 113,845,261 shares of class A common stock and 733,686,713 shares of class B common stock outstanding and entitled to vote. The voting rights of any shareowner or group of shareowners, other than any of our employee benefit plans, that beneficially owns shares representing more than 25% of our voting power are limited so that the shareowner or group may cast only one one-hundredth of a vote with respect to each vote in excess of 25% of the outstanding voting power.

How do I vote before the Annual Meeting?

Shareowners of record may vote as described below:

- *Online.* You can vote in advance of the Annual Meeting via the Internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time on May 7, 2025.

- *By Telephone.* If you received a proxy card by mail, the toll-free telephone number is noted on your proxy card. Telephone voting is available 24 hours a day at 1-800-690-6903 and will be accessible until 11:59 p.m. Eastern Time on May 7, 2025.

- *By Mail.* If you received a proxy card by mail and choose to vote in advance by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope.

If you hold class A shares in the UPS Stock Fund in the UPS 401(k) Savings Plan, you may vote your shares through the Internet, by telephone or by mail as if you were a registered shareowner. To allow sufficient time for voting by the Plan trustee, your voting instructions must be received by 11:59 Eastern Time on May 5, 2025.

Even if you plan to attend the Annual Meeting, we encourage you to vote in advance. If you vote through the Internet or by telephone, you do not need to return your proxy card.

The method you use to vote in advance will not limit your right to vote online during the Annual Meeting.

> **BENEFICIAL SHAREOWNER VOTING OPTIONS**
> If you are a beneficial owner, you will receive instructions from your bank, broker or other nominee that you must follow in order for your shares to be voted. Many of these institutions offer telephone and Internet voting. If your voting instruction form or Notice indicates that you may vote these shares through www.proxyvote.com, you will need the 16-digit control number indicated on that form or Notice. If you did not receive a 16-digit control number, please contact your bank, broker or other nominee at least five days before the Annual Meeting and obtain a legal proxy to be able to participate in or vote at the Annual Meeting.

Can I revoke my proxy or change my vote?

Shareowners of record may revoke their proxy or change their vote at any time before the polls close at the Annual Meeting by:

- submitting a subsequent proxy through the Internet, by telephone or by mail with a later date;

- sending a written notice to our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328; or

- voting online during the Annual Meeting using the 16-digit control number found on your proxy card, voting instruction form or the Notice of Internet Availability.

If you hold class B shares through a bank or broker, please refer to your proxy card, the Notice or other information forwarded by your bank or broker to see how you can revoke your proxy and change your vote before the Annual Meeting. Beneficial shareowners that attend the Annual Meeting using the 16-digit control number they received as described above will also be able to change their vote by voting online at any time before the polls close at the Annual Meeting.

How many votes do you need to hold the Annual Meeting?

The presence, online or by proxy, of the holders of a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum. A quorum is necessary to hold the Annual Meeting and conduct business. If a quorum is not present, the Annual Meeting may be adjourned from time to time until a quorum is present.

What happens if I do not provide voting instructions or if a nominee is unable to stand for election?

If you sign and return a proxy but do not provide voting instructions, your shares will be voted as recommended by the board. If a director nominee is unable to stand for election, the board may either reduce the number of directors that serve on the board or designate a substitute nominee. If the board designates a substitute nominee, shares represented by proxies voted for the nominee who is unable to stand for election will be voted for the substitute nominee.

Will my shares be voted if I do not vote through the Internet, by telephone or by signing and returning my proxy card?

If you are a shareowner of record and you do not vote, then your shares will not count in deciding the matters presented for shareowner consideration at the Annual Meeting. If your class A shares are held in the UPS Stock Fund in the UPS 401(k) Savings Plan and you do not vote by 11:59 p.m. Eastern Time on May 5, 2025, then the Plan trustee will vote your shares for each proposal in the same proportion as the shares held by the Plan for which voting instructions were received.

If your class B shares are held in street name through a bank or broker, your bank or broker must vote according to specific instructions they receive from you. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion. But they are not permitted to vote on certain proposals and may elect not to vote on any of the proposals without your voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker votes. Abstentions occur when you provide voting instructions but instruct the broker to abstain from voting on a particular matter. Broker non-votes that are represented at the Annual Meeting will be counted for purposes of establishing a quorum. We encourage you to provide instructions to your bank or brokerage firm by voting your proxy so that your shares will be voted at the Annual Meeting in accordance with your wishes.

What is the vote required for each proposal to pass, and what is the effect of abstentions and broker non-votes on each of the proposals?

Our Bylaws provide for majority voting in uncontested director elections. Therefore, a nominee will only be elected if the number of votes cast for the nominee's election is greater than the number of votes cast against that nominee. See "Corporate Governance – Majority Voting and Director Resignation Policy" for an explanation of what would happen if more votes are cast against a nominee than for the nominee. Abstentions are not considered votes cast for or against the nominee. For each other proposal to pass, in accordance with our Bylaws, the proposal must receive the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote on such proposal.

The following table summarizes the votes required for each proposal to pass and the effect of abstentions and broker non-votes on each proposal.

Proposal Number	Item	Vote Required for Approval	Abstentions	Uninstructed shares
1.	Election of 12 directors	Majority of votes cast	No effect	No effect
2.	Advisory vote to approve NEO compensation	Majority of the voting power of the shares represented at the meeting and entitled to vote on the proposal	Same as a vote against	No effect
3.	Ratification of independent registered public accounting firm	Majority of the voting power of the shares represented at the meeting and entitled to vote on the proposal	Same as a vote against	No effect
4. - 5.	Shareowner proposals	Majority of the voting power of the shares represented at the meeting and entitled to vote on the proposal	Same as a vote against	No effect

How do I attend and vote at the Annual Meeting?

The Annual Meeting will take place on May 8, 2025, at 8:00 a.m. Eastern Time. There will not be a physical location for the Annual Meeting, and you will not be able to attend in person. You or your proxyholder can participate and vote by visiting www.virtualshareholdermeeting.com/UPS2025 and entering the 16-digit control number found on your proxy card, voting instruction form or the Notice of Internet Availability. If you are a beneficial shareowner, see the information relating to beneficial shareowners above under "How do I vote before the Annual Meeting" for obtaining your 16-digit control number. You may begin to log into the meeting platform at 7:45 a.m. Eastern Time on Thursday, May 8, 2025.

How can I submit a question at or prior to the Annual Meeting?

If you wish to submit a question prior to the Annual Meeting, you may do so by visiting proxyvote.com and entering your 16-digit control number, then clicking "Submit a Question for Management."

We have designed the format of the Annual Meeting so that shareowners will have the same rights and opportunities as they would have had at a physical meeting. To this end, shareowners will be able to submit questions during the Annual Meeting. If you wish to submit a question during the Annual Meeting, you may do so by logging into www.virtualshareholdermeeting.com/UPS2025 with your 16-digit control number, as described above under "How do I attend and vote at the Annual Meeting?" We will answer questions and address comments relevant to meeting matters that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. We will summarize multiple questions submitted on the same topic. We will make every effort to respond to all appropriate questions during the meeting, as time permits.

If there are matters of individual concern to a shareowner and not of general concern to all shareowners, or if a question posed was not otherwise answered, we provide an opportunity for shareowners to contact us separately at www.investors.ups.com.

What if I have technical difficulties or trouble accessing the virtual Annual Meeting?

For help with technical difficulties on the meeting day you can call 1-800-586-1548 (toll free) or 303-562-9288 (international) for assistance. Technical support will be available starting at 7:00 a.m. Eastern Time and until the meeting has finished.

What does it mean if I receive more than one Notice, proxy card or voting instruction form?

This means that your shares are registered in different names or are held in more than one account. To help ensure that all shares are voted, please vote each account by using one of the voting methods as described above.

When and where will I be able to find the voting results?

You can find the official results of the voting at the Annual Meeting in our Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment as soon as they become available.

Other Information for Shareowners

Solicitation of Proxies

We will pay our costs of soliciting proxies. Directors, officers and other employees, acting without special compensation, may solicit proxies by mail, email, in person or by telephone. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending our proxy materials and Notice to, and obtaining voting instructions relating to the proxy materials and Notice from, shareowners. In addition, we have retained Georgeson, Inc. to assist in the solicitation of proxies for the Annual Meeting at a fee of approximately $17,600 plus associated costs and expenses.

Eliminating Duplicative Proxy Materials

We have adopted a procedure approved by the SEC called "householding" under which multiple shareowners who share the same last name and address and do not participate in electronic delivery will receive only one copy of the annual proxy materials or Notice unless we receive contrary instructions from one or more of the shareowners. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials or Notice at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: UPS Investor Relations, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, (404) 828-6059, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials or Notice by notifying us in writing or by telephone at the same address or telephone number.

Submission of Shareowner Proposals and Director Nominations

Proposals for Inclusion in the Proxy Statement for the 2026 Annual Meeting

Shareowners who, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, wish to present proposals for inclusion in the proxy materials to be distributed in connection with the 2026 Annual Meeting of Shareowners must submit their proposals so that they are received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, or via email to investor@ups.com, no later than 6:00 p.m. Eastern Time on November 17, 2025. Any proposal will need to comply with SEC regulations regarding the inclusion of shareowner proposals in Company-sponsored proxy material. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

Director Nominations for Inclusion in the Proxy Statement for the 2026 Annual Meeting

Shareowner notice of the intent to use proxy access must be delivered to the Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 not later than the close of business on the 120th day, nor earlier than the 6:00 p.m. Eastern Time on the 150th day, prior to the first anniversary of the date the definitive proxy statement was first released to shareowners in connection with the preceding year's annual meeting of shareowners; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting, and not later than the close of business on the later of the 120th day prior to such annual meeting, or the tenth day following the day on which public announcement of the date of such meeting is first made by the Company. Therefore, any notice of the intent to use proxy access must be delivered to our Corporate Secretary no later than 6:00 p.m. Eastern Time on November 17, 2025, and no earlier than 6:00 p.m. Eastern Time on October 18, 2025. However, if the date of our 2026 Annual Meeting occurs more than 30 days before or 30 days after May 8, 2026, the anniversary of the 2025 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 120th day prior to the date of the 2025 Annual Meeting and (b) the tenth day following the day on which we first make a public announcement of the date of the 2026 Annual Meeting. As our Bylaws make clear, simply submitting a nomination does not guarantee its inclusion.

Other Proposals or Director Nominations for Presentation at the 2026 Annual Meeting

Shareowners who wish to propose business or nominate persons for election to the Board of Directors at the 2026 Annual Meeting of Shareowners, and the proposal or nomination is not intended to be included in our 2026 proxy statement, must provide a notice of shareowner business or nomination in accordance with Article II, Section 10 of our Bylaws (which includes information required under Rule 14a-19 under the Securities Exchange Act of 1934). In order to be properly brought before the 2026 Annual Meeting of Shareowners, Article II, Section 10 of our Bylaws requires that a notice of a matter the shareowner wishes to present (other than a matter brought pursuant to Rule 14a-8), or the person or persons the shareowner wishes to nominate as a director (other than through proxy access), must be received by our Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the preceding year's annual meeting. Therefore, any notice intended to be given for a proposal or nomination not intended to be included in our 2026 proxy materials must be received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than 6:00 p.m. Eastern Time on February 7, 2026, and no earlier than 6:00 p.m. Eastern Time on December 9, 2025. However, if the date of our 2026 Annual Meeting occurs more than 30 days before or 30 days after May 8, 2026, the anniversary of the 2025 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 90th day prior to the date of the 2026 Annual Meeting and (b) the tenth day following the day on which we first make a public announcement of the date of the 2026 Annual Meeting.

To be in proper form, a shareowner's notice must be a proper subject for shareowner action at the Annual Meeting and must include the specified information concerning the proposal or nominee as described in Article II, Section 10 of our Bylaws. Our Bylaws are available on the governance page of our investor relations website at www.investors.ups.com.

2024 Annual Report on Form 10-K

A copy of our 2024 Annual Report on Form 10-K, including financial statements, as filed with the SEC may be obtained without charge upon written request to: Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. It is also available on our investor relations website at www.investors.ups.com.

Other Business

Our Board of Directors is not aware of any business to be conducted at the Annual Meeting other than the proposals described in this Proxy Statement. Should any other matter requiring a vote of the shareowners arise, the persons named in the accompanying proxy card will vote in accordance with their best judgment. A proxy granted by a shareowner in connection with the Annual Meeting will give discretionary authority to the named proxy holders to vote on any such matters that are properly presented at the Annual Meeting, subject to SEC rules.

This Proxy Statement contains "forward-looking statements." Statements other than those of current or historical fact, and all statements accompanied by terms such as "will," "believe," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan" and similar terms, are intended to be forward-looking statements. Such statements relate to our intent, belief and current expectations about our strategic direction, prospects and future results, and give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC and being made available with this Proxy Statement, and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events after the date of those statements.

Any standards of measurement and performance made in reference to our environmental, social, governance and other sustainability plans and goals are developing and based on assumptions, and no assurance can be given that any such plan, initiative, projection, goal, commitment, expectation or prospect can or will be achieved.

Website links included in this Proxy Statement are for convenience only. The content of any website links is not incorporated herein and does not constitute a part of this Proxy Statement.



ANNUAL MEETING OF SHAREOWNERS

 Thursday, May 8, 2025, 8:00 a.m. Eastern Time

 www.virtualshareholdermeeting.com/UPS2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 001-15451

_____



United Parcel Service, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**58-2480149**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
55 Glenlake Parkway, N.E Atlanta, Georgia	**30328**
(Address of Principal Executive Offices)	*(Zip Code)*

(404) 828-6000
(Registrant's telephone number, including area code)

_____
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class B common stock, par value $0.01 per share	UPS	New York Stock Exchange
1.625% Senior Notes due 2025	UPS25	New York Stock Exchange
1% Senior Notes due 2028	UPS28	New York Stock Exchange
1.500% Senior Notes due 2032	UPS32	New York Stock Exchange

_____
Securities registered pursuant to Section 12(g) of the Act:
Class A common stock, par value $0.01 per share

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of " large accelerated filer", "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company   ☐   Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the class B common stock held by non-affiliates of the registrant was $100,185,550,613 as of June 28, 2024. The registrant's class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of the registrant's class A common stock is convertible into one share of the registrant's class B common stock.

As of February 3, 2025, there were 114,298,155 outstanding shares of class A common stock and 739,873,795 outstanding shares of class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of shareowners scheduled for May 8, 2025 are incorporated by reference into Part III of this report.

UNITED PARCEL SERVICE, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Cautionary Statement About Forward-Looking Statements

This report and our other filings with the Securities and Exchange Commission ("SEC") contain and in the future may contain "forward-looking statements." Statements other than those of current or historical fact, and all statements accompanied by terms such as "will," "believe," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan" and similar terms, are intended to be forward-looking statements.

From time to time, we also include written or oral forward-looking statements in other publicly disclosed materials. Such statements may relate to our intent, belief, forecasts of, or current expectations about our strategic direction, prospects, future results or future events; they do not relate strictly to historical or current facts. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made and the future, by its very nature, cannot be predicted with certainty.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" and elsewhere in this report and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events after the date of those statements, except as required by law.

The Company routinely posts important information, including news releases, announcements, materials provided or displayed at analyst or investor conferences, and other statements about its business and results of operations, that may be deemed material to investors on the Company's Investors Relations website at www.investors.ups.com. The Company uses its website as a means of disclosing material, nonpublic information and for complying with the Company's disclosure obligations under Regulation FD. Investors should monitor the Company's Investor Relations website in addition to following the Company's press releases, filings with the SEC, public conference calls and webcasts. We do not incorporate the contents of any website into this or any other report we file with the SEC.

Item 1. *Business*

Overview

United Parcel Service, Inc. ("UPS"), founded in 1907, is a global package delivery and logistics provider. We offer a broad range of industry-leading products and services through our extensive global presence, serving over 200 countries and territories. Our services include transportation and delivery through our integrated air and ground network, distribution, contract logistics, ocean freight, airfreight, customs brokerage and insurance. In 2024, we delivered an average of 22.4 million packages per day, totaling 5.7 billion packages during the year. Total revenue in 2024 was $91.1 billion.

Strategy

Our strategy focuses on growing in the parts of our market that value our end-to-end network, including healthcare, business to business ("B2B"), small- and medium-sized businesses ("SMBs"), and international. We are continuing our journey to execute our *Customer First, People Led, Innovation Driven* strategy.

Customer First is about reducing friction in the customer experience by anticipating and solving for customers' needs. We are focused on providing differentiated value through our capabilities and service. We strive to enable our customers to better compete and succeed by delivering what they tell us matters the most: speed, ease and service reliability.

People Led focuses on our employee experience and how likely an employee is to recommend UPS employment to a friend or family member. We know successful outcomes are built from a strong culture and sense of partnership. We believe that when we take care of our people, they will take care of our customers.

Innovation Driven is our focus on leveraging technology to optimize the volume that flows through our network. We continually seek to improve the productivity and efficiency of our global integrated network by using technology to move from a scanning to a sensing network, including using RFID technology in our *Smart Package Smart Facilities*.

In the first quarter of 2025, we entered into an agreement in principle with our largest customer to significantly reduce the volume we deliver for them. We are making a deliberate shift to increase our focus on growing higher yielding volume. For additional information on the expected operational and financial impacts of this agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Competitive Strengths

Our competitive strengths include:

Global Smart Logistics Network. We believe that our integrated global air and ground network is the most extensive in the industry. We provide all types of package services (air, ground, domestic, international, commercial and residential) through a single pickup and delivery network that can be configured to meet customers' needs. Our sophisticated systems, including our RFID-enabled *Smart Package Smart Facility* technology, enable us to optimize network efficiency, asset utilization and enhance end-to-end visibility.

Global Presence. We serve more than 200 countries and territories. We have a significant presence in all of the world's major economies, allowing us to effectively and efficiently operate around the world.

Cutting-Edge Technologies. We are a global leader in developing technologies that help customers enhance their shipping and logistics business processes to lower costs, improve service and increase efficiency. We offer a variety of digital tools and capabilities that enable customers to integrate UPS functionality into their distribution channels, intended to deepen customer relationships. These tools allow customers to send, manage and track their shipments, and also provide their customers with value-added data about their shipments.

Broad Portfolio of Services. Our service portfolio allows customers of all sizes to choose their most appropriate option. Increasingly, our customers benefit from UPS capabilities and solutions that integrate our services beyond package delivery. We continue to invest in specialized capabilities like our cold chain and thermal monitoring technologies, which we believe allow us to better serve our healthcare customers.

Customer Relationships. We focus on building and maintaining long-term customer relationships. We believe value-added services beyond package delivery and connecting our small package, supply chain, digital and on-demand services across our customer base, are important to customer retention and growth.

Brand Equity. We have built a leading and trusted brand that stands for service quality, reliability and innovation. Our vehicles and the professional courtesy of our drivers are major contributors to our brand equity.

Distinctive Culture. We believe that the dedication of our employees comes in large part from our strong, purpose-driven culture that fosters trust, partnership and empowerment. We encourage our people to bring their unique perspectives, background, talents and skills to work every day.

Financial Strength. Our financial strength allows us to continue to pursue strategic opportunities that facilitate our growth. This includes investing in digital technology, acquisitions, transportation equipment, facilities and employee development to generate value for shareholders. We seek to maintain a strong credit rating to give us additional flexibility in running the business.

Products and Services; Reporting Segments

We have two reporting segments: U.S. Domestic Package and International Package. Our remaining businesses are reported as Supply Chain Solutions. U.S. Domestic Package and International Package are together referred to as our global small package operations.

Global Small Package

Our global small package operations provide time-definite delivery services for express letters, documents, packages and palletized freight via air and ground services. These services are supported by numerous shipping, visibility and billing technologies including our Digital Access Program, which embeds our shipping solutions directly into leading e-commerce platforms, enabling us to reach SMBs and e-commerce markets more broadly.

We combine all packages within our single, global network, unless dictated by specific service commitments. This enables efficiently scheduled pick ups for any service level. Our network provides unique operational and capital efficiencies that also have a smaller environmental impact than single service network designs.

We offer same-day pickup of air and ground packages seven days a week through a broad variety of network access points including, UPS drop boxes, UPS Access Point locations and The UPS Store locations. UPS drivers can also directly accept packages.

We offer a portfolio of returns services in approximately 150 countries. These returns services are driven by the continued prevalence of e-commerce that has increased our customers' needs for efficient and reliable returns and are designed to promote efficiency and a friction-free consumer experience.

Our global air operations hub is located in Louisville, Kentucky, and is supported by air hubs across the United States ("U.S.") and internationally. We operate international air hubs in Germany, China, Hong Kong, Canada and Florida (for Latin America and the Caribbean). This design enables cost-effective package processing using fewer, larger and more fuel-efficient aircraft.

U.S. Domestic Package

We are a leader in time-definite, guaranteed small package delivery services in the United States. We offer a full spectrum of U.S. domestic air and ground package transportation services. Our U.S. ground fleet serves all business and residential zip codes in the contiguous United States.

- Our air portfolio offers time-definite, same-day, next-day, two-day and three-day delivery alternatives as well as air cargo services.
- Our ground network enables customers to ship using our day-definite ground service. We deliver approximately 16 million ground packages per day, most within one to three business days.
- UPS SurePost provides residential ground service for customers with non-urgent, lightweight residential shipments. Through 2024, final delivery was often provided by the United States Postal Service ("USPS"). Beginning January 1, 2025, in order to have more control over our ability to provide our customers industry-leading service, we have insourced this product. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

International Package

International Package consists of our small package operations in Europe, the Indian sub-continent, Middle East and Africa (together "EMEA"), Canada and Latin America (together "Americas") and Asia. We offer a wide selection of guaranteed day- and time-definite international shipping services.

For international package shipments that do not require express services, UPS Worldwide Expedited offers a reliable, deferred, day-definite service option. For cross-border ground package delivery, we offer UPS Standard delivery services within Europe, between the U.S. and Canada, and between the U.S. and Mexico. Worldwide Economy offers a contract-only, e-commerce solution for non-urgent, cross-border shipments. UPS Worldwide Express Freight is a premium international service for urgent, palletized shipments over 150 pounds.

Supply Chain Solutions

Supply Chain Solutions consists of our forwarding, logistics, digital and other businesses. Serving more than 200 countries and territories, we strategically seek to provide integration across increasingly complex, specialized and fragmented supply chains.

Forwarding

We are one of the largest U.S. domestic airfreight carriers and airfreight forwarders globally. We offer a portfolio of guaranteed and non-guaranteed global airfreight services. Additionally, as one of the world's leading non-vessel operating common carriers, we provide ocean freight full container load, less-than-container load and multimodal transportation services between most major ports around the world. We also provide customs brokerage as well as various related services.

In September 2024, we completed the divestiture of our truckload brokerage business ("Coyote"). For additional information on this divestiture, see note 8 to the audited, consolidated financial statements.

Logistics

Our global logistics and distribution business provides value-added fulfillment and transportation management services. We operate both multi-client and dedicated facilities across our network, many of which are strategically located near UPS air and ground transportation hubs to support rapid delivery to business and consumer markets. We continue to invest in facility automation to enhance operational efficiency.

We offer world-class technology, deep expertise and a highly sophisticated suite of healthcare logistics services. With a strategic focus on serving the unique, priority-handling needs of healthcare and life sciences customers, we continue to increase our complex cold-chain logistics capabilities both in the U.S. and internationally. In furtherance of this strategy, we have continued to grow organically, making investments in facilities to expand our network, and inorganically, including through the acquisitions of Frigo-Trans and Biotech & Pharma Logistics in January 2025.

Digital and other Supply Chain Solutions businesses

Our digital businesses leverage technology to enable a range of on-demand services. Roadie, our crowdsourced delivery platform, offers the convenience of same-day delivery and efficient service for packages that are not compatible with our small package network. Happy Returns offers innovative end-to-end return services that leverage The UPS Store network. We also offer integrated supply chain and high-value shipment insurance solutions through UPS Capital, as well as a range of services through our other Supply Chain Solutions businesses. We believe these services better enable us to meet customers' needs and deepen customer relationships.

Human Capital

Our success is dependent upon our people, working together with a shared purpose. As we seek to capture new opportunities and pursue growth, we are focused on maintaining the culture we have cultivated over our nearly 118-year history and incorporating the new perspectives we need to take the business into the future.

To assist with employee recruitment and retention, we continue to review the competitiveness of our employee value proposition, including benefits and pay, training, talent development and advancement opportunities. For additional information on the importance of our human capital efforts, see "Risk Factors - Business and Operating Risks - Failure to attract or retain qualified employees could materially adversely affect us" and "- Strikes, work stoppages or slowdowns by our employees could materially adversely affect us".

We have approximately 490,000 employees (excluding temporary seasonal employees), of which 406,000 are in the U.S. and 84,000 are located internationally. Our global workforce includes approximately 78,000 management employees (38% of whom are part-time) and 412,000 hourly employees (50% of whom are part-time). More than 75% of our U.S. employees are represented by unions, primarily those employees handling or transporting packages. Many of these employees are employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters ("Teamsters"). Our national master agreement with the Teamsters expires on July 31, 2028. In addition, approximately 3,300 of our pilots are represented by the Independent Pilots Association ("IPA"). Our agreement with the IPA becomes amendable September 1, 2025. We have approximately 1,900 airline mechanics who are covered by a collective bargaining agreement with Teamsters Local 2727 which becomes amendable November 1, 2026. In addition, approximately 3,000 of our auto and maintenance mechanics who are not represented by the IBT are employed under a collective bargaining agreement with the International Association of Machinists and Aerospace Workers ("IAM"). In July 2024, the IAM ratified a new collective bargaining agreement that will expire on July 31, 2029.

During 2024, we executed under our "Fit to Serve" initiative, intended to right-size our business and create a more efficient operating model to enhance responsiveness to changing market dynamics. During 2024, we reduced our workforce by approximately 14,000 positions, primarily within management. Fit to Serve is expected to conclude in 2025.

In January 2025, we announced a reconfiguration of our U.S. network and *Efficiency Reimagined* initiatives. We expect these actions to result in decreases in the size of our operational and management workforce. For additional information on the expected operational and financial impacts of these initiatives, see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Oversight and management

Our board, directly and through the Compensation and Human Capital Committee, is responsible for oversight of human capital matters. Effective oversight is accomplished through a variety of methods and processes including regular updates and discussions around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee backgrounds, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives.

In addition, the Compensation and Human Capital Committee charter includes oversight responsibility for performance and talent management, workforce representation, work culture and employee development and retention. We believe the board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Additional information on our human capital efforts is contained in our annual sustainability report, which describes our activities that support our commitment to acting responsibly and contributing to society. This report is available under the heading "Our Impact" at www.about.ups.com.

Collective bargaining

We bargain in good faith with the unions that represent our employees. We frequently engage union leaders at the national level and at local chapters throughout the United States. We participate in works councils and associations outside the U.S., which allows us to respond to emerging issues abroad. This work helps our operations to build and maintain productive relationships with our employees. For additional information regarding employees employed under collective bargaining agreements, see note 6 to the audited, consolidated financial statements.

Employee health and safety

We seek to provide industry-leading employee health, safety and wellness programs across our workforce. UPS's Comprehensive Health and Safety Program ("CHSP") is an occupational health and safety system tailored to our varied operational environments.

Our CHSP covers a wide array of roles, from package handling to administration, and spans geographical boundaries to include sorting facilities, mobile logistics, administrative offices, and other locations worldwide. UPS conducts audits to assess specific risks and hazards, including equipment safety, workplace environment, and emergency response protocols. We monitor our safety performance through various measurable targets, including recordable injury frequency, lost time injury frequency and the number of recorded auto accidents.

Customers

Building and maintaining long-term customer relationships through superior service is a competitive strength of UPS. In 2024, we served 1.6 million shipping customers and more than 10.1 million delivery recipients daily. For the year ended December 31, 2024, one customer, Amazon.com, Inc. and its affiliates, represented approximately 11.8% of our consolidated revenues, substantially all of which was within our U.S. Domestic Package segment. In the first quarter of 2025, we entered into an agreement in principle with this customer that will provide for a reduction in their volume by more than 50% by June 2026. For additional information on the expected operational and financial impacts arising from this agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations". For additional information on this and other customers, see "Risk Factors - Business and Operating Risks - Changes in our relationships with any of our significant customers, including the loss or reduction in business from one or more of them, could have a material adverse effect on us" and note 14 to the audited, consolidated financial statements.

Competition

We offer a broad array of transportation and logistics services and compete with many local, regional, national and international logistics providers as well as national postal services. We believe our strategy, network and competitive strengths position us well to compete in the marketplace. For additional information on our competitive environment, see "Risk Factors - Business and Operating Risks - Our industry is rapidly evolving. We expect to continue to face significant competition, which could materially adversely affect us".

Government Regulation

We are subject to numerous laws and regulations in the countries in which we operate. Continued compliance with increasingly stringent laws, regulations and policies in the U.S. and in the other countries in which we operate may result in materially increased costs, or we could be subject to substantial fines or possible revocation of our authority to conduct our operations.

Air Operations

The U.S. Department of Transportation ("DOT"), the Federal Aviation Administration ("FAA") and the U.S. Department of Homeland Security, through the Transportation Security Administration ("TSA"), have primary regulatory authority over our air transportation services.

The DOT's authority primarily relates to economic aspects of air transportation, such as operating authority, insurance requirements, pricing, non-competitive practices, interlocking relations and cooperative agreements. The DOT also regulates international routes, fares, rates and practices and is authorized to investigate and take action against discriminatory treatment of U.S. air carriers abroad. International operating rights for U.S. airlines are usually subject to bilateral agreements between the U.S. and foreign governments or, in the absence of such agreements, by principles of reciprocity. We are also subject to current and potential aviation, health, customs and immigration regulations imposed by governments in other countries in which we operate, including registration and license requirements and security regulations. We have international route operating rights granted by the DOT and we may apply for additional authorities when those operating rights are available and are required for the efficient operation of our international network. The efficiency and flexibility of our international air transportation network is subject to DOT and foreign government regulations and operating restrictions.

The FAA's authority primarily relates to operational, technical and safety aspects of air transportation, including certification, aircraft operating procedures, transportation of hazardous materials, record keeping standards and maintenance activities and personnel. In addition, we are subject to non-U.S. government regulation of aviation rights involving non-U.S. jurisdictions and non-U.S. customs regulation.

UPS's aircrew, dispatch and aircraft maintenance certification, training, programs and procedures, including aircraft inspection and repair at periodic intervals, are approved for all aircraft and carrier operations under FAA regulations. The future cost of changes and repairs pursuant to these programs and procedures may fluctuate according to aircraft condition, age and the enactment of additional FAA regulatory requirements.

The TSA regulates various security aspects of air cargo transportation. Our airport and off-airport locations, as well as our personnel, facilities and procedures involved in air cargo transportation must comply with TSA regulations.

We participate in the Civil Reserve Air Fleet ("CRAF") program. Our participation in this program allows the U.S. Department of Defense ("DOD") to requisition specified UPS aircraft for military use during a national defense emergency. The DOD is required to compensate us for any use of aircraft under the CRAF program. In addition, participation in the CRAF program entitles us to bid for other U.S. Government opportunities including small package and airfreight.

Ground Operations

Our ground transportation of packages in the U.S. is subject to regulation by the DOT and its agency, the Federal Motor Carrier Safety Administration (the "FMCSA"). Ground transportation also falls under state jurisdiction with respect to the regulation of operations, safety and insurance. Our ground transportation of hazardous materials in the U.S. is subject to regulation by the DOT's Pipeline and Hazardous Materials Safety Administration. We also must comply with safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing and hours of service for drivers. Ground transportation of packages outside of the U.S. is subject to similar regulatory schemes in the countries in which we transport those packages.

The Postal Reorganization Act of 1970 created the USPS as an independent establishment of the executive branch of the federal government, and created the Postal Rate Commission, an independent agency, to recommend postal rates. The Postal Accountability and Enhancement Act of 2006 amended the 1970 Act to give the re-named Postal Regulatory Commission revised oversight authority over many aspects of the USPS, including postal rates, product offerings and service standards. As a result of recent changes in the USPS operating model, in January 2025 we announced that we have begun delivering 100% of our SurePost volume. We sometimes participate in proceedings before the Postal Regulatory Commission in an attempt to facilitate compliance with fair competition requirements for competitive services.

Our ground operations are also subject to compliance with various cargo-security and transportation regulations issued by the U.S. Department of Homeland Security, including regulation by the TSA in the U.S., and similar regulations issued by foreign governments in other countries.

Customs

We are subject to the customs laws regarding the import and export of shipments in the countries in which we operate, including those related to the filing of documents on behalf of client importers and exporters. Our activities in the U.S.,

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including customs brokerage and freight forwarding, are subject to regulation by the Bureau of Customs and Border Protection, the TSA, the U.S. Federal Maritime Commission and the DOT. Our international operations are subject to similar regulatory structures in their respective jurisdictions.

For additional information, see "Risk Factors – Business and Operating Risks – We maintain significant physical operations. Increases in operational security requirements impose substantial costs on us and we could be the target of an attack or have a security breach, which could materially adversely affect us".

Environmental

We are subject to U.S. and international federal, state and local environmental laws and regulations across all of our operations. These laws and regulations cover a variety of matters such as disclosures, operations and processes, including, but not limited to: properly storing, handling and disposing of waste materials; appropriately managing waste water and storm water; monitoring and maintaining the integrity of underground storage tanks; complying with laws regarding clean air, including those governing emissions; protecting against and appropriately responding to spills and releases and communicating the presence of reportable quantities of hazardous materials to local responders. We maintain site- and activity-specific environmental compliance and pollution prevention programs to address our environmental responsibilities and remain compliant. In addition, we maintain numerous programs which seek to minimize waste and prevent pollution within our operations.

Pursuant to the Federal Aviation Act, the FAA - with the assistance of the Environmental Protection Agency - is authorized to establish standards governing aircraft noise. Our aircraft fleet complies with current noise standards of the federal aviation regulations. Our international operations are also subject to noise regulations in certain other countries in which we operate.

For additional information, see "Risk Factors – Regulatory and Legal Risks – Increasingly stringent regulations related to climate change, including reporting obligations, could materially increase our operating costs".

Communications and Data Protection

As we use radio and other communication facilities in our operations, we are subject to the Federal Communications Act of 1934, as amended. In addition, the Federal Communications Commission regulates and licenses our activities pertaining to satellite communications.

We are subject to a variety of evolving laws and regulations in the U.S. and abroad regarding privacy, cybersecurity, data protection and data security, including the European Union General Data Protection Regulation and China's Personal Information Protection Law. There has recently been increased regulatory and enforcement focus on data protection in the U.S. (at both the state and federal level) and in other countries.

For additional information, see "Risk Factors – Business and Operating Risks – A significant cybersecurity incident, or increased data protection regulations, could materially adversely affect us".

Health and Safety

We are subject to numerous federal, state and local laws and regulations governing employee health and safety, both in the U.S. and in other countries. Compliance with changing laws and regulations from time to time, including those promulgated by the U.S. Occupational Safety and Health Administration and state agencies, could result in materially increased operating costs and capital expenditures, and negatively impact our ability to attract and retain employees.

For additional information on governmental regulations and their potential impact on us generally, see "Risk Factors – Regulatory and Legal Risks".

Where You Can Find More Information

We maintain websites for business and customer matters at *www.ups.com*, and for investor relations matters at *www.investors.ups.com*. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934 are made available free of charge on our investor relations website under the heading "Investors - SEC Filings" as soon as reasonably practical after we electronically file or furnish the reports to the SEC.

Our Code of Business Conduct, which applies to all of our directors, officers and employees, including our principal executive and financial officers, our Corporate Governance Guidelines and the charters for our Audit, Compensation and

Human Capital, Risk, and Nominating and Corporate Governance Committees are also available on our investor relations website under the heading "Investors – Corporate Governance". In the event that we make changes in, or provide waivers from, the provisions of the Code of Business Conduct that the SEC requires us to disclose, we intend to disclose these events within four business days following the date of the amendment or waiver under that heading on our investor relations website.

Our sustainability reporting, which describes our activities that support our commitment to acting responsibly and contributing to society, is available under the heading "Our Impact" at *www.about.ups.com*.

We provide the addresses to our websites solely for information. We do not intend for any addresses to be active links or to otherwise incorporate the contents of any website into this or any other report we file with the SEC.

Disclosures Required Pursuant to Section 13(r) of the Securities Exchange Act of 1934

The Company had no reportable transactions during the quarter ended December 31, 2024. The information provided pursuant to Section 13(r) of the Exchange Act in Item 5 of Part II of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 is incorporated by reference herein.

Item 1A.   *Risk Factors*

Our business, financial condition and results of operations are and will remain subject to numerous risks and uncertainties. You should carefully consider the following risk factors, which may have materially affected or could materially affect us, including impacting our business, financial condition, results of operations, stock price, credit rating or reputation. You should read these risk factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our "Financial Statements and Supplementary Data" in Item 8. These are not the only risks we face. We could also be affected by other unknown events, factors, uncertainties, or risks that we do not currently consider to be material.

Business and Operating Risks

Changes in general economic conditions, in the U.S. and internationally, may adversely affect us.

We conduct operations in over 200 countries and territories. Our operations are subject to national and international economic factors, as well as the local economic environments in which we operate. Changes in general economic conditions are beyond our control, and it may be difficult for us to adjust our business model. For example, we are affected by industrial production, inflation, unemployment, consumer spending and retail activity levels. We have been, and may in the future be, materially affected by adverse developments in these aspects of the economy. We have also been, and may in the future be, adversely impacted by changes in general economic conditions resulting from geopolitical uncertainty and/or conflicts in or arising from the countries and regions where we operate, including the European Union, Ukraine, the Russian Federation, the Middle East and the Trans-Pacific region. Changes in general economic conditions, or our inability to accurately forecast these changes or mitigate the impact of these conditions on our business, could materially adversely affect us.

Our industry is rapidly evolving. We expect to continue to face significant competition, which could materially adversely affect us.

Our industry continues to rapidly evolve, including demands for faster deliveries, increased visibility into shipments and development of other services. We expect to continue to face significant local, regional, national and international competition. Competitors include the U.S. and international postal services, various motor carriers, express companies, freight forwarders, air couriers, large transportation companies, e-commerce companies and other retailers that continue to make significant investments in their own technology and logistics capabilities, some of whom are currently our customers. We also face competition from start-ups and other smaller companies that combine technologies with flexible labor solutions such as crowdsourcing. New and emerging technologies are also creating additional sources of competition. Competitors have cost, operational and organizational structures that differ from ours and may offer services or pricing terms that we are not willing to offer. Additionally, from time to time we have raised, and may in the future raise, prices and our customers may not be willing to accept these higher prices. If we do not appropriately respond to competitive pressures, including retaining or replacing volume lost to competitors or maintaining our profitability, we could be materially adversely affected.

Industry growth, or lack thereof, may further increase competition. As a result, opportunities for growth could be limited or competitors may improve their financial capacity and strengthen their competitive positions. Business combinations could also result in competitors providing a wider variety of services and products at competitive prices, which could also materially adversely affect us.

Changes in our relationships with any of our significant customers, including the loss or reduction in business from one or more of them, could have a material adverse effect on us.

 For the year ended December 31, 2024, one customer, Amazon.com, Inc. and its affiliates, accounted for 11.8% of our consolidated revenues. In the first quarter of 2025, we entered into an agreement in principle with this customer that will provide for a reduction in their volume by more than 50% by June 2026. In connection therewith, we are making certain business and operational changes intended to match our workforce to our activity and eliminate our stranded costs. In the event we are not able to successfully reduce our costs in connection therewith, our profitability could be materially impacted. For additional information on the expected operational and financial impacts arising from this agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Some of our other larger customers can account for a relatively significant portion of our volume and revenues in a particular quarter or year. Customer impact on our revenue and profitability can vary based on a number of factors, including: contractual volume amounts; pricing terms; product launches; e-commerce or other industry trends, including those related to the holiday season; business combinations and the overall growth of a customer's underlying business; as well as any disruptions to their businesses. Customers could choose, and have in the past chosen, to divert all or a portion of their business with us to one of our competitors, demand pricing concessions, request enhanced services that increase our costs, or develop their own logistics capabilities. In addition, certain of our significant customer contracts include termination rights of either party upon the occurrence of certain events or without cause upon advance notice to the other party. If all or a portion of our business relationships with one or more significant customers were to terminate or significantly change, this could materially adversely affect us.

Failure to attract or retain qualified employees could materially adversely affect us.

We depend on the skills and continued service of our large workforce. We also regularly hire a large number of part-time and seasonal workers. We must be able to attract, develop and retain a large and diverse global workforce. If we are unable to hire, properly train or retain qualified employees, we could experience higher labor costs, reduced revenues, further increased workers' compensation and automobile liability claims costs, regulatory noncompliance, customer losses and diminution of our brand value or company culture, which could materially adversely affect us. Our ability to control labor costs has in the past been, and is expected to continue to be, subject to numerous factors, including labor-related contractual obligations, turnover, training costs, regulatory changes, market pressures, inflation, unemployment levels and healthcare and other benefit costs.

In addition, we continue to strive to lower our cost to serve, including labor costs, through various strategic initiatives. Our inability to continue to retain experienced and motivated employees through the execution of these initiatives may also materially adversely affect us.

Strikes, work stoppages or slowdowns by our employees could materially adversely affect us.

Many of our U.S. employees are employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters (the "Teamsters"). Our national master agreement with the Teamsters runs through July 31, 2028. Our airline pilots, airline mechanics, ground mechanics and certain other employees are employed under other collective bargaining agreements that expire at various times. In addition, some of our international employees are employed under collective bargaining or similar agreements. Other employees may choose to organize in the future. Actual or threatened strikes, work stoppages or slowdowns by our employees could adversely affect our ability to meet our customers' needs. As a result, customers have in the past reduced, and in the future may reduce, their business or stop doing business with us if they believe that such actions or threatened actions may adversely affect our ability to provide services. We may permanently lose customers if we are unable to provide uninterrupted service, and this could materially adversely affect us. The terms of collective bargaining agreements also may affect our competitive position and results of operations. Furthermore, our actions or responses to any such negotiations, labor disputes, strikes or work stoppages could negatively impact how our brand is perceived and our reputation and could have adverse effects on our business, including our results of operations.

We maintain significant physical operations. Increases in operational security requirements impose substantial costs on us and we could be the target of an attack or have a security breach, which could materially adversely affect us.

As a result of concerns about global terrorism and physical security, various governments have adopted and may adopt additional heightened security requirements, resulting in significantly increased operating costs. Regulatory and legislative requirements may change periodically in response to evolving threats. We cannot determine the effect that any new requirements will have on our operations, cost structure or operating results, and new rules or other future security requirements may significantly increase our operating costs and reduce operating efficiencies. Compliance with security requirements or our own security measures may not prevent attacks or security breaches, which could materially adversely affect one or more of our operations, or our business.

A significant cybersecurity incident, or increased data protection regulations, could materially adversely affect us.

We rely on information technology networks and systems and other operational technologies, including the internet and a number of internally-developed systems and applications, as well as certain technology systems from third-party vendors (collectively referred to as "IT"), to operate our business. For example, we rely on these technologies to receive package level information in advance of the physical receipt of packages, move and track packages through our operations, efficiently plan deliveries, execute billing processes, provide information to package recipients, manage employee data and track and report financial and operational data. Our franchise locations and subsidiaries also rely on IT systems to manage their business processes and activities.

IT and other systems (ours, as well as those of our franchisees, acquired businesses, and third-party service providers) have been and will continue in the future to be susceptible to damage, disruptions and shutdowns due to programming errors, defects or other vulnerabilities, power outages, hardware failures, misconfigurations, computer viruses, cyber-attacks, encryption caused by ransomware or malware attacks, exfiltration of data, attacks by foreign governments, state-sponsored actors, or criminal groups, theft, misconduct by employees or other insiders, telecommunications failures, misuse, human errors or other catastrophic events. In recent periods, the frequency and sophistication of cyber-attacks have increased and are expected to continue to increase, including as a result of state-sponsored cybersecurity attacks during periods of geopolitical conflict, such as the ongoing conflicts in Ukraine and the Middle East. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. Accordingly, we may be unable to anticipate these techniques or to implement adequate measures to recognize, detect or prevent the occurrence of any of the events described above. In addition, our security processes, protocols and standards may not prove to be sufficient, effective or may not be complied with, either intentionally or inadvertently. To date, we have not experienced a material cybersecurity incident. However, cybersecurity incidents have in the past and may in the future expose us, our customers, employees, franchisees, service providers or others, to loss, disclosure or misuse of proprietary information and sensitive or confidential data or result in disruptions to our operations or those of our customers, franchisees, service providers or others. For example, cyber criminals have in the past gained access, and are expected to continue to try to gain access to customer accounts. The type of activity includes fraudulently inserting, diverting and misappropriating items being transported in our network, fraudulently charging shipment fees to customer or franchisee accounts, and fraudulently sending text messages to recipients purporting to be from UPS. The occurrence of any of the events described above could result in material disruptions in our business, the loss of existing or potential customers, damage to our brand and reputation, additional regulatory scrutiny, litigation and other potential material liability. We also may not discover the occurrence of any of the events described above for a significant period of time after the event occurs. Additionally, it may take considerable time for us to investigate and evaluate the full impact of incidents, particularly for sophisticated attacks. These factors may inhibit our ability to provide prompt, full, and reliable information about the incident to our customers, regulators and the public.

We utilize and interact with the IT networks and systems of third parties for many aspects of our business, including related to our customers, franchisees and service providers such as cloud service providers and third-party delivery services. These third parties have access to information we maintain about our company, operations, customers, employees and vendors, or operating systems that are critical to or can significantly impact our business operations. These third parties are subject to risks described above, and other risks, that could damage, disrupt or close down their networks or systems. Security processes, protocols and standards that we implement and contractual provisions requiring security measures that we impose on such third parties, may not be sufficient or effective at preventing such events or may not be adhered to. These events have in the past and could in the future result in unauthorized access to, or disruptions or denials of access to, misuse or disclosure of, information or systems that are important to us, including proprietary information, sensitive or confidential data, and other information about our operations, customers, employees and suppliers, including personal information.

We have invested and expect to continue to invest in IT security initiatives, IT risk management and disaster recovery capabilities. The costs and operational consequences of implementing, maintaining and enhancing further data or system protection measures could increase significantly to overcome increasingly frequent, complex and sophisticated cyber threats and regulatory requirements.

In addition, our customers' confidence in our ability to protect data and systems and to provide services consistent with their expectations could be impacted, further disrupting our operations. While we maintain cyber insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Although to date we are unaware of any material data breach or cybersecurity incident, including an information system disruption, we cannot provide any assurances that such material events and impacts will not occur in the future. Our efforts to deter, identify, mitigate and/or eliminate future breaches or cybersecurity incidents may require significant additional effort and expense and may not be successful.

In addition, there has recently been heightened regulatory and enforcement focus relating to the collection, use, retention, transfer, and processing of personal data in the U.S. (at both the state and federal level) and internationally, including the EU's General Data Protection Regulation, the California Privacy Rights Act, the Virginia Consumer Data Protection Act, and other similar laws that have been or are expected to be enacted by other jurisdictions. In addition, China and certain other jurisdictions have enacted more stringent data localization requirements. An actual or alleged failure to comply with applicable data protection laws, regulations, or other data protection standards has in the past and may in the future expose us to litigation, fines, sanctions, or other penalties, which could harm our reputation and adversely affect our business, results of operations, and financial condition. The regulatory environment is increasingly challenging, based on discretionary factors, and difficult to predict. Consequently, compliance with applicable regulations in the various jurisdictions in which we do business may present material obligations and risks to our business, including significantly expanded compliance burdens, costs, and enforcement risks which are expected to increase over time; require us to make extensive system or operational changes; or adversely affect the cost or attractiveness of the services we offer.

Failure to maintain our brand image and corporate reputation could materially adversely affect us.

Our success depends in part on our reputation and our ability to maintain the image of the UPS brand. Service quality issues, actual or perceived, could tarnish the image of our brand and may cause customers not to use UPS services. Also, adverse publicity or public sentiment surrounding labor relations, safety matters, environmental, sustainability and governance concerns, physical or cyber security matters, political activities and similar matters, or attempts to connect our company to such issues, either in the U.S. or elsewhere, could materially adversely affect us. For example, damage to our reputation or loss of brand equity could require the allocation of resources to rebuild our reputation and restore the value of our brand. The proliferation of social media may increase the likelihood, speed, and magnitude of negative brand events.

Global climate change could materially adversely affect us.

The effects of climate change present financial and operational risks to our business, both directly and indirectly. We have publicly stated our intention to reduce our carbon emissions, including our goal to achieve carbon neutrality in our global operations by 2050 and our other short- and mid-term environmental sustainability goals.

Our ability to meet our goals will depend in part on significant technological advancements, many of which are outside of our control. This includes the development and availability of reliable, affordable and low emission energy solutions, including sustainable aviation fuel and alternative fuel and battery electric vehicles. There can be no assurances that our goals and strategic plans to achieve those goals will be successful, that the related costs will not be higher than expected, that the necessary technological advancements will occur in the timeframe we expect, or at all, that the severity of and or the pace of negative climate-related effects will not accelerate faster than expected, or that proposed regulation or deregulation related to climate change will not have a negative competitive impact, any one of which could have a material adverse effect on our capital expenditures or other expenses, revenue or results of operations.

Furthermore, methodologies for reporting climate-related information may change and previously reported information may be adjusted to reflect new reporting protocols or regulations. Other changes could include improvements in the availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting climate-related information across our operations are evolving along with multiple disparate standards for identifying, measuring and reporting sustainability metrics, including disclosures that may be required by the SEC, European and other regulators. Such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or our ability to achieve such goals in the future. Changes in regulation or technology impacting our business could require us to write down the carrying value of assets, which could result in material impairment charges.

Moreover, we may determine that it is in our best interests to prioritize other business, social, governance or sustainable investments over the achievement of our current goals based on economic, regulatory or social factors, business strategy or other factors. If we do not meet these goals or there is perception that we failed to meet these goals, then, in addition to regulatory and legal risks related to compliance, we could incur adverse publicity and reaction, which could adversely impact our reputation, and in turn adversely impact our results of operations.

Severe weather or other natural or man-made disasters could materially adversely affect us.

The increased severity or frequency of certain weather conditions (including as a result of climate change) or other natural or man-made disasters, including storms, floods, fires, wind gusts, earthquakes, rising temperatures, epidemics, pandemics, conflicts, civil or political unrest, or terrorist attacks, have in the past and may in the future disrupt our business. Customers may reduce shipments, supply chains may be disrupted, demand may be negatively impacted, property may be damaged, employees may be injured, or our costs to operate our business may increase, any of which could have a material adverse effect on us. Any such event affecting one of our major facilities could result in a significant interruption in or disruption of our business. To the extent that weather conditions or other disasters become more frequent or severe, disruptions to our business and those of our customers and costs to repair damaged facilities or maintain or resume operations could increase. Furthermore, as a result of the impact of climate change on the frequency or severity of weather conditions and other disasters, insurance providers may reduce the availability or increase the cost of insurance.

Economic, political, or social developments and other risks associated with international operations could materially adversely affect us.

We have significant international operations and, as a result, we are exposed to changing economic, political and social developments in a number of countries, all of which are beyond our control. Emerging markets are often more volatile than those in other countries, and any broad-based downturn in these markets could reduce our revenues and materially adversely affect our business, financial condition and results of operations. We are subject to many laws governing our international operations, including those that prohibit improper payments to government officials and commercial customers, govern our environmental impact or labor matters, restrict where we can do business, regulate our shipments to certain countries and limit information that we can provide to non-U.S. governments. Our failure to manage and anticipate these and other risks associated with our international operations could materially adversely affect us.

Our inability to effectively integrate any acquired businesses and realize the anticipated benefits of any acquisitions, joint ventures or strategic alliances could materially adversely affect us.

From time to time we acquire businesses, form joint ventures and enter into strategic alliances. Whether we realize the anticipated benefits from these transactions depends, in part, upon successful integration between the businesses involved, the performance of the underlying operations, capabilities or technologies and the management of the acquired operations. Accordingly, our financial results could be materially adversely affected by our failure to effectively integrate acquired operations, unanticipated performance or other issues or transaction-related charges.

Financial Risks

Changing fuel and energy prices, including gasoline, diesel and jet fuel, and interruptions in supplies of these commodities could materially adversely affect us.

Fuel and energy costs have a significant impact on our operations. We require significant quantities of fuel for our aircraft and delivery vehicles and are exposed to the risks associated with variations in the market price for petroleum products, including gasoline, diesel and jet fuel. We seek to mitigate our exposure to changing fuel prices through our pricing strategy and have in the past and may in the future utilize hedging transactions. There can be no assurance that this strategy will be effective. If we are unable to maintain or increase our fuel surcharges, higher fuel costs could materially adversely impact our operating results. Even if we are able to offset changes in fuel costs with surcharges, high fuel surcharges have in the past, and may in the future result in a shift from our higher-yielding products to lower-yielding products or an overall reduction in volume, revenue and profitability. Moreover, we could experience a disruption in energy supplies as a result of new or increased regulation, war or other conflicts, weather-related events or natural disasters, actions by producers (including as part of their own sustainability efforts) or other factors beyond our control, which could have a material adverse effect on us.

Changes in foreign currency exchange rates or interest rates may have a material adverse effect on us.

We conduct business in a number of countries, with a significant portion of our revenue derived from operations outside the United States. Our international operations are affected by changes in the exchange rates for local currencies, in particular the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar.

We are exposed to changes in interest rates, primarily on our short-term debt and that portion of our long-term debt that carries floating interest rates. Additionally, changes in interest rates impact the valuation of our pension and postretirement benefit obligations and the related costs recognized in the statements of consolidated income. The impact of changes in interest rates on our pension and postretirement benefit obligations and costs, and on our debt, is discussed further in Part I, "Item 7 - Critical Accounting Estimates," and Part II, "Item 7A - Quantitative and Qualitative Disclosures about Market Risk", respectively, of this report.

We monitor and manage foreign currency exchange rate and interest rate exposures, and use derivative instruments to mitigate the impact of changes in these rates on our financial condition and results of operations; however, changes in foreign currency exchange rates and interest rates cannot always be predicted or effectively hedged, and may have a material adverse effect on us.

Our business requires significant capital and other investments; if we do not accurately forecast our future investment needs, we could be materially adversely affected.

Our business requires significant capital investments, including in aircraft, vehicles, technology, facilities and sortation and other equipment. In addition to forecasting our capital investment requirements, we adjust other elements of our operations and cost structure in response to economic and regulatory conditions. These investments support both our existing business and anticipated growth. Forecasting amounts, types and timing of investments involves many factors which are subject to uncertainty and may be beyond our control, such as technological changes, general economic trends, revenues, profitability, changes in governmental regulation and competition. If we do not accurately forecast our future capital investment needs, we could under- or over-invest, or have excess capacity or insufficient capacity, any of which could negatively affect our revenues and profitability.

Employee health and retiree health and pension benefit costs represent a significant expense to us; further cost increases could materially adversely affect us.

Our employee health, retiree health and pension benefit expenses are significant. In recent years, we have experienced increases in some of these costs, in particular, increases in healthcare costs in excess of the rate of inflation and discount rates that we use to value our company-sponsored defined benefit plan obligations. Increasing healthcare costs, volatility in investment returns and discount rates, as well as changes in laws, regulations and assumptions used to calculate retiree health and pension benefit expenses, may materially adversely affect our business, financial condition, or results of operations, and have required, and may in the future require significant contributions to our benefit plans. Our national master agreement with the Teamsters includes provisions that are designed to mitigate certain healthcare expenses, but there can be no assurance that our efforts will be successful or that these efforts will not materially adversely affect us.

We participate in various trustee-managed multiemployer pension and health and welfare plans for employees covered under collective bargaining agreements. As part of the overall collective bargaining process for wage and benefit levels, we have agreed to contribute certain amounts to the multiemployer benefit plans during the contract period. The multiemployer benefit plans set benefit levels and are responsible for benefit delivery to participants. Future contribution amounts to multiemployer benefit plans will be determined through collective bargaining. However, in future collective bargaining negotiations, we could agree to make significantly higher future contributions to one or more of these plans. At this time, we are unable to determine the amount of additional future contributions, if any, or whether any material adverse effect on us could result from our participation in these plans.

Insurance and claims expense could materially adversely affect us.

We have a combination of both self-insurance and high-deductible insurance programs for the risks arising out of our business and operations, including claims exposure resulting from cargo loss, cyber-attacks, personal injury, property damage, aircraft and related liabilities, business interruption and workers' compensation. Self-insured workers' compensation, automobile and general liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. If the number, severity or cost of claims for which we retain risk continues to increase, our financial condition and results of operations could be materially adversely affected. If we lose our ability to, or decide not to, self-insure these risks, our insurance cost could materially increase and we may find it difficult to obtain adequate levels of insurance coverage.

Changes in markets and our business plans have resulted, and may in the future result, in substantial impairments of the carrying value of our assets, thereby reducing our net income.

We regularly assess the carrying values of our assets relative to their estimated fair values. If the carrying value of an asset exceeds its estimated fair value, we may be required to incur charges to reduce the carrying value thereof. The determination of fair value is dependent on a significant number of estimates and assumptions that could be impacted by a variety of factors, including changes in business strategy, revenue, expenses, government regulations, including regulation related to climate change, costs of capital and economic or market conditions. The use of different estimates or assumptions could also result in different estimates of fair value. Our estimates of fair value have resulted from time to time, and may in the future result, in substantial impairments of our assets. For example, during the year ended December 31, 2023, as a result of a number of factors including changes in business strategy and challenging macroeconomic conditions such as increases in the risk-free interest rate and volatility of the stock prices of market comparables, we incurred impairment charges of $125 and $111 million in respect of goodwill and indefinite-lived intangible assets, respectively. While we did not identify any impairment of goodwill during 2024, certain of our reporting units experienced a decrease in the excess of their estimated fair values over their respective carrying values. Additional decreases could result in goodwill or other impairment charges, which could be material. We have been and may be required in the future to recognize impairments of long-lived assets, including definite-lived intangible assets, property, plant and equipment and leases. Furthermore, we have been and may be required in the future to recognize increased depreciation and amortization charges if we determine the useful lives or salvage values of our assets are less than we originally estimated. Changes in our business plans, including anticipated changes to our network in 2025, have previously and may in the future lead to revisions in our estimates of useful lives or salvage values of our assets. Such charges have in the past, and may in the future, reduce our net income, potentially materially.

We may have significant additional tax liabilities that could materially adversely affect us.

We are subject to income taxes in the U.S. and many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. There are many transactions and calculations where the ultimate tax determination is uncertain.

We are regularly under audit by tax authorities in many jurisdictions. Economic and political pressures to increase tax revenue may make resolving tax disputes more difficult. The final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. In addition, changes in U.S. federal and state or international tax laws, other fundamental law changes currently being considered by many countries, and changes in taxing jurisdictions' administrative interpretations, decisions, policies and positions may materially adversely impact our tax expense and cash flows.

Regulatory and Legal Risks

Increasingly complex and stringent laws, regulations and policies could materially increase our operating costs.

We are subject to complex and stringent aviation, transportation, environmental, security, labor, employment, safety, privacy, disclosure and data protection and other governmental laws, regulations and policies, both in the U.S. and internationally. In addition, we are impacted by laws, regulations and policies that affect global trade, including tariff and trade policies, export requirements, embargoes, sanctions, taxes, monetary policies and other restrictions and charges. Trade discussions and arrangements between the U.S. and various of its trading partners are fluid, and existing and future trade agreements are, and are expected to continue to be, subject to a number of uncertainties, including the imposition of new tariffs or adjustments and changes to the products covered by existing tariffs. The impact of new laws, regulations and policies or decisions or interpretations by authorities applying those laws and regulations, cannot be predicted. Compliance with any new laws, regulations or policies may increase our operating costs or require significant capital expenditures. Any failure to comply with applicable laws, regulations or policies in the U.S. or other countries could result in substantial fines or possible revocation of our authority to conduct our operations, which could materially adversely affect us. For example, as previously disclosed, the SEC recently investigated our controls and practices surrounding impairment analyses in connection with the divestiture of UPS Freight in April 2021. On November 22, 2024, we entered into a settlement with the SEC, without admitting or denying the SEC's findings in connection with alleged violations of Section 17(a)(2) and (3) of the Securities Act of 1933 (and related provisions), resolving the investigation. Under the terms of the settlement, we agreed to pay a civil penalty, and agreed to remedial actions, training and process changes.

Increasingly stringent regulations related to climate change, including reporting obligations, could materially increase our operating costs.

Regulation and required disclosures of greenhouse gas ("GHG") emissions and related matters exposes us to potentially significant new taxes, fees, disclosure and compliance obligations and other costs. Compliance with such regulation, and any increased or additional regulation, or the associated costs is further complicated by the fact that various countries and regions may adopt different approaches to climate change regulation and disclosures.

In the U.S., Congress has considered but, to date, not passed various bills that would regulate GHG emissions. Nevertheless, we believe some form of federal climate change legislation is possible in the future. Even in the absence of such legislation, the Environmental Protection Agency could determine to regulate GHG emissions, especially aircraft or diesel engine emissions, and this could impose substantial costs on us.

International regulations also continue to increase and could materially increase our operating costs. For example, the ReFuelEU Aviation initiative, a European regulation, mandates jet fuel suppliers in Europe supply a target percentage of sustainable aviation fuel ("SAF") at airports inside the European Union. The SAF target percentage starts at 2% in 2025 and increases to 70% by 2050. The cost of SAF can be higher than conventional jet fuel, and these suppliers can pass this cost along to purchasers, which can increase our operating costs, potentially significantly. In addition, the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA"), a global, market-based emissions offset program to encourage carbon-neutral growth began a voluntary pilot phase in 2021, with mandatory participation scheduled to begin in 2027. Details regarding implementation of CORSIA continue to develop, and compliance may increase our operating costs, potentially significantly.

In addition, in January 2025, the President of the U.S. signed an executive order indicating that the U.S. would withdraw from the Paris Climate Accords. The effect that the withdrawal may have on future U.S. policy regarding GHG emissions, on CORSIA and on other GHG regulation remains uncertain. The extent to which other countries implement those accords could also have a material adverse effect on us.

Increased regulation relating to GHG emissions in the U.S. or abroad, especially aircraft, gasoline or diesel engine emissions, could, among other things, increase the cost of fuel and other energy we purchase and the capital costs associated with updating or replacing our aircraft or vehicles prematurely. We cannot predict the impact any future regulation will have on our cost structure or our operating results. It is likely that such regulation could significantly increase our operating costs and that we may not be willing or able to pass such costs along to our customers. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services, especially our air services.

Furthermore, many countries, as well as U.S. states, in which we operate or are subject to regulation have adopted, or are expected to adopt, additional requirements relating to the disclosure of GHG emissions and related matters. In many cases these requirements differ and may conflict from country to country. Compliance with these disclosure requirements may increase our operating costs or require significant management time and attention. Any failure to comply with applicable disclosure regulations in the U.S. (at either the federal or state level) or other countries could result in substantial fines or other penalties, which could materially adversely affect us.

We may be subject to various claims and lawsuits that could result in significant expenditures which may materially adversely affect us.

The nature of our business exposes us to the potential for various claims and litigation related to labor and employment, personal injury, property damage, business practices, environmental liability and other matters. Any material litigation or a catastrophic accident or series of accidents could result in significant expenditures and have a material adverse effect on us.

Item 1B.   ***Unresolved Staff Comments***

None.

Information About Our Executive Officers

For information about our executive officers, see Part III, "Item 10. Directors, Executive Officers and Corporate Governance".

Item 1C. *Cybersecurity*

The Board regularly discusses our most significant risks and how these risks are being managed. The Board has appointed a Risk Committee, consisting entirely of independent directors, whose responsibilities include assisting the Board in overseeing management's identification and evaluation of strategic enterprise risks, including risks associated with privacy, technology, information security, cybersecurity and cyber incident response and business continuity. The Risk Committee regularly updates the Board on these activities.

The Risk Committee oversees the Company's approach to cybersecurity risk assessment and mitigation by, among other things, (i) reviewing the Company's cybersecurity insurance program, (ii) reviewing the Company's cybersecurity budget, (iii) discussing the results of various internal cybersecurity audits and periodic independent third-party assessments of the Company's cybersecurity programs, (iv) being briefed on cybersecurity matters by outside experts, and (v) receiving regular updates from the Company's Chief Information Security Officer ("CISO") and others on cybersecurity risks, operational metrics, compliance and regulatory developments, training programs, risk mitigation activities, key projects and industry developments. The Company's Chief Legal and Compliance Officer ("CLCO"), Chief Digital and Technology Officer ("CDTO"), CISO and Vice President of Compliance and Internal Audit participate in Risk Committee meetings and meet individually with the Risk Committee on a periodic basis to discuss and address relevant matters, including the Company's approach to cybersecurity risk assessment and mitigation. The CISO reports to the CDTO, who in turn reports to the Chief Executive Officer ("CEO"). The CISO has more than thirty years of IT experience, has served many years in various information security management roles and has multiple cybersecurity certifications.

The Company maintains an enterprise risk management process designed to identify potential events that may affect the achievement of the Company's objectives or have a material adverse effect on the Company. Cybersecurity is among the risks considered as a part of this process. The Company's management, including the CISO, also participates on the Company's Information Security & Privacy Governance Council ("ISPGC"). The ISPGC meets periodically to consider information security and privacy matters.

The Company utilizes various technical and qualitative processes to assist in identifying, assessing and managing cybersecurity risks. The Company's processes include periodic discussions and risk reviews with management. These processes also include, depending on facts and circumstances, internal audits, third-party assessments, post-remediation reviews, engagements with independent third-party service providers and key governmental agencies, regular employee training, an incident response plan and backup and recovery plans. Our periodic engagements with independent third-party service providers are designed to provide qualitative and technical cybersecurity assessments. The Company has a corporate-level cybersecurity team, led by the CISO, that, among other responsibilities, receives and reviews reports regarding potential threats, trends and remediation strategies. The cybersecurity team evaluates threat intelligence and information obtained from various sources, including internal, public or private sources, government agencies and external consultants. Certain of the Company's subsidiaries have separate cybersecurity teams that, along with the corporate-level cybersecurity team, play a role in the Company's efforts to monitor, identify, assess and manage cybersecurity risks.

The Company interacts with the information technology networks and systems of third parties for many aspects of our business. We consider and evaluate cybersecurity risks associated with the use of independent third-party service providers. To help UPS understand and mitigate potential cybersecurity risks related to third parties, we generally utilize measures such as vendor risk assessments, periodic technical assessments of third-party vendors' controls and contracts governing the use of and access to our data and compliance with our security requirements.

We maintain an Incident Response Plan that includes processes and procedures for reviewing and responding to cybersecurity incidents. We periodically test our readiness to respond to a cybersecurity incident through various scenario-based drills. The Incident Response Plan includes processes for escalation to the CISO, the Executive Leadership Team, including the CEO, the Risk Committee and the Board, and a process for consideration of whether a cybersecurity incident is material and may require disclosure in SEC filings.

For additional information on cybersecurity risks and the impact they may have on our business strategy, results of operations or financial condition see "Risk Factors – Business and Operating Risks – A significant cybersecurity incident, or increased data protection regulations, could materially adversely affect us".

Item 2. *Properties*

Operating Facilities

We own our corporate headquarters in Atlanta, Georgia and our information technology headquarters, located in Parsippany, New Jersey. Our primary information technology operations are consolidated in an owned facility in New Jersey.

We own or lease approximately 1,000 package facilities in the U.S., with approximately 90 million square feet of floor space. These facilities have vehicles and drivers stationed for the pickup and delivery of packages, and capacity to sort and transfer packages. Our larger facilities also service our vehicles and equipment, and employ specialized mechanical equipment for the sorting and handling of packages. We own or lease approximately 800 facilities in our international package operations, with approximately 22 million square feet of floor space.

Our aircraft are operated in a hub and spoke pattern in the U.S., with our principal air hub, Worldport, located in Louisville, Kentucky. Our major air hub in Europe is located in Germany, and in Asia we operate multiple major air hubs in China and Hong Kong.

We own or lease more than 600 facilities, with approximately 47 million square feet of floor space, which support our freight forwarding and logistics operations. This includes approximately 16 million square feet of healthcare-compliant warehousing. We own and operate a logistics campus consisting of approximately 4 million square feet in Louisville, Kentucky.

We also own a number of ancillary properties that support our global operations.

Fleet

Aircraft

The following table shows information about our aircraft fleet as of December 31, 2024:

Description	UPS Owned and/or Operated	Charters & Leases Operated by Others	On Order	Under Option
Boeing 757-200	75	—	—	—
Boeing 767-300	82	—	25	—
Boeing 767-300BCF	6	—	—	—
Boeing 767-300BDSF	4	—	—	—
Airbus A300-600	52	—	—	—
Boeing MD-11	29	—	—	—
Boeing 747-400F	11	—	—	—
Boeing 747-400BCF	2	—	—	—
Boeing 747-8F	30	—	—	—
Other	—	243	—	—
Total	291	243	25	—

Vehicles

As of December 31, 2024, we operated a global ground fleet of approximately 128,000 package cars, vans, tractors and motorcycles, including approximately 19,000 alternative fuel and advanced technology vehicles.

Item 3. *Legal Proceedings*

See note 10 to the audited, consolidated financial statements for a discussion of judicial proceedings and other matters arising from the conduct of our business activities.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of our class A common stock is convertible into one share of our class B common stock. Our class B common stock is listed on the New York Stock Exchange under the symbol "UPS".

As of February 3, 2025, there were 155,418 and 19,626 shareowners of record of our class A and class B common stock, respectively.

Our practice has been to pay dividends on a quarterly basis. The declaration of dividends is subject to the discretion of the Board of Directors and will depend on various factors, including our net income, financial condition, cash requirements, future prospects and other relevant factors.

On February 5, 2025, our Board declared a dividend of $1.64 per share, which is payable on March 6, 2025 to shareowners of record on February 18, 2025.

In January 2023, the Board of Directors approved a share repurchase authorization for $5.0 billion of class A and class B common stock. We did not repurchase any shares during the fourth quarter of 2024. During the year ended December 31, 2024, we repurchased 3.9 million shares of class B common stock for $500 million under this authorization. On February 3, 2025, we entered into an accelerated share repurchase agreement for $1.0 billion worth of shares. This agreement is expected to settle in the first quarter of 2025. We do not anticipate further share repurchases in 2025. As of December 31, 2024, we had $2.3 billion available under our share repurchase authorization.

For additional information on our share repurchase activities, see note 12 to the audited, consolidated financial statements.

Shareowner Return Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates such information by reference into such filing.

The following graph shows a five-year comparison of cumulative total shareowners' returns for our class B common stock, the Standard & Poor's 500 Index and the Dow Jones Transportation Average. The comparison of the total cumulative return on investment, which is the change in the stock price plus reinvested dividends for each of the quarterly periods, assumes that $100 was invested on December 31, 2019 in the Standard & Poor's 500 Index, the Dow Jones Transportation Average and our class B common stock.



Comparison of Five-Year Cumulative Total Return

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
United Parcel Service, Inc.	$ 100.00	$ 147.28	$ 193.56	$ 162.33	$ 152.66	$ 127.43
Standard & Poor's 500 Index	$ 100.00	$ 118.39	$ 152.34	$ 124.73	$ 128.09	$ 160.11
Dow Jones Transportation Average	$ 100.00	$ 118.18	$ 152.83	$ 131.11	$ 146.74	$ 152.33

For information regarding our equity compensation plans, see Item 12 of this report.

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are executing our *Customer First, People Led and Innovation Driven* strategy to grow in the most attractive parts of the market including healthcare, small and medium-sized businesses ("SMBs") and International.

During 2024, we took several steps in furtherance of our strategy. We continued to focus on providing excellent service to our customers, delivering industry-leading on-time performance during 2024. Our Digital Access Program grew year over year, contributing to our consolidated volume growth and continued expansion within the United States ("U.S.") SMB market. Also in 2024, we executed on our *Network of the Future* initiatives, which are intended to enhance the efficiency of our network through automation and operational sort consolidation. For example, we are moving from a scanning to a sensing network through our *Smart Package Smart Facility* RFID initiative, which is helping us reduce manual scans and enhance package visibility for our customers. Additionally, we completed the onboarding of air cargo volumes from the United States Postal Service ("USPS"). Under our agreement with the USPS, UPS is the primary air cargo provider for the USPS within the United States. Within our international and healthcare operations, we expect to grow both organically and inorganically, having previously announced that we entered into agreements to acquire Estafeta, a leading domestic small package provider in Mexico, and Frigo-Trans, an industry-leading, complex healthcare logistics provider based in Germany. The acquisitions of Frigo-Trans and related entities were completed during January 2025, and the acquisition of Estafeta is expected to close in the first half of 2025, subject to customary regulatory reviews and approvals. In September 2024, we finalized the previously announced divestiture of our truckload brokerage business ("Coyote").

Effective January 1, 2025, we insourced the delivery of all SurePost volume, which we expect to result in additional deliveries within our network. We made this change in order to have greater operational control and maintain the service quality of this product. Also in January 2025, we implemented a 9.9% average rate increase on this product.

In the first quarter of 2025, as previously disclosed, we entered into an agreement in principle with our largest customer to significantly reduce the volume we deliver for them. We expect volume from this customer to decline to approximately 50% of year-end 2024 levels by mid-2026. We are making a deliberate shift in our business to increase our focus on growing higher yielding volume. We expect that these actions will result in a reduction in revenue within our U.S. Domestic Package segment, as described below, during 2025 relative to 2024.

In conjunction therewith, as disclosed on January 30, 2025, we are beginning a network reconfiguration within the U.S. which is expected to lead to consolidations of our facilities and workforce as well as an end-to-end process redesign through 2027. This network reconfiguration, which is an expansion of our *Network of the Future* program, is expected to result in exit activities that could result in the closure of up to 10% of our buildings in 2025, a reduction in the size of our vehicle and aircraft fleets, and a decrease in the size of our workforce, which we expect will lead to additional expense. We are not yet able to determine the specific assets or extent of our workforce that will be impacted by this network reconfiguration, the timing of those changes or any associated charges and expenses and therefore are not currently able to provide an estimate of the total cost or the cost by period. We expect that impacted assets will remain in use during some or all of the periods of our network reconfiguration.

We expect to partially offset the anticipated costs associated with this network reconfiguration through our *Efficiency Reimagined* initiatives. *Efficiency Reimagined* initiatives are an end-to-end process redesign being undertaken to align our organizational processes to the network reconfiguration. These initiatives are expected to yield approximately $1.0 billion in annualized savings, which we expect to begin realizing during 2025. We incurred related costs of $35 million for the three months ended December 31, 2024. We expect to incur related costs of approximately $300 to $400 million during 2025 and incremental costs in 2026 and 2027 to complete *Efficiency Reimagined*, primarily relating to outside professional service fees and severance costs.

We have two reportable segments: U.S. Domestic Package and International Package, which are together referred to as our global small package operations. Our remaining businesses are reported as Supply Chain Solutions. As of the fourth quarter of 2024 based on a change in our management reporting structure, U.S. Air Cargo is presented within our U.S. Domestic Package segment and prior periods have been recast. This recast did not have any impact on previously reported consolidated results.

We experienced volume and revenue growth in our global small package operations during the year, primarily the result of a strong second half of 2024. Within our U.S. Domestic Package operations, we captured growth through additional e-commerce customers and SMBs that leveraged our Digital Access Program. In our International Package operations, we experienced average daily volume growth in our export products, which drove a year-over-year revenue increase. In Supply Chain Solutions, revenue decreased for the year, driven by the impact of the divestiture of Coyote, partially offset by revenue growth in our other Supply Chain Solutions businesses. This growth was primarily due to the impact of the acquisition of MNX Global Logistics in the fourth quarter of 2023 and revenue growth in our freight forwarding business driven by continued strong market demand out of Asia.

During the year, we continued to execute on various initiatives under our previously announced transformation strategy programs, Transformation 2.0 and Fit to Serve, which are contributing to fundamental changes to our back-office technologies and organizational structure. We realized benefits from our Fit to Serve initiative during the year, which helped offset declines in operating profit. For additional information on these programs and the benefits, see "Supplemental Information - Items Affecting Comparability".

During 2024, we also returned cash to shareholders in the form of dividends of $6.52 per share, for a total of $5.4 billion, and $500 million of share repurchases. For the year, capital expenditures were $3.9 billion.

Highlights of our results for the years ended December 31, 2024 and 2023, which are discussed in more detail in the sections that follow, include (dollars in millions, except per share and per piece amounts):

	Year Ended December 31,				Change		
	2024		**2023**		**$**		**%**
Revenue	$	91,070	$	90,958	$	112	0.1 %
Operating Expenses		82,602		81,817		785	1.0 %
Operating Profit	$	8,468	$	9,141	$	(673)	(7.4)%
Operating Margin		9.3 %		10.0 %			
Net Income	$	5,782	$	6,708	$	(926)	(13.8)%
Basic Earnings Per Share	$	6.76	$	7.81	$	(1.05)	(13.4)%
Diluted Earnings Per Share	$	6.75	$	7.80	$	(1.05)	(13.5)%
Operating Days		253		254			
Average Daily Package Volume (in thousands)		22,418		22,290			0.6 %
Average Revenue Per Piece	$	13.60	$	13.62	$	(0.02)	(0.1)%

• Average daily package volume in our global small package operations increased for the year primarily in our U.S. Domestic Package segment due to growth in our SurePost product, with those increases partially offset by the impact of planned volume reductions from our largest customer under the terms of our contract with them. Within our International package segment, challenging macroeconomic conditions led to a slight volume decline.

• Revenue was relatively flat for the year. Within our U.S. Domestic Package segment, revenue growth was attributable to air cargo and overall volume growth, but was largely offset by unfavorable shifts in product mix and declines in fuel surcharge revenue. In our International Package segment, revenue benefited from growth in our export products and increases in revenue per piece for our domestic products. Revenue in our Supply Chain Solutions businesses declined primarily as a result of the September 2024 divestiture of Coyote, with the decline partially offset by growth in Logistics and our other businesses.

• Operating expenses increased for the year, primarily due to increased compensation expense in our U.S. Domestic Package segment as a result of higher wage rates paid to our Teamster employees. These increases were partially offset by decreases in the costs of operating our integrated air and ground network, benefits from our Fit to Serve initiative, as well as a gain related to the divestiture of Coyote.

• Operating profit and operating margin decreased for the year as revenue increases only partly offset the operating expense increases.

• Net income was $5.8 billion and diluted earnings per share were $6.75 for the year. Non-GAAP adjusted diluted earnings per share were $7.72 for the year after adjusting for the after-tax impacts of:

  ◦ a gain on the divestiture of Coyote of $152 million or $0.18 per diluted share;

  ◦ a payment, including interest, to settle a one-time international regulatory matter of $94 million, or $0.11 per diluted share;

  ◦ non-cash asset impairment charges of $81 million, or $0.09 per diluted share;

  ◦ total transformation strategy costs of $245 million, or $0.29 per diluted share;

  ◦ a charge related to a regulatory matter unrelated to our ongoing operations of $45 million, or $0.05 per diluted share;

  ◦ an expense to withdraw from a multiemployer pension plan of $14 million, or $0.02 per diluted share; and

  ◦ defined benefit pension and postretirement medical benefit plan mark-to-market loss outside of a 10% corridor of $506 million, or $0.59 per diluted share.

For additional operational results for the quarter and year-to-date periods specific to our segments: U.S. Domestic Package, International Package and Supply Chain Solutions refer to the respective segment discussions below.

2023 compared to 2022

See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission on February 20, 2024.

Supplemental Information - Items Affecting Comparability

We supplement the reporting of our financial information determined under generally accepted accounting principles ("GAAP") with certain non-GAAP adjusted financial measures.

Non-GAAP adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP adjusted financial measures do not represent a comprehensive basis of accounting and therefore may not be comparable to similarly titled measures reported by other companies.

Non-GAAP adjusted amounts reflect the following (in millions):

	Year Ended December 31,	
Non-GAAP Adjustments	**2024**	**2023**
Operating Expenses:		
Transformation Strategy Costs:		
Transformation 1.0	$ —	$ 13
Transformation 2.0		
Spans and Layers	—	86
Business Portfolio Review	29	84
Financial Systems	54	36
Other Initiatives	—	4
Transformation 2.0 Total	83	210
Fit to Serve	204	212
Network Reconfiguration and Efficiency Reimagined	35	—
Total Transformation Strategy Costs	322	435
Gain on Divestiture of Coyote	(156)	—
One-Time Payment for International Regulatory Matter	88	—
Goodwill and Asset Impairment Charges	108	236
One-Time Compensation Payment	—	61
Expense for Regulatory Matter	45	—
Multiemployer Pension Plan Withdrawal Expense	19	—
Total Adjustments to Non-GAAP Operating Expenses	$ 426	$ 732

Other Income and (Expense):				
Defined Benefit Pension and Postretirement Medical Plan Loss	$	665	$	359
Interest Expense Associated with One-Time Payment for International Regulatory Matter		6		—
Total Adjustments to Non-GAAP Other Income and (Expense)	$	671	$	359
Total Adjustments to Non-GAAP Income Before Income Taxes	$	1,097	$	1,091
Income Tax (Benefit) Expense:				
Transformation Strategy Costs:				
Transformation 1.0	$	—	$	3
Transformation 2.0				
Spans and Layers		—		21
Business Portfolio Review		7		15
Financial Systems		13		10
Other Initiatives		—		1
Transformation 2.0 Total		20		47
Fit to Serve		49		52
Network Reconfiguration and Efficiency Reimagined		8		—
Total Transformation Strategy Costs		77		102
Gain on Divestiture of Coyote		(4)		—
One-Time Payment for International Regulatory Matter		—		—
Goodwill and Asset Impairment Charges		27		43
One-Time Compensation Payment		—		15
Expense for Regulatory Matter		—		—
Multiemployer Pension Plan Withdrawal Expense		5		—
Defined Benefit Pension and Postretirement Medical Plan Loss		159		85
Total Adjustments to Non-GAAP Income Tax Expense	$	264	$	245
Total Adjustments to Non-GAAP Net Income	$	833	$	846

The income tax impacts of these items are calculated by multiplying the statutory tax rates applicable in each tax jurisdiction, including the U.S. federal jurisdiction and various U.S. state and non-U.S. jurisdictions, by the tax-deductible adjustments. The blended average effective income tax rates for the years ended December 31, 2024 and 2023 were 24.1% and 22.5%, respectively.

We supplement the presentation of operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of the following items:

Transformation Strategy Costs

We exclude the impact of charges related to activities within our transformation strategy. Our transformation activities have spanned several years to fundamentally change the spans and layers of our organization structure, processes, technologies and the composition of our business portfolio. While earlier stages of these transformation activities were complete in 2023 (Transformation 1.0), certain systems implementations and portfolio review activities (Transformation 2.0) are ongoing and expected to continue through 2025. We previously announced initiatives under Fit to Serve to right-size our business which resulted in a workforce reduction of approximately 14,000 positions, primarily within management, throughout 2024 and contributed to a more efficient operating model and enhanced responsiveness to changing market dynamics. Various circumstances precipitated these initiatives, including identification and prioritization of investments as a result of executive leadership changes, developments and changes in competitive landscapes, inflationary pressures, consumer behaviors, and other factors including post-COVID normalization and volume diversions attributed to our 2023 labor negotiations.

Our transformation strategy has included the following programs and initiatives:

Transformation 1.0: In the first quarter of 2018, we announced and began implementation of a multi-year, enterprise-wide program contemplating a reduction in non-operations management personnel, investments impacting global direct and indirect operating costs, and changes in processes and technology, which were undertaken and completed as multiple discrete initiatives (such projects, collectively, "Transformation 1.0"). In 2018, we announced that we expected to achieve approximately $1.0 billion in savings, which would benefit earnings, from Transformation 1.0. On a cumulative basis and net of amounts reinvested into the business, we had substantially achieved the expected benefits associated with Transformation 1.0 as of the second quarter of 2020. Transformation 1.0 was completed in 2023.

Transformation 2.0: Based on a number of factors including evaluating efficiencies gained as a part of Transformation 1.0, and in connection with changes in our executive leadership in 2020, we identified and reprioritized certain then-current and future investments, including additional investments in our workforce, portfolio of businesses and technology (such projects, collectively, "Transformation 2.0"). Specifically, we identified opportunities to reduce spans and layers of management, began a review of our business portfolio and identified opportunities to invest in certain technologies, including financial reporting and certain schedule, time and pay systems, to reduce global indirect operating costs, provide better visibility, and reduce reliance on legacy systems and coding languages. Our organizational structure review indicated an opportunity to realize initial savings of approximately $400 million with potential opportunities to save up to an additional $240 million through the reduction of spans and layers of management with an anticipation that these savings would be recurring. The business portfolio review was expanded in 2022. As a result, we determined to exit certain businesses that were not aligned with our corporate strategy and determined to make new investments into certain businesses, including healthcare-focused businesses, better aligned to our strategic targets. In connection therewith, we incurred costs primarily consisting of outside professional fees related to these reviews and other costs associated with these transactions. Lastly, our review of our systems and technologies identified certain areas of our business that were reliant on outdated technologies. Our reviews determined that continued use of these legacy technologies would likely increase maintenance costs and that investments into new technologies would enhance our ability to leverage our data and allow us to establish a more flexible system architecture. As of December 31, 2023, we substantially completed our initiatives to reduce spans and layers of management and achieved savings in line with our anticipated benefits. Our ongoing efforts under Transformation 2.0 include initiatives related to our financial systems and our business portfolio review. As of December 31, 2024, we have incurred $798 million of costs as part of Transformation 2.0. Transformation 2.0 initiatives are expected to conclude during 2025 with anticipated remaining costs of approximately $90 million primarily related to completion of our technology initiatives. Costs associated with Transformation 2.0 have primarily consisted of compensation and benefit costs related to reductions in our workforce and fees paid to third-party consultants. Additional detail relating to the projects, initiatives and timing of costs as a part of Transformation 2.0 are contained in the table above. Investments in technology are expected to provide enhanced quality of reporting for both internal and external purposes in part through simplification and standardization of data to better enable migration into cloud-based tools and automation of manual activities, including transitioning general ledger, consolidation, and planning tools along with U.S. payroll from older programs and software supporting our freight forwarding business. These efforts to enhance our technology are expected to reduce the need for future investments; we expect to begin to realize benefits therefrom in 2025. Investments in our business portfolio review are expected to lead to better alignment of our businesses in support of our corporate strategy. We are realigning businesses within Supply Chain Solutions to better execute our strategy; the operational performance of these businesses is included in our GAAP and non-GAAP adjusted results.

Fit to Serve: In 2023, a number of factors, including macroeconomic headwinds and volume diversion resulting from our labor negotiations with the International Brotherhood of Teamsters, contributed to volume declines in our U.S. Domestic Package business. In addition, our International Package and Supply Chain Solutions businesses were also negatively impacted by a number of challenging macroeconomic conditions during 2023. In response to these factors, we began to undertake our Fit to Serve initiative with the intent to right-size our business to create a more efficient operating model that was more responsive to market dynamics through a workforce reduction of approximately 14,000 positions, primarily within management, throughout 2024. We have incurred total costs of $416 million under Fit to Serve, which primarily consist of benefit costs related to reductions in our workforce. We expect to complete this initiative during 2025 with expected remaining costs of approximately $45 million. We achieved savings of approximately $1.0 billion in 2024 through reductions in our compensation and benefit expense.

Network Reconfiguration and *Efficiency Reimagined*: On January 30, 2025, in connection with our agreement in principle with our largest customer, we announced a network reconfiguration which is expected to lead to consolidations of our facilities and workforce as well as end-to-end process redesign from 2025 through 2027. Our network reconfiguration is expected to result in exit activities that could result in the closure of up to 10% of our buildings in 2025, a reduction in the size of our vehicle and aircraft fleets, and a decrease in the size of our workforce. The costs directly associated with these exit activities are in addition to operational costs that we may incur. We are not yet able to determine the specific assets or extent of our workforce that will be impacted by our network redesign, the timing of those future changes or the associated charges we will incur and therefore are not currently able to provide an estimate of the total cost or the cost by period. We expect that impacted assets will remain in use during some or all of the periods of our network reconfiguration.

We expect to partially offset costs to complete our network reconfiguration through end-to-end process redesign carried out during our network reconfiguration through our *Efficiency Reimagined* initiatives. These initiatives are being undertaken to align our organizational processes to the operational changes expected to occur in our network reconfiguration and drive organizational efficiency. These initiatives are expected to yield approximately $1.0 billion in annualized savings beginning in 2025. We incurred related costs of $35 million in the year ended December 31, 2024. We expect to incur related costs of approximately $300 to $400 million during 2025, and incremental costs in 2026 and 2027, to complete the program which will primarily consist of outside professional services and severance costs. Upon the completion of our network reconfiguration and *Efficiency Reimagined* initiatives, we expect to realize further benefits in subsequent periods from lower expense, including depreciation, compensation and benefits, as well as lower capital requirements.

We do not consider the related costs to be ordinary because each program involves separate and distinct activities that may span multiple periods and are not expected to drive incremental revenue, and because the scope of the programs exceeds that of routine, ongoing efforts to enhance profitability. These initiatives are in addition to ordinary, ongoing efforts to enhance our business performance.

For more information regarding transformation strategy activities, see note 18 to the audited, consolidated financial statements.

Gain on Divestiture of Coyote

In the third quarter of 2024, we completed the previously announced divestiture of Coyote. In connection therewith, we recorded a pre-tax gain of $156 million ($152 million after tax) during the year ended December 31, 2024. The gain was recognized within *Other expenses* in the statements of consolidated income. We supplement the presentation of operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of this gain as it is not a component of our ongoing operations and is not expected to recur. For more information regarding the gain on divestiture of Coyote, see note 8 to the audited, consolidated financial statements.

One-Time Payment for International Regulatory Matter

In the second quarter of 2024, we made a payment of $94 million of previously restricted cash to settle a previously-disclosed challenge by Italian tax authorities to the deductibility of Value Added Tax payments by UPS to certain third-party service providers. We supplement the presentation of operating profit, operating margin, interest expense, total other income and (expense), income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of this payment. We do not believe this is a component of our ongoing operations and we do not expect this or similar payments to recur.

Goodwill and Asset Impairment Charges

We exclude the impact of goodwill and asset impairment charges which we do not consider when evaluating the operating performance of our business units, making decisions to allocate resources or in determining incentive compensation awards. For more information regarding goodwill and current year asset impairment charges, see note 7 to the audited, consolidated financial statements.

One-Time Compensation Payment

We exclude the impact of a one-time payment made to certain U.S.-based, non-union part-time supervisors following the ratification of our labor agreement with the Teamsters in 2023. We do not expect this or similar payments to recur.

Expense for Regulatory Matter

We exclude the impact of a charge to settle a regulatory matter that we consider to be unrelated to our ongoing operations and that we do not expect to recur. For more information regarding this regulatory matter, see note 10 to the audited, consolidated financial statements.

Multiemployer Pension Plan Withdrawal Expense

We exclude the impact of a charge related to the withdrawal from a multiemployer pension plan within the United States. We do not consider this expense to be related to our ongoing operations. For more information regarding our multiemployer pension plans, see note 6 to the audited, consolidated financial statements.

Defined Benefit Pension and Postretirement Medical Plan Gains and Losses

We incur certain employment-related expenses associated with pension and postretirement medical benefits. These pension and postretirement medical benefits costs for company-sponsored defined benefit plans are calculated using various actuarial assumptions and methodologies, including discount rates, expected returns on plan assets, healthcare cost trend rates, inflation, compensation increase rates, mortality rates and coordination of benefits with plans not sponsored by UPS. Actuarial assumptions are reviewed on an annual basis, unless circumstances require an interim remeasurement of any of our plans.

We recognize changes in the fair value of plan assets and net actuarial gains and losses in excess of a 10% corridor (defined as 10% of the greater of the fair value of plan assets or the plan's projected benefit obligation), as well as gains and losses resulting from plan curtailments and settlements, for our defined benefit pension and postretirement medical plans immediately as part of *Investment income (expense) and other* in the statements of consolidated income. We supplement the presentation of our income before income taxes, net income and earnings per share with adjusted measures that exclude the impact of these gains and losses and the related income tax effects. We believe excluding these defined benefit pension and postretirement medical plan gains and losses provides important supplemental information by removing the volatility associated with plan amendments and short-term changes in market interest rates, equity values and similar factors.

The remeasurement of our defined benefit pension and postretirement medical plans' assets and liabilities resulted in losses of $0.7 and $0.4 billion for the years ended December 31, 2024 and 2023, respectively. The table below shows the amounts associated with each component of the loss, as well as the weighted-average actuarial assumptions used to determine our net periodic benefit cost, for each year:

	Year Ended December 31,			
Components of defined benefit pension and postretirement medical plan loss (gain) (in millions):	**2024**		**2023**	
Discount rates	$	(127)	$	384
Return on assets		672		(37)
Demographic and other assumption changes		120		4
Total mark-to-market loss		665		351
Curtailment and settlement loss		—		8
Total defined benefit pension and postretirement medical plan loss	$	665	$	359

	Year Ended December 31,	
Weighted-average actuarial assumptions:	**2024**	**2023**
Expected rate of return on plan assets used in determining net periodic benefit cost	7.06 %	6.99 %
Actual rate of return on plan assets	(1.29)%	6.64 %
Discount rate used in determining net periodic benefit cost	5.40 %	5.77 %
Discount rate at measurement date	5.85 %	5.40 %

Pre-tax defined benefit plan gains and losses for the years ended December 31, 2024 and 2023 consisted of the following:

2024 - $0.7 billion pre-tax defined benefit plan loss:

- *Discount Rates* ($127 million pre-tax gain): The weighted-average discount rate for our pension and postretirement medical plans increased from 5.40% as of December 31, 2023 to 5.85% as of December 31, 2024, primarily due to an increase in treasury yields on AA-rated corporate bonds.

- *Return on Assets* ($672 million pre-tax loss): The actual rate of return on plan assets in our U.S. pension plans was lower than our expected rate of return, primarily due to weaker than expected bond market performance.

- *Demographic and Other Assumption Changes* ($120 million pre-tax loss): This loss was due to differences between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation rate increases and rates of termination, retirement and mortality.

2023 - $0.4 billion pre-tax defined benefit plan loss:

- *Discount Rates* ($384 million pre-tax loss): The weighted-average discount rate for our pension and postretirement medical plans decreased from 5.77% as of December 31, 2022 to 5.40% as of December 31, 2023, primarily due to a decrease in credit spreads on AA-rated corporate bonds in 2023.

- *Return on Assets* ($37 million pre-tax gain): The actual rate of return on plan assets in certain of our pension plans was higher than our expected rate of return, primarily due to strong global equity market performance.

- *Demographic and Other Assumption Changes* ($4 million pre-tax loss): This loss was due to differences between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation rate increases and rates of termination, retirement and mortality.

Non-GAAP Adjusted Cost per Piece

We evaluate the efficiency of our operations using various metrics, including non-GAAP adjusted cost per piece. Non-GAAP adjusted cost per piece is calculated as non-GAAP adjusted operating expenses in a period divided by total volume for that period. Because non-GAAP adjusted operating expenses exclude costs or charges that we do not consider a part of underlying business performance when monitoring and evaluating the operating performance of our business units, making decisions to allocate resources or in determining incentive compensation awards, we believe this is the appropriate metric on which to base reviews and evaluations of the efficiency of our operational performance.

Expense Allocations

Certain operating expenses are allocated between our operating segments using activity-based costing methods. These activity-based costing methods require us to make estimates that impact the amount of each expense category that is attributed to each segment. Changes in these estimates directly impact the amount of expense allocated to each segment and therefore the operating profit of each reporting segment. Our allocation methodologies are refined periodically, as necessary, to reflect changes in our businesses. There were no significant changes to our allocation methodologies for 2024 relative to 2023.

U.S. Domestic Package

		Year Ended December 31,			Change	
		2024	**2023**	**$**	**%**	
Average Daily Package Volume (in thousands):						
Next Day Air		1,651	1,757		(6.0)%	
Deferred		1,058	1,224		(13.6)%	
Ground		16,452	16,049		2.5 %	
Total Average Daily Package Volume		19,161	19,030		0.7 %	
Average Revenue Per Piece:						
Next Day Air	$	23.23	$ 22.17	$ 1.06	4.8 %	
Deferred		17.77	16.38	1.39	8.5 %	
Ground		10.89	11.03	(0.14)	(1.3)%	
Total Average Revenue Per Piece	$	12.34	$ 12.40	$ (0.06)	(0.5)%	
Operating Days in Period		253	254			
Revenue (in millions):						
Next Day Air	$	9,703	$ 9,894	$ (191)	(1.9)%	
Deferred		4,757	5,093	(336)	(6.6)%	
Ground		45,347	44,971	376	0.8 %	
Cargo and Other		569	247	322	130.4 %	
Total Revenue	$	60,376	$ 60,205	$ 171	0.3 %	
Operating Expenses (in millions):						
Operating Expenses	$	56,031	$ 55,049	$ 982	1.8 %	
Non-GAAP adjustments to operating expenses						
Transformation Strategy Costs		(147)	(266)	119	(44.7)%	
Goodwill and Asset Impairment Charges		(5)	—	(5)	N/A	
One-Time Compensation Payment		—	(61)	61	(100.0)%	
Multiemployer Pension Plan Withdrawal Expense		(19)	—	(19)	N/A	
Non-GAAP Adjusted Operating Expenses	$	55,860	$ 54,722	$ 1,138	2.1 %	
Operating Profit (in millions) and Operating Margin:						
Operating Profit	$	4,345	$ 5,156	$ (811)	(15.7)%	
Non-GAAP Adjusted Operating Profit	$	4,516	$ 5,483	$ (967)	(17.6)%	
Operating Margin		7.2 %	8.6 %			
Non-GAAP Adjusted Operating Margin		7.5 %	9.1 %			

Revenue

The change in revenue was due to the following factors:

Revenue Change Drivers:	Volume	Rates / Product Mix	Fuel Surcharge	Total Revenue Change
2024 vs. 2023	0.3 %	0.5 %	(0.5)%	0.3 %

Comparative results were impacted by having one less operating day in 2024 compared to 2023. The growth in rates / product mix shown above includes the growth we experienced in our air cargo product during 2024 as we onboarded more air cargo under our contract with the USPS. Air cargo is measured by weight, not on a per piece basis, and therefore does not impact the volume and revenue per piece discussions below. We expect continued growth in this product during 2025.

Volume

We returned to annual average daily volume growth in 2024 for the first time in three years, driven primarily by increases in our SurePost product. The increase occurred across multiple industries including retail, professional services and healthcare, and was led by our addition of e-commerce customers and more SMBs leveraging our Digital Access Program. This growth more than offset the volume decline from our largest customer as we continued to reduce their volume with us as planned. As previously disclosed, we expect average daily volume to decline by approximately 8.5% in 2025 as we execute on our plans to accelerate the volume reductions from our largest customer. We expect these volume decreases will be more pronounced during the second half of 2025 as planned volume reductions increase.

Business-to-consumer volume increased 3.0% during the year, due primarily to volume from the additional e-commerce customers noted above, and continued growth in online consumer spending.

Business-to-business volume decreased 2.6%, primarily due to challenging macroeconomic factors and a slowdown in manufacturing activity which were partially offset by returns volume increases as a result of growth in e-commerce activity.

Within our Air products, average daily volume decreased 9.1% during the year, driven by continued reductions in air volume from our largest customer as planned, as well as by other customers that made cost trade-offs and utilized the enhanced speed in our ground network. While air volume is expected to decline in 2025 due to our largest customer, these declines are expected to be partially offset by growth from SMB and Enterprise accounts.

Ground commercial average daily volume decreased 2.4%, primarily driven by declines across certain large customers and SMBs, partially offset by continued growth within our Digital Access Program. Ground residential average daily volume increased 6.1%, primarily due to an increase in SurePost volume from e-commerce customers. We expect our ground volumes will decrease in 2025 due to the planned volume reductions from our largest customer. We expect that continued growth in SMBs will partially offset these anticipated declines. We expect that our recent pricing actions on our SurePost product may result in SurePost volume declines. The insourcing of our SurePost product does not affect our measurement of average daily volume.

Revenue Per Piece

Revenue per piece declined 0.5% for the year due primarily to the decrease in fuel surcharges discussed below. The negative impact of changes in product mix, including an increase in lighter weight, shorter zone shipments, were partially offset by the positive impact of pricing actions to address revenue quality, including demand related surcharges, which led to sequential improvement in the revenue per piece growth rate during the second half of the year. In December 2023, we implemented an average 5.9% net increase in base and accessorial rates for both our Air and Ground products. Revenue per piece from our Air products increased due to changes in customer mix while revenue per piece from our Ground products declined due to changes in both customer and product mix.

We expect revenue per piece to increase during 2025 as we focus on growing higher yielding volume from customers that value our end-to-end integrated network and the impact of an average 5.9% net increase in base and accessorial rates implemented in December 2024.

Fuel Surcharges

We apply a fuel surcharge on our domestic air and ground services that adjusts weekly. Our air fuel surcharge is based on the U.S. Department of Energy's ("DOE") Gulf Coast spot price for a gallon of kerosene-type fuel, and our ground fuel surcharge is based on the DOE's On-Highway Diesel Fuel price.

In 2024, fuel surcharge revenue decreased $270 million, driven by reductions in the price per gallon, partially offset by increases in volume and the impact of our pricing initiatives. Based on the anticipated declines in volume, we expect fuel surcharge revenue to decrease in 2025.

Operating Expenses

Operating expenses and non-GAAP adjusted operating expenses increased year over year. Pickup and delivery costs increased $1.1 billion and package sortation costs increased $291 million, slightly offset by a $173 million decrease in the costs of operating our integrated air and ground network, a decrease in other operating costs of $53 million and the impact from one less operating day in 2024 compared to 2023.

The cost increases were primarily due to an increase of $1.4 billion in compensation and benefits expense which was driven by the impact of wage and benefit rate increases for our union workforce under our contract with the International Brotherhood of Teamsters ("IBT"), which became effective August 1, 2023. Third-party delivery costs for our SurePost product increased $213 million due to higher SurePost volume.

The cost decreases were primarily due to a reduction in fuel expense, driven by decreases in the cost of jet and ground fuel, a decrease in worker's compensation expense and the impact of reductions in our workforce under our Fit to Serve initiative.

As of the fourth quarter of 2024, U.S. air cargo operating expense is presented within our U.S. Domestic Package segment and prior periods have been recast.

Our non-GAAP adjusted operating expenses in this segment exclude the impact of total transformation strategy costs of $147 million, a pre-tax charge to withdraw from a multiemployer pension plan of $19 million and asset impairment charges of $5 million. Total transformation strategy costs within the segment during 2024 were related to our Fit to Serve, Transformation 2.0 and *Efficiency Reimagined* programs. Within these programs, we incurred compensation and benefits costs related to workforce reductions as we right-size our business. Additionally, within Transformation 2.0 and *Efficiency Reimagined*, we incurred costs related to outside professional service providers. For additional information on these enterprise programs, our expected benefits and the related costs, see "Supplemental Information - Items Affecting Comparability".

Cost per piece increased 0.6% for the year and non-GAAP adjusted cost per piece increased 0.8%, as expense increases, driven by an increase in compensation and benefits expense, outpaced growth in average daily volume. Cost per piece is expected to increase during 2025 as we expect to incur costs to further our strategic initiatives and we expect average daily volume to decrease as discussed above.

Operating Profit and Margin

As a result of the factors described above, operating profit decreased $811 million, with operating margin decreasing 140 basis points to 7.2%. Non-GAAP adjusted operating profit decreased $967 million, with non-GAAP adjusted operating margin decreasing 160 basis points to 7.5%.

International Package

	Year Ended December 31,				Change			
	2024		**2023**		**$**		**%**	
Average Daily Package Volume (in thousands):								
Domestic		1,554		1,591				(2.3)%
Export		1,703		1,669				2.0 %
Total Average Daily Package Volume		3,257		3,260				(0.1)%
Average Revenue Per Piece:								
Domestic	$	8.10	$	7.78	$	0.32		4.1 %
Export		32.82		33.03		(0.21)		(0.6)%
Total Average Revenue Per Piece	$	21.03	$	20.71	$	0.32		1.5 %
Operating Days in Period		253		254				
Revenue (in millions):								
Domestic	$	3,186	$	3,144	$	42		1.3 %
Export		14,142		14,003		139		1.0 %
Cargo & Other		632		684		(52)		(7.6)%
Total Revenue	$	17,960	$	17,831	$	129		0.7 %
Operating Expenses (in millions):								
Operating Expenses	$	14,769	$	14,600	$	169		1.2 %
Non-GAAP adjustments to operating expenses								
One-Time Payment for Int'l Regulatory Matter		(88)		—		(88)		N/A
Asset Impairment Charges		(2)		—		(2)		N/A
Transformation Strategy Costs		(79)		(51)		(28)		54.9 %
Non-GAAP Adjusted Operating Expenses	$	14,600	$	14,549	$	51		0.4 %
Operating Profit (in millions) and Operating Margin:								
Operating Profit	$	3,191	$	3,231	$	(40)		(1.2)%
Non-GAAP Adjusted Operating Profit	$	3,360	$	3,282	$	78		2.4 %
Operating Margin		17.8 %		18.1 %				
Non-GAAP Adjusted Operating Margin		18.7 %		18.4 %				
Currency Translation Benefit / (Cost)—(in millions)*:								
Revenue					$	(115)		
Operating Expenses						67		
Operating Profit					$	(48)		

*   Net of currency hedging; amount represents the change compared to the prior year.

Revenue

The change in revenue was due to the following:

Revenue Change Drivers:	Volume	Rates / Product Mix	Fuel Surcharges	Currency	Total Revenue Change
2024 vs. 2023	(0.6)%	1.9 %	— %	(0.6)%	0.7 %

Comparative results were impacted by having one less operating day in 2024 compared to 2023.

Volume

Average daily volume was relatively flat during 2024 as decreases in our domestic products were largely offset by growth in our export products. We expect our expanded weekend deliveries and anticipated improvements in macroeconomic conditions to contribute to volume growth in 2025, subject to uncertainty around the impact of global trade policies.

Domestic volume declines were largest in Europe, partially offset by growth in the Americas. Volume declines in Europe were primarily driven by challenging economic conditions which began to moderate during the year. Volume growth in the Americas was largely driven by the Canadian retail sector during the fourth quarter as a result of temporary supply chain disruptions, which ended in December 2024.

Export volume increased for the year, driven by continued growth on Americas and Asia to U.S. trade lanes and U.S. to Americas trade lanes. Improvements in the Americas to U.S. trade lanes were driven by growth in the retail sector, while the Asia to U.S. trade lanes growth was driven by increased SMB volume in retail, high tech and manufacturing sectors.

By export product, growth in our non-premium products more than offset a slight decline in our premium offerings. Volume in our non-premium export products increased 3.2%, driven by growth in our Transborder Standard products from customers in the retail sector in Canada, as well as European healthcare and diversified vehicles and parts customers. Non-premium product growth was also driven by an increase in our Worldwide Expedited products, primarily due to increases in the retail sector within Asia. Our premium export products experienced a volume decline of 1.3%, primarily driven by reductions in our Worldwide Express and Transborder Express products, as customers shifted toward economy products. Volume growth in our Worldwide Express Saver product largely offset these declines, driven by growth across multiple sectors within Asia and Europe.

Revenue Per Piece

Total revenue per piece increased 1.5% during 2024, primarily due to base rate increases. Currency had a negative impact of 70 basis points on revenue per piece due to strengthening of the U.S. Dollar. Rate changes for shipments originating outside the U.S. are made throughout the year and vary by geographic market. We expect overall revenue per piece to slightly increase in 2025 driven by favorable trends in product mix and the impact of increases in base and accessorial rates implemented in December 2024.

Domestic revenue per piece increased 4.1%, primarily due to base rate increases and favorable shifts in customer mix. Currency had a negative impact of 140 basis points on domestic revenue per piece.

Export revenue per piece decreased 0.6%, driven by lower fuel surcharge rates and unfavorable product mix shifts. These decreases were mostly offset by base rate increases and adjustments to demand-related surcharges introduced during the second half of the year. Demand-related surcharges are expected to decline in 2025, subject to market conditions. Currency had a negative impact of 50 basis points on export revenue per piece.

Fuel Surcharges

The fuel surcharge we apply to international air services originating inside or outside the U.S. is largely indexed to the DOE's Gulf Coast spot price for a gallon of kerosene-type jet fuel. The fuel surcharges for ground services originating outside the U.S. are indexed to fuel prices in the region or country where the shipment originates.

Total international fuel surcharge revenue decreased by $10 million, driven primarily by a decrease in the fuel price per gallon, which was mostly offset by increased export volumes. We anticipate an increase in fuel surcharge revenue in the first half of 2025, driven by an expectation of increased volume partially offset by lower anticipated fuel prices.

Operating Expenses

Operating expenses, and non-GAAP adjusted operating expenses, increased year over year. Pickup and delivery costs increased $187 million driven by increased total delivery stops and costs of purchased transportation. Package sortation costs increased $54 million, as a result of higher year-over-year export volumes, and expanded weekend operations, included in this activity are compensation and benefit costs. Additionally, we incurred an $88 million expense during 2024 related to the settlement of a previously disclosed one-time international regulatory matter. These increases were partially offset by reductions in air network costs of $126 million, driven by lower average fuel prices and reductions in air charters and aircraft block hours in response to lower volumes in the first half of the year. We expect overall operating expenses to increase in 2025 primarily as a result of expected volume increases.

Non-GAAP adjusted operating expenses in 2024 exclude the impact of the $88 million regulatory expense noted above, $2 million in asset impairment charges and $79 million in transformation strategy expenses. Transformation strategy activities within our International Package segment during 2024 primarily consisted of compensation and benefits expenses related to workforce reductions under our Fit to Serve program. For additional information on these programs and the related costs, see "Supplemental Information - Items Affecting Comparability."

Operating Profit and Margin

As a result of the factors described above, operating profit decreased $40 million, with operating margin decreasing 30 basis points to 17.8%. Non-GAAP adjusted operating profit increased $78 million and non-GAAP adjusted operating margin increased 30 basis points to 18.7%.

During 2024, we completed the previously disclosed liquidation of our Small Package subsidiaries in Russia and Belarus. The process of liquidating our Forwarding and Logistics subsidiaries in Russia are on-going and we expect to finalize the liquidation in 2025. Substantially all of our operations in Ukraine remain indefinitely suspended. These actions have not had, and are not expected to have, a material impact on us.

Supply Chain Solutions

	Year Ended December 31,				Change			
		2024		**2023**		**$**		**%**
Revenue (in millions):								
Forwarding	$	4,728	$	5,534	$	(806)		(14.6)%
Logistics		6,437		5,927		510		8.6 %
Other		1,569		1,461		108		7.4 %
Total Revenue	$	12,734	$	12,922	$	(188)		(1.5)%
Operating Expenses (in millions):								
Operating Expenses	$	11,802	$	12,168	$	(366)		(3.0)%
Transformation Strategy Costs		(96)		(118)		22		(18.6)%
Gain on Divestiture of Coyote		156		—		156		N/A
Goodwill and Asset Impairment Charges		(101)		(236)		135		(57.2)%
Expense for Regulatory Matter		(45)		—		(45)		N/A
Non-GAAP Adjusted Operating Expenses	$	11,716	$	11,814	$	(98)		(0.8)%
Operating Profit (in millions) and Operating Margins:								
Operating Profit	$	932	$	754	$	178		23.6 %
Non-GAAP Adjusted Operating Profit		1,018		1,108		(90)		(8.1)%
Operating Margin		7.3 %		5.8 %				
Non-GAAP Adjusted Operating Margin		8.0 %		8.6 %				
Currency Translation Benefit / (Cost)—(in millions)*:								
Revenue						(68)		
Operating Expenses						86		
Operating Profit						18		

* Amount represents the change in currency translation compared to the prior year.

	Year Ended December 31,		Change	
	2024	**2023**	**$**	**%**
Non-GAAP adjustments to Operating Expenses (in millions):				
Transformation Strategy Costs				
Forwarding	$ 39	$ 68	$ (29)	(42.6)%
Logistics	57	48	9	18.8 %
Other SCS	—	2	(2)	(100.0)%
Total Transformation Strategy Costs	96	118	(22)	(18.6)%
Gain on Divestiture of Coyote				
Forwarding	(156)	—	(156)	N/A
Total Gain on Divestiture of Coyote	(156)	—	(156)	N/A
Goodwill and Asset Impairment Charges				
Forwarding	—	119	(119)	(100.0)%
Logistics	101	—	101	N/A
Other SCS	—	117	(117)	(100.0)%
Total Goodwill and Asset Impairment Charges	101	236	(135)	(57.2)%
Expense for Regulatory Matter				
Other SCS	45	—	45	N/A
Total Expense for Regulatory Matter	45	—	45	N/A
Total non-GAAP Adjustments to Operating Expenses	$ 86	$ 354	$ (268)	(75.7)%

Revenue

Total revenue within Supply Chain Solutions decreased, primarily driven by the September 2024 divestiture of Coyote. These reductions were partially offset by growth in Logistics and certain of our other businesses.

Within our Logistics businesses revenue increased $510 million. The acquisition of MNX Global Logistics in the fourth quarter of 2023 contributed $303 million of the increase, including revenue related to healthcare customers. Revenue in mail services increased $206 million driven by new customer volume and rate increases in the second half of the year. We expect continued growth within our Logistics businesses in 2025, driven by expected growth from our healthcare customers.

Within our Forwarding businesses, revenue decreased $806 million. Revenue from Coyote decreased $976 million due to lower volumes, continued softness in market rates, and the completion of the divestiture. International airfreight revenue increased $52 million, primarily due to increases in market rates. Volume also grew during the year, particularly on the Asia export lanes, driven by growth from e-commerce customers. We expect revenue growth to continue during 2025, driven by improving customer mix. Ocean freight forwarding revenue also increased, driven by an increase in market rates resulting from improved market dynamics as the year progressed, which more than offset lower volumes during the year. We expect revenue growth to continue into 2025 driven by these higher rates.

Revenue from our other businesses within Supply Chain Solutions increased. In our digital businesses, revenue increased $163 million, driven by volume growth at Roadie and the full-year impact of Happy Returns, which was acquired in the fourth quarter of 2023.

Operating Expenses

Total operating expenses and non-GAAP adjusted operating expenses within Supply Chain Solutions decreased.

Forwarding operating expenses decreased $1.1 billion, and on a non-GAAP adjusted basis, operating expenses decreased $786 million, primarily driven by decreases of $949 million in Coyote due to lower activity levels during 2024 and the September 2024 divestiture. These decreases were partially offset by a $163 million increase in expenses in our freight forwarding business, driven by market rates for third-party transportation during the second half of 2024. We expect Forwarding operating expenses will decrease in the first half of 2025 driven by the impact of the Coyote divestiture, partially offset by continued growth in our freight forwarding businesses. Non-GAAP adjusted operating expense in our Forwarding business excludes $39 million in expense in 2024 related to projects undertaken as part of our transformation strategy, and a gain of $156 million related to the divestiture of Coyote recognized during the third quarter. For the year ended December 31, 2023, non-GAAP adjusted operating expenses in this business excluded the impact of transformation strategy costs and goodwill and intangible impairments as shown in the table above.

Logistics operating expenses increased $657 million, and on a non-GAAP adjusted basis increased $543 million. Increases in Logistics operating expense were driven primarily by the impact of the acquisition of MNX Global Logistics, which contributed $288 million of the increase, and by a $188 million increase in operating expenses in mail services, driven by volume growth and rate increases in the second half of 2024. We expect rate increases in 2025 to drive higher operating expenses in our mail services business. Non-GAAP adjusted operating expenses within Logistics exclude the impact of $57 million primarily related to projects undertaken as part of our transformation strategy and $101 million in asset impairment charges consisting of a $41 million write down in the value of certain trade names acquired as part of the Bomi Group acquisition in the first quarter of 2024, and $60 million in impairments of IT systems and fixed assets. During 2023, we recognized $48 million in transformation strategy costs.

Expenses in our other Supply Chain Solutions businesses increased $71 million, and on a non-GAAP adjusted basis, increased $145 million. Within our digital businesses, operating costs increased $181 million, driven by volume growth and the impact of acquiring Happy Returns in the fourth quarter of 2023. In 2024, non-GAAP adjusted operating expense for these businesses excluded the impact of $45 million related to a regulatory matter which is further discussed in note 10. For the year ended December 31, 2023, non-GAAP adjusted operating expense excluded the impact of goodwill impairment charges of $117 million.

As discussed above, our non-GAAP adjusted operating expenses exclude the impact of various transformation strategy costs. Within Supply Chain Solutions, these total costs were $96 million in 2024 and $118 million in 2023. Transformation strategy costs reflected within Supply Chain Solutions during these periods are related to our Transformation 2.0 and Fit to Serve programs. Within Transformation 2.0, we incurred impairment costs resulting from our business portfolio review and costs related to financial system investments in Forwarding. Within Fit to Serve, we incurred severance costs. For additional information on these programs and the related costs, see "Supplemental Information - Items Affecting Comparability."

Operating Profit and Margin

As a result of the factors described above, total operating profit increased $178 million, with operating margin increasing 150 basis points to 7.3%. On a non-GAAP adjusted basis, operating profit decreased $90 million, with non-GAAP adjusted operating margin decreasing 60 basis points to 8.0%.

Consolidated Operating Expenses

	Year Ended December 31,		Change	
	2024	**2023**	**$**	**%**
Operating Expenses (in millions):				
Compensation and benefits	$ 48,093	$ 47,092	$ 1,001	2.1 %
Transformation Strategy Costs	(213)	(337)	124	(36.8)%
Multiemployer Pension Plan Withdrawal Expense	(19)	—	(19)	N/A
One-Time Compensation Payment	—	(61)	61	(100.0)%
Non-GAAP Adjusted Compensation and Benefits	47,861	46,694	1,167	2.5 %
Repairs and maintenance	2,940	2,828	112	4.0 %
Depreciation and amortization	3,609	3,366	243	7.2 %
Purchased transportation	13,589	13,640	(51)	(0.4)%
Fuel	4,366	4,775	(409)	(8.6)%
Other occupancy	2,117	2,019	98	4.9 %
Other expenses	7,888	8,097	(209)	(2.6)%
Total Other expenses	34,509	34,725	(216)	(0.6)%
Transformation Strategy Costs	(109)	(98)	(11)	11.2 %
Gain on Divestiture of Coyote	156	—	156	N/A
One-Time Payment for International Regulatory Matter	(88)	—	(88)	N/A
Goodwill and Asset Impairment Charges	(108)	(236)	128	(54.2)%
Expense for Regulatory Matter	(45)	—	(45)	N/A
Non-GAAP Adjusted Total Other Expenses	$ 34,315	$ 34,391	$ (76)	(0.2)%
Total Operating Expenses	$ 82,602	$ 81,817	$ 785	1.0 %
Non-GAAP Adjusted Total Operating Expenses	$ 82,176	$ 81,085	$ 1,091	1.3 %
Currency (Benefit) / Cost - (in millions)*			(152)	

* Amount represents the change in currency translation compared to the prior year.

	Year Ended December 31,		Change	
	2024	**2023**	**$**	**%**
Non-GAAP Adjustments to Operating Expenses (in millions):				
Transformation Strategy Costs				
Compensation	$ 21	$ 19	$ 2	10.5 %
Benefits	192	318	(126)	(39.6)%
Other expenses	109	98	11	11.2 %
Total Transformation Strategy Costs	322	435	(113)	(26.0)%
Gain on Divestiture of Coyote				
Other expenses	(156)	—	(156)	N/A
One-Time Payment for International Regulatory Matter				
Other expenses	88	—	88	N/A
Goodwill and Asset Impairment Charges				
Other expenses	108	236	(128)	(54.2)%
One-Time Compensation Payment				
Benefits	—	61	(61)	(100.0)%
Expense for Regulatory Matter				
Other expenses	45	—	45	N/A
Multiemployer Pension Plan Withdrawal Expense				
Benefits	19	—	19	N/A
Total Non-GAAP Adjustments to Operating Expenses	$ 426	$ 732	$ (306)	(41.8)%

Compensation and Benefits

Total compensation and benefits, and total non-GAAP adjusted compensation and benefits, increased.

Compensation costs, and non-GAAP adjusted compensation costs, both increased $1.1 billion. The principal factors contributing to the overall increase were:

- Direct labor costs increased $1.2 billion. Contractual wage rate increases for our U.S. union workforce resulted in an increase in costs of $793 million. Increased seniority within our union workforce contributed $300 million of the increase. We expect wage rate growth to moderate during 2025 in accordance with the terms of our IBT contract. Additionally, labor costs in our air operations increased by $128 million associated with increases in our U.S. air cargo volume.

- Management compensation costs decreased $127 million due to lower overall headcount, partially offset by higher incentive compensation expense.

Benefits costs decreased $77 million, and on a non-GAAP adjusted basis increased $91 million. The principal factors contributing to the overall changes were:

- Workers' compensation expense decreased $228 million due to favorable developments in prior year claims.

- Accruals for paid time off, payroll taxes and other costs increased $158 million, primarily due to contractual wage rate growth in the first half of the year.

- Health and welfare costs increased $149 million, driven by increased contributions to multiemployer plans as a result of contractually-mandated rate increases.

- Pension and other postretirement benefits costs increased $19 million, driven by a 2024 expense related to a withdrawal from a multiemployer pension plan in the United States. On a non-GAAP adjusted basis, pension and other postretirement benefits costs remained relatively flat.

- Other employee benefits expense decreased $174 million due to higher separation costs incurred in 2023. On a non-GAAP adjusted basis, other employee benefits expense remained relatively flat.

Non-GAAP adjusted operating expenses exclude the impact of costs incurred under certain of our transformation strategy programs, Fit to Serve and Transformation 2.0, as well as expense related to a withdrawal from a multiemployer pension plan, and primarily impacted other employee benefits expense and related payroll tax expense as discussed above. Compensation and benefit expenses for these items for 2024 were $232 million. These costs decreased by $105 million as compared to 2023. During 2023, non-GAAP adjusted operating expenses excluded costs incurred under certain of our transformation strategy programs, and a one-time compensation payment. See Supplemental Information - Items Affecting Comparability for additional discussion.

Repairs and Maintenance

Repairs and maintenance expense increased, primarily attributable to a $59 million increase in routine repairs to buildings and facilities. Expense also increased for aircraft maintenance, due to the timing of required engine maintenance, and for ground equipment maintenance as a result of increased driving miles.

Depreciation and Amortization

Depreciation expense increased $243 million as a result of facility automation and expansion projects aligned with our strategic objectives. Amortization expense for capitalized software investments increased as a result of further technology investments, and we recorded additional amortization expense for intangible assets arising from the acquisitions of MNX Global Logistics and Happy Returns in 2023.

Purchased Transportation

Third-party transportation expense charged to us by air, ocean and ground carriers decreased by $51 million. The decreases were primarily driven a decrease of $788 million from the disposition of Coyote in September 2024, which also experienced volume declines and lower market rates prior to divestiture.

This decrease was partly offset by the impact of an increase in delivery costs related to volume growth in our SurePost product ($213 million), the acquisition of MNX Global Logistics ($174 million), volume growth in our mail services business ($146 million) and increases in our healthcare subsidiaries ($106 million) attributable to both volume and rates. The remaining movement within purchased transportation related to increases in expense attributable to market rates in our freight forwarding business ($99 million).

Fuel

The decrease in fuel expense was mainly attributable to lower prices for jet fuel, diesel and gasoline, which more than offset expense increases driven by volume growth. Market prices and the manner in which we purchase fuel influence our costs. The majority of our fuel purchases utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. While many of the indices are correlated, each index may respond differently to changes in underlying prices, which in turn can drive variability in our costs.

Other Occupancy

Other occupancy expense increased, primarily due to increases in property rents. A reduction in certain rebates and increases to temporary structural costs also contributed to the increase.

Other Expenses

Other expenses decreased $209 million, and on a non-GAAP adjusted basis other expenses decreased $67 million. The principal factors contributing to the decreases were:

- Vehicle lease expense decreased $124 million due to the impact of network optimization efforts and volume declines in the first quarter.

- A reduction in outsourcing and consulting fees of $112 million, driven by a decrease in project-based engagements.

- Other gains and losses decreased $260 million. During 2024, a $77 million net gain was driven by a $156 million gain from the divestiture of Coyote offset by expense from disposal of other assets during the year. During 2023, a $183 million net expense was primarily driven by asset impairment charges.

- Credit losses increased $106 million as a result of changes in the composition of our accounts receivable and specific customer matters.

- Commissions paid increased $114 million primarily due to growth in our Digital Access Program.

Other expense changes included higher costs for software and an increase related to airline operations, primarily due to increased flight activity in the fourth quarter. These were offset by lower marketing and advertising costs.

Non-GAAP adjusted operating expenses exclude the impact of:

- Transformation strategy costs of $109 million, an increase of $11 million when compared to 2023.

- Goodwill and asset impairment charges of $108 million, a decrease of $128 million when compared to 2023. In 2024 we recorded $60 million of asset impairment charges related to healthcare operations IT systems and fixed assets. We also incurred a $41 million pre-tax charge to write down the value of certain trade names acquired as part of our acquisition of Bomi Group as we consolidated our brands and a $7 million pre-tax impairment charge related to software licenses. In 2023, we recorded $125 million of impairment charges primarily relating to our Roadie and Delivery Solutions reporting units, as well as a $111 million impairment related to a tradename.

- We made a $45 million payment related to a regulatory matter and $94 million payment, including interest, to settle a previously-disclosed international regulatory matter, both in the first half of 2024. We recorded a pre-tax gain of $156 million in connection with the divestiture of Coyote. We did not have any similar charges in 2023.

We expect to incur additional other expenses under our Fit to Serve and Transformation 2.0 programs during 2025 as we complete these programs. We expect to incur additional costs under our Network Reconfiguration and *Efficiency Reimagined* initiatives during 2025. See "Supplemental Information - Items Affecting Comparability" for additional discussion.

Other Income and (Expense)

The following table sets forth investment income (expense) and other and interest expense for the years ended December 31, 2024 and 2023 (in millions):

| | Year Ended December 31, | | Change | |
	2024	2023	$	%
Investment Income (Expense) and Other	$ (160)	$ 219	$ (379)	N/A
Defined Benefit Pension and Postretirement Medical Plan Loss	665	359	306	85.2 %
Non-GAAP Adjusted Investment Income (Expense) and Other	$ 505	$ 578	$ (73)	(12.6)%
Interest Expense	$ (866)	$ (787)	$ (79)	10.0 %
Interest Expense Associated with One-Time Payment for International Regulatory Matter	6	—	6	N/A
Non-GAAP Adjusted Interest Expense	$ (860)	$ (787)	$ (73)	9.3 %
Total Other Income and (Expense)	$ (1,026)	$ (568)	$ (458)	80.6 %
Total Non-GAAP Adjusted Other Income and (Expense)	$ (355)	$ (209)	$ (146)	69.9 %

Investment Income (Expense) and Other

Investment income (expense) and other decreased $379 million. Remeasurements of our defined benefit plans resulted in a $665 million mark-to-market loss in 2024 compared to a $359 million loss in 2023. Excluding the impact of these remeasurements, non-GAAP adjusted investment income (expense) and other decreased $73 million, driven by lower average invested balances and year-over-year changes in certain non-current investments, partially offset by a reduction in foreign currency losses.

Interest Expense

Interest expense increased primarily due to higher interest rates on new debt issuances in 2024.

Income Tax Expense

The following table sets forth income tax expense and our effective tax rate for the years ended December 31, 2024 and 2023 (in millions):

	Year Ended December 31,		Change	
	2024	2023	$	%
Income Tax Expense:	$ 1,660	$ 1,865	$ (205)	(11.0)%
Income Tax Impact of:				
Transformation Strategy Costs:				
Transformation 1.0	—	3	(3)	(100.0)%
Transformation 2.0				
Spans and Layers	—	21	(21)	(100.0)%
Business Portfolio Review	7	15	(8)	(53.3)%
Financial Systems	13	10	3	30.0 %
Other Initiatives	—	1	(1)	(100.0)%
Transformation 2.0 Total	20	47	(27)	(57.4)%
Fit to Serve	49	52	(3)	(5.8)%
Network Reconfiguration and Efficiency Reimagined	8	—	8	N/A
Total Transformation Strategy Costs	77	102	(25)	(24.5)%
Gain on Divestiture of Coyote	(4)	—	(4)	N/A
One-Time Payment for International Regulatory Matter	—	—	—	N/A
Goodwill and Asset Impairment Charges	27	43	(16)	(37.2)%
One-Time Compensation Payment	—	15	(15)	(100.0)%
Expense for Regulatory Matter	—	—	—	N/A
Multiemployer Pension Plan Withdrawal Expense	5	—	5	N/A
Defined Benefit Pension and Postretirement Medical Plan Loss	159	85	74	87.1 %
Non-GAAP Adjusted Income Tax Expense	$ 1,924	$ 2,110	$ (186)	(8.8)%
Effective Tax Rate	22.3 %	21.8 %		
Non-GAAP Adjusted Effective Tax Rate	22.5 %	21.8 %		

For additional information on income tax expense and our effective tax rate, see note 15 to the audited, consolidated financial statements.

Liquidity and Capital Resources

We deploy a disciplined and balanced approach to capital allocation, including returns to shareowners through dividends and share repurchases. As of December 31, 2024, we had $6.3 billion in cash, cash equivalents, and marketable securities. We believe that these positions, expected cash from operations, access to commercial paper programs and capital markets and other available liquidity options will be adequate to fund our material short- and long-term cash requirements, including our business operations, planned capital expenditures, anticipated pension contributions, planned and potential acquisitions, debt obligations and planned shareowner returns. We regularly evaluate opportunities to optimize our capital structure, including through issuances of debt to refinance existing debt and to fund operations.

Cash Flows From Operating Activities

The following is a summary of the significant sources (uses) of cash from operating activities (in millions):

	2024	2023
Net income	$ 5,782	$ 6,708
Non-cash operating activities[1]	5,622	5,437
Pension and postretirement medical benefit plan contributions (Company-sponsored plans)	(1,524)	(1,393)
Hedge margin receivables and payables	(90)	(444)
Income tax receivables and payables	313	(294)
Changes in working capital and other non-current assets and liabilities	33	366
Other operating activities	(14)	(142)
Net cash from operating activities	$ 10,122	$ 10,238

[1] Represents depreciation and amortization, gains and losses on derivative transactions and foreign currency exchange, deferred income taxes, allowances for expected credit losses, pension and postretirement medical benefit plan (income) expense, stock compensation expense, changes in casualty self-insurance reserves, goodwill and other asset impairment charges and other non-cash items.

Net cash from operating activities decreased $116 million in 2024, driven by the following:

- The reduction in net income.

- Increased 401(k) plan contributions.

The decreases were partially offset by:

- An increase in our U.S income tax position as a result of the tax deferral related to Hurricane Helene.

- A payment in 2023 for deferred employer payroll taxes that did not repeat.

- A favorable reduction in hedge margin collateral outflows, driven by changes in the fair value of derivative contracts used in our currency hedging programs and an increase in the threshold at which we exchange collateral with counterparties.

Cash payments for income taxes were $1.3 and $2.0 billion for the years ended December 31, 2024 and 2023, respectively, with the decrease corresponding to the tax deferral related to Hurricane Helene and the reduction in net income.

As of December 31, 2024 approximately $2.5 billion of our total worldwide holdings of cash, cash equivalents and marketable securities were held by foreign subsidiaries. The amount of cash, cash equivalents and marketable securities held by our U.S. and foreign subsidiaries fluctuates throughout the year due to a variety of factors, including the timing of cash receipts, strategic operating needs and disbursements in the normal course of business. Cash provided by operating activities in the U.S. continues to be our primary source of funds to finance our business operations, planned capital expenditures, pension contributions, potential and planned acquisitions, transformation strategy costs, debt obligations and planned shareowner returns. All cash, cash equivalents and marketable securities held by foreign subsidiaries are generally available for distribution to the U.S. without any U.S. federal income taxes. Any such distributions may be subject to foreign withholding and U.S. state taxes. When amounts earned by foreign subsidiaries are expected to be indefinitely reinvested, no accrual for taxes is provided.

Cash Flows From Investing Activities

Our primary sources (uses) of cash from investing activities for the years ended December 31, 2024 and 2023 were as follows (in millions):

	2024		2023	
Net cash used in investing activities	$	(217)	$	(7,133)
Capital Expenditures:				
Buildings, facilities and plant equipment	$	(1,563)	$	(2,211)
Aircraft and parts		(742)		(585)
Vehicles		(779)		(1,485)
Information technology		(825)		(877)
Total Capital Expenditures[1]:	$	(3,909)	$	(5,158)
Capital Expenditures as a % of revenue		4.3 %		5.7 %
Other Investing Activities:				
Proceeds from disposals of businesses, property, plant and equipment	$	1,115	$	193
Net (purchases)/sales and maturities of marketable securities	$	2,672	$	(820)
Acquisitions, net of cash acquired	$	(71)	$	(1,329)
Other investing activities	$	(24)	$	(19)

[1] In addition to capital expenditures of $3.9 and $5.2 billion for the years ended December 31, 2024 and 2023, respectively, there were principal repayments of finance lease obligations of $136 and $126 million in these years, respectively. These are included in cash flows from financing activities.

In 2024, capital expenditures were $3.9 billion and approximately $1.3 billion was spent related to projects which support our environmental sustainability goals. Total capital expenditures decreased in 2024 compared to 2023 as a result of:

- Reduced spending on buildings, facilities and plant equipment, as we continued our Network of the Future initiative.

- Vehicle expenditure decreases, driven by sufficient vehicle counts from the prior year.

- Decreased technology expenditures driven by the renewal of software licenses in 2023 that did not repeat.

- Partially offset by increased aircraft expenditures driven by higher payments on open aircraft orders and the timing of final deliveries of aircraft.

In 2024, in connection with the divestiture of Coyote, we received net cash proceeds of $1.002 billion.

We received cash proceeds of $2.7 billion from the sale of marketable securities during 2024 due to the liquidation of our portfolio to provide additional resources for short-term and strategic operating needs.

Cash paid for acquisitions in 2024 primarily related to reacquired development area rights for The UPS Store. In 2023 we acquired MNX Global Logistics and Happy Returns, and reacquired development areas for The UPS Store. Cash used in other investing activities supported non-current investments and purchase contract deposits.

We have commitments for pending acquisitions and for the purchase of aircraft, vehicles, equipment and real estate to provide for the replacement and enhancement of existing capacity and targeted growth. We regularly evaluate opportunities for cost effective financing of assets in order to reduce our capital spending. Future capital spending will depend on a variety of factors, including economic and industry conditions, and financing alternatives. Our 2025 investment program anticipates investments in technology initiatives and enhanced network capabilities, including approximately $0.5 billion of projects to support our environmental sustainability goals. It also provides for maintenance of buildings, facilities and equipment and replacement of certain aircraft within our fleet. We currently expect our capital expenditures will be approximately $3.5 billion in 2025, of which approximately 80 percent will be allocated to network enhancement projects and other technology initiatives.

Cash Flows From Financing Activities

Our primary sources (uses) of cash for financing activities were as follows (amounts in millions, except per share data):

	2024	2023
Net cash used in financing activities	$ (6,850)	$ (5,534)
Share Repurchases:		
Cash paid to repurchase shares	$ (500)	$ (2,250)
Number of shares repurchased	(3.9)	(12.8)
Shares outstanding at year end	854	853
Dividends:		
Dividends declared per share	$ 6.52	$ 6.48
Cash paid for dividends	$ (5,399)	$ (5,372)
Borrowings:		
Net borrowings (repayments) of debt principal	$ (974)	$ 2,272
Other Financing Activities:		
Cash received for common stock issuances	$ 232	$ 248
Other financing activities	$ (209)	$ (432)
Capitalization:		
Total debt outstanding at year end	$ 21,284	$ 22,264
Total shareowners' equity at year end	16,743	17,314
Total capitalization	$ 38,027	$ 39,578

We repurchased 3.9 and 12.8 million shares of class B common stock for $500 million and $2.3 billion under our stock repurchase program for the years ended December 31, 2024 and 2023, respectively. On February 3, 2025, we entered into an accelerated share repurchase agreement for $1.0 billion worth of shares. This agreement is expected to settle in the first quarter of 2025. We do not anticipate further share repurchases in 2025. For additional information on our share repurchase activities, see note 12 to the audited, consolidated financial statements.

The declaration of dividends is subject to the discretion of the Board and will depend on various factors, including our net income, financial condition, cash requirements, future prospects and other relevant factors. We paid quarterly cash dividends of $1.63 and $1.62 per share in 2024 and 2023, respectively. On February 5, 2025, our Board declared a dividend of $1.64 per share, which is payable on March 6, 2025 to shareowners of record on February 18, 2025.

For the years ended December 31, 2024 and 2023, dividends reported within shareowners' equity include $195 and $239 million, respectively, of non-cash dividends that were settled in shares of class A common stock.

Issuances of debt in 2024 consisted of borrowings of fixed- and floating-rate senior notes. The principal balances of the senior notes are as follows:

- $900 million 5.150% senior notes due 2034;
- $1.1 billion 5.500% senior notes due 2054;
- $600 million 5.600% senior notes due 2064; and
- $213 million floating rate senior notes due 2074.

Issuances of debt in 2023 consisted of borrowings under our commercial paper program and fixed- and floating-rate senior notes. The principal balances of the senior notes are as follows:

- $900 million 4.875% senior notes due 2033;
- $1.1 billion 5.050% senior notes due 2053; and
- $529 million floating rate senior notes due 2073.

Repayments of debt in 2024 included $2.2 billion of short- and long-term commercial paper and scheduled principal payments on our finance lease obligations. We also repaid the following notes at maturity:

- C$750 million 2.125% senior notes;

- $500 million 2.800% senior notes; and

- $400 million 2.200% senior notes.

Repayments of debt in 2023 included $23 million of debt assumed in the Bomi Group acquisition, scheduled principal payments on our finance lease obligations and reductions in our commercial paper balances. We also repaid the following notes at maturity:

- $1.0 billion 2.500% senior notes;

- €700 million 0.375% senior notes; and

- $500 million floating rate senior notes.

The amount of commercial paper outstanding fluctuates based on daily liquidity needs. The following is a summary of our commercial paper program (in millions):

	Outstanding balance at year end ($)		Average balance outstanding ($)	Average interest rate
USD				
2024	$	—	$ 208	5.26 %
2023	$	2,172	$ 417	5.45 %

As of December 31, 2024, we had no outstanding balances under our U.S. or European commercial paper program. We had no outstanding balances under our European commercial paper programs as of December 31, 2023.

We have $1.7 billion of USD and EUR fixed-rate senior notes that mature in 2025. We intend to repay or refinance these amounts when due. We consider the overall fixed and floating interest rate mix of our portfolio and the related overall cost of borrowing when planning for future issuances and non-scheduled repayments of debt.

Other financing activities included cash used to repurchase shares to satisfy tax withholding obligations on vested employee stock awards. Cash outflows for this purpose were $200 and $402 million for the years ended December 31, 2024 and 2023, respectively. The decrease was due to changes in required repurchase amounts.

Except as disclosed in note 9 to the audited, consolidated financial statements, we do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on our financial condition or liquidity.

Sources of Credit

See note 9 to the audited, consolidated financial statements for a discussion of our available credit and our debt covenants.

Contractual Commitments

We have material cash requirements for known contractual obligations and commitments in the form of finance leases, operating leases, debt obligations, purchase commitments and certain other liabilities that are disclosed in the notes to the audited, consolidated financial statements and discussed below. We expect to fund these obligations and other discretionary payments, including expected returns to shareowners, primarily through cash from operations.

We anticipate making discretionary contributions to our company-sponsored U.S. defined benefit pension and postretirement medical benefit plans of approximately $1.3 billion in 2025, which are included within *Expected employer contributions to plan trusts* shown in note 5 to the audited, consolidated financial statements. There are currently no anticipated minimum required cash contributions to our qualified U.S. pension plans in 2025. The amount of any minimum funding requirement, as applicable, for these plans could change significantly in future periods depending on many factors, including plan asset returns, discount rates, other actuarial assumptions, changes to pension plan funding regulations and the discretionary contributions that we make. Actual contributions made in future years could materially differ and consequently required minimum contributions beyond 2025 cannot be reasonably estimated. We expect contributions to the UPS 401(k) Savings Plan to be approximately $614 million in 2025.

As discussed in note 6 to the audited, consolidated financial statements, we are not currently subject to any surcharges or minimum contributions outside of our agreed-upon contractual rates with respect to the multiemployer pension and health and welfare plans in which we participate. Contribution rates to these multiemployer pension and health and welfare plans are established through the collective bargaining process.

We have outstanding letters of credit and surety bonds that are discussed in note 9 to the audited, consolidated financial statements. Additionally, we have $1.7 billion of fixed-rate USD and EUR senior notes that mature in 2025. We intend to repay or refinance these amounts when due. Estimated future interest payments on our outstanding debt total approximately $16.7 billion. This amount was calculated using the contractual interest payments due on our fixed- and variable-rate debt based on interest rates as of December 31, 2024. For debt denominated in a foreign currency, the U.S. Dollar equivalent principal amount of the debt at the end of the year was used as the basis to project future interest payments.

Annual principal payments on our long-term debt, and purchase commitments for certain capital expenditures and pending acquisitions are also set out in note 9 to the audited, consolidated financial statements. Included within these purchase commitments are firm commitments to purchase 25 new Boeing 767-300 aircraft expected to be delivered between 2025 and 2027. We are evaluating available financing alternatives with respect to the acquisition of these aircraft.

In addition to purchase commitments, we have other contractual agreements including equipment rentals, software licensing and commodity contracts.

Our finance lease obligations, including purchase options that are reasonably certain to be exercised, relate primarily to leases on aircraft and real estate. These obligations, together with our obligations under operating leases are set out in note 11 to the audited, consolidated financial statements.

Under provisions of the Tax Cuts and Jobs Act, we elected to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries over eight years. The remaining balance will be paid in 2025 and 2026. Additionally, we have uncertain tax positions that are further discussed in note 15 to the audited, consolidated financial statements.

Contingencies

See note 5 and note 15 to the audited, consolidated financial statements for a discussion of pension-related matters and income-tax-related matters, respectively. See note 10 for a discussion of judicial proceedings and other matters arising from the conduct of our business activities.

Collective Bargaining Agreements

Status of Collective Bargaining Agreements

See note 6 to the audited, consolidated financial statements for a discussion of the status of collective bargaining agreements and "Risk Factors - Business and Operating Risks - Strikes, work stoppages or slowdowns by our employees could materially adversely affect us" in Part I, Item 1A of this report.

Multiemployer Benefit Plans

We contribute to a number of multiemployer pension and health and welfare plans under the terms of collective bargaining agreements that cover our union-represented employees. These agreements set forth the annual contribution rate increases for the plans that we participate in.

New Accounting Pronouncements

Recently Adopted Accounting Standards

See note 1 to the audited, consolidated financial statements for a discussion of recently adopted accounting standards.

Accounting Standards Issued But Not Yet Effective

See note 1 to the audited, consolidated financial statements for a discussion of accounting standards issued, but not yet effective.

Critical Accounting Estimates

The amounts of assets, liabilities, revenue and expenses reported in our financial statements are affected by estimates and judgments that are necessary to comply with GAAP, including fair value measurements. We develop our estimates and judgments based on prior experience, current trends, and various other assumptions. For estimates that involve fair value measurements, we consider the fair value hierarchy under ASC Topic 820. We also engage outside specialists as necessary to assist us in development our estimates. Actual results could differ materially from our estimates, which would affect the related amounts reported in our consolidated financial statements. While estimates and judgments are applied in arriving at many reported amounts, we believe that the following areas involve a higher degree of judgment and complexity and represent critical accounting estimates.

Contingencies

From time to time, we are involved in various judicial proceedings and other matters arising from the conduct of our business that result in exposure to various contingent liabilities. The events that may impact our contingent liabilities are often unique and generally are not predictable. At the time a contingency is identified, we consider all relevant facts as part of our evaluation. We apply judgment when establishing a range of reasonably possible losses arising from contingencies. Our judgment is influenced by our understanding of currently available information and potential outcomes of these actions, including the advice from our internal counsel, external counsel and other senior management.

We accrue amounts associated with judicial proceedings and other contingencies when and to the extent a loss becomes probable and can be reasonably estimated. For such accruals, we record the amount we consider to be the best estimate within a range of potential losses; however, when there appears to be a range of equally possible losses, our accrual is at the low end of this range. The likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a reasonable estimate of the loss or a range of potential losses may not be practicable based on the information available. Additionally, events may arise that were not anticipated and, as a result, the outcome of a contingency may result in a loss that differs materially from our previously estimated liability. Except as disclosed in note 10 to the audited, consolidated financial statements, contingent losses that were probable and estimable were not material to our financial position or results of operations as of, or for the year ended, December 31, 2024. In addition, we have certain contingent liabilities that have not been recognized as of, or for the year ended, December 31, 2024, because a loss was not reasonably estimable. Contingent obligations relating to income taxes and self-insurance are discussed below.

Goodwill and Intangible Asset Impairments

We test goodwill and indefinite-lived intangible assets for impairment annually as of July 1, or more frequently if circumstances require. We assess goodwill for impairment at the reporting unit level. The determination of reporting units requires judgment, and if we changed the definition of our reporting units, it is possible that we would have reached different conclusions when performing our impairment tests. Changes in our management structure or business acquisitions may result in changes to our reporting units. Based on our review of managerial realignments, which occurred as of October 1, 2024, we determined that our MNX Global Logistics and Marken businesses are now within a single operating segment and based on criteria in ASC Topic 350 also represent a single reporting unit. We performed impairment analyses as of October 1, 2024, reflective of our reporting unit structures before and after the reporting unit change, and did not identify impairment of goodwill in connection therewith.

We initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, or at our election, we quantitatively assess the fair value of a reporting unit to test goodwill for impairment. This assessment uses a combination of income and market approaches to develop an estimate of reporting unit fair value. The income and market approaches consider both entity-specific and observable market information under the fair value hierarchy in ASC Topic 820 and changes in, or additions to, available information may affect the assumptions we use in estimating fair value.

- The income approach uses a discounted cash flow ("DCF") model, which requires us to make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs, capital expenditures, working capital, long-term growth rates and the cost of capital. During periods of time in which macroeconomic conditions are uncertain or volatile, these assumptions are subject to a greater degree of uncertainty. We are also required to make assumptions relating to our overall business and operating strategy, and the regulatory and market environment. Changes in any of our assumptions could significantly impact the fair value of one or more of our reporting units. The projections that we use in our DCF model are updated annually, or more often if necessary, and will change over time based on the historical performance and changing business conditions for each of our reporting units.

- The market approach uses observable market data of comparable public companies to estimate fair value utilizing financial metrics (such as enterprise value to net sales). We apply judgment to select appropriate comparison companies based on the business operations, size and operating results of our reporting units. Changes to our selection of comparable companies or market multiples may result in changes to the estimates of fair value of our reporting units.

In 2024, we performed our annual goodwill impairment testing using both qualitative and quantitative methods. As of our July 1 testing date, we concluded the fair value of each reporting unit exceeded its carrying value; however, three reporting units (Roadie, Global Freight Forwarding, and Global Logistics and Distribution) exhibited limited excess of fair value and thus reflect a greater risk of impairment occurring in future periods. Approximately $1.1 billion of our consolidated goodwill balance of $4.3 billion is represented by these three reporting units.

In addition to forecasted and actual business performance, our valuation estimates are most sensitive to changes in cost of capital. For the reporting units we have identified as having limited cushion above, if the cost of capital were increased by 100 basis points or our projected cash flows were reduced by 10 percent, it is reasonably possible that these reporting units would be impaired. We believe the fair values of our Roadie, Global Freight Forwarding, and Global Logistics and Distribution reporting units continue to exceed their respective carrying values. However, if the businesses do not meet forecasts or cost of capital requirements increase, we may incur future impairment charges. We continue to monitor all of our reporting units between annual testing dates.

We did not record any goodwill impairments during 2024. During 2023, we recorded goodwill impairment charges of $56 million related to Roadie and $61 million related to Delivery Solutions. The Delivery Solutions impairment represented all of the goodwill associated with this reporting unit. These charges are included within *Other expenses* in the statement of consolidated income. We did not incur any goodwill impairment charges in 2022.

Our finite-lived intangible assets are amortized over their estimated useful lives. These assets are tested for impairment as part of asset groups that may include other long-lived assets. See "Critical Accounting Estimates – Depreciation, Residual Value and Impairment of Property, Plant and Equipment" for a discussion of estimates impacting asset groups. In addition, a reduction in expected useful life, or a decision to sell or abandon an intangible asset before the end of its useful life, may increase amortization expense, which could have a material impact on our results of operations. As a result of our strategic actions under our *Efficiency Reimagined* initiatives, we are reviewing our software application infrastructure and expect that as result of this review, it is reasonably possible that revisions to the useful lives of certain finite-lived intangible assets will occur in future periods. See note 7 to the audited, consolidated financial statements for a discussion of finite-lived intangible asset impairments.

Self-Insurance Accruals

We base self-insurance reserves on actuarial estimates, which are determined with the assistance of a third-party actuary through a complex process that includes the application of various actuarial methods and assumptions. The process incorporates actual loss experience and judgments about expected future development based on historical experience, recent and projected trends in claim frequency and severity, changes in the level of risk retained under our programs and changes in claims handling practices, among other factors.

Workers' compensation, automobile liability and general liability insurance claims may take a number of years to resolve. Consequently, actuarial estimates are required to project the ultimate cost that will be incurred to resolve a claim. Several factors can affect the actual cost, or severity, of a claim, including:

- Risk retention limits;
- Length of time a claim remains open;
- Trends in healthcare and litigation costs;
- Results of any related litigation; and
- Changes in legislation.

Furthermore, claims may emerge in future years for events that occurred in a prior policy period at a rate that differs from actuarial projections. All these factors can result in revisions to actuarial projections and produce a material difference between estimated and actual operating results.

Due to the complexity and inherent uncertainty associated with the estimation of our workers' compensation, automobile and general claims liabilities, the third-party actuary develops a range of expected losses. We believe our estimated reserves for such claims are adequate; however, actual experience in claims frequency and/or severity of claims could materially differ from our estimates and affect our results of operations.

We also sponsor several health and welfare insurance plans for our employees. Liabilities and expenses related to these plans are based on estimates of the number of employees and eligible dependents covered under the plans, global health events, anticipated utilization by participants and overall trends in medical costs and inflation. We believe our estimates are reasonable and appropriate. Actual experience may differ materially from these estimates and, therefore, produce a material difference between estimated and actual operating results.

Self-insurance reserves as of December 31, 2024 and 2023 were as follows (in millions):

	2024	2023
Current self-insurance reserves	$ 1,086	$ 1,320
Non-current self-insurance reserves[1]	1,895	1,626
Total self-insurance reserves	**$ 2,981**	**$ 2,946**

[1] Included within *Other Non-Current Liabilities* in our consolidated balance sheets.

Our total reserves related to prior year claims decreased by $144 million in 2024 and increased by $39 million in 2023 as a result of changes in estimated claim costs. A five percent deterioration or improvement in both the assumed claim severity and claim frequency rates used to estimate our self-insurance reserves would result in an increase or a decrease, respectively, of approximately $300 million in our reserves and expenses as of, and for the year ended, December 31, 2024.

Pension and Other Postretirement Medical Benefits

Our pension and postretirement medical benefit costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, healthcare cost trend rates, inflation, compensation increases, expected returns on plan assets, mortality rates, regulatory requirements and other factors. The assumptions utilized in recording the obligations under our plans represent our best estimates. We believe that they are reasonable based on historical experience and performance, as well as factors that might cause future expectations to differ from past trends.

Differences in actual experience or changes in assumptions may affect our pension and postretirement medical benefit obligations and future expenses. The primary factors contributing to actuarial gains and losses each year are:

- Changes in the discount rate used to value pension and postretirement medical benefit obligations as of the measurement date;

- Differences between expected and actual returns on plan assets;

- Changes in demographic assumptions, including mortality;

- Differences in participant experience from demographic assumptions; and

- Changes in coordinating benefits with plans not sponsored by UPS.

We recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of a corridor (defined as 10% of the greater of the fair value of plan assets or the plan's' projected benefit obligation) immediately within income upon remeasurement of a plan. Other components of pension expense (referred to as "net periodic benefit cost"), primarily service and interest costs and the expected return on plan assets, are reported on a quarterly basis.

The following sensitivity analysis shows the impact of a 25 basis point change in the assumed discount rate and return on assets for our pension and postretirement benefit plans, and the resulting increase (decrease) in our obligations and expense as of, and for the year ended, December 31, 2024 (in millions):

Pension Plans	25 Basis Point Increase		25 Basis Point Decrease	
Discount Rate:				
Effect on ongoing net periodic benefit cost	$	(16)	$	16
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor		(583)		592
Effect on projected benefit obligation		(1,420)		1,496
Return on Assets:				
Effect on ongoing net periodic benefit cost[1]		(112)		112
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor[2]	$	(55)	$	55
Postretirement Medical Benefit Plans				
Discount Rate:				
Effect on ongoing net periodic benefit cost	$	2	$	(2)
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor		—		—
Effect on accumulated postretirement benefit obligation		(31)		35
Healthcare Cost Trend Rate:				
Effect on ongoing net periodic benefit cost		1		(1)
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor		—		—
Effect on accumulated postretirement benefit obligation	$	8	$	(9)

[1] Amount calculated based on 25 basis point increase / decrease in the expected return on assets.
[2] Amount calculated based on 25 basis point increase / decrease in the actual return on assets.

Refer to note 5 to the audited, consolidated financial statements for information on our potential liability for coordinating benefits related to the Central States Pension Fund.

Depreciation, Residual Value and Impairment of Property, Plant and Equipment

As of December 31, 2024, we had $37.2 billion of net property, plant and equipment, the most significant category of which was aircraft. In accounting for property, plant and equipment, we make estimates of the expected useful lives and residual values to arrive at depreciation expense. We evaluate the useful lives of our property, plant and equipment based on our usage, maintenance and replacement policies, and taking into account physical and economic factors that may affect the useful lives of the assets. A reduction in expected useful life, or a decision to sell or abandon a long-lived asset before the end of its useful life, may increase depreciation expense. Our accounting policy for property, plant and equipment is set out in note 1 to the audited, consolidated financial statements.

We monitor our long-lived asset groups for indicators of impairment which may include, but are not limited to, a significant change in the extent to which an asset is utilized and operating or cash flow losses associated with the asset group. If circumstances are present that indicate the carrying value of our long-lived asset groups may not be recoverable, we perform impairment testing at the asset group level.

Asset groups represent the lowest level at which independent cash flows can be identified. Determining asset groups requires judgment and changes in the way asset groups are defined could have a material impact on the results of impairment testing. We evaluate long-lived assets within our global small package operations at a network level given the cash flows associated with individual assets therein are not independent. We perform recoverability testing by comparing the undiscounted cash flows of the asset group to its carrying value. If the carrying amount of the asset group is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals, as appropriate. Details of long-lived asset impairments are included in note 4 to the audited, consolidated financial statements.

In estimating the useful lives and expected residual values of aircraft, which we evaluate at the network level, we consider actual experience with the same or similar aircraft types, multi-year volume projections for our air products and the types of aircraft required to efficiently operate our network. We routinely monitor the utilization of our assets and volume levels. These temporary fluctuations in volume have in the past and are expected to continue to result in the temporary idling of aircraft to better match our capacity with demand. Temporarily idled assets are classified as held-and-used, and we continue to record depreciation expense for these assets. As a result of the reduction in air volumes experienced during 2024, we temporarily idled 12 aircraft for an average of approximately six months. As of December 31, 2024 all of these aircraft had re-entered operational service. Based on current volume projections, we anticipate that certain aircraft may be temporarily idled during part of 2025 as part of our normal operations and will return to service.

During the first quarter of 2025 and in anticipation of volume decreases with our largest customer, we began a reconfiguration of our U.S. network which is expected to lead to an excess of aircraft, vehicles and buildings. It is reasonably possible that these actions may result in reductions to the expected useful lives of certain assets, including early retirement, and related increases in depreciation expense during future periods. In addition, revisions to the salvage values of aircraft and other assets have in the past and may in the future result in impairment charges or increased depreciation expense. We have not yet identified the specific assets that will be impacted by our network reconfiguration.

In addition to our network reconfiguration, revisions to estimates of useful lives and residual values could also be caused by changes to our maintenance programs, governmental regulations, operational intentions, or market prices. We periodically evaluate our estimates and assumptions, and adjust them, as necessary, on a prospective basis through depreciation expense. Refer to note 4 for further considerations.

Fair Value Measurements

In the normal course of business, we hold and issue financial instruments that contain elements of market risk, including derivatives, marketable securities and debt. Certain of these financial instruments are required to be recorded at fair value, principally derivatives, marketable securities and certain other investments. These financial instruments are measured and reported at fair value on a recurring basis based upon a fair value hierarchy (Levels 1, 2 and 3). Fair values are based on listed market prices (Level 1), when such prices are available. To the extent that listed market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations (Level 2). If listed market prices or other relevant factors are not available, inputs are developed from unobservable data reflecting our own assumptions and include situations where there is little or no market activity for the asset or liability (Level 3). Certain financial instruments, including over-the-counter derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit spreads and yield curve volatility factors. Changes in the fixed income, foreign currency exchange and commodity markets will impact our estimates of fair value in the future, potentially affecting our results of operations. Further information on our accounting policies relating to fair value measurements can be found in note 1 to the audited, consolidated financial statements.

As of December 31, 2024, the majority of our financial instruments were categorized as either Level 1 or Level 2. Refer to notes 3, 9 and 17 to the audited, consolidated financial statements for further information on these instruments. A quantitative sensitivity analysis of our exposure to changes in foreign currency exchange rates and interest rates is presented in the *Quantitative and Qualitative Disclosures about Market Risk* section of this report.

Our pension and postretirement plan assets include investments in hedge funds, as well as private debt, private equity and real estate funds, which are primarily measured using net asset value ("NAV") as a practical expedient for fair value, as appropriate. These investments were valued at $10.1 billion as of December 31, 2024. In order to estimate NAV, we evaluate audited and unaudited financial reports from fund managers and make adjustments for investment activity between the date of the financial reports and December 31. These investments are not actively traded, and their values can only be estimated using these assumptions. If our estimates of activity changed, this could have a material impact on the reported value of these investments and on the return on assets that we report. Refer to note 5 to the audited, consolidated financial statements for further information on our pension and postretirement plan assets.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, such as property, plant and equipment, goodwill and intangible assets. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment or when an asset or disposal group is classified as held for sale.

In accounting for business acquisitions, we allocate the fair value of purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. Estimating the fair value of assets acquired and liabilities assumed requires judgment, especially with respect to identified intangible assets as there may be limited or no observable transactions within the market, requiring us to develop internal models to estimate fair value. For example, estimating the fair value of identified intangible assets may require us to develop valuation assumptions, including but not limited to, future expected cash flows from these assets, synergies and the cost of capital. Certain inputs require us to determine assumptions that are reflective of a market participant view of fair value. Changes in any of these assumptions may materially impact the amount we recognize for identifiable assets and liabilities, in addition to the residual amount allocated to goodwill.

Income Taxes

We make certain estimates and judgments in determining income tax expense within our financial statements. These estimates and judgments occur in the calculation of income by legal entity and jurisdiction, tax credits, benefits and deductions, and in the calculation of deferred tax assets and liabilities arising from timing differences in the recognition of revenue and expense for tax and financial statement purposes, as well as tax, interest and penalties related to uncertain tax positions. Significant changes in these estimates may result in an increase or decrease to our tax expense in a subsequent period.

We assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. We believe that we will ultimately recover a substantial majority of the deferred tax assets recorded in our consolidated balance sheets. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determined that the recovery was not likely.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires us to estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate uncertain tax positions quarterly based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or additional tax expense. In 2023, we recognized a net tax benefit of $102 million following resolution of certain global tax audits.

Item 7A.   *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risk from changes in certain commodity prices, foreign currency exchange rates, interest rates and equity prices. All of these market risks arise in the normal course of business, as we do not engage in speculative trading activities. In order to manage the risk arising from these exposures, we may utilize a variety of commodity, foreign currency exchange rate and interest rate forward contracts, options and swaps. A discussion of our accounting policy for derivative instruments is provided in note 1 to the audited, consolidated financial statements.

Commodity Price Risk

We are exposed to changes in the prices of refined fuels, principally jet-A, diesel and unleaded gasoline, as well as changes in the price of natural gas and other alternative fuels. Currently, the fuel surcharges that we apply to our domestic and international package services are the primary means of reducing the risk of adverse fuel price changes. In order to mitigate the impact of fuel surcharges imposed on us by outside carriers, we regularly adjust the rates we charge for our freight brokerage services. The majority of our fuel purchases utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. While many of the indices are correlated, each index may respond differently to changes in underlying prices, which in turn can drive variability in our costs. Because of this, our operating results may be affected should the market price of fuel suddenly change by a significant amount or change by amounts that do not result in an adjustment in our fuel surcharges, which can significantly affect our results either positively or negatively in the short-term. As of December 31, 2024 and 2023, we had no commodity contracts outstanding.

Foreign Currency Exchange Rate Risk

We have foreign currency risks related to our revenue, operating expenses and financing transactions in currencies other than the local currencies in which we operate. We are exposed to currency risk from the potential changes in functional currency values of our foreign currency-denominated assets, liabilities and cash flows. Our most significant foreign currency exposures relate to the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar. We may use forward contracts as well as a combination of purchased and written options to hedge forecasted cash flow currency exposures. These derivative instruments generally cover forecasted foreign currency exposures for periods of 3 to 36 months. We may also utilize forward contracts to hedge portions of our anticipated cash settlements of intercompany transactions and interest payments on certain debt subject to foreign currency remeasurement.

Interest Rate Risk

We have issued debt instruments and have debt associated with finance leases that accrue expense at fixed and floating rates of interest. We may use interest rate swaps as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. We may also utilize forward starting swaps and similar instruments to lock in all or a portion of the borrowing cost of anticipated debt issuances. These instruments subject us to risk resulting from changes in short-term interest rates.

We are also subject to interest rate risk with respect to our defined benefit pension and postretirement medical benefit plans, as changes in interest rates will effectively increase or decrease the associated plan obligations and assets. This will result in changes to the amount of pension and postretirement benefit expense recognized in future periods and may also result in us being required to make contributions to the plans.

We hold investments in debt securities, as well as cash-equivalent instruments, some of which accrue income at variable rates of interest.

Sensitivity Analysis

The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk, interest rate risk and equity price risk embedded in our existing financial instruments. We utilize valuation models to evaluate the sensitivity of the fair value of financial instruments with exposure to market risk that assume instantaneous, parallel shifts in exchange rates, interest rate yield curves and commodity and equity prices. For options and instruments with non-linear returns, models appropriate to the instrument are utilized to determine the impact of market shifts.

There are certain limitations inherent in the sensitivity analyses presented, primarily due to the assumption that foreign currency exchange rates change in a parallel fashion and that interest rates change instantaneously. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts modeled. While this is our best estimate of the impact of the specified scenarios, these estimates should not be viewed as forecasts. We adjust the fixed and floating interest rate mix of our interest-rate-sensitive assets and liabilities in response to changes in market conditions. Additionally, changes in the fair value of foreign currency derivatives and commodity derivatives are offset by changes in the cash flows of the underlying hedged foreign currency and commodity transactions.

(in millions)	Shock-Test Result as of December 31,	
	2024	**2023**
Change in Fair Value:		
Currency Derivatives[1]	$ (749)	$ (649)
Change in Annual Interest Expense:		
Variable Rate Debt[2]	$ 21	$ 41
Change in Annual Interest Income:		
Marketable Securities[3]	$ —	$ 1

[1] The potential change in fair value from a hypothetical 10% weakening of the U.S. Dollar against foreign currency exchange rates across all maturities.

[2] The potential change in annual interest expense resulting from a hypothetical 100 basis point increase in short-term interest rates, applied to our variable rate debt.

[3] The potential change in interest income resulting from a hypothetical 100 basis point increase in short-term interest rates, applied to our variable rate investment holdings.

The sensitivity of our defined benefit pension and postretirement benefit plan obligations to changes in interest rates is discussed in "Critical Accounting Estimates - Pension and Other Postretirement Medical Benefits".

Item 8. *Financial Statements and Supplementary Data*

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Shareowners and Board of Directors of
United Parcel Service, Inc.
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Parcel Service, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of U.S. hedge fund, risk parity, private debt, private equity and real estate investments — Refer to Note 5, Company-Sponsored Employee Benefit Plans (Fair Value Measurements), to the financial statements

Critical Audit Matter Description

The Company's U.S. pension and postretirement medical benefit plans (the "U.S. Plans") held hedge fund, private debt, private equity and real estate investments valued at $10.1 billion as of December 31, 2024.

The Company determines the reported values of the U.S. Plans' investments in hedge fund, private debt, private equity and real estate funds primarily based on the estimated net asset value ("NAV") of the fund. In order to estimate NAV, the Company evaluates audited and unaudited financial reports from fund managers, and makes adjustments, as appropriate, for investment activity between the date of the financial reports and December 31. These investments are not actively traded, and their values can only be estimated using these subjective assumptions.

Auditing the estimated NAV of these hedge fund, private debt, private equity and real estate investments requires a high degree of auditor judgment and subjectivity to evaluate the completeness, reliability and relevance of the inputs used by management.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the inputs used by management to estimate the NAV of the U.S. Plans' hedge fund, private debt, private equity and real estate investments (collectively, the "funds") included the following, among others:

- We tested the effectiveness of controls, including those related to the reliability of values reported by fund managers, the relevance of asset class benchmark returns, and the completeness and accuracy of unobservable inputs related to the underlying assets of the funds, including certain controls for which the control design was modified following the transition of the UPS Group Trust's investment management function to Goldman Sachs.

- For a selection of investments, we evaluated certain inputs and recalculated ending values in accordance with management's processes and confirmed directly with the respective fund manager its preliminary estimate of the fund's NAV as of December 31, 2024.

- We evaluated the Company's historical ability to accurately estimate NAV for these funds by comparing each fund's recorded valuation as of its prior fiscal year end to the NAV per the audited fund financial statements (which are received in arrears of the Company's reporting timetable).

Revenue — Refer to Note 2, Revenue Recognition, to the financial statements

Critical Audit Matter Description

Approximately 86 percent of the Company's revenues are from its global small package operations that provide time-definite delivery services for express letters, documents, small packages and palletized freight via air and ground services. The Company's global small package revenues are comprised of a significant volume of low-dollar transactions sourced from systems that were primarily developed by the Company. The processing of transactions, including the recording of them, is highly automated and based on contractual terms with the Company's customers.

Auditing global small package revenue required a significant extent of effort and the involvement of professionals with expertise in information technology ("IT") necessary for us to identify, test, and evaluate the Company's systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's systems to process global small package revenue transactions included the following, among others:

- With the assistance of our IT specialists, we:

  – Identified the significant systems used to process global small package revenue transactions and tested the effectiveness of the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

  – Tested the effectiveness of system interface controls and automated controls within the global small package revenue stream, as well as the controls designed to ensure the accuracy and completeness of revenue.

- We tested the effectiveness of controls over the relevant global small package revenue business processes, including those in place to reconcile the various systems to the Company's general ledger.

- We performed analytical procedures to evaluate the Company's recorded revenue and evaluate trends.

- For a sample of customers, we read the Company's contract with the customer and evaluated the Company's pattern of revenue recognition for the customer. In addition, we evaluated the accuracy of the Company's recorded global small package revenue for a sample of customer invoices.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 18, 2025

We have served as the Company's auditor since 1969.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In millions)

	December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 6,112	$ 3,206
Marketable securities	206	2,866
Accounts receivable	11,007	11,342
Less: Allowance for credit losses	(136)	(126)
Accounts receivable, net	10,871	11,216
Other current assets	2,121	2,125
Total Current Assets	19,310	19,413
Property, Plant and Equipment, Net	37,179	36,945
Operating Lease Right-Of-Use Assets	4,149	4,308
Goodwill	4,300	4,872
Intangible Assets, Net	3,064	3,305
Deferred Income Tax Assets	112	126
Other Non-Current Assets	1,956	1,888
Total Assets	$ 70,070	$ 70,857
LIABILITIES AND SHAREOWNERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt, commercial paper and finance leases	$ 1,838	$ 3,348
Current maturities of operating leases	733	709
Accounts payable	6,302	6,340
Accrued wages and withholdings	3,655	3,224
Self-insurance reserves	1,086	1,320
Accrued group welfare and retirement plan contributions	1,390	1,479
Other current liabilities	1,437	1,256
Total Current Liabilities	16,441	17,676
Long-Term Debt and Finance Leases	19,446	18,916
Non-Current Operating Leases	3,635	3,756
Pension and Postretirement Benefit Obligations	6,859	6,159
Deferred Income Tax Liabilities	3,595	3,772
Other Non-Current Liabilities	3,351	3,264
Shareowners' Equity:		
Class A common stock (121 and 127 shares issued in 2024 and 2023, respectively)	2	2
Class B common stock (733 and 726 shares issued in 2024 and 2023, respectively)	7	7
Additional paid-in capital	136	—
Retained earnings	20,882	21,055
Accumulated other comprehensive loss	(4,309)	(3,758)
Deferred compensation obligations	7	9
Less: Treasury stock (0.1 and 0.2 in 2024 and 2023, respectively)	(7)	(9)
Total Equity for Controlling Interests	16,718	17,306
Noncontrolling Interests	25	8
Total Shareowners' Equity	16,743	17,314
Total Liabilities and Shareowners' Equity	$ 70,070	$ 70,857

See notes to audited, consolidated financial statements.

STATEMENTS OF CONSOLIDATED INCOME
(In millions, except per share amounts)

		Years Ended December 31,				
		2024		**2023**		**2022**
Revenue	$	91,070	$	90,958	$	100,338
Operating Expenses:						
Compensation and benefits		48,093		47,092		47,724
Repairs and maintenance		2,940		2,828		2,884
Depreciation and amortization		3,609		3,366		3,188
Purchased transportation		13,589		13,640		17,666
Fuel		4,366		4,775		6,018
Other occupancy		2,117		2,019		1,844
Other expenses		7,888		8,097		7,920
Total Operating Expenses		82,602		81,817		87,244
Operating Profit		8,468		9,141		13,094
Other Income and (Expense):						
Investment income (expense) and other		(160)		219		2,435
Interest expense		(866)		(787)		(704)
Total Other Income and (Expense)		(1,026)		(568)		1,731
Income Before Income Taxes		7,442		8,573		14,825
Income Tax Expense		1,660		1,865		3,277
Net Income	$	5,782	$	6,708	$	11,548
Basic Earnings Per Share	$	6.76	$	7.81	$	13.26
Diluted Earnings Per Share	$	6.75	$	7.80	$	13.20

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
(In millions)

		Years Ended December 31,				
		2024		**2023**		**2022**
Net Income	$	5,782	$	6,708	$	11,548
Change in foreign currency translation adjustment, net of tax		(338)		198		(284)
Change in unrealized gain (loss) on marketable securities, net of tax		1		9		(10)
Change in unrealized gain (loss) on cash flow hedges, net of tax		167		(243)		184
Change in unrecognized pension and postretirement benefit costs, net of tax		(381)		(2,173)		1,839
Comprehensive Income (Loss)	$	5,231	$	4,499	$	13,277

See notes to audited, consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions)

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash Flows From Operating Activities:			
Net income	$ 5,782	$ 6,708	$ 11,548
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	3,609	3,366	3,188
Pension and postretirement benefit (income) expense	1,698	1,330	(129)
Pension and postretirement benefit contributions	(1,524)	(1,393)	(2,342)
Self-insurance reserves	44	57	(20)
Deferred tax (benefit) expense	(15)	199	531
Stock compensation expense	24	220	1,568
Other (gains) losses	262	265	123
Changes in assets and liabilities, net of effects of business acquisitions and dispositions:			
Accounts receivable	(566)	1,256	(322)
Other assets	70	87	117
Accounts payable	262	(1,377)	34
Accrued wages and withholdings	501	(296)	(189)
Other liabilities	(11)	(42)	(9)
Other operating activities	(14)	(142)	6
Net cash from operating activities	10,122	10,238	14,104
Cash Flows From Investing Activities:			
Capital expenditures	(3,909)	(5,158)	(4,769)
Proceeds from disposal of businesses, property, plant and equipment	1,115	193	12
Purchases of marketable securities	(76)	(3,521)	(1,906)
Sales and maturities of marketable securities	2,748	2,701	255
Acquisitions, net of cash acquired	(71)	(1,329)	(755)
Other investing activities	(24)	(19)	(309)
Net cash used in investing activities	(217)	(7,133)	(7,472)
Cash Flows From Financing Activities:			
Net change in short-term debt	(1,272)	1,272	—
Proceeds from long-term borrowings	2,785	3,429	—
Repayments of long-term borrowings	(2,487)	(2,429)	(2,304)
Purchases of common stock	(500)	(2,250)	(3,500)
Issuances of common stock	232	248	262
Dividends	(5,399)	(5,372)	(5,114)
Other financing activities	(209)	(432)	(529)
Net cash used in financing activities	(6,850)	(5,534)	(11,185)
Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	(149)	33	(100)
Net Increase (Decrease) In Cash, Cash Equivalents and Restricted Cash	2,906	(2,396)	(4,653)
Cash, Cash Equivalents and Restricted Cash:			
Beginning of period	3,206	5,602	10,255
End of period	$ 6,112	$ 3,206	$ 5,602
Cash Paid During the Period For:			
Interest (net of amount capitalized)	$ 854	$ 762	$ 721
Income taxes (net of refunds)	$ 1,347	$ 1,976	$ 2,574

See notes to audited, consolidated financial statements.

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Basis of Financial Statements and Business Activities

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), and include the accounts of United Parcel Service, Inc., and all of its consolidated subsidiaries (collectively "UPS" or the "Company"). All intercompany balances and transactions have been eliminated.

We provide transportation services, primarily domestic and international letter, package and air cargo delivery. Through our Supply Chain Solutions subsidiaries, we are also a global provider of transportation, logistics and related services.

In 2024, we reclassified certain operating expenses to better align with the manner in which we manage our operations. These reclassifications were inconsequential and substantially all of these costs were previously classified within operating expenses as *Purchased transportation* and have now been classified within operating expenses within *Other expenses* in the statements of consolidated income. The remaining line items within operating expenses and *Other Income and (Expense)* that were impacted by this reclassification were inconsequential. As a result, the statements of consolidated income give effect to this reclassification as follows:

- Purchased transportation decreased by $11 and $9 million for 2023 and 2022, respectively.

- Other expenses increased by $7 and $5 million for 2023 and 2022, respectively.

The amounts for 2024 were not reported under this legacy basis but are also immaterial. The reclassification had no impact on our reported revenue, operating profit, *Other Income and (Expense)*, net income, or any internal performance measure on which management is compensated.

Use of Estimates

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingencies. Estimates have been prepared on the basis of the most current and best information, and actual results could differ materially from those estimates.

Revenue Recognition

United States ("U.S.") Domestic Package and International Package Operations: Revenue is recognized over time as we perform the services in the contract.

Forwarding: Freight forwarding revenue, and expenses related to the transportation of freight are recognized over time as we perform the services. Customs brokerage revenue is recognized upon completing documents necessary for customs entry purposes.

Logistics: In our Logistics businesses we have a right to consideration from customers in an amount that corresponds directly with the value to the customers of our performance completed to date, and as such we recognize revenue in the amount to which we have a right to invoice the customer.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with maturities of three months or less and insignificant credit risk, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

As of December 31, 2024, we did not have any restricted cash. As of December 31, 2023, we had $37 million of restricted cash that was primarily related to cash we had agreed to deposit in connection with a previously disclosed challenge by Italian tax authorities to the deductibility of Value Added Tax payments by UPS to certain third-party service providers. We designated additional amounts as restricted cash during the first quarter of 2024 and, during the second quarter of 2024, we made a voluntary payment, including interest, of approximately $94 million to settle this matter and recorded a corresponding charge against income which is reflected in *Other expenses* in our statements of consolidated income.

Marketable Securities and Non-Current Investments

Debt securities are classified as either trading or available-for-sale securities and are carried at fair value. Unrealized gains and losses on trading securities are reported as *Investment income (expense) and other* on the statements of consolidated income. Unrealized gains and losses on available-for-sale securities are reported within other comprehensive income, a separate component of shareowners' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in *Investment income (expense) and other*, together with interest and dividends. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in *Investment income (expense) and other*.

We periodically review our available-for-sale investments for indications of other-than-temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions and the financial condition and specific prospects for the issuer. Impairment of available-for-sale securities results in a charge to income when a market decline below cost is other-than-temporary, which includes consideration of whether we have both the intent and ability to hold such securities for the time necessary to recover the cost basis. If a decline in fair value is determined to be the result of a credit loss, then the decrease is recognized in income through an allowance for credit losses.

Investments in equity securities through which we exercise significant influence but do not have control over the investee are accounted for under the equity method. We record the investment at cost and subsequently increase or decrease the carrying amount of the investment by our proportionate share of the net earnings or losses and other comprehensive income of the investee. Gains and losses from equity method investments are reported in *Investment income (expense) and other* on the statements of consolidated income. We record dividends or other equity distributions as reductions of the carrying value of the investment. Equity method investments are included within *Other Non-Current Assets* in our consolidated balance sheets.

Inventories

Fuel and other materials and supplies are recognized as inventory when purchased, and then charged to expense when used in our operations. Jet fuel, diesel and unleaded gasoline inventories are valued at the lower of average cost or net realizable value. Total inventories were $826 and $935 million as of December 31, 2024 and 2023, respectively, and are included in *Other current assets* in our consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. We evaluate the useful lives of our property, plant and equipment based on our usage, maintenance and replacement policies, and taking into account physical and economic factors that may affect the useful lives of the assets.

Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the assets, which are as follows:

- Aircraft: 7 to 40 years, based on aircraft type and original aircraft manufacture date
- Buildings: 10 to 40 years
- Leasehold Improvements: lesser of asset useful life or lease term
- Plant Equipment: 3 to 20 years
- Technology Equipment: 3 to 10 years
- Vehicles: 5 to 15 years

Routine maintenance and repairs are generally charged to expense as incurred. For substantially all of our aircraft, the costs of major airframe and engine overhauls, as well as routine maintenance and repairs, are charged to expense as incurred.

Interest incurred during the construction of property, plant and equipment is capitalized until the underlying assets are placed in service, at which time amortization of the capitalized interest begins, straight-line, over the estimated useful lives of the related assets. Capitalized interest was $121 and $118 million for the years ended December 31, 2024 and 2023, respectively.

We monitor our property, plant and equipment for any indicators that the carrying value of our asset groups may not be recoverable, at which time we review the asset group for impairment based on undiscounted future cash flows. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals, as appropriate. We test long-lived assets for impairment at the asset group level, which is the lowest level at which independent cash flows can be identified. We evaluate long-lived assets within our global small package operations at a network level given the cash flows associated with individual assets therein are not independent. Refer to note 4 for a discussion of impairments of property, plant and equipment.

During the first quarter of 2025, we entered into an agreement in principle with our largest customer that will provide for a significant reduction in their volume. In connection therewith, we will be reconfiguring our U.S. network and expect this reconfiguration to lead to a reduction in the number of buildings, vehicles and aircraft in our network. We are not yet able to identify the specific assets which will be impacted by these actions; however, it is reasonably possible that revisions to our estimates of the useful life and salvage values of certain of our long-lived assets will accelerate depreciation expense and charges related to early retirements may be recognized during future periods.

Leases

We recognize a right-of-use ("ROU") asset and lease obligation for all leases greater than twelve months, including reasonably certain renewal or purchase options. Some of our leases contain both lease and non-lease components, which we have elected to treat as a single lease component. Lease costs for short-term leases are recognized on a straight-line basis over the lease term.

Certain of our leases contain future payments that are dependent on an index or rate, such as the consumer price index. We initially measure the lease obligation and ROU asset using the index or rate at the commencement date. In subsequent periods, lease payments dependent on an index or rate are not remeasured. Rather, changes to payments due to a change in an index or rate are recognized in our statements of consolidated income in the period of the change.

When available, we use the rate implicit in the lease to discount lease payments; however, the rate implicit in the lease is not readily determinable for substantially all of our leases. For these leases, we use an estimate of our incremental borrowing rate to discount lease payments based on information available at lease commencement. The incremental borrowing rate is derived using multiple inputs including our credit rating, the impact of full collateralization, lease term and denominated currency.

Goodwill and Intangible Assets

Costs of purchased businesses in excess of net identifiable assets acquired (goodwill) and indefinite-lived intangible assets are tested for impairment at least annually, unless changes in circumstances indicate an impairment may have occurred between annual tests. We complete our annual goodwill impairment evaluation as of July 1 on a reporting unit basis.

In assessing goodwill for impairment, we initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We consider several factors, including macroeconomic conditions, industry and market conditions, overall financial performance of the reporting unit, changes in management, strategy or customers and relevant reporting unit-specific events such as a change in the carrying amount of net assets, a more likely than not expectation of selling or disposing of all, or a portion of, a reporting unit, and the testing for recoverability of a significant asset group within a reporting unit. If this qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying value, then no further testing is performed for that reporting unit.

If the qualitative assessment is not conclusive, or if we elect to bypass the qualitative test, we quantitatively assess the fair value of a reporting unit to test goodwill for impairment. We assess the fair value of a reporting unit using a combination of discounted cash flow modeling and observable valuation multiples for comparable companies. Our estimates are developed using assumptions that we believe are consistent with how a market participant would value our reporting units. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we record the excess amount as goodwill impairment, not to exceed the total amount of goodwill allocated to the reporting unit.

Finite-lived intangible assets, including trademarks, licenses, patents, customer lists, non-compete agreements and franchise rights are amortized on a straight-line basis over their estimated useful lives, which range from 2 to 21 years. Capitalized software is generally amortized over 7 years. Finite-lived intangible assets are assessed for impairment as part of asset groups whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Assets Held for Sale

We classify long-lived assets or disposal groups as held for sale in the period when all of the following conditions have been met:

- we have approved and committed to a plan to sell the assets or disposal group;

- the asset or disposal group is available for immediate sale in its present condition;

- an active program to locate a buyer and other actions required to complete the sale have been initiated;

- the sale of the asset or disposal group is probable and expected to be completed within one year;

- the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

- it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell and recognize any loss in the period in which the held for sale criteria are met. Gains are not recognized until the date of sale. We cease depreciation and amortization of a long-lived asset, or assets within a disposal group, upon their designation as held for sale and subsequently assess fair value less any costs to sell at each reporting date until the asset or disposal group is no longer classified as held for sale.

Supplier Finance Programs

As part of our working capital management, certain financial institutions offer a Supply Chain Finance ("SCF") program to certain of our suppliers. We agree to commercial terms with our suppliers, including prices, quantities and payment terms, regardless of whether the supplier elects to participate in the SCF program. Suppliers issue invoices to us based on the agreed-upon contractual terms. If they participate in the SCF program, our suppliers, at their sole discretion, determine which invoices, if any, to sell to the financial institutions. Our suppliers' voluntary inclusion of invoices in the SCF program has no bearing on our payment terms. No guarantees are provided by us under the SCF program. We have no economic interest in a supplier's decision to participate, and we have no direct financial relationship with the financial institutions, as it relates to the SCF program.

Amounts due to our suppliers that participate in the SCF program are included in *Accounts payable* in our consolidated balance sheets. As of December 31, 2024 and 2023, suppliers sold $515 and $504 million, respectively, of our outstanding payment obligations to participating institutions. A rollforward of obligations confirmed and paid during the year is presented below (dollars in millions):

	2024	**2023**
Confirmed obligations outstanding at the beginning of the year	$ 504	$ 806
Invoices confirmed during the year	1,722	2,428
Confirmed invoices paid during the year	(1,711)	(2,730)
Confirmed obligations outstanding at the end of the year	$ 515	$ 504

Self-Insurance Accruals

We self-insure costs associated with workers' compensation claims, automobile liability, health and welfare and general business liabilities, up to certain limits. Self-insurance reserves are established for estimates of the losses we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. The expected ultimate cost for claims incurred is estimated based upon historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in the determination of our reserves.

In 2024, we transferred a portion of our workers' compensation liability related to policy years 1994 through 2000 and policy year 2018 to a third-party insurer. We paid $114 million to transfer a portfolio of claims for which we carried reserves of $114 million.

In 2023, we transferred a portion of our workers' compensation liability related to policy years 2001 through 2006 and policy year 2017 to a third-party insurer. We paid $151 million to transfer a portfolio of claims for which we carried reserves of $153 million, recognizing a pre-tax gain of $2 million that was recorded in *Other expenses* in the statement of consolidated income for the year ended December 31, 2023.

We also sponsor a number of health and welfare insurance plans for our employees. Liabilities and expenses related to these plans are based on estimates of the number of employees and eligible dependents covered under the plans, global health events, anticipated medical usage by participants and overall trends in medical costs and inflation.

Pension and Postretirement Benefits

We incur certain employment-related expenses associated with company-sponsored defined benefit pension and postretirement medical benefits. These expenses are calculated using various actuarial assumptions and methodologies, including discount rates, expected returns on plan assets, healthcare cost trend rates, inflation, compensation increase rates, mortality rates and coordination of benefits with plans not sponsored by UPS. Actuarial assumptions are reviewed on an annual basis, unless circumstances require an interim measurement of any of our plans.

We recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of a corridor (defined as 10% of the greater of the fair value of plan assets or the plan's projected benefit obligation) in *Investment income (expense) and other,* in the statement of consolidated income, upon remeasurement of a plan. The remaining components of pension expense, primarily service and interest costs and the expected return on plan assets, are recorded ratably on a quarterly basis.

We recognize expense for required contributions to defined contribution plans quarterly, and we recognize a liability for any contributions due and unpaid within *Accrued group welfare and retirement plan contributions* within our consolidated balance sheets.

We participate in a number of trustee-managed multiemployer pension and health and welfare plans for employees covered under collective bargaining agreements. Our contributions to these plans are determined in accordance with the respective collective bargaining agreements. We recognize expense for the contractually required contribution for each period, and we recognize a liability for any contributions due and unpaid within *Accrued group welfare and retirement plan contributions*.

Income Taxes

Income taxes are accounted for on an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized. Our current accounting policy for releasing income tax effects from other comprehensive income is based on a portfolio approach.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires us to estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

Foreign Currency Translation and Remeasurement

We translate the results of operations of our foreign subsidiaries using average exchange rates for each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Balance sheet currency translation adjustments are recorded in other comprehensive income. Pre-tax foreign currency transaction gains (losses) from remeasurement, net of hedging, included in *Investment income (expense) and other* were $(38), $(53) and $72 million in 2024, 2023 and 2022, respectively.

Stock-Based Compensation

Share-based awards are measured based on their fair values and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period), less estimated forfeitures. We have issued employee share-based awards under various incentive compensation plans that contain vesting conditions, including service conditions, where the awards cliff vest after one or three years or vest ratably over periods up to five years (the "nominal vesting period") or at the date the employee retires (as defined by the plan), if earlier. As of December 31, 2023, we had no outstanding share-based awards cliff vesting after one year. See note 13 for further discussion of our share-based awards. Compensation cost is generally recognized immediately for certain awards granted to retirement-eligible employees, or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period. For awards with a performance-based condition, expense is recognized based on probability of performance achievement. We estimate forfeiture rates based on historical rates of forfeitures for awards with similar characteristics, historical and projected rates of employee turnover and the nature and terms of the vesting conditions of the awards. We reevaluate our forfeiture rates on an annual basis.

Fair Value Measurements

Our financial assets and liabilities measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions, and include situations where there is little or no market activity for the asset or liability. Certain investments described further in note 5, that do not have a readily determinable fair value, are measured at net asset value ("NAV") using NAV as a practical expedient or an equivalent developed consistent with the measurement principles in Accounting Standards Codification Topic 820. Plan assets that are measured using NAV as a practical expedient are excluded from the fair value hierarchy.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets. These assets are subject to fair value adjustments in certain circumstances, such as when there is an impairment.

For business acquisitions, we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and identified intangible assets based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Following the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Derivative Instruments

We recognize all derivative instruments as assets or liabilities in our consolidated balance sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the derivative as a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation based upon the exposure being hedged.

- A cash flow hedge refers to hedging the exposure to variability in expected future cash flows that is attributable to a particular risk. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of other comprehensive income, and reclassified into earnings in the period during which the hedged transaction affects earnings.

- A fair value hedge refers to hedging the exposure to changes in the fair value of an existing asset or liability that is attributable to a particular risk. For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument is recognized in earnings during the current period, together with the gain or loss on the hedged item.

- A net investment hedge refers to the use of cross currency swaps, forward contracts or foreign-currency-denominated debt to hedge portions of net investments in foreign operations. For instruments that meet the hedge accounting requirements, the net gains or losses attributable to changes in spot exchange rates are recorded in the foreign currency translation adjustment within other comprehensive income, and are recorded in the income statement when the hedged item affects earnings.

Adoption of New Accounting Standards

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, Reference Rate Reform (Topic 848), and in December 2022 subsequently issued ASU 2022-06, to temporarily ease the potential burden in accounting for reference rate reform. As of December 31, 2023, we had transitioned our affected debt instruments and contracts to an alternative reference rate and, as a result, we did not elect to apply the practical expedients provided under Topic 848 to these transitions, and we did not observe any further impact as of December 31, 2024.

In November 2023, the FASB issued an ASU on segment reporting. The standard requires new disclosures reconciling significant segment expenses to segment profit measures and additional qualitative information about how segment measures are used by management. Effective December 31, 2024, we adopted this ASU retrospectively for all prior periods presented. The adoption did not have a significant impact on our consolidated financial position, results of operations, cash flows or internal controls. See note 14 for our segment disclosures.

Other accounting pronouncements adopted during the periods covered by the consolidated financial statements did not have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

Accounting Standards Issued But Not Yet Effective

In December 2023, the FASB issued an ASU to enhance tax-related disclosures. This update will require more standardized categories for tax rate reconciliation and additional detail for significant tax items. It will also require a breakdown of income taxes paid by jurisdiction exceeding 5% of total taxes and remove certain disclosure requirements for unremitted foreign earnings and uncertain tax positions. The standard becomes effective for us in the first quarter of 2025. We are evaluating its impact on our financial statements, disclosures and internal controls but do not expect this ASU to have a significant impact on our consolidated financial position, results of operations, cash flows or internal controls.

In November 2024, the FASB issued an ASU on expense disaggregation disclosures, which will require tabular disclosure in the notes to financial statements for specific expense categories. The standard becomes effective for us beginning with our 2027 annual report and for interim and annual periods thereafter. This ASU provides for additional expense disclosures. We are evaluating its impact on our financial statements, disclosures and internal controls but do not expect this ASU to have a significant impact on our consolidated financial position, results of operations, cash flows or internal controls.

Other accounting pronouncements issued, but not effective until after December 31, 2024, are not expected to have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

NOTE 2. REVENUE RECOGNITION

Revenue Recognition

Substantially all of our revenues are from contracts associated with the pickup, transportation and delivery of packages and freight ("transportation services"). These services may be carried out by or arranged by us and generally occur over a short period of time. Additionally, we provide value-added logistics services to customers through our global network of company-owned and leased distribution centers and field stocking locations.

Disaggregation of Revenue

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenue:						
Next Day Air	$	9,703	$	9,894	$	10,699
Deferred		4,757		5,093		5,968
Ground		45,347		44,971		47,542
Cargo & Other		569		247		402
U.S. Domestic Package	$	60,376	$	60,205	$	64,611
Domestic	$	3,186	$	3,144	$	3,346
Export		14,142		14,003		15,341
Cargo & Other		632		684		1,011
International Package	$	17,960	$	17,831	$	19,698
Forwarding	$	4,728	$	5,534	$	8,943
Logistics		6,437		5,927		5,351
Other		1,569		1,461		1,735
Supply Chain Solutions	$	12,734	$	12,922	$	16,029
Consolidated revenue	$	91,070	$	90,958	$	100,338

We account for a contract when both parties have approved the contract and are committed to perform their obligations, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. As of the fourth quarter of 2024, based on a change in our management reporting structure, U.S. Air Cargo revenue is presented within our U.S. Domestic Package segment and prior periods have been recast. Refer to note 14 for further information.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition. The vast majority of our contracts with customers are for transportation services that include only one performance obligation; the transportation services themselves. If a contract contains more than one performance obligation, we allocate the total transaction price to each performance obligation based on the estimated relative standalone selling prices of the services underlying each performance obligation.

In certain business units, such as Logistics, we sell customized, customer-specific solutions in which we integrate a complex set of tasks and components into a single capability that is accounted for as one performance obligation.

Satisfaction of Performance Obligations

We generally recognize revenue over time as we perform services in the contract because our customers receive the benefit of our services as goods are transported from one location to another. Further, if we were unable to complete delivery to the final location, those services would not need to be re-performed.

We recognize revenue based on the extent of progress towards completion of our services. We use the cost-to-cost measure of progress for our package delivery contracts because it best depicts the benefit received by the customer, which occurs as we incur costs on our contracts. Under this measure, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the service. Revenues, including ancillary or accessorial fees and reductions for estimated customer incentives, are recorded proportionally as costs are incurred. Costs to fulfill include labor and other direct costs and an allocation of indirect costs.

For our freight forwarding contracts, an output method of progress based on time-in-transit is utilized as the timing of costs incurred does not best depict the benefit to the customer. In our Logistics business we have a right to consideration from customers in an amount that corresponds directly with the value to the customers of our performance completed to date; therefore we recognize revenue in the amount to which we have a right to invoice the customer.

Variable Consideration

Our contracts commonly contain customer incentives, guaranteed service refunds or other provisions that can either increase or decrease the rates paid for services. These variable amounts are generally dependent upon achievement of certain incentive tiers or performance metrics. We record revenue, which may be reduced by incentives or other contract provisions, to the extent it is probable that a significant reversal of cumulative amounts recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of revenue are based on an assessment of anticipated customer spending and all information (historical, current and forecasted) that is reasonably available to us.

Contract Modifications

Contracts are often modified to account for changes in the rates we charge our customers or to add additional, distinct services. We consider contract modifications to exist when the modification either creates new, or changes the existing, enforceable rights and obligations. Contract modifications that add distinct goods or services are treated as separate contracts. Contract modifications that do not add distinct goods or services typically change the price of existing services. These contract modifications are accounted for prospectively as the remaining performance obligations are distinct.

Payment Terms

Under the typical payment terms of our customer contracts, customers pay at periodic intervals, which are generally seven days within our U.S. Domestic Package business, for shipments included on invoices received. Invoices are generated each week on the week-ending day, which is Saturday for the majority of our U.S. Domestic Package business, but could be another day depending on the business unit or the specific agreement with the customer. It is not customary business practice to extend payment terms past 90 days and, as such, we do not have a practice of including a significant financing component within our contracts with customers.

Principal vs. Agent Considerations

In our transportation businesses, we may utilize independent contractors and third-party carriers to perform transportation services. We have determined that all our major businesses act as principal rather than agent within their revenue arrangements. Consequently, revenue and the associated purchased transportation costs are reported on a gross basis within our statements of consolidated income.

Accounts Receivable, Net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. Losses on accounts receivable are recognized when reasonable and supportable forecasts affect the expected collectability. This requires us to make our best estimate of the current expected losses inherent in our accounts receivable at each balance sheet date. These estimates require consideration of historical loss experience, adjusted for current conditions, forward-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. Our risk management process includes standards and policies for reviewing major account exposures and concentrations of risk.

Our allowance for expected credit losses increased by $10 million during 2024 as a result of changes in the composition of invoice aging and certain customers' behaviors. Our allowance for credit losses as of December 31, 2024 and 2023 was $136 and $126 million, respectively. Amounts for credit losses charged to expense before recoveries during the years ended December 31, 2024 and 2023 were $311 and $205 million, respectively.

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as we have an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Amounts do not exceed their net realizable value. Contract assets are generally classified as current and the full balance is converted each quarter based on the short-term nature of the transactions.

Contract liabilities consist of advance payments and billings in excess of revenue as well as deferred revenue. Advance payments and billings in excess of revenue represent payments received from our customers that will be earned over the contract term. Deferred revenue represents the amount due from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress. We classify advance payments and billings in excess of revenue as either current or long-term, depending on the period over which the amount will be earned. We classify deferred revenue as current based on the short-term nature of the transactions. Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. In order to determine revenue recognized in the period from contract liabilities, we first allocate revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that deferred revenue balance.

Contract assets and liabilities as of December 31, 2024 and 2023 were as follows (in millions):

	Balance Sheet Location	2024	2023
Contract Assets:			
Revenue related to in-transit packages	Other current assets	$ 307	$ 237
Contract Liabilities:			
Short-term advance payments from customers	Other current liabilities	$ 13	$ 20
Long-term advance payments from customers	Other non-current liabilities	$ 27	$ 25

NOTE 3. MARKETABLE SECURITIES AND NON-CURRENT INVESTMENTS

The following is a summary of marketable securities classified as trading and available-for-sale as of December 31, 2024 and 2023 (in millions):

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
2024				
Current trading marketable securities:				
Equity securities	$ 3	$ —	$ —	$ 3
Total trading marketable securities	3	—	—	3
Current available-for-sale marketable securities:				
U.S. government and agency debt securities	165	—	(1)	164
Mortgage and asset-backed debt securities	—	—	—	—
Corporate debt securities	39	—	—	39
Non-U.S. government debt securities	—	—	—	—
Total available-for-sale marketable securities	204	—	(1)	203
Total current marketable securities	$ 207	$ —	$ (1)	$ 206

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
2023				
Current trading marketable securities:				
Equity securities	$ 4	$ —	$ —	$ 4
Total trading marketable securities	4	—	—	4
Current available-for-sale marketable securities:				
U.S. government and agency debt securities	963	2	(4)	961
Mortgage and asset-backed debt securities	3	—	—	3
Corporate debt securities	1,891	4	(4)	1,891
Non-U.S. government debt securities	7	—	—	7
Total available-for-sale marketable securities	2,864	6	(8)	2,862
Total current marketable securities	$ 2,868	$ 6	$ (8)	$ 2,866

Total current marketable securities that were pledged as collateral for our self-insurance requirements had estimated fair values of $177 and $343 million as of December 31, 2024 and 2023, respectively.

The gross realized gains on sales of available-for-sale marketable securities totaled $5, $1 and $0 million in 2024, 2023 and 2022, respectively. The gross realized losses on sales of available-for-sale marketable securities totaled $5, $4 and $3 million in 2024, 2023 and 2022, respectively.

There were no material impairment losses recognized on marketable securities during 2024, 2023 or 2022.

Unrealized Losses

The following table presents the age of gross unrealized losses and fair value by investment category for all securities in a loss position as of December 31, 2024 (in millions):

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency debt securities	$ —	$ —	$ 162	$ (1)	$ 162	$ (1)
Total marketable securities	$ —	$ —	$ 162	$ (1)	$ 162	$ (1)

Maturity Information

The amortized cost and estimated fair value of marketable securities as of December 31, 2024 by contractual maturity are shown below (in millions). Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations with or without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$ 161	$ 161
Due after one year through three years	43	42
Due after three years through five years	—	—
Due after five years	—	—
	204	203
Equity securities	3	3
	$ 207	$ 206

Non-Current Investments

We hold non-current investments that are reported within *Other Non-Current Assets* in our consolidated balance sheets. Cash paid for these investments, excluding investments obtained through business acquisitions, is included in *Other investing activities* in our statements of consolidated cash flows.

- *Equity method investments*: As of December 31, 2024 and 2023, equity securities accounted for under the equity method had carrying values of $304 and $295 million, respectively. In 2023, we obtained an equity method investment as part of our acquisition of MNX Global Logistics. See note 8 for a further discussion of business acquisitions. Cash paid for this investment is included in *Acquisitions, net of cash acquired* in our statement of consolidated cash flows.

- *Other equity securities*: Certain equity securities that do not have readily determinable fair values are reported in accordance with the measurement alternative in Accounting Standards Codification Topic 321 *Investments – Equity Securities*. As of December 31, 2024 and 2023, we had equity securities of $42 and $47 million, respectively, accounted for under this measurement alternative.

- *Other investments*: We hold an investment in a variable life insurance policy to fund benefits for the UPS Excess Coordinating Benefit Plan. The investment had a fair market value of $19 million as of December 31, 2024 and 2023, respectively.

Fair Value Measurements

Marketable securities valued utilizing Level 1 inputs include active exchange-traded equity securities and equity index funds, certificates of deposits, and most U.S. government debt securities, as these securities all have quoted prices in active markets. Marketable securities valued utilizing Level 2 inputs include asset-backed securities, most corporate bonds and municipal bonds. These securities are valued using market corroborated pricing, matrix pricing or other models that utilize observable inputs such as yield curves.

The following table presents information about our investments measured at fair value on a recurring basis as of December 31, 2024 and 2023, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
2024				
Marketable Securities:				
U.S. government and agency debt securities	$ 164	$ —	$ —	$ 164
Mortgage and asset-backed debt securities	—	—	—	—
Corporate debt securities	25	14	—	39
U.S. state and local municipal debt securities	—	—	—	—
Equity securities	—	3	—	3
Non-U.S. government debt securities	—	—	—	—
Total marketable securities	189	17	—	206
Other non-current investments[1]	—	19	—	19
Total	$ 189	$ 36	$ —	$ 225

[1] Represents a variable life insurance policy funding benefits for the UPS Excess Coordinating Benefit Plan.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
2023				
Marketable Securities:				
U.S. government and agency debt securities	$ 961	$ —	$ —	$ 961
Mortgage and asset-backed debt securities	—	3	—	3
Corporate debt securities	—	1,891	—	1,891
U.S. state and local municipal debt securities	—	—	—	—
Equity securities	—	4	—	4
Non-U.S. government debt securities	—	7	—	7
Total marketable securities	961	1,905	—	2,866
Other non-current investments[1]	—	19	—	19
Total	$ 961	$ 1,924	$ —	$ 2,885

[1] Represents a variable life insurance policy funding benefits for the UPS Excess Coordinating Benefit Plan.

There were no transfers of investments into or out of Level 3 during 2024 or 2023.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including owned assets and assets subject to finance leases, consisted of the following as of December 31, 2024 and 2023 (in millions):

	2024	2023
Vehicles	$ 11,912	$ 11,768
Aircraft	23,768	22,888
Land	2,104	2,138
Buildings	6,714	6,255
Building and leasehold improvements	5,601	5,241
Plant equipment	18,495	17,322
Technology equipment	2,735	2,656
Construction-in-progress	1,967	3,247
	73,296	71,515
Less: Accumulated depreciation and amortization	(36,117)	(34,570)
Property, Plant and Equipment, Net	$ 37,179	$ 36,945

Property, plant and equipment purchased on account was $227 and $309 million as of December 31, 2024 and 2023, respectively.

There were no material impairment charges to property, plant and equipment during the years ended December 31, 2024 or 2023. We will continue to monitor our long-lived asset groups for impairment.

During the first quarter of 2025, we entered into an agreement in principle with our largest customer that will provide for a significant reduction in their volume. In connection therewith, we will be reconfiguring our U.S. network and expect this reconfiguration to lead to a reduction in the number of buildings, vehicles and aircraft in our network. We are not yet able to identify the specific assets which will be impacted by these actions; however, it is reasonably possible that revisions to our estimates of the useful life and salvage values of certain of our long-lived assets will accelerate depreciation expense and charges related to early retirements may be recognized during future periods.

NOTE 5. COMPANY-SPONSORED EMPLOYEE BENEFIT PLANS

We sponsor various retirement, postretirement and pension plans, including defined benefit and defined contribution plans, which cover our employees worldwide.

U.S. Pension Benefits

In the U.S. we maintain the following single-employer defined benefit pension plans:

- The UPS Retirement Plan is noncontributory and includes substantially all eligible employees of participating domestic subsidiaries hired prior to July 1, 2016 who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. This plan generally provides for retirement benefits based on average compensation earned by employees prior to retirement. Benefits payable under this plan are subject to maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed by the Internal Revenue Service ("IRS"). The plan ceased accruals of additional benefits for future service and compensation for non-union participants effective January 1, 2023.

- The UPS Pension Plan is noncontributory and includes certain eligible employees of participating domestic subsidiaries and members of collective bargaining units that elect to participate in the plan. This plan generally provides for retirement benefits based on service credits earned by employees prior to retirement.

- The UPS/IBT Full-Time Employee Pension Plan is noncontributory and includes employees that were previously members of the Central States Pension Fund ("CSPF"), a multiemployer pension plan, in addition to other eligible employees who are covered under certain collective bargaining agreements. This plan generally provides for retirement benefits based on service credits earned by employees prior to retirement.

- The UPS Excess Coordinating Benefit Plan is a non-qualified plan that provides benefits to certain participants in the UPS Retirement Plan, hired prior to July 1, 2016, for amounts that exceed the benefit limits described above. The plan ceased accruals of additional benefits for future service and compensation for non-union participants effective January 1, 2023

Refer to note 6 for the status of our collective bargaining agreements.

International Pension Benefits

We also sponsor various defined benefit plans covering certain of our international employees. The majority of our international obligations are for defined benefit plans in Canada and the United Kingdom. In addition, many of our international employees are covered by government-sponsored retirement and pension plans. We are not directly responsible for providing benefits to participants of government-sponsored plans.

During 2022, we amended certain Canadian defined benefit pension plans to cease future benefit accruals effective December 31, 2023. We remeasured plan assets and benefit obligations for the plans, which resulted in curtailment gains of $34 million ($24 million after tax). These gains were included in *Investment income (expense) and other* in our statement of consolidated income for the year ended December 31, 2022.

U.S. Postretirement Medical Benefits

We also sponsor postretirement medical plans in the U.S. that provide healthcare benefits to certain non-union retirees, as well as select union retirees who meet certain eligibility requirements and who are not otherwise covered by multiemployer plans. Generally, this includes employees with at least 10 years of service who have reached age 55 and employees who are eligible for postretirement medical benefits from a company-sponsored plan pursuant to collective bargaining agreements. We have the right to modify or terminate certain of these plans. These benefits have been provided to certain retirees on a noncontributory basis; however, in many cases, retirees are required to contribute all or a portion of the total cost of the coverage.

Defined Contribution Plans

We sponsor a defined contribution plan for employees not covered under collective bargaining agreements, and several smaller defined contribution plans for certain employees covered under collective bargaining agreements. We match, in cash, a portion of the participating employees' contributions. Matching contributions charged to expense were $161, $161 and $153 million for 2024, 2023 and 2022, respectively.

Beginning in 2023, non-union employees, including those previously accruing benefits in the UPS Retirement Plan, receive an annual retirement contribution of 5% to 8% (3% to 8% prior to 2023 for employees hired after July 1, 2016) of eligible compensation to the UPS 401(k) Savings Plan based on years of vesting service. Effective January 1, 2025, the UPS Retirement Plan contribution for certain non-union employees with an employment commencement date on or after January 1, 2025 is 3% of eligible compensation, regardless of years of vesting service. Retirement contributions charged to expense were $359, $380 and $83 million for 2024, 2023 and 2022, respectively. In addition, the UPS 401(k) Savings Plan provides for transition contributions to certain participants hired prior to 2008. The amounts charged to expense for transition contributions were $108 and $128 million for 2024 and 2023, respectively. There were no transition contributions in years prior to 2023.

Contributions under this plan are subject to maximum compensation and contribution limits for a tax-qualified defined contribution plan as prescribed by the IRS. The UPS Restoration Savings Plan is a non-qualified plan that provides benefits to certain participants in the UPS 401(k) Savings Plan for amounts that exceed these benefit limits.

Contributions are also made to defined contribution money purchase plans under certain collective bargaining agreements. Amounts charged to expense were $135, $132 and $119 million for 2024, 2023 and 2022, respectively.

We also sponsor certain international defined contribution plans, which are not individually material.

Net Periodic Benefit Cost

Information about net periodic benefit cost for the company-sponsored pension and postretirement defined benefit plans is as follows (in millions):

	U.S. Pension Benefits			U.S. Postretirement Medical Benefits			International Pension Benefits		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Net Periodic Benefit Cost:									
Service cost	$ 1,240	$ 1,172	$ 2,024	$ 20	$ 20	$ 30	$ 42	$ 43	$ 68
Interest cost	2,574	2,508	1,950	109	116	83	66	66	45
Expected return on plan assets	(3,085)	(2,967)	(3,280)	(4)	(12)	(4)	(83)	(84)	(78)
Amortization of prior service cost	152	106	93	1	2	—	1	1	1
Actuarial (gain) loss	673	393	(875)	—	—	—	(8)	(42)	(152)
Curtailment and settlement (gain) loss	—	—	—	—	—	—	—	8	(34)
Net periodic benefit cost	$ 1,554	$ 1,212	$ (88)	$ 126	$ 126	$ 109	$ 18	$ (8)	$ (150)

Actuarial Assumptions

The table below provides the weighted-average actuarial assumptions used to determine the net periodic benefit cost:

	U.S. Pension Benefits			U.S. Postretirement Medical Benefits			International Pension Benefits		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Service cost discount rate	5.42 %	5.79 %	3.13 %	5.80 %	6.06 %	3.28 %	4.59 %	5.09 %	2.78 %
Interest cost discount rate	5.42 %	5.79 %	3.13 %	5.80 %	6.06 %	3.28 %	4.56 %	5.02 %	2.74 %
Rate of compensation increase	3.25 %	3.25 %	4.29 %	N/A	N/A	N/A	3.19 %	3.20 %	3.17 %
Expected return on plan assets	7.17 %	7.07 %	5.90 %	6.36 %	6.62 %	4.77 %	4.54 %	5.13 %	3.87 %
Cash balance interest credit rate	3.83 %	4.21 %	2.50 %	N/A	N/A	N/A	3.31 %	3.69 %	2.94 %

The table below provides the weighted-average actuarial assumptions used to determine the benefit obligations of our plans:

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2024	2023	2024	2023	2024	2023
Discount rate	5.88 %	5.42 %	6.18 %	5.80 %	4.45 %	4.21 %
Rate of compensation increase	3.25 %	3.25 %	N/A	N/A	3.04 %	3.19 %
Cash balance interest credit rate	4.30 %	3.83 %	N/A	N/A	3.09 %	3.31 %

A discount rate is used to determine the present value of our future benefit obligations. To determine the discount rate for our U.S. pension and postretirement benefit plans, we use a bond matching approach to select specific bonds that would satisfy our projected benefit payments. We believe the bond matching approach reflects the process we would employ to settle our pension and postretirement benefit obligations. For our international plans, the discount rate is determined by matching the expected cash flows of the plan, where available, or of a sample plan of similar duration, to a yield curve based on long-term, high quality fixed income debt instruments available as of the measurement date. These assumptions are updated each measurement date, which is typically annually.

As of December 31, 2024, the impact of each basis point change in the discount rate on the projected benefit obligation of our pension and postretirement medical benefit plans was as follows (in millions):

	Increase (Decrease) in the Projected Benefit Obligation	
	Pension Benefits	Postretirement Medical Benefits
One basis point increase in discount rate	$ (57)	$ (1)
One basis point decrease in discount rate	$ 60	$ 1

The Society of Actuaries ("SOA") published mortality tables and improvement scales are used in developing the best estimate of mortality for our U.S. plans. In October 2024, the SOA elected to not release a new mortality improvement scale. Based on our perspective of future longevity, we elected to maintain the MP 2021 mortality scale assumption for purposes of measuring pension and other postretirement benefit obligations.

Assumptions for the expected return on plan assets are used to determine a component of net periodic benefit cost for the year. The assumption for our U.S. plans is developed using a long-term projection of returns for each asset class. Our asset allocation targets are reviewed annually and, if necessary, updated taking into consideration plan changes, funded status and actual performance. The expected return for each asset class is a function of passive, long-term capital market assumptions and excess returns generated from active management. The capital market assumptions used are provided by independent investment advisors, while excess return assumptions are supported by historical performance, fund mandates and investment expectations. As a result of our long-term U.S. capital market assumptions and investment objectives for pension assets, the weighted-average long-term expected rate of return on assets increased from 7.07% during 2023 to 7.17% in 2024.

For plans outside the U.S., consideration is given to local market expectations of long-term returns. Strategic asset allocations are determined by plan, based on the nature of liabilities and considering the demographic composition of the plan participants.

Actuarial Assumptions - Central States Pension Fund

UPS was a contributing employer to the CSPF until 2007, at which time UPS withdrew from the CSPF. Under a collective bargaining agreement with the International Brotherhood of Teamsters ("IBT"), UPS agreed to provide coordinating benefits in the UPS/IBT Full-Time Employee Pension Plan ("UPS/IBT Plan") for UPS participants whose last employer was UPS and who had not retired as of January 1, 2008 ("the UPS Transfer Group") in the event that benefits are reduced by the CSPF consistent with the terms of our withdrawal agreement with the CSPF. Under this agreement, benefits to the UPS Transfer Group cannot be reduced without our consent and can only be reduced in accordance with law.

In the event CSPF were to become insolvent, CSPF benefits would be reduced to the legally permitted Pension Benefit Guaranty Corporation ("PBGC") limits, triggering the coordinating benefits provision in the collective bargaining agreement.

We account for the potential obligation to pay coordinating benefits under ASC Topic 715, which requires us to provide a best estimate of various actuarial assumptions in measuring our pension benefit obligation at the December 31 measurement date. As of December 31, 2024, our best estimate of coordinating benefits that may be required to be paid by the UPS/IBT Plan was immaterial.

The value of our estimate for future coordinating benefits will continue to be influenced by a number of factors, including interpretations of the law, future legislative actions, actuarial assumptions and the ability of the CSPF to sustain its long-term commitments. Actual events may result in a change in our best estimate of the projected benefit obligation. We will continue to assess the impact of these uncertainties in accordance with ASC Topic 715.

Other Actuarial Assumptions

Healthcare cost trends are used to project future postretirement medical benefits payable from our plans. For purposes of measuring our U.S. plan obligations as of December 31, 2024, a 7.50% annual rate of increase in postretirement medical benefit costs was assumed; the rate was assumed to decrease gradually to 4.50% by 2037 and to remain at that level thereafter.

Funded Status

The following table discloses the funded status of our plans and the amounts recognized in our consolidated balance sheets as of December 31 (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2024	2023	2024	2023	2024	2023
Funded Status:						
Fair value of plan assets	$ 41,499	$ 43,491	$ 119	$ 98	$ 1,778	$ 1,893
Benefit obligation	(46,559)	(47,712)	(1,850)	(1,974)	(1,500)	(1,601)
Funded status recognized at December 31	$ (5,060)	$ (4,221)	$ (1,731)	$ (1,876)	$ 278	$ 292
Funded Status Amounts Recognized in our Balance Sheet:						
Other non-current assets	$ —	$ —	$ —	$ —	$ 480	$ 510
Other current liabilities	(27)	(26)	(100)	(123)	(7)	(7)
Pension and postretirement benefit obligations	(5,033)	(4,195)	(1,631)	(1,753)	(195)	(211)
Net liability at December 31	$ (5,060)	$ (4,221)	$ (1,731)	$ (1,876)	$ 278	$ 292
Amounts Recognized in AOCI [1]:						
Unrecognized net prior service cost	$ (1,251)	$ (1,326)	$ (1)	$ (2)	$ (5)	$ (7)
Unrecognized net actuarial gain (loss)	(2,686)	(2,097)	131	129	107	99
Gross unrecognized cost at December 31	(3,937)	(3,423)	130	127	102	92
Deferred tax asset at December 31	956	831	(32)	(31)	(32)	(28)
Net unrecognized cost at December 31	$ (2,981)	$ (2,592)	$ 98	$ 96	$ 70	$ 64

[1] Accumulated Other Comprehensive Income (Loss)

The accumulated benefit obligation for our pension plans as of December 31, 2024 and 2023 was $48.0 and $49.2 billion, respectively. The accumulated benefit obligation for our postretirement medical benefit plans as of December 31, 2024 and 2023 was $1.9 and $2.0 billion, respectively.

Benefit payments under the pension plans include $37 and $35 million paid from employer assets for the years ended December 31, 2024 and 2023, respectively. Benefit payments (net of participant contributions) under the postretirement medical benefit plans include $264 and $51 million paid from employer assets for the years ended December 31, 2024 and 2023, respectively. Such benefit payments from employer assets are also categorized as employer contributions.

As of December 31, 2024 and 2023, the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with benefit obligations in excess of plan assets were as follows (in millions):

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	
	2024	2023	2024	2023
U.S. Pension Benefits:				
Projected benefit obligation	$ 46,559	$ 47,712	$ 46,559	$ 47,712
Accumulated benefit obligation	46,526	47,674	46,526	47,674
Fair value of plan assets	41,499	43,491	41,499	43,491
International Pension Benefits:				
Projected benefit obligation	$ 337	$ 345	$ 281	$ 315
Accumulated benefit obligation	301	304	255	281
Fair value of plan assets	135	127	88	100

The accumulated postretirement benefit obligation presented in the funded status table exceeds plan assets for all U.S. postretirement medical benefit plans.

Benefit Obligations and Fair Value of Plan Assets

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets as of the respective measurement dates in each year (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2024	2023	2024	2023	2024	2023
Benefit Obligations:						
Projected benefit obligation at beginning of year	$ 47,712	$ 43,504	$ 1,974	$ 2,016	$ 1,601	$ 1,416
Service cost	1,240	1,172	20	20	42	43
Interest cost	2,574	2,508	109	116	66	66
Gross benefits paid	(2,604)	(2,437)	(284)	(265)	(55)	(46)
Plan participants' contributions	—	—	39	34	4	4
Plan amendments[1]	76	699	—	—	—	—
Actuarial (gain)/loss	(2,438)	2,266	(7)	53	(58)	99
Foreign currency exchange rate changes	—	—	—	—	(99)	51
Curtailments and settlements	—	—	—	—	(4)	(38)
Other	(1)	—	(1)	—	3	6
Projected benefit obligation at end of year	$ 46,559	$ 47,712	$ 1,850	$ 1,974	$ 1,500	$ 1,601

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2024	2023	2024	2023	2024	2023
Fair Value of Plan Assets:						
Fair value of plan assets at beginning of year	$ 43,491	$ 42,058	$ 98	$ 215	$ 1,893	$ 1,643
Actual return on plan assets	(615)	2,664	(2)	(8)	41	201
Employer contributions	1,228	1,206	269	122	27	65
Plan participants' contributions	—	—	39	34	4	4
Gross benefits paid	(2,604)	(2,437)	(284)	(265)	(55)	(46)
Foreign currency exchange rate changes	—	—	—	—	(118)	64
Curtailments and settlements	—	—	—	—	(4)	(38)
Other	(1)	—	(1)	—	(10)	—
Fair value of plan assets at end of year	$ 41,499	$ 43,491	$ 119	$ 98	$ 1,778	$ 1,893

[1] Plan amendments in 2024 and 2023 were related to collective bargaining agreements with the Teamsters.

2024 - $2.5 billion pre-tax actuarial gain related to benefit obligations:

- *Discount Rates* ($2.8 billion pre-tax gain): The weighted-average discount rate for our pension and postretirement medical plans increased from 5.40% as of December 31, 2023 to 5.85% as of December 31, 2024, primarily due to an increase in treasury yields on AA-rated corporate bonds.

- *Demographic and Assumption Changes* ($0.3 billion pre-tax loss): This represents the difference between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation changes, rates of termination, retirement, mortality and other changes.

2023 - $2.4 billion pre-tax actuarial loss related to benefit obligations:

- *Discount Rates* ($2.3 billion pre-tax loss): The weighted-average discount rate for our pension and postretirement medical plans decreased from 5.77% as of December 31, 2022 to 5.40% as of December 31, 2023, primarily due to a decrease in credit spreads on AA-rated corporate bonds.

- *Demographic and Assumption Changes* ($0.1 billion pre-tax loss): This represents the difference between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation changes, rates of termination, retirement, mortality and other changes.

Pension and Postretirement Plan Assets

Pension assets are invested in accordance with applicable laws and regulations, as well as investment guidelines established by plan trustees. The strategic asset mixes are specifically tailored for each plan given distinct factors, including liability and liquidity needs. Equities, alternative investments, and other higher-yielding assets are utilized to generate returns and promote growth. Derivatives, repurchase/reverse repurchase agreements and fixed income securities are utilized as tools for duration management, mitigating interest rate risk, and minimizing funded status volatility.

The primary long-term investment objectives for pension assets are to provide for a reasonable amount of long-term capital growth to meet future obligations while minimizing risk exposures and reducing funded status volatility. To meet these objectives, investment managers are engaged to actively manage assets within the guidelines and strategies set forth by our investment committee. Active managers are monitored regularly and their performance is compared to applicable benchmarks.

Fair Value Measurements

Plan assets valued utilizing Level 1 inputs include equity investments, corporate debt instruments, U.S. government securities, derivatives and other instruments. Fair values were determined by closing prices for those securities traded on national stock exchanges, while securities traded in the over-the-counter market and listed securities for which no sale was reported on the valuation date are valued at the mean between the last reported bid and ask prices.

Level 2 assets include fixed income securities that are valued based on yields currently available on comparable securities of other issues with similar credit ratings; mortgage-backed securities that are valued based on cash flow and yield models using acceptable modeling and pricing conventions; hedge funds, equity securities and certain investments that are pooled with other investments in a commingled fund; and derivatives and other instruments primarily valued using pricing models that rely on market observable inputs such as yield curves, foreign currency exchange rates and investment forward price. We value our investments in commingled funds by taking the percentage ownership of the underlying assets, each of which has a readily determinable fair value.

Fair value estimates for certain investments are based on unobservable inputs that are not corroborated by observable market data and are thus classified as Level 3.

Investments that do not have a readily determinable fair value, and which provide a NAV or its equivalent developed consistent with ASC measurement principles, are valued using NAV as a practical expedient. These investments are not classified in Levels 1, 2, or 3 of the fair value hierarchy but instead included within the subtotals by asset category. Such investments include hedge funds, real estate investments, private debt and private equity funds. Investments in hedge funds are valued using the reported NAV as of December 31. Real estate investments, private debt and private equity funds are valued at NAV per the most recent partnership audited financial reports, and adjusted, as appropriate, for investment activity between the date of the financial reports and December 31. Due to the inherent limitations in obtaining a readily determinable fair value measurement for alternative investments, the fair values reported may differ from the values that would have been used had readily available market information for the alternative investments existed. These investments are described further below:

- <u>Hedge Funds</u>: Plan assets are invested in hedge funds that pursue multiple strategies to diversify risk and reduce volatility. Most of these hedge funds allow redemptions either quarterly or semi-annually after a two- to three-month notice period, while others allow for redemption after only a brief notification period with no restriction on redemption frequency. No unfunded commitments existed with respect to hedge funds as of December 31, 2024.

- <u>Real Estate, Private Debt and Private Equity Funds</u>: Plan assets are invested in limited partnership interests in various private equity, private debt and real estate funds. Limited provisions exist for the redemption of these interests by the limited partners that invest in these funds until the end of the term of the partnerships, typically ranging between 10 and 15 years from the date of inception. An active secondary market exists for similar partnership interests, although no particular value (discount or premium) can be guaranteed. As of December 31, 2024, unfunded commitments to such limited partnerships totaling approximately $2.7 billion are expected to be contributed over the remaining investment period, typically ranging between three and six years.

The fair values of U.S. and international pension and postretirement benefit plan assets by asset category as of December 31, 2024 and 2023 are presented below (in millions), as well as the percentage that each category comprises of our total plan assets and the respective target allocations. The asset categories within equity securities, fixed income securities, and alternative and other investments in the table below have been collapsed from prior year presentation to align with the nature, characteristics, and type of underlying risk of those assets. There were no transfers between asset categories.

December 31, 2024	Total Assets[1]		Level 1		Level 2		Level 3		Percentage of Plan Assets	Percentage Target Allocation
Asset Category (U.S. Plans):										
Cash and cash equivalents[3]	$	5,716	$	5,450	$	266	$	—	13.7 %	1-7%
Equity securities		6,979		3,270		3,709		—	16.8 %	15-45%
Fixed income securities		19,643		13,375		6,247		21	47.2 %	30-73%
Alternative and other investments[1]:										
Hedge funds		2,034		—		538		—	4.9 %	3-13%
Real estate		2,674		301		77		—	6.4 %	3-15%
Private equity, private debt, and other investments		6,508		—		195		—	15.6 %	5-29%
Total Alternative and other investments		11,216		301		810		—		
Derivatives and other instruments, net:										
Equity risk		(392)		(99)		(294)		—	(0.9)%	
Interest rate risk		(1,619)		(442)		(1,177)		—	(3.9)%	
Other risk[2]		75		2		73		—	0.2 %	
Total Derivatives and other instruments		(1,936)		(539)		(1,398)		—		
Total U.S. plan assets	$	41,618	$	21,857	$	9,634	$	21	100.0 %	
Asset Category (International Plans):										
Cash and cash equivalents	$	127	$	127	$	—	$	—	7.1 %	1-10%
Equity securities		165		23		142		—	9.3 %	1-10%
Fixed income securities		1,202		243		959		—	67.6 %	50-75%
Alternative and other investments[1]:										
Real estate		62		—		17		23	3.5 %	1-10%
Private equity, private debt, and other investments		222		—		189		18	12.5 %	10-35%
Total International plan assets	$	1,778	$	393	$	1,307	$	41	100.0 %	
Total plan assets	$	43,396	$	22,250	$	10,941	$	62		

[1] Includes certain investments that are measured at NAV per share (or its equivalent).
[2] Includes credit risk, foreign currency exchange risk and commodity risk.
[3] Includes $2.7 billion of cash held as collateral for market exposures, which is not subject to the target allocations.

December 31, 2023	Total Assets[1]	Level 1	Level 2	Level 3	Percentage of Plan Assets	Percentage Target Allocation
Asset Category (U.S. Plans):						
Cash and cash equivalents	$ 1,018	$ 894	$ 124	$ —	2.3 %	1-7%
Equity securities	10,164	3,448	6,716	—	23.3 %	15-45%
Fixed income securities	25,673	17,299	8,374	—	58.9 %	30-70%
Alternative and other investments[1]:						
Hedge funds	3,959	28	2,194	—	9.1 %	3-13%
Real estate	2,575	393	77	—	5.9 %	3-15%
Private equity, private debt, and other investments	6,188	—	169	—	14.2 %	5-35%
Total Alternative and other investments	12,722	421	2,440	—		
Derivative and other instruments, net:						
Equity risk contracts	(136)	29	(165)	—	(0.3)%	
Interest rate risk contracts	(5,877)	(20)	(5,857)	—	(13.5)%	
Other risk[2]	25	(1)	26	—	0.1 %	
Total Derivative and other instruments	(5,988)	8	(5,996)	—		
Total U.S. plan assets	$ 43,589	$ 22,070	$ 11,658	$ —	100.0 %	
Asset Category (International Plans):						
Cash and cash equivalents	$ 71	$ 77	$ (6)	$ —	3.8 %	1-10%
Equity securities	109	20	89	—	5.8 %	1-10%
Fixed income securities	1,392	312	1,080	—	73.5 %	50-75%
Alternative and other investments[1]:						
Real estate	66	—	18	25	3.5 %	1-10%
Private equity, private debt, and other investments	255	—	183	55	13.4 %	10-35%
Total International plan assets	$ 1,893	$ 409	$ 1,364	$ 80	100.0 %	
Total plan assets	$ 45,482	$ 22,479	$ 13,022	$ 80		

[1] Includes certain investments that are measured at NAV per share (or its equivalent).
[2] Includes credit risk, foreign currency exchange risk and commodity risk.

The following table presents the changes in the Level 3 instruments measured on a recurring basis for the years ended December 31, 2024 and 2023 (in millions):

	Fixed Income Securities	Alternative and Other Investments	Total
Balance as of January 1, 2023	$ —	$ 77	$ 77
Actual Return on Assets:			
Assets Held at End of Year	—	4	4
Assets Sold During the Year	2	—	2
Purchases	450	2	452
Sales	(452)	(3)	(455)
Transfers Into (Out of) Level 3	—	—	—
Balance as of December 31, 2023	$ —	$ 80	$ 80
Actual Return on Assets:			
Assets Held at End of Year	(1)	1	—
Assets Sold During the Year	4	(12)	(8)
Purchases	38	—	38
Sales	(10)	(28)	(38)
Transfers Into (Out of) Level 3	(10)	—	(10)
Balance as of December 31, 2024	$ 21	$ 41	$ 62

There were no shares of UPS class A or class B common stock directly held in plan assets as of December 31, 2024 or 2023.

Expected Cash Flows

Information about expected cash flows for our pension and postretirement medical benefit plans is as follows (in millions):

	U.S. Pension Benefits	U.S. Postretirement Medical Benefits	International Pension Benefits
Expected Employer Contributions:			
2025 to plan trust	$ 1,170	$ 140	$ 10
2025 to plan participants	28	93	7
Expected Benefit Payments:			
2025	$ 2,395	$ 209	$ 55
2026	2,529	199	61
2027	2,665	190	67
2028	2,800	179	74
2029	2,926	169	79
2030 - 2034	16,292	731	469

Our funding policy guideline for U.S. plans is to contribute amounts annually that are at least equal to the amounts required by applicable laws and regulations. International plans will be funded in accordance with local regulations. Additional discretionary contributions may be made when deemed appropriate to meet the long-term obligations of the plans. Expected benefit payments for pensions will be paid primarily from plan trusts. Expected benefit payments for postretirement medical benefits will be paid from plan trusts and corporate assets.

NOTE 6. MULTIEMPLOYER EMPLOYEE BENEFIT PLANS

We contribute to a number of multiemployer pension plans under the terms of collective bargaining agreements that cover our union-represented employees. These plans generally provide for retirement, death and/or termination benefits for eligible employees within the applicable collective bargaining units, based on specific eligibility and participation requirements, vesting periods and benefit formulas. The risks of participating in multiemployer plans are different from single-employer plans in the following respects:

- Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

- If we negotiate to cease participating in a multiemployer pension plan, we may be required to pay that plan an amount based on our allocable share of its underfunded status, referred to as a "withdrawal liability". However, cessation of participation in a multiemployer plan and subsequent payment of any withdrawal liability is subject to the collective bargaining process.

- If any of the multiemployer pension plans in which we participate enter critical status, and our contributions are not sufficient to satisfy any rehabilitation plan funding schedule, we could be required under the Pension Protection Act of 2006 to make additional surcharge contributions to the multiemployer pension plan in the amount of five to ten percent of the existing contributions required by our labor agreement. Such surcharges would cease upon the ratification of a new collective bargaining agreement and could not reoccur unless a plan re-entered critical status at a later date.

The discussion that follows sets forth the impact on our results of operations and cash flows for the years ended December 31, 2024, 2023 and 2022 from our participation in multiemployer pension plans. As part of the overall collective bargaining process for wage and benefit levels, we have agreed to contribute certain amounts to these plans during the contract period. The plans set benefit levels and are responsible for benefit delivery to participants. Future contributions to the plans are determined only through collective bargaining, and we have no additional legal or constructive obligation to increase contributions beyond the agreed-upon amounts (except potential surcharges under the Pension Protection Act of 2006 described above).

The number of employees covered by multiemployer pension plans in 2024 was relatively consistent compared to 2023, but decreased in 2023 relative to 2022 as we reduced union headcount due to lower volume. In each year, contribution rates increased in accordance with the terms of our collective bargaining agreements. There have been no other significant changes that affect the comparability of 2024, 2023 and 2022 contributions. We recognize expense for the contractually-required contributions for each period, and we recognize a liability for any contributions due and unpaid at the end of a reporting period.

Status of Collective Bargaining Agreements

We have approximately 314,000 employees in the U.S. employed under a national master agreement and various supplemental agreements with local unions affiliated with the IBT. These agreements are scheduled to expire on July 31, 2028.

We have approximately 10,000 employees in Canada employed under a collective bargaining agreement with the Teamsters which runs through July 31, 2025.

We have approximately 3,300 pilots who are employed under a collective bargaining agreement with the Independent Pilots Association. This collective bargaining agreement becomes amendable September 1, 2025.

We have approximately 1,900 airline mechanics who are covered by a collective bargaining agreement with Teamsters Local 2727 which becomes amendable November 1, 2026. In addition, approximately 3,000 of our auto and maintenance mechanics who are not employed under agreements with the Teamsters are employed under a collective bargaining agreement with the International Association of Machinists and Aerospace Workers ("IAM"). In July 2024, the IAM ratified a new National Master Agreement that expires on July 31, 2029.

Multiemployer Pension Plans

The following table outlines our participation in multiemployer pension plans as of December 31, 2024, 2023 and 2022, and sets forth our calendar year contributions and accruals for each plan.

The *EIN/Pension Plan Number* column provides the Employer Identification Number ("EIN") and the three-digit plan number. The most recent Pension Protection Act zone status available in 2024 and 2023 relates to each plan's two most recent fiscal year ends. The zone status is based on information that we received from the plans' administrators and is certified by each plan's actuary. Plans certified in the red zone are generally less than 65% funded; plans certified in the orange zone are both less than 80% funded and have an accumulated funding deficiency, or are expected to have a deficiency in any of the next six plan years; plans certified in the yellow zone are less than 80% funded; and plans certified in the green zone are at least 80% funded.

The *FIP / RP Status Pending / Implemented column* indicates whether a financial improvement plan ("FIP") for yellow/ orange zone plans, or a rehabilitation plan ("RP") for red zone plans, is either pending or has been implemented. As of December 31, 2024, all plans that have either a FIP or RP requirement have had the respective plan implemented. Our collectively-bargained contributions satisfy the requirements of all implemented FIPs and RPs and do not currently require the payment of any surcharges. In addition, minimum contributions outside of the agreed-upon contractual rates are not required.

For the plans detailed in the following table, the expiration date of the associated collective bargaining agreements is July 31, 2028, with the exception of the IAM National Pension Fund / National Pension Plan, which has a July 31, 2029 associated expiration date. For all plans detailed in the following table, we provided more than 5% of the total plan contributions from all employers for 2024, 2023 and 2022, as disclosed in the annual filing with the Department of Labor for each respective plan.

Certain plans have been aggregated in the *All Other Multiemployer Pension Plans* line in the following table, as contributions to each of these plans are not individually material.

Pension Fund	EIN / Pension Plan Number	Pension Protection Act Zone Status		FIP / RP Status Pending / Implemented		UPS Contributions and Accruals (in millions)			Surcharge Imposed
		2024	2023			2024	2023	2022	
Alaska Teamster-Employer Pension Plan	92-6003463-024	Red	Red	Yes	Implemented	$ 11	$ 10	$ 10	No
Central Pennsylvania Teamsters Defined Benefit Plan	23-6262789-001	Green	Green	No	NA	85	82	75	No
Eastern Shore Teamsters Pension Fund	52-0904953-001	Green	Green	No	NA	10	10	10	No
Employer-Teamsters Local Nos. 175 & 505 Pension Trust Fund	55-6021850-001	Red	Red	Yes	Implemented	21	21	21	No
Hagerstown Motor Carriers and Teamsters Pension Fund	52-6045424-001	Green	Green	No	NA	13	13	13	No
I.A.M. National Pension Fund / National Pension Plan	51-6031295-002	Red	Red	Yes	Implemented	53	50	48	No
International Brotherhood of Teamsters Union Local No. 710 Pension Fund	36-2377656-001	Green	Green	No	NA	194	196	191	No
Local 705, International Brotherhood of Teamsters Pension Plan	36-6492502-001	Green	Green	No	NA	142	138	136	No
Local 804 I.B.T. & Local 447 I.A.M.—UPS Multiemployer Retirement Plan	51-6117726-001	Green	Green	No	NA	139	143	144	No
Milwaukee Drivers Pension Trust Fund	39-6045229-001	Green	Green	No	NA	62	62	62	No
New England Teamsters & Trucking Industry Pension Fund	04-6372430-001	Red	Red	Yes	Implemented	224	234	167	No
New York State Teamsters Conference Pension and Retirement Fund	16-6063585-074	Red	Red	Yes	Implemented	136	139	149	No
Teamster Pension Fund of Philadelphia and Vicinity	23-1511735-001	Green	Green	No	NA	98	98	100	No
Teamsters Joint Council No. 83 of Virginia Pension Fund	54-6097996-001	Green	Green	No	NA	98	98	98	No
Teamsters Local 639—Employers Pension Trust	53-0237142-001	Green	Green	No	NA	83	84	85	No
Teamsters Negotiated Pension Plan	43-6196083-001	Green	Green	No	NA	47	49	49	No
Truck Drivers and Helpers Local Union No. 355 Retirement Pension Plan	52-6043608-001	Green	Green	No	NA	28	28	30	No
United Parcel Service, Inc.—Local 177, I.B.T. Multiemployer Retirement Plan	13-1426500-419	Green	Green	No	NA	111	122	124	No
Western Conference of Teamsters Pension Plan	91-6145047-001	Green	Green	No	NA	1,255	1,254	1,310	No
Western Pennsylvania Teamsters and Employers Pension Fund	25-6029946-001	Red	Red	Yes	Implemented	45	46	46	No
All Other Multiemployer Pension Plans						92	76	73	
					Total Contributions	$2,947	$2,953	$2,941	

Agreement with the New England Teamsters and Trucking Industry Pension Fund

In 2012, we reached an agreement with the New England Teamsters and Trucking Industry Pension Fund ("NETTI Fund"), a multiemployer pension plan in which UPS is a participant, to restructure the pension liabilities for approximately 10,200 UPS employees represented by the Teamsters. As of December 31, 2024 and 2023, we had $804 and $813 million, respectively, recognized in *Other Non-Current Liabilities* and $9 million as of December 31, 2024 and 2023 recorded in *Other current liabilities* in our consolidated balance sheets, representing the remaining balance of the NETTI Fund withdrawal liability. This liability is payable in equal monthly installments over a remaining term of approximately 38 years. Based on the borrowing rates currently available to us for long-term financing of a similar maturity, the fair value of the NETTI Fund withdrawal liability as of December 31, 2024 and 2023 was $651 and $710 million, respectively. We utilized Level 2 inputs in the fair value hierarchy to determine the fair value of this liability.

Agreement with the District 9 International Association of Machinists and Aerospace Workers Pension Trust

In 2024, we reached an agreement with the District 9 International Association of Machinists and Aerospace Workers Pension Trust ("IAM Fund"), a multiemployer plan in which UPS was a participant, to withdraw from the Fund and transfer the impacted UPS employees to the UPS Pension Plan. As of December 31, 2024, we had $19 million recorded in *Other current liabilities* in our consolidated balance sheets, representing the IAM Fund withdrawal liability.

Multiemployer Health and Welfare Plans

We also contribute to a number of multiemployer health and welfare plans covering both active and retired employees. Healthcare benefits are provided to participants who meet certain eligibility requirements as covered under the applicable collective bargaining unit. The following table sets forth our calendar year plan contributions and accruals. Certain plans have been aggregated in the *All Other Multiemployer Health and Welfare Plans* line, as the contributions to each of these plans are not individually material.

Health and Welfare Fund	UPS Contributions and Accruals (in millions)		
	2024	**2023**	**2022**
Bay Area Delivery Drivers	$ 41	$ 40	$ 40
Central Pennsylvania Teamsters Health & Pension Fund	48	46	42
Central States, South East & South West Areas Health and Welfare Fund	3,849	3,712	3,497
Delta Health Systems—East Bay Drayage Drivers	37	39	39
Joint Council #83 Health & Welfare Fund	63	63	62
Local 401 Teamsters Health & Welfare Fund	24	23	22
Local 804 Welfare Trust Fund	131	131	129
Milwaukee Drivers Pension Trust Fund—Milwaukee Drivers Health and Welfare Trust Fund	64	64	62
New York State Teamsters Health & Hospital Fund	89	87	89
Northern California General Teamsters (DELTA)	202	206	211
Northern New England Benefit Trust	82	83	87
Oregon / Teamster Employers Trust	68	69	70
Teamsters 170 Health & Welfare Fund	22	21	25
Teamsters Benefit Trust	59	57	58
Teamsters Local 175 & 505 Health and Welfare Fund	20	20	20
Teamsters Local 191 Health Fund	30	29	17
Teamsters Local 251 Health & Insurance Plan	22	22	26
Teamsters Local 638 Health Fund	74	73	70
Teamsters Local 639—Employers Health & Pension Trust Funds	35	36	38
Teamsters Local 671 Health Services & Insurance Plan	24	24	25
Teamsters Union 25 Health Services & Insurance Plan	73	73	75
Teamsters Western Region & Local 177 Health Care Plan	1,109	1,076	1,035
Truck Drivers and Helpers Local 355 Baltimore Area Health & Welfare Fund	21	23	23
Utah-Idaho Teamsters Security Fund	53	54	54
Washington Teamsters Welfare Trust	83	88	88
All Other Multiemployer Health and Welfare Plans	108	109	129
Total Contributions	$ 6,431	$ 6,268	$ 6,033

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

The following table indicates the allocation of goodwill (in millions):

	U.S. Domestic Package	International Package	Supply Chain Solutions	Consolidated
Balance as of January 1, 2023	$ 847	$ 492	$ 2,884	$ 4,223
Acquired	—	4	723	727
Impairments	—	—	(125)	(125)
Currency / Other	—	7	40	47
Balance as of December 31, 2023	$ 847	$ 503	$ 3,522	$ 4,872
Acquired	—	—	4	4
Divestiture	—	—	(495)	(495)
Currency / Other	—	(16)	(65)	(81)
Balance as of December 31, 2024	$ 847	$ 487	$ 2,966	$ 4,300

2024 Goodwill Activity

Goodwill acquired during 2024 was associated with our acquisition of certain locations of The UPS Store. It also reflects the 2024 completion of purchase accounting allocations from our 2023 acquisitions of MNX Global Logistics and Happy Returns, which are both reported within Supply Chain Solutions. In 2024, the decrease in goodwill balance is primarily due to the divestiture of our truckload brokerage business ("Coyote") within Supply Chain Solutions as discussed in note 8.

The remaining changes were due to the impact of changes in the value of the U.S. Dollar on the translation of non-U.S. Dollar goodwill balances.

2023 Goodwill Activity

Goodwill acquired during 2023 was primarily associated with our acquisitions of MNX Global Logistics and Happy Returns, which are both reported within Supply Chain Solutions. It also reflects the 2023 completion of purchase accounting allocations from our 2022 acquisition of Bomi Group. During 2023, we recorded non-cash goodwill impairment charges of $125 million, comprised of: $56 million related to our Roadie reporting unit, $61 million related to our Delivery Solutions reporting unit, which represented all the goodwill associated with that reporting unit, and an immaterial charge resulting from the closure of a trade management services business within Supply Chain Solutions.

The remaining changes were due to the impact of changes in the value of the U.S. Dollar on the translation of non-U.S. Dollar goodwill balances.

Goodwill Impairment

We complete our annual goodwill impairment test as of July 1 on a reporting unit basis. The results concluded that the fair values of our reporting units were in excess of their respective carrying values. Approximately $1.1 billion of our consolidated goodwill balance of $4.3 billion is represented by our Global Freight Forwarding, Roadie and Global Logistics and Distribution reporting units which, based on our annual impairment evaluation, are exhibiting a limited excess of fair value above carrying value and reflect a greater risk of an impairment occurring in future periods.

Based on our review of managerial realignments, which occurred as of October 1, 2024, we have determined that our MNX Global Logistics and Marken businesses are now within a single operating segment and, based on criteria in ASC Topic 350, also represent a single reporting unit. We performed impairment analyses as of October 1, 2024, reflective of our reporting unit structures before and after the reporting unit change, and did not identify any impairment of goodwill in connection therewith.

We did not record any goodwill impairment charges in the years ended December 31, 2024 or 2022. In 2023, we recorded non-cash goodwill impairment charges of $125 million, as described above.

Cumulatively, we have recorded $1.2 billion of goodwill impairment charges in Supply Chain Solutions, while our International and U.S. Domestic Package segments have not recorded any goodwill impairment charges.

Intangible Assets

The following is a summary of intangible assets as of December 31, 2024 and 2023 (in millions):

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Value		Weighted-Average Amortization Period (in years)
December 31, 2024							
Capitalized software	$	6,088	$	(4,159)	$	1,929	6.9
Licenses		30		(12)		18	4.1
Franchise rights		348		(55)		293	20.0
Customer relationships		677		(206)		471	13.6
Trade name		109		(26)		83	10.2
Trademarks, patents and other		369		(103)		266	7.5
Amortizable intangible assets	$	7,621	$	(4,561)	$	3,060	8.2
Indefinite-lived intangible assets		4		—		4	
Total Intangible Assets	$	7,625	$	(4,561)	$	3,064	
December 31, 2023							
Capitalized software	$	5,839	$	(3,900)	$	1,939	
Licenses		30		(7)		23	
Franchise rights		291		(49)		242	
Customer relationships		1,115		(516)		599	
Trade name		172		(30)		142	
Trademarks, patents and other		320		(53)		267	
Amortizable intangible assets	$	7,767	$	(4,555)	$	3,212	
Indefinite-lived intangible assets		93		—		93	
Total Intangible Assets	$	7,860	$	(4,555)	$	3,305	

The table as of December 31, 2024 above excludes intangible assets associated with Coyote, which was divested during the third quarter of 2024 as discussed in note 8. During 2023, we recorded an impairment of $111 million related to the Coyote trade name within *Other expenses* in our statements of consolidated income. We did not record any impairments of indefinite-lived intangibles during 2024.

As of December 31, 2024, we do not have material indefinite-lived intangible assets. All of our other recorded intangible assets are deemed to be finite-lived and are amortized over their estimated useful lives. Impairment tests for these assets are performed when a triggering event occurs that may indicate that the carrying value of the intangible asset may not be recoverable. Additionally, a decision to sell or abandon an intangible asset before the end of its useful life may result in an impairment charge. Impairments of finite-lived intangible assets were $71, $8 and $17 million in 2024, 2023, and 2022, respectively, and were recorded within *Other expenses* in our statements of consolidated income. For the year ended December 31, 2024, these charges represented trade name and capitalized software license impairments.

Amortization of intangible assets was $648, $597 and $525 million in each of 2024, 2023 and 2022, respectively. Expected amortization of finite-lived intangible assets recorded as of December 31, 2024 for the next five years is as follows (in millions): 2025—$633; 2026—$556; 2027—$479; 2028—$398; 2029—$296. Amortization expense in future periods will be affected by business acquisitions and divestitures, software development, licensing agreements, purchases of development areas or similar franchise rights and other factors.

As a result of our strategic actions under our *Efficiency Reimagined* initiatives, we are reviewing our software application infrastructure and expect that, as result of this review, it is reasonably possible that revisions to the useful lives of certain finite-lived intangible assets or early retirements will occur in future periods. See further discussion in note 18.

NOTE 8. ACQUISITIONS & DISPOSITIONS

During 2024, the aggregate purchase price for acquisitions was $71 million, net of cash acquired, which primarily related to the acquisition of franchise development areas for The UPS Store, which are recorded as intangible assets within Supply Chain Solutions.

On September 16, 2024, we completed the divestiture of Coyote, for net proceeds of $1.002 billion. These proceeds are recognized within *Proceeds from disposal of businesses, property, plant and equipment* in the statements of consolidated cash flows. In connection with the completion of this divestiture, we recorded a pre-tax gain of $156 million ($152 million after tax) for the year ended December 31, 2024. The gain was recognized within *Other expenses* in the statements of consolidated income. We reported Coyote within our Forwarding businesses in Supply Chain Solutions.

The following table summarizes the carrying values of the assets and liabilities divested (in millions):

	2024
Assets:	
Cash and cash equivalents	$ 20
Accounts receivable, net	405
Other current assets	34
Operating lease right-of-use assets	69
Goodwill	495
Intangible assets, net	195
Other non-current assets	18
Total assets divested	$ 1,236
Liabilities:	
Accounts payable	$ 216
Other current liabilities	54
Non-current operating leases	68
Other non-current liabilities	38
Total liabilities divested	$ 376
Net assets divested	$ 860

In January 2025, we acquired Frigo-Trans and Biotech & Pharma Logistics, an industry-leading, complex healthcare logistics provider based in Germany, for approximately $440 million. The acquisition is expected to increase our complex cold-chain logistics capabilities internationally.

In 2023, we acquired Happy Returns, a technology-focused company that provides innovative end-to-end returns services, and MNX Global Logistics, a global time-critical and temperature-sensitive logistics provider. These businesses are reported within Supply Chain Solutions.

During 2023, we also acquired franchise development areas for The UPS Store, which are recorded as intangible assets within Supply Chain Solutions. Other acquisitions completed within International Package and Supply Chain Solutions during the period were immaterial.

The aggregate purchase price for acquisitions in 2023 was approximately $1.3 billion, net of cash acquired. Acquisitions were funded using cash from operations.

The following table summarizes the final purchase price allocations (in millions):

	2023
Cash and cash equivalents	$ 18
Accounts receivable	60
Other current assets	8
Property, Plant and Equipment	10
Operating Lease Right-Of-Use Assets	24
Goodwill	739
Intangible Assets[1]	554
Other Non-Current Assets	52
Accounts Payable and other current liabilities	(56)
Non-Current Operating Leases	(19)
Deferred Income Tax Liabilities	(43)
Total purchase price	$ 1,347

[1] Includes $64 million for acquisitions of development areas for The UPS Store.

Goodwill recognized of approximately $739 million is attributable to expected synergies from future growth. We assigned $735 million of goodwill to Supply Chain Solutions and $4 million to our International Package segment. A portion of the goodwill acquired is deductible for income tax purposes.

Intangible assets acquired of approximately $554 million consist of $253 million of customer relationships (amortized over a weighted average of 15 years), $64 million of franchise rights (amortized over 20 years), $165 million of developed technology and software (amortized over a weighted average of 11 years), $45 million of trade names (amortized over a weighted average of 9 years) and $27 million of other intangible assets (amortized over a weighted average of 3 years). The carrying value of accounts receivable approximates fair value.

Acquisition-related costs in 2023 were approximately $12 million. These were expensed and included in *Other expenses* within our statement of consolidated income.

In 2022, we acquired Delivery Solutions, a digital platform that optimizes customer deliveries across multiple networks and provides real-time customer tracking and notifications. We also acquired Bomi Group to accelerate our growth in healthcare logistics by expanding our international presence and increasing our cold chain capabilities in major European and Latin American markets. Delivery Solutions and Bomi Group are both reported within Supply Chain Solutions.

During 2022, we also acquired development areas for The UPS Store, which are recorded as intangible assets within Supply Chain Solutions.

The aggregate purchase price for acquisitions in 2022 was approximately $755 million, net of cash acquired. Acquisitions were funded using cash from operations.

The following table summarizes the final purchase price allocations (in millions):

	2022
Cash and cash equivalents	$ 29
Accounts receivable	86
Other current assets	17
Property, Plant and Equipment	63
Operating Lease Right-Of-Use Assets	111
Goodwill	581
Intangible Assets[1]	381
Accounts Payable and other current liabilities	(150)
Non-Current Operating Leases	(85)
Long-Term Debt and Finance Leases	(183)
Deferred Income Tax Liabilities	(66)
Total purchase price	$ 784

[1] Includes $113 million for acquisitions of development areas for The UPS Store.

Goodwill recognized of approximately $581 million, including immaterial measurement period adjustments, was attributable to expected synergies from future growth, including synergies in our International Package segment. We allocated $105 and $476 million of goodwill to reporting units within International Package and Supply Chain Solutions, respectively. Deductible goodwill for income tax purposes was not material.

Intangible assets acquired of approximately $381 million consisted of $177 million of customer relationships (amortized over a weighted average of 15 years), $113 million of franchise rights (amortized over 20 years), $70 million of trade names (amortized over a weighted average of 5 years), $14 million of technology (amortized over a weighted average of 6 years) and $7 million in other intangibles (amortized over a weighted average of 5 years). The carrying value of accounts receivable approximated fair value.

Acquisition-related costs in 2022 were approximately $25 million. These were expensed and included in *Other expenses* within the statement of consolidated income.

NOTE 9. DEBT AND FINANCING ARRANGEMENTS

The carrying value of our outstanding debt obligations, as of December 31, 2024 and 2023 consists of the following (in millions):

	Principal Amount	Maturity	Carrying Value 2024	2023
Commercial paper	$ —		$ —	$ 2,172
Fixed Rate senior notes:				
2.800% senior notes	—	2024	—	499
2.200% senior notes	—	2024	—	400
3.900% senior notes	1,000	2025	1,000	999
2.400% senior notes	500	2026	499	499
3.050% senior notes	1,000	2027	997	996
3.400% senior notes	750	2029	748	747
2.500% senior notes	400	2029	398	398
4.450% senior notes	750	2030	746	745
4.875% senior notes	900	2033	895	894
5.150% senior notes	900	2034	894	—
6.200% senior notes	1,500	2038	1,486	1,485
5.200% senior notes	500	2040	495	494
4.875% senior notes	500	2040	492	491
3.625% senior notes	375	2042	369	369
3.400% senior notes	500	2046	492	492
3.750% senior notes	1,150	2047	1,138	1,138
4.250% senior notes	750	2049	743	743
3.400% senior notes	700	2049	689	689
5.300% senior notes	1,250	2050	1,232	1,232
5.050% senior notes	1,100	2053	1,083	1,083
5.500% senior notes	1,100	2054	1,087	—
5.600% senior notes	600	2064	590	—
Floating rate senior notes:				
Floating-rate senior notes	1,775	2049-2074	1,755	1,545
Debentures:				
7.620% debentures	276	2030	279	280
Pound Sterling notes:				
5.500% notes	84	2031	83	84
5.125% notes	572	2050	544	550
Euro Senior Notes:				
1.625% notes	732	2025	731	774
1.000% notes	523	2028	521	551
1.500% notes	523	2032	521	551
Canadian Senior Notes:				
2.125% notes	—	2024	—	566
Finance lease obligations (see Note 11)	455	2025-2118	455	472
Facility notes and bonds	320	2029-2045	320	320
Other debt	2	2025-2026	2	6
Total debt	$ 21,487		$ 21,284	$ 22,264
Less: current maturities			(1,838)	(3,348)
Long-term debt			$ 19,446	$ 18,916

Commercial Paper

We are authorized to borrow up to $10.0 billion under a U.S. commercial paper program and €5.0 billion (in a variety of currencies) under a European commercial paper program. There was no commercial paper outstanding as of December 31, 2024. The amount of commercial paper outstanding under these programs in 2025 is expected to fluctuate.

Debt Classification

We have classified certain floating-rate senior notes that are redeemable at the option of the note holder as long-term debt in our consolidated balance sheets, due to our intent and ability to refinance the debt if the put option is exercised.

Debt Repayments

On May 21, 2024, our 2.125% Canadian Dollar senior notes with a principal balance of C$750 million ($550 million) matured and were repaid in full.

On September 3, 2024, our 2.200% senior notes with a principal balance of $400 million matured and were repaid in full.

On November 11, 2024, our 2.800% senior notes with a principal balance of $500 million matured and were repaid in full.

Debt Issuances

On May 22, 2024 we issued three series of notes in the principal amounts of $900 million, $1.1 billion and $600 million. These notes bear interest at 5.150%, 5.500% and 5.600%, respectively, and mature on May 22, 2034, May 22, 2054 and May 22, 2064, respectively. Interest on the notes is payable semi-annually. Each series of notes is callable at our option at a redemption price equal to the greater of 100% of the principal amount, or the sum of the present values of scheduled payments of principal and interest, plus accrued and unpaid interest.

On May 28, 2024 we issued floating rate senior notes with a principal balance of $213 million. These notes bear interest at a rate equal to the compounded Secured Overnight Financing Rate ("SOFR") less 0.350% per year and mature on June 1, 2074. Interest on the notes is payable quarterly. These notes are callable at various times after 30 years at a stated percentage of par value and are redeemable at the option of the note holders at various times after one year at a stated percentage of par value.

Fixed-Rate Senior Notes

Our fixed-rate notes pay interest semi-annually and allow for redemption by us at any time by paying the greater of the principal amount or a "make-whole" amount, plus accrued interest.

Reference Rate Reform

Our floating-rate senior notes that mature between 2049 and 2067 initially bore interest at rates that referenced the London Interbank Offer Rate ("LIBOR") for U.S. Dollars. As part of a broader program of reference rate reform, U.S. Dollar LIBOR rates ceased to be published after June 2023. Beginning July 1, 2023, we transitioned these notes to an alternative reference rate, SOFR, which was adopted in accordance with recommendations of the Alternative Reference Rates Committee.

Floating-Rate Senior Notes

We had floating-rate senior notes in the principal amount of $500 million that matured in 2023. These notes bore interest at three-month LIBOR plus a spread of 45 basis points. The average interest rate on these notes for 2023 was 5.32%.

Our outstanding floating-rate senior notes with principal amounts totaling $1.8 billion bear interest at either thirty-day, ninety-day or compounded SOFR, less a spread ranging from 4 to 35 basis points. These notes have maturities ranging from 2049 through 2074. Interest is payable monthly for notes maturing through 2053 and quarterly for notes maturing from 2064 through 2074.

The average interest rate on the outstanding floating-rate senior notes for 2024 and 2023 was 4.77% and 4.75%, respectively. These notes are callable at various times after 30 years at a stated percentage of par value, and redeemable at the option of the note holders at various times after one year at a stated percentage of par value. We have classified these floating-rate senior notes as long-term liabilities in our consolidated balance sheets, due to our intent and ability to refinance the debt if the put option is exercised.

7.620% Debentures

The $276 million debentures have a maturity of April 1, 2030. These debentures are redeemable in whole or in part at any time at our option. The redemption price is equal to the greater of the principal amount plus accrued interest, or the present value of remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark treasury yield plus five basis points, plus accrued interest. Interest is payable semi-annually in April and October, and the debentures are not subject to sinking fund requirements.

Pound Sterling Notes

The Pound Sterling notes consist of two separate tranches, as follows:

- Notes with a principal amount of £66 million accrue interest at a fixed rate of 5.50% and are due in February 2031. Interest is payable semi-annually and these notes are not callable.

- Notes with a principal amount of £455 million accrue interest at a fixed rate of 5.125% and are due in February 2050. Interest is payable semi-annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount plus accrued interest, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark U.K. government bond yield plus 15 basis points, plus accrued interest.

Euro Senior Notes

The Euro notes consist of three separate issuances, as follows:

- Notes with a principal amount of €700 million accrue interest at a fixed rate of 1.625% and are due in November 2025. Interest is payable annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark German government bond yield plus 20 basis points, plus accrued interest.

- Notes with a principal amount of €500 million accrue interest at a fixed rate of 1.00% and are due in November 2028. Interest is payable annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark comparable German government bond yield plus 15 basis points, plus accrued interest.

- Notes with a principal amount of €500 million accrue interest at a fixed rate of 1.50% and are due in November 2032. Interest is payable annually. The notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark comparable government bond yield plus 20 basis points, plus accrued interest.

Finance Lease Obligations

We have certain property, plant and equipment subject to finance leases. For additional information on finance lease obligations, see note 11.

Facility Notes and Bonds

We have entered into agreements with certain municipalities or related entities to finance the construction of, or improvements to, facilities that support our operations in the United States. These facilities are located around airport properties in Louisville, Kentucky; Dallas, Texas; and Philadelphia, Pennsylvania. Under these arrangements, we enter into a lease or loan agreement that covers the debt service obligations on the bonds issued by these entities, as follows:

- Bonds with a principal balance of $149 million issued by the Louisville Regional Airport Authority associated with our Worldport facility in Louisville, Kentucky. The bonds are due in January 2029 and bear interest at a variable rate that is payable monthly. The average interest rates for 2024 and 2023 were 3.28% and 3.31%, respectively.

- Bonds with a principal balance of $42 million issued by the Louisville Regional Airport Authority associated with our airfreight facility in Louisville, Kentucky. The bonds are due in November 2036 and bear interest at a variable rate that is payable monthly. The average interest rates for 2024 and 2023 were 3.21% and 3.29%, respectively.

- Bonds with a principal balance of $29 million issued by the Dallas/Fort Worth International Airport Facility Improvement Corporation associated with our Dallas, Texas airport facilities. The bonds are due in May 2032 and bear interest at a variable rate that is payable quarterly. The average interest rates for 2024 and 2023 were 3.26% and 4.42%, respectively.

- Bonds with a principal balance of $100 million issued by the Delaware County, Pennsylvania Industrial Development Authority associated with our Philadelphia, Pennsylvania airport facilities. These bonds are due in September 2045 and bear interest at a variable rate that is payable monthly. The average interest rates for 2024 and 2023 were 3.18% and 3.26%, respectively.

Contractual Commitments

The following table sets forth the aggregate annual principal payments on our long-term debt and our projected aggregate annual purchase commitments (in millions):

Year	Debt Principal	Purchase Commitments [1]
2025	$ 1,732	$ 2,925
2026	500	2,462
2027	1,000	701
2028	523	111
2029	1,150	7
After 2029	16,125	—
Total	$ 21,030	$ 6,206

[1] Purchase commitments include estimates of future amounts yet to be recognized in our financial statements. In addition to the purchase commitments presented above, during the first quarter of 2025 we entered into an accelerated share repurchase agreement for $1.0 billion worth of shares to be completed during the first quarter of 2025 and an agreement to purchase certain services totaling approximately $400 million to be paid over 10 years, beginning in 2025. Purchase commitments entered into after December 31, 2024 are not reflected in the table above.

Purchase commitments represent contractual agreements for certain capital expenditures and pending acquisitions, that are legally binding, including contracts for aircraft, vehicles and facility construction projects. We are evaluating available financing alternatives with respect to our aircraft purchase commitments.

Sources of Credit

Letters of Credit

As of December 31, 2024, we had outstanding letters of credit totaling approximately $1.7 billion issued in connection with our self-insurance reserves and other routine business requirements. We also issue surety bonds as an alternative to letters of credit in certain instances and, as of December 31, 2024, we had $1.8 billion of surety bonds written.

Revolving Credit Facilities

We maintain two credit agreements with a consortium of banks. The first of these agreements provides revolving credit facilities of $1.0 billion and expires on November 24, 2025. Amounts outstanding under this agreement bear interest at a periodic fixed rate equal to the term SOFR rate, plus 0.10% per annum and an applicable margin based on our then-current credit rating. The applicable margin from the credit pricing grid as of December 31, 2024 was 0.70%. Alternatively, a fluctuating rate of interest equal to the highest of (1) the rate of interest last quoted by The Wall Street Journal as the prime rate in the United States; (2) the Federal Funds effective rate plus 0.50%; or (3) the Adjusted Term SOFR Rate for a one month interest period plus 1.00%, may be used at our discretion.

The second agreement provides revolving credit facilities of $2.0 billion and expires on November 25, 2029. Amounts outstanding under this facility bear interest at a periodic fixed rate equal to the term SOFR rate plus 0.10% per annum and an applicable margin based on our then-current credit rating. The applicable margin from the credit pricing grid as of December 31, 2024 was 0.70%. Alternatively, a fluctuating rate of interest equal to the highest of (1) the rate of interest last quoted by The Wall Street Journal as the prime rate in the United States; (2) the Federal Funds effective rate plus 0.50%; and (3) the Adjusted Term SOFR Rate for a one-month interest period plus 1.00%, plus an applicable margin, may be used at our discretion.

If the credit ratings established by Standard & Poor's and Moody's differ, the higher rating will be used, except in cases where the lower rating is two or more levels lower. In these circumstances, the rating one step below the higher rating will be used. We are also able to request advances under these facilities based on competitive bids for the applicable interest rate. There were no amounts outstanding under our revolving credit facilities as of December 31, 2024.

Debt Covenants

Our existing debt instruments and credit facilities subject us to certain financial covenants. As of December 31, 2024 and for all prior periods presented, we have satisfied these financial covenants. These covenants limit the amount of secured indebtedness that we may incur, and limit the amount of attributable debt in sale-leaseback transactions, to 10% of net tangible assets. As of December 31, 2024, 10% of net tangible assets is equivalent to $4.6 billion; however, we have no covered sale-leaseback transactions or secured indebtedness outstanding. We do not expect these covenants to have a material impact on our financial condition or liquidity.

Fair Value of Debt

Based on the borrowing rates currently available to us for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, was approximately $20.3 and $22.1 billion as of December 31, 2024 and 2023, respectively. We utilized Level 2 inputs in the fair value hierarchy of valuation techniques to determine the fair value of all of our debt instruments.

NOTE 10. LEGAL PROCEEDINGS AND CONTINGENCIES

We are involved in a number of judicial proceedings and other matters arising from the conduct of our business.

Although there can be no assurances as to the ultimate outcome, we have generally denied, or believe we have meritorious defenses and will deny, liability in pending matters, including (except as may be otherwise noted herein) the matters described below, and we intend to vigorously defend each matter. We accrue amounts associated with judicial proceedings and other contingencies when and to the extent a loss becomes probable and can be reasonably estimated. The actual costs of resolving legal proceedings may be substantially higher or lower than the amounts accrued on those claims.

For matters as to which we are not able to estimate a possible loss or range of losses, we are not able to determine whether any such loss will have a material impact on our operations or financial condition. For these matters, we have described the reasons that we are unable to estimate a possible loss or range of losses.

Judicial Proceedings

We are a defendant in a number of lawsuits filed in state and federal courts containing various class action allegations under state wage-and-hour laws. We do not believe that any loss associated with any such matter will have a material impact on our financial condition, results of operations or liquidity.

In October 2022, Gratton v. United Parcel Service, Inc., was filed in the United States District Court for the Eastern District of Washington. Plaintiff sued UPS for various employment related claims. In the third quarter of 2024, the jury found in favor of the plaintiff only on his retaliation claim, awarding him $39.6 million in compensatory damages and $198 million in punitive damages. We have filed post-trial motions appealing the verdict as we believe a number of reversible errors have been committed entitling us to reverse the verdict substantially or in its entirety. In the fourth quarter of 2024, the punitive damage award was vacated in its entirety. In the first quarter of 2025, the court vacated the remainder of the jury's verdict and granted our motion for a new trial. As of December 31, 2024, we had accrued an immaterial amount in our consolidated balance sheet in connection with this matter.

In July 2023, Baker v. United Parcel Service, Inc. (DE) and United Parcel Service, Inc. (OH) was certified as a class action in federal court in the Eastern District of Washington. The plaintiff in this matter alleges that UPS violated the Uniformed Services Employment and Reemployment Rights Act. We are vigorously defending ourselves in this matter and believe that we have a number of meritorious defenses, and there are unresolved questions of law and fact that could be important to the ultimate resolution of this matter. Accordingly, we are not able to estimate a possible loss or range of loss that may result from this matter or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.

In October 2024, a securities class action, Savage v. United Parcel Service, Inc. et al, was filed in the United States District Court for the Northern District of Georgia, naming the Company and certain current and former officers as defendants. This matter has been dismissed.

Other Matters

In August 2016, Spain's National Markets and Competition Commission ("CNMC") announced an investigation into 10 companies in the commercial delivery and parcel industry, including UPS, related to alleged nonaggression agreements to allocate customers. In May 2017, we received a Statement of Objections issued by the CNMC. In July 2017, we received a Proposed Decision from the CNMC. In March 2018, the CNMC adopted a final decision, finding an infringement and imposing an immaterial fine on UPS. We appealed the decision. In December 2022, a trial court ruled against us. We have filed an appeal before the Spanish Supreme Court. We are vigorously defending ourselves and believe that we have a number of meritorious defenses. There are also unresolved questions of law that could be important to the ultimate resolution of this matter. We do not believe that any loss from this matter would have a material impact on our financial condition, results of operations or liquidity.

As previously disclosed, the Securities and Exchange Commission (the "SEC") had investigated our controls and practices surrounding impairment analyses in connection with the divestiture of UPS Freight in April 2021. Such analysis led to a non-cash goodwill impairment charge being recorded during the quarter ended December 31, 2020. In March 2024, the SEC staff informed the Company that it disagreed with the timing of the impairment. The Company reached a negotiated resolution with the SEC, without admitting or denying the SEC's findings. In connection therewith, the Company agreed to pay a civil penalty, and agreed to remedial actions, training and process changes, many of which have already been implemented. The resolution did not have a material effect on the Company's financial condition, results of operations or liquidity.

We are a party to various other matters that arose in the normal course of business. These include disputes with government authorities in various jurisdictions over the imposition of duties, fines, taxes and assessments from time to time. We are vigorously defending ourselves and believe that we have a number of meritorious defenses in these disputes. There are also unresolved questions of law that could be important to the ultimate resolution of these disputes. Accordingly, we are not able to estimate a possible loss or range of losses that may result from these disputes or to determine whether such losses, if any, would have a material impact on our financial condition, results of operations or liquidity.

We do not believe that the eventual resolution of any other matters (either individually or in the aggregate), including any reasonably possible losses in excess of current accruals, will have a material impact on our operations or financial condition.

NOTE 11. LEASES

We have finance and operating leases for real estate (primarily package centers, airport facilities and warehouses), aircraft and engines, information technology equipment, vehicles and various other equipment used in operating our business. Certain leases for real estate and aircraft contain options to purchase, extend or terminate the lease.

Aircraft

In addition to the aircraft that we own, we charter aircraft to handle package and cargo volume on certain international trade lanes and domestic routes. Due to the nature of these agreements, primarily being that either party can cancel the agreement with short notice, we have classified these as short-term leases. A majority of our long-term aircraft operating leases are operated by a third party to handle package and cargo volume in geographic regions where, due to government regulations, we are restricted from operating an airline.

Transportation equipment and other equipment

We enter into both long-term and short-term leases for transportation equipment to supplement our capacity or meet contractual demands. Some of these assets are leased on a month-to-month basis and the leases can be terminated without penalty. We also enter into equipment leases to increase capacity during periods of high demand. These leases are treated as short-term as the cumulative right of use is less than 12 months over the term of the contract.

Some of our transportation and technology equipment leases require us to make additional lease payments based on the underlying usage of the assets. Due to the variable nature of these costs, these are expensed as incurred and are not included in the right of use lease asset and associated lease obligation.

The components of lease expense for the years ended December 31, 2024, 2023 and 2022 were as follows (in millions):

	2024	**2023**	**2022**
Operating lease costs	$ 912	$ 860	$ 736
Finance lease costs:			
Amortization of assets	$ 145	$ 119	$ 112
Interest on lease liabilities	23	18	14
Total finance lease costs	168	137	126
Variable lease costs	311	279	270
Short-term lease costs	1,079	1,166	1,499
Total lease costs[(1)]	$ 2,470	$ 2,442	$ 2,631

[(1)] This table excludes sublease income for all periods presented as it was not material.

In addition to the lease costs disclosed in the table above, we monitor all lease categories for any indicators that the carrying value of the assets may not be recoverable. We recognized certain immaterial impairments, primarily within Supply Chain Solutions, for the years ended December 31, 2024, 2023 and 2022.

Supplemental information related to leases and location within our consolidated balance sheets as of December 31, 2024 and 2023 are as follows (in millions, except lease term and discount rate):

	2024		2023	
Operating Leases:				
Operating lease right-of-use assets	$	4,149	$	4,308
Current maturities of operating leases	$	733	$	709
Non-current operating leases		3,635		3,756
Total operating lease obligations	$	4,368	$	4,465
Finance Leases:				
Property, plant and equipment, net	$	657	$	856
Current maturities of long-term debt, commercial paper and finance leases	$	104	$	104
Long-term debt and finance leases		351		368
Total finance lease obligations	$	455	$	472
Weighted average remaining lease term (in years):				
Operating leases		10.4		10.8
Finance leases		11.1		7.4
Weighted average discount rate:				
Operating leases		3.50 %		3.20 %
Finance leases		3.84 %		3.88 %

Supplemental cash flow information related to leases for the years ended December 31, 2024 and 2023 is as follows (in millions):

	2024		2023	
Cash paid for amounts included in measurement of obligations:				
Operating cash flows from operating leases	$	877	$	835
Operating cash flows from finance leases		20		17
Financing cash flows from finance leases		136		126
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	$	740	$	1,278
Finance leases		120		209

Future payments for lease obligations as of December 31, 2024 are as follows (in millions):

	Finance Leases	Operating Leases
2025	$ 115	$ 847
2026	87	765
2027	55	659
2028	47	504
2029	38	388
Thereafter	207	2,049
Total lease payments	549	5,212
Less: Imputed interest	(94)	(844)
Total lease obligations	455	4,368
Less: Current obligations	(104)	(733)
Long-term lease obligations	$ 351	$ 3,635

As of December 31, 2024, we had additional leases which have not commenced of $561 million. These leases will commence between 2025 and 2026 when we are granted access to the property, such as when we are able to begin constructing leasehold improvements or obtain a certificate of occupancy.

NOTE 12. SHAREOWNERS' EQUITY

Capital Stock, Additional Paid-In Capital, Retained Earnings and Non-Controlling Minority Interests

We are authorized to issue two classes of common stock, which are distinguished from each other primarily by their respective voting rights. Class A shares of UPS are entitled to 10 votes per share, whereas class B shares are entitled to one vote per share. Class A shares are primarily held by UPS employees and retirees, as well as trusts and descendants of the Company's founders, and these shares are fully convertible into class B shares at any time. Class B shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol "UPS". Class A and B shares both have a $0.01 par value, and as of December 31, 2024, there were 4.6 billion class A shares and 5.6 billion class B shares authorized to be issued. Additionally, there are 200 million preferred shares authorized to be issued, with a par value of $0.01 per share. As of December 31, 2024, no preferred shares had been issued.

The following is a rollforward of our common stock, additional paid-in capital, retained earnings and non-controlling minority interests accounts for the years ended December 31, 2024, 2023 and 2022 (in millions, except per share amounts):

	2024		2023		2022	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Common Stock:						
Balance at beginning of year	127	$ 2	134	$ 2	138	$ 2
Stock award plans	2	—	5	—	5	—
Common stock issuances	3	—	2	—	3	—
Conversions of class A to class B common stock	(11)	—	(14)	—	(12)	—
Class A shares issued at end of year	121	$ 2	127	$ 2	134	$ 2
Class B Common Stock:						
Balance at beginning of year	726	$ 7	725	$ 7	732	$ 7
Common stock purchases	(4)	—	(13)	—	(19)	—
Conversions of class A to class B common stock	11	—	14	—	12	—
Class B shares issued at end of year	733	$ 7	726	$ 7	725	$ 7
Additional Paid-In Capital:						
Balance at beginning of year		$ —		$ —		$ 1,343
Stock award plans		(77)		425		624
Common stock purchases		(212)		(882)		(2,462)
Common stock issuances		425		467		495
Other [1]		—		(10)		—
Balance at end of year		$ 136		$ —		$ —
Retained Earnings:						
Balance at beginning of year		$ 21,055		$ 21,326		$ 16,179
Net income attributable to controlling interests		5,782		6,708		11,548
Dividends ($6.52, $6.48 and $6.08 per share) [2]		(5,594)		(5,611)		(5,363)
Common stock purchases		(288)		(1,368)		(1,038)
Other [3]		(73)		—		—
Balance at end of year		$ 20,882		$ 21,055		$ 21,326
Non-Controlling Interests:						
Balance at beginning of year		$ 8		$ 17		$ 16
Change in non-controlling interests		17		(9)		1
Balance at end of year		$ 25		$ 8		$ 17

[1] Includes a 1% excise tax applicable to share repurchases.
[2] The dividend per share amount is the same for both class A and class B common stock. Dividends include $195, $239 and $249 million for 2024, 2023 and 2022, respectively, that were settled in shares of class A common stock.
[3] Includes adjustments related to certain stock-based awards.

We repurchased 3.9, 12.8 and 19.0 million shares of class B common stock for $500 million, $2.3 billion and $3.5 billion during the years ended December 31, 2024, 2023 and 2022, respectively. These repurchases were completed as follows:

- In August 2021, the Board of Directors authorized the company to repurchase up to $5.0 billion of class A and class B common stock (the "2021 Authorization"). The share repurchases discussed above for the year ended December 31, 2022 were completed under this authorization. For the year ended December 31, 2023, we repurchased 0.5 million shares of class B common stock for $82 million under this authorization.

- In January 2023, the Board of Directors terminated the 2021 Authorization and approved a new share repurchase authorization for $5.0 billion of class A and class B common stock (the "2023 Authorization"). The share repurchases discussed above for the year ended December 31, 2024 were completed under the 2023 Authorization. For the year ended December 31, 2023, we repurchased 12.3 million shares for $2.2 billion under the 2023 Authorization. As of December 31, 2024, we had $2.3 billion available under this repurchase authorization.

In February 2025, we entered into an accelerated share repurchase agreement for $1.0 billion worth of shares. This agreement is expected to settle in the first quarter of 2025. We do not anticipate further share repurchases in 2025.

Future share repurchases may be in the form of accelerated share repurchase programs, open market purchases or other methods we deem appropriate. The timing of share repurchases will depend upon market conditions. Unless terminated earlier by the Board of Directors, this program will expire when we have purchased all shares authorized for repurchase under the program.

Movements in additional paid-in capital in respect of stock award plans comprise accruals for unvested awards, offset by adjustments for awards that vest during the period.

Accumulated Other Comprehensive Income (Loss)

We recognize activity in other comprehensive income for foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities, unrealized gains and losses from derivatives that qualify as hedges of cash flows and unrecognized pension and postretirement benefit costs. The activity in accumulated other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022 is as follows (in millions):

		2024		2023		2022
Foreign Currency Translation Gain (Loss), Net of Tax:						
Balance at beginning of year	$	(1,248)	$	(1,446)	$	(1,162)
Translation adjustment (net of tax effect of $(7), $(15) and $(17))		(338)		190		(315)
Reclassification to earnings (net of tax effect of $0, $0 and $2)		—		8		31
Balance at end of year	$	(1,586)	$	(1,248)	$	(1,446)
Unrealized Gain (Loss) on Marketable Securities, Net of Tax:						
Balance at beginning of year	$	(2)	$	(11)	$	(1)
Current period changes in fair value (net of tax effect of $0, $2 and $(3))		1		7		(12)
Reclassification to earnings (net of tax effect of $0, $1 and $1)		—		2		2
Balance at end of year	$	(1)	$	(2)	$	(11)
Unrealized Gain (Loss) on Cash Flow Hedges, Net of Tax:						
Balance at beginning of year	$	(76)	$	167	$	(17)
Current period changes in fair value (net of tax effect of $93, $(28) and $128)		296		(89)		407
Reclassification to earnings (net of tax effect of $(41), $(48) and $(70))		(129)		(154)		(223)
Balance at end of year	$	91	$	(76)	$	167
Unrecognized Pension and Postretirement Benefit Costs, Net of Tax:						
Balance at beginning of year	$	(2,432)	$	(259)	$	(2,098)
Net actuarial gain (loss) and prior service cost resulting from remeasurements of plan assets and liabilities (net of tax effect of $(315), $(793) and $810)		(1,005)		(2,530)		2,576
Reclassification to earnings (net of tax effect of $195, $111 and $(230))		624		357		(737)
Balance at end of year	$	(2,813)	$	(2,432)	$	(259)
Accumulated other comprehensive income (loss) at end of year	$	(4,309)	$	(3,758)	$	(1,549)

Detail of the gains (losses) reclassified from accumulated other comprehensive income (loss) to the statements of consolidated income for the years ended December 31, 2024, 2023 and 2022 is as follows (in millions):

	Amount Reclassified from AOCI			Affected Line Item in the Income Statement
	2024	**2023**	**2022**	
Unrealized Gain (Loss) on Foreign Currency Translation:				
Realized gain (loss) on business wind-down	$ —	$ (8)	$ (33)	Other expenses
Income tax (expense) benefit	—	—	2	Income tax expense
Impact on net income	$ —	$ (8)	$ (31)	Net income
Unrealized Gain (Loss) on Marketable Securities:				
Realized gain (loss) on sale of securities	$ —	$ (3)	$ (3)	Investment income (expense) and other
Income tax (expense) benefit	—	1	1	Income tax expense
Impact on net income	$ —	$ (2)	$ (2)	Net income
Unrealized Gain (Loss) on Cash Flow Hedges:				
Interest rate contracts	$ (5)	$ (10)	$ (10)	Interest expense
Foreign currency exchange contracts	176	213	304	Revenue
Foreign currency exchange contracts	(1)	(1)	(1)	Investment income (expense) and other
Income tax (expense) benefit	(41)	(48)	(70)	Income tax expense
Impact on net income	$ 129	$ 154	$ 223	Net income
Unrecognized Pension and Postretirement Benefit Costs:				
Prior service costs	$ (154)	$ (109)	$ (94)	Investment income (expense) and other
Remeasurement of benefit obligation	(665)	(351)	1,027	Investment income (expense) and other
Curtailments and settlements of benefit obligations	—	(8)	34	Investment income (expense) and other
Income tax (expense) benefit	195	111	(230)	Income tax expense
Impact on net income	$ (624)	$ (357)	$ 737	Net income
Total amount reclassified for the year	$ (495)	$ (213)	$ 927	Net income

Deferred Compensation Obligations and Treasury Stock

We maintain a deferred compensation plan whereby certain employees were previously able to elect to defer the gains on stock option exercises by deferring the shares received upon exercise into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as a deferred compensation obligation within *Shareowners' Equity* in our consolidated balance sheets. The number of shares needed to settle the liability for deferred compensation obligations is included in the denominator in both the basic and diluted earnings per share calculations. Employees are generally no longer able to defer the gains from stock options exercised.

Activity in the deferred compensation program for the years ended December 31, 2024, 2023 and 2022 was as follows (in millions):

	2024		2023		2022	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Deferred Compensation Obligations:						
Balance at beginning of year		$ 9		$ 13		$ 16
Reinvested dividends		1		—		2
Benefit payments		(3)		(4)		(5)
Balance at end of year		$ 7		$ 9		$ 13
Treasury Stock:						
Balance at beginning of year	—	$ (9)	—	$ (13)	—	$ (16)
Reinvested dividends	—	(1)	—	—	—	(2)
Benefit payments	—	3	—	4	—	5
Balance at end of year	—	$ (7)	—	$ (9)	—	$ (13)

NOTE 13. STOCK-BASED COMPENSATION

In 2021, our shareholders approved our 2021 Omnibus Incentive Compensation Plan (the "Plan") under which we are authorized to issue non-qualified and incentive stock options, stock appreciation rights, restricted stock and stock units ("RSUs"), and restricted performance shares and performance units ("RPUs", collectively with RSUs, "Restricted Units") underlying 25 million shares. Each award issued in the form of Restricted Units, stock options and other permitted awards reduces the share reserve by one share. We had 9 million shares available to be issued under the Plan as of December 31, 2024.

Our primary equity compensation programs are the UPS Long-Term Incentive Performance Award program (the "LTIP") and the UPS Stock Option program. We also grant Restricted Units to our Board of Directors (the "Board") as a component of their annual compensation and, from time to time, to individual employees as a retention mechanism. The awards issued under these programs are considered to be equity classified. The total expense recognized in our statements of consolidated income for these stock compensation programs during 2024, 2023 and 2022 was $24 million, $220 million and $1.6 billion, respectively. The associated income tax benefit (expense) recognized in our statements of consolidated income during 2024, 2023 and 2022 was $(18), $42 and $451 million, respectively. The cash income tax benefit received from the exercise of stock options and conversion of Restricted Units to class A shares during 2024, 2023 and 2022 was $110, $201 and $352 million, respectively.

We maintain the UPS Management Incentive Award Program (the "MIP") for certain management employees. Employees may elect to receive cash or unrestricted shares of class A common stock under the MIP. Substantially all MIP awards are settled in cash, based on participant elections.

We also maintain an employee stock purchase plan which allows eligible employees to purchase shares of UPS class A common stock at a discount.

Management Incentive Award Program

Non-executive management eligibility under the MIP is determined annually by the executive officers of UPS. Executive officer eligibility is determined annually by the Compensation and Human Capital Committee of the Board (the "Compensation Committee"). The MIP is an incentive-based compensation program, with awards based on annual Company performance. Beginning 2023, MIP awards are paid in cash, unless a participant elects to receive all or a portion of the award in unrestricted shares of class A common stock. As of December 31, 2024, the MIP was classified as a compensation obligation within *Accrued wages and withholdings* in our consolidated balance sheets.

Prior to 2023, MIP awards were generally paid in one-half to two-thirds RPUs, depending upon the recipient's level of seniority. The remainder of the award was electable in the form of cash or unrestricted shares of class A common stock, and was fully vested at the time of grant. Upon conversion, RPUs resulted in the issuance of an equivalent number of shares of class A common stock after required tax withholdings.

During 2022, the Compensation Committee amended and restated the terms and conditions governing 2022 MIP RPUs to provide that such awards would fully vest as of December 31, 2022. The elimination of a future service requirement for this award resulted in the recognition of an additional $505 million of stock compensation expense in 2022, of which approximately $431 million was recorded in U.S. Domestic Package. In 2023, the Compensation Committee approved the 2022 MIP awards and the compensation obligation was relieved. The RPUs granted were recorded as additional paid-in capital on the measurement date.

Dividends earned on Restricted Units are reinvested in additional Restricted Units at each dividend payable date until conversion to class A shares occurs.

The following table shows the change in non-vested Restricted Units under our equity compensation programs other than the LTIP (defined below) in 2024:

	Restricted Units (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested as of January 1, 2024	58	$ 176.68
Vested	(83)	169.01
Granted	14	147.22
Reinvested dividends	41	N/A
Forfeited / Expired	(5)	154.27
Non-vested as of December 31, 2024	25	$ 177.76

The fair value of these Restricted Units is the NYSE closing price of class B common stock on the date of grant. The weighted-average grant date fair value of Restricted Units, other than awards granted under the LTIP, which are discussed below, granted during 2024, 2023 and 2022 was $147.22, $185.66 and $223.72, respectively. The total fair value of these RPUs vested was $11 million, $1.1 billion and $923 million in 2024, 2023 and 2022, respectively. As of December 31, 2024, there was $3 million of total unrecognized compensation cost related to non-vested Restricted Units, other than awards granted under the LTIP, which are discussed below. That cost is expected to be recognized over a weighted-average period of two years.

Long-Term Incentive Performance Award Program ("LTIP")

LTIP RPUs vest at the end of a three-year performance period, assuming continued employment with the Company (except in the case of death, disability or retirement, in which case immediate vesting occurs on a prorated basis). The number of RPUs earned is based on achievement of performance targets established on the grant date.

LTIP awards have performance targets that are equally weighted between adjusted earnings per share and adjusted cumulative free cash flow. The final number of RPUs earned is then subject to adjustment based on RTSR relative to the Standard & Poor's 500 Index. We determine the grant date fair value of these RPUs using a Monte Carlo model and recognize compensation expense (less estimated forfeitures) ratably over the vesting period, based on the number of awards expected to be earned.

The weighted-average assumptions used in our Monte Carlo models for each award year were as follows:

	2024	2023	2022
Risk-free interest rate	4.43 %	3.89 %	2.35 %
Expected volatility	27.02 %	30.23 %	31.92 %
Weighted-average fair value of units granted	$ 156.73	$ 198.78	$ 227.00
Share payout	101.92 %	107.72 %	107.37 %

There is no expected dividend yield as units earn dividend equivalents.

The following table shows LTIP RPU activity during the year ended December 31, 2024:

	RPUs (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested as of January 1, 2024	1,268	$ 210.04
Vested	(296)	214.27
Granted	918	156.73
Reinvested dividends	90	N/A
Performance adjustments [1]	(320)	226.71
Forfeited / Expired	(259)	184.89
Non-vested as of December 31, 2024	1,401	$ 174.12

[1] Represents the incremental performance adjustment to RPUs with a performance period ending in 2024, which vested during the year.

The fair value of each LTIP RPU is based on the NYSE closing price of class B common stock on the date of grant. The weighted-average grant date fair value of LTIP RPUs granted during 2024, 2023 and 2022 was $156.73, $198.78 and $227.00, respectively. The total fair value of LTIP RPUs vested during 2024, 2023 and 2022 was $23, $111 and $239 million, respectively. As of December 31, 2024, there was $104 million of total unrecognized compensation cost related to non-vested LTIP RPUs. That cost is expected to be recognized over a weighted-average period of one year and ten months.

Non-qualified Stock Options

Stock options may be granted under the Plan, and must have an exercise price at least equal to the NYSE closing price of UPS class B common stock on the date the option is granted.

We grant non-qualified stock options to a limited group of eligible senior management employees annually, in which the value granted is determined as a percentage of salary. Stock option grants vest over a five-year period with approximately 20% of the award vesting at each anniversary of the grant date (except in the case of death, disability or retirement, in which case immediate vesting occurs). Option grants expire 10 years after the date of the grant. Option holders may exercise their options via the payment of cash or class A common stock; new class A shares are issued upon exercise.

The following table provides an analysis of activity during 2024 relating to options to purchase shares of class A common stock:

	Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2024	1,382	$ 127.91		
Exercised	(34)	99.69		
Granted	153	154.76		
Forfeited / Expired	(49)	N/A		
Outstanding as of December 31, 2024	1,452	$ 130.08	5.08	$ 19
Options Vested and Expected to Vest	1,452	$ 130.08	5.08	$ 19
Exercisable as of December 31, 2024	1,128	$ 119.92	4.26	$ 18

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The weighted-average assumptions used by year, and the calculated weighted-average fair values of options, are as follows:

	2024	2023	2022
Expected dividend yield	3.96 %	3.54 %	2.35 %
Risk-free interest rate	4.25 %	3.70 %	2.39 %
Expected life in years	6.13	5.93	7.50
Expected volatility	28.94 %	28.31 %	25.04 %
Weighted-average fair value of options granted	$ 34.76	$ 41.08	$ 48.45

The expected dividend yield is based on recent historical dividend yields for our stock, taking into account changes in dividend policy. The risk-free interest rate is based on the term structure of interest rates at the time of the option grant. The expected life represents an estimate of the period of time options are expected to remain outstanding. In determining this, we have relied upon a combination of the observed exercise behavior of our prior grants with similar characteristics and the contractual term of the grants. Expected volatilities are based on the historical returns on our stock and the implied volatility of our publicly-traded options.

We received cash of $3, $20 and $14 million during 2024, 2023 and 2022, respectively, from option holders resulting from the exercise of stock options. The total intrinsic value of options exercised during 2024, 2023 and 2022 was $2, $15 and $20 million, respectively. As of December 31, 2024, there was $3 million of total unrecognized compensation cost related to non-vested options. That cost is expected to be recognized over a weighted-average period of three years and five months.

Discounted Employee Stock Purchase Plan

We maintain an employee stock purchase plan for all eligible employees. Under this plan, shares of UPS class A common stock may be purchased at quarterly intervals at 95% of the NYSE closing price of UPS class B common stock on the last day of each quarterly period. Employees purchased 0.8, 0.7 and 0.6 million shares at average prices of $130.14, $162.34 and $180.80 per share, during 2024, 2023 and 2022, respectively. This plan is not considered to be compensatory, and therefore no compensation cost is incurred for the employees' purchase rights.

NOTE 14. SEGMENT AND GEOGRAPHIC INFORMATION

We have two reportable segments: U.S. Domestic Package and International Package, which are together referred to as our global small package operations. Our remaining businesses are reported as Supply Chain Solutions. Global small package operations represent our most significant business and are broken down into regional operations around the world. Regional operations managers are responsible for both domestic and export products within their geographic area. Supply Chain Solutions comprises the results of non-reportable operating segments that do not meet the quantitative and qualitative criteria of a reportable segment as defined under ASC Topic 280.

U.S. Domestic Package

U.S. Domestic Package operations include the time-definite delivery of letters, documents and packages throughout the United States.

During the quarter ended December 31, 2024, based on a change in our management reporting structure, we began presenting our U.S. air cargo product within our U.S. Domestic Package segment. This activity was previously reported within Supply Chain Solutions. This change aligns with how our chief operating decision maker reviews operating results to assess performance and allocate resources. Prior periods have been recast to conform to current year presentation with no changes to consolidated results.

International Package

International Package operations include delivery to more than 200 countries and territories worldwide, including shipments wholly outside the United States, as well as shipments with either origin or destination outside the United States. Our International Package reporting segment includes the aggregation of our operations in Europe, the Indian sub-continent, Middle East and Africa (together "EMEA"), Canada and Latin America (together "Americas") and Asia.

Supply Chain Solutions

Supply Chain Solutions includes our Forwarding, Logistics, digital and other businesses. Our Forwarding and Logistics businesses provide services in more than 200 countries and territories worldwide and include international air and ocean freight forwarding, customs brokerage, mail services, healthcare logistics, distribution and post-sales services. Our digital businesses leverage technology to enable a range of on-demand services such as same-day delivery, end-to-end return services and integrated supply chain and high-value shipment insurance solutions.

Segment information

We consider our Chief Executive Officer to be our chief operating decision maker ("CODM"). The CODM is responsible for setting the Company's strategic direction, managing overall operations, and is the main point of communication between the board of directors and key operational personnel within the organization.

The CODM utilizes operating profit as a primary measure of segment performance because it reflects the underlying business performance and provides the CODM with a basis for making resource allocation decisions. Operating profit is defined as income before investment income (expense) and other, interest expense and income tax expense. Operating profit is considered to be a primary measure of segment performance.

The CODM regularly reviews segment level expense details which include compensation, benefits and purchased transportation expenses when assessing operating segment performance. Compensation and benefits are separately assessed for Domestic Package whereas these categories are assessed together for International Package. These categories are the primary segment expenses used by the CODM to assesses segment performance.

Certain expenses are allocated between the segments using activity-based costing methods. These activity-based costing methods require us to make estimates that impact the amount of each expense category that is attributed to each segment. Changes in these estimates directly impact the amount of expense allocated to each segment, and therefore the operating profit of each reporting segment. Our allocation methodologies are refined periodically, as necessary, to reflect changes in our businesses.

As we operate an integrated, global multimodal network, we evaluate many of our capital expenditure decisions at a network level. Accordingly, expenditures on property, plant and equipment by segment are not presented.

Segment information for the years ended December 31, 2024, 2023 and 2022 is as follows (in millions):

Year ended December 31, 2024	U.S. Domestic		International		Total	
Revenue	$	60,376	$	17,960	$	78,336
Reconciliation of revenue:						
Other revenues[2]						12,734
Total consolidated					$	91,070
Less:						
Compensation and benefits				3,783		
Compensation		20,839				
Benefits		16,862				
Purchased transportation		2,466		3,447		
Other segment items[1]		15,864		7,539		
Segment Operating profit/(loss)	$	4,345	$	3,191	$	7,536
Reconciliation of segment operating profit to income before income taxes:						
Other profit/(loss)[2]					$	932
Other pension income (expense)						(396)
Investment income (expense) and other						236
Interest expense						(866)
Income Before Income Taxes					$	7,442
Other Segment Disclosures:						
Segment assets	$	38,657	$	18,300	$	56,957
Other assets[2]						9,850
Unallocated assets						3,263
Consolidated Assets					$	70,070
Depreciation and amortization[3]	$	2,470	$	777	$	3,247
Other depreciation and amortization[2]						362
Consolidated Depreciation and Amortization					$	3,609

[1] Other segment items for each reportable segment include repairs and maintenance, depreciation and amortization, fuel, other occupancy, allocated costs for our air network, information service, and general and administrative service expenses.

[2] Revenue, Operating profit/(loss), Assets, and Depreciation and Amortization from segments below the quantitative thresholds are attributable to operating segments which provide supply chain solutions. These operating segments include our Forwarding, Logistics, Digital, and Other businesses.

[3] The amounts of depreciation and amortization disclosed by reportable segment are included within the other segment items captions. These totals are presented after applying activity based costing methods to allocate expenses between segments as noted above.

Year ended December 31, 2023	U.S. Domestic	International	Total
Revenue	$ 60,205	$ 17,831	$ 78,036
Reconciliation of revenue:			
Other revenues[2]			12,922
Total consolidated			$ 90,958
Less:			
Compensation and benefits		3,794	
Compensation	19,818		
Benefits	16,859		
Purchased transportation	2,555	3,391	
Other segment items[1]	15,817	7,415	
Segment Operating profit/(loss)	$ 5,156	$ 3,231	$ 8,387
Reconciliation of segment operating profit to income before income taxes:			
Other profit/(loss)[2]			$ 754
Other pension income (expense)			(95)
Investment income (expense) and other			314
Interest expense			(787)
Income Before Income Taxes			$ 8,573
Other Segment Disclosures:			
Segment assets	$ 38,368	$ 17,587	$ 55,955
Other assets[2]			11,245
Unallocated assets			3,657
Consolidated Assets			$ 70,857
Depreciation and amortization[3]	$ 2,290	$ 742	$ 3,032
Other depreciation and amortization[2]			334
Consolidated Depreciation and Amortization			$ 3,366

[1] Other segment items for each reportable segment include repairs and maintenance, depreciation and amortization, fuel, other occupancy, allocated costs for our air network, information service, and general and administrative service expenses.

[2] Revenue, Operating profit/(loss), Assets, and Depreciation and Amortization from segments below the quantitative thresholds are attributable to operating segments which provide supply chain solutions. These operating segments include our Forwarding, Logistics, Digital, and Other businesses.

[3] The amounts of depreciation and amortization disclosed by reportable segment are included within the other segment items captions. These totals are presented after applying activity based costing methods to allocate expenses between segments as noted above.

Year ended December 31, 2022	U.S. Domestic	International	Total
Revenue	$ 64,611	$ 19,698	$ 84,309
Reconciliation of revenue:			
Other revenues[2]			16,029
Total consolidated			$ 100,338
Less:			
Compensation and benefits		3,890	
Compensation	20,488		
Benefits	16,603		
Purchased transportation	3,333	3,773	
Other segment items[1]	17,036	7,709	
Segment Operating profit/(loss)	$ 7,151	$ 4,326	$ 11,477
Reconciliation of segment operating profit to income before income taxes:			
Other profit/(loss)[2]			$ 1,617
Other pension income (expense)			2,251
Investment income (expense) and other			184
Interest expense			(704)
Income Before Income Taxes			$ 14,825
Other Segment Disclosures:			
Segment assets	$ 38,303	$ 17,670	$ 55,973
Other assets[2]			10,407
Unallocated assets			4,744
Consolidated Assets			$ 71,124
Depreciation and amortization[3]	$ 2,173	$ 761	$ 2,934
Other depreciation and amortization[2]			254
Consolidated Depreciation and Amortization			$ 3,188

[1] Other segment items for each reportable segment include repairs and maintenance, depreciation and amortization, fuel, other occupancy, allocated costs for our air network, information service, and general and administrative service expenses.

[2] Revenue, Operating profit/(loss), Assets, and Depreciation and Amortization from segments below the quantitative thresholds are attributable to operating segments which provide supply chain solutions. These operating segments include our Forwarding, Logistics, Digital, and Other businesses.

[3] The amounts of depreciation and amortization disclosed by reportable segment are included within the other segment items captions. These totals are presented after applying activity based costing methods to allocate expenses between segments as noted above.

Revenue by product type for the years ended 2024, 2023 and 2022 is provided in note 2, Revenue Recognition.

Geographic information for the years ended December 31, 2024, 2023 and 2022 is as follows (in millions):

	2024	2023	2022
United States:			
Revenue	$ 70,389	$ 71,749	$ 78,110
Long-lived assets	$ 33,173	$ 33,301	$ 32,002
International:			
Revenue	$ 20,681	$ 19,209	$ 22,228
Long-lived assets	$ 13,304	$ 13,687	$ 12,991
Consolidated:			
Revenue	$ 91,070	$ 90,958	$ 100,338
Long-lived assets	$ 46,477	$ 46,988	$ 44,993

Long-lived assets include property, plant and equipment, pension and postretirement benefit assets, long-term investments, goodwill and intangible assets.

No countries outside of the United States accounted for 10% or more of consolidated revenue for the years ended December 31, 2024, 2023 or 2022. For the years ended December 31, 2024, 2023 and 2022, Amazon.com, Inc. and its affiliates ("Amazon") represented 11.8%, 11.8%, and 11.3% of our consolidated revenues, respectively. Substantially all of this revenue was attributed to U.S. Domestic Package. Amazon accounted for approximately 12.8%, 15.8%, and 15.5% of *Accounts receivable, net*, included within our consolidated balance sheets as of December 31, 2024, 2023 and 2022, respectively.

NOTE 15. INCOME TAXES

The income tax expense (benefit) for the years ended December 31, 2024, 2023 and 2022 consists of the following (in millions):

	2024	2023	2022
Current:			
U.S. Federal	$ 1,093	$ 1,012	$ 2,006
U.S. State and Local	172	195	273
Non-U.S.	410	459	467
Total Current	1,675	1,666	2,746
Deferred:			
U.S. Federal	38	150	296
U.S. State and Local	(30)	20	136
Non-U.S.	(23)	29	99
Total Deferred	(15)	199	531
Total Income Tax Expense	$ 1,660	$ 1,865	$ 3,277

Income before income taxes includes the following components (in millions):

	2024	2023	2022
United States	$ 5,839	$ 6,246	$ 12,276
Non-U.S.	1,603	2,327	2,549
Total Income Before Income Taxes	$ 7,442	$ 8,573	$ 14,825

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended 2024, 2023 and 2022 consists of the following:

	2024	2023	2022
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
U.S. state and local income taxes (net of federal benefit)	1.8	1.9	2.0
Non-U.S. tax rate differential	—	(0.6)	0.1
FDII and GILTI, net[1]	(1.2)	(0.9)	(0.7)
U.S. federal tax credits	(0.8)	(0.7)	(0.5)
Goodwill and other asset impairments	—	0.1	—
Net uncertain tax positions	0.2	(0.5)	0.4
Other	1.3	1.5	(0.2)
Effective income tax rate	22.3 %	21.8 %	22.1 %

[1] Foreign-Derived Intangible Income ("FDII") and Global Intangible Low-Taxed Income ("GILTI")

Our effective tax rate is affected by recurring factors, such as statutory tax rates in the jurisdictions in which we operate and the relative amounts of taxable income we earn in those jurisdictions. It is also affected by discrete items that may occur in any given year, but may not be consistent from year to year.

Our effective tax rate was 22.3% in 2024, compared with 21.8% and 22.1% in 2023 and 2022, respectively, primarily due to the effects of the aforementioned recurring factors and the following discrete tax items.

2024 Discrete Items

We recognized an income tax benefit of $159 million related to pre-tax defined benefit pension and postretirement medical plan losses of $665 million. This income tax benefit was generated at a higher average tax rate than the 2024 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded pre-tax transformation strategy costs of $322 million. As a result, we recorded an additional income tax benefit of $77 million. This income tax benefit was generated at a higher average tax rate than the 2024 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded asset impairment charges of $108 million. As a result, we recorded an additional income tax benefit of $27 million. This income tax benefit was generated at a higher average tax rate than the 2024 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded a pre-tax expense of $19 million in connection with a multi-employer pension plan withdrawal. As a result, we recorded an income tax benefit of $5 million. This income tax benefit was generated at a higher average tax rate than the 2024 U.S. federal statutory tax rate due to the effect of U.S. state and local taxes.

We recorded a pre-tax gain of $156 million related to the divestiture of Coyote. As a result, we recorded additional income tax expense of $4 million. This income tax expense was generated at a lower average tax rate than the 2024 U.S. federal statutory tax rate due to the disposition generating capital losses for tax purposes that were not expected to be realized.

As we discussed in note 10, we paid $45 million in connection with the settlement of a regulatory matter with the SEC. We did not record any additional income tax benefit related to these expenses, which were not deductible for tax purposes.

We recorded pre-tax expense of $94 million in connection with a one-time payment for an international regulatory matter. We did not record any additional income tax benefit related to these expenses which are not deductible for tax purposes.

The recognition of excess tax benefits and deficiencies related to share-based compensation in income tax expense resulted in a net tax expense of $22 million and increased our effective tax rate by 0.3%.

2023 Discrete Items

We recorded pre-tax transformation strategy costs of $435 million. As a result, we recorded an additional income tax benefit of $102 million. This income tax benefit was generated at a higher average tax rate than the 2023 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recognized an income tax benefit of $85 million related to pre-tax defined benefit pension and postretirement medical benefit plan losses of $359 million. This income tax benefit was generated at a higher average tax rate than the 2023 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded goodwill and indefinite-lived intangible asset impairment charges of $236 million. As a result, we recorded an additional income tax benefit of $43 million. This income tax benefit was generated at a lower average tax rate than the 2023 U.S. federal statutory tax rate due to certain impairment charges not being deductible for tax purposes.

We recorded a pre-tax expense of $61 million in connection with a one-time compensation payment made during the year. As a result, we recorded an additional income tax benefit of $15 million. This income tax benefit was generated at a higher average tax rate than the 2023 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

The recognition of excess tax benefits and deficiencies related to share-based compensation in income tax expense did not impact our effective tax rate for the year ended December 31, 2023.

2022 Discrete Items

We recognized an income tax expense of $255 million related to pre-tax defined benefit pension and postretirement medical plan gains of $1.1 billion. This income tax expense was generated at a higher average tax rate than the 2022 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded pre-tax transformation strategy costs of $178 million. As a result, we recorded an additional income tax benefit of $36 million. This income tax benefit was generated at a lower average tax rate than the 2022 U.S. federal statutory tax rate due to the effect of foreign taxes.

We recorded pre-tax expenses of $505 million in connection with incentive compensation program design changes. As a result, we recorded an additional income tax benefit of $121 million. This income tax benefit was generated at a higher average tax rate than the 2022 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded pre-tax expenses of $76 million as a result of a reduction in estimated residual value for certain aircraft. As a result, we recorded an additional income tax benefit of $18 million. This income tax benefit was generated at a higher average tax rate than the 2022 U.S. federal statutory tax rate due to the effect of U.S. state and local taxes.

The recognition of excess tax benefits and deficiencies related to share-based compensation in income tax expense resulted in a net tax benefit of $95 million and reduced our effective tax rate by 0.6% during the year ended December 31, 2022.

Other Items

Beginning in 2012, we were granted a tax incentive for certain of our non-U.S. operations. In 2022, the tax incentive was renegotiated and extended through December 31, 2026. The tax incentive is conditional upon our meeting specific employment and investment thresholds. We have applied to exit this incentive effective January 1, 2025. The impact of this tax incentive decreased non-U.S. tax expense by $24, $15 and $47 million (increased diluted earnings per share by $0.03, $0.02 and $0.05) for 2024, 2023 and 2022, respectively.

Deferred income tax assets and liabilities are comprised of the following as of December 31, 2024 and 2023 (in millions):

	2024	2023
Fixed assets and capitalized software	$ (5,914)	$ (5,974)
Operating lease right-of-use assets	(943)	(1,017)
Other	(612)	(605)
Deferred tax liabilities	(7,469)	(7,596)
Pension and postretirement benefits	1,474	1,304
Loss and credit carryforwards	308	232
Insurance reserves	646	626
Accrued employee compensation	352	354
Operating lease liabilities	1,021	1,073
Other	367	480
Deferred tax assets	4,168	4,069
Deferred tax assets valuation allowance	(182)	(119)
Deferred tax asset (net of valuation allowance)	3,986	3,950
Net deferred tax asset (liability)	$ (3,483)	$ (3,646)
Amounts recognized in our consolidated balance sheets:		
Deferred tax assets	$ 112	$ 126
Deferred tax liabilities	(3,595)	(3,772)
Net deferred tax asset (liability)	$ (3,483)	$ (3,646)

The valuation allowance increased by $63 million, decreased by $4 million and increased by $1 million during the years ended December 31, 2024, 2023 and 2022, respectively.

We have a U.S. federal capital loss carryforward of $409 million as of December 31, 2024, $133 million of which expires on December 31, 2026, $49 million of which expires on December 31, 2027 and the remainder of which expires on December 31, 2029.

Further, we have U.S. state and local operating loss and credit carryforwards as follows (in millions):

	2024	2023
U.S. state and local operating loss carryforwards	$ 1,043	$ 762
U.S. state and local credit carryforwards	$ 47	$ 48

The U.S. state and local operating loss carryforwards and credits will begin to expire on various dates ranging from 2025 to indefinitely. We also have non-U.S. loss carryforwards of $475 million as of December 31, 2024, the majority of which may be carried forward indefinitely. As indicated in the table above, we have established a valuation allowance for certain U.S. federal, state and non-U.S. carryforwards due to the uncertainty resulting from a lack of previous taxable income within the applicable tax jurisdictions and other limitations.

Undistributed earnings and profits ("E&P") of our foreign subsidiaries amounted to $4.8 billion as of December 31, 2024. Currently, $310 million of the undistributed E&P of our foreign subsidiaries is considered to be indefinitely reinvested and, accordingly, no deferred income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. state and local taxes and withholding taxes payable in various jurisdictions. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

In December 2017, the United States enacted into law the Tax Cuts and Jobs Act (the "Tax Act"), requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries. We elected to pay the tax over eight years based on an installment schedule outlined in the Tax Act. The remaining liability of $62 million is reflected in current and non-current liabilities in our consolidated balance sheets based on the timing of payment. This balance will be paid in 2025 and 2026.

Additionally, the Organization for Economic Co-operation and Development ("OECD") has introduced a framework to implement a global minimum corporate tax of 15%, referred to as Pillar Two or the minimum tax directive. Many aspects of the minimum tax directive became effective beginning in 2024, with certain remaining impacts to be effective beginning in 2025. While it is uncertain whether the U.S. will enact legislation to adopt the minimum tax directive, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation, to implement the minimum tax directive. While we do not currently expect the minimum tax directive to have a material impact on our effective tax rate, our analysis is ongoing as the OECD continues to release additional guidance and countries implement legislation. To the extent additional changes take place in the countries in which we operate, it is possible that these legislative changes and efforts may increase uncertainty and have an adverse impact on our effective tax rates or operations.

The following table summarizes the activity related to our uncertain tax positions (in millions):

	Tax	Interest	Penalties
Balance as of January 1, 2022	$ 480	$ 78	$ 2
Additions for tax positions of the current year	56	—	—
Additions for tax positions of prior years	25	30	2
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(9)	(1)	—
Settlements during the period	(10)	(1)	—
Lapses of applicable statute of limitations	(9)	(2)	—
Balance as of December 31, 2022	533	104	4
Additions for tax positions of the current year	26	—	—
Additions for tax positions of prior years	147	37	1
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(164)	(24)	(1)
Settlements during the period	(47)	(9)	—
Lapses of applicable statute of limitations	(3)	—	—
Balance as of December 31, 2023	492	108	4
Additions for tax positions of the current year	33	—	—
Additions for tax positions of prior years	52	33	—
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(81)	(11)	(1)
Settlements during the period	(33)	(5)	—
Lapses of applicable statute of limitations	(16)	(3)	—
Balance as of December 31, 2024	$ 447	$ 122	$ 3

The total amount of gross uncertain tax positions as of December 31, 2024, 2023, and 2022 that, if recognized, would affect the effective tax rate was $430, $492, and $533 million, respectively. Our continuing policy is to recognize interest and penalties associated with income tax matters as a component of income tax expense.

We file income tax returns in the U.S. federal jurisdiction, most U.S. state and local jurisdictions, and many non-U.S. jurisdictions. We have substantially resolved all U.S. federal income tax matters for tax years prior to 2016.

A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the liability for uncertain tax positions could significantly increase or decrease within the next twelve months. Items that may cause changes to unrecognized tax benefits include the allowance or disallowance of deductions, the timing of deductions and the allocation of income and expense between tax jurisdictions. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other unforeseen circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

NOTE 16. EARNINGS PER SHARE

The earnings per share amounts are the same for class A and class B common shares as the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share amounts):

	2024	2023	2022
Numerator:			
Net income attributable to common shareowners	$ 5,782	$ 6,708	$ 11,548
Denominator:			
Weighted-average shares	854	855	868
Deferred compensation obligations	—	—	—
Vested portion of restricted shares	1	4	3
Denominator for basic earnings per share	855	859	871
Effect of Dilutive Securities:			
Restricted performance units and contingent shares[1]	1	1	3
Stock options	—	—	1
Denominator for diluted earnings per share	856	860	875
Basic Earnings Per Share	$ 6.76	$ 7.81	$ 13.26
Diluted Earnings Per Share	$ 6.75	$ 7.80	$ 13.20

[1]   Contingent shares relate to MIP awards that may be settled in cash or Class A common stock at the employees' election - see note 13.

Diluted earnings per share for the years ended December 31, 2024, 2023 and 2022 exclude the effect of 0.5, 0.3 and 0.1 million shares, respectively, of common stock that may be issued upon the exercise of employee stock options because such effect would be antidilutive.

NOTE 17. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

Risk Management Policies

Changes in fuel prices, interest rates and foreign currency exchange rates impact our results of operations and we actively monitor these exposures. Where deemed appropriate, to manage the impact of these exposures on earnings and/or cash flows, we may enter into a variety of derivative financial instruments. We do not hold or issue derivative financial instruments for trading or speculative purposes.

Credit Risk Management

The forward contracts, swaps and options discussed below contain an element of risk that the counterparties may be unable to meet the terms of the agreements. We seek to minimize such risk exposures for these instruments by limiting the counterparties to banks and financial institutions that meet established credit guidelines. We may further manage credit risk through the use of bilateral collateral provisions and/or early termination rights utilizing master netting arrangements, whereby cash is exchanged based on the net fair value of derivatives associated with each counterparty when positions exceed certain amounts. During 2024, the terms of these arrangements were revised to include a threshold of $250 million.

As of December 31, 2024, we did not hold any cash collateral. As of December 31, 2023, we held cash collateral of $103 million under these agreements. Collateral is included in *Cash and cash equivalents* in our consolidated balance sheets and is unrestricted. As of December 31, 2024, no collateral was required to be posted with our counterparties. As of December 31, 2023, we were required to post $13 million of collateral with our counterparties.

Types of Hedges

Commodity Risk Management

Currently, the fuel surcharges that we apply in our domestic and international package businesses are the primary means of reducing the risk of adverse fuel price changes on our business. In order to mitigate the impact of fuel surcharges imposed on us by outside carriers, we regularly adjust the rates we charge for our freight brokerage services.

Foreign Currency Risk Management

To protect against the reduction in value of forecasted foreign currency cash flows from our international package business, we maintain a foreign currency cash flow hedging program. Our most significant foreign currency exposures relate to the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar. We generally designate and account for these contracts as cash flow hedges of anticipated foreign currency denominated revenue.

We may also hedge portions of our anticipated cash settlements of principal and interest on certain foreign currency denominated debt. We generally designate and account for these contracts as cash flow hedges of forecasted foreign currency denominated transactions.

We hedge our net investment in certain foreign operations with foreign currency denominated debt instruments.

Interest Rate Risk Management

We may use a combination of derivative instruments to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing.

We generally designate and account for interest rate swaps that convert fixed-rate interest payments into floating-rate interest payments as fair value hedges of the associated debt instruments. We designate and account for interest rate swaps that convert floating-rate interest payments into fixed-rate interest payments as cash flow hedges of the forecasted payment obligations.

We may periodically hedge the forecasted fixed-coupon interest payments associated with anticipated debt offerings by using forward starting interest rate swaps, interest rate locks or similar derivatives.

Outstanding Positions

As of December 31, 2024 and 2023, the notional amounts of our outstanding derivative positions were as follows (in millions):

		2024	2023
Currency hedges:			
Euro	EUR	3,222	4,408
British Pound Sterling	GBP	536	663
Canadian Dollar	CAD	1,623	1,550
Hong Kong Dollar	HKD	4,160	1,822
Chinese Renminbi	CNH	6,065	—

As of December 31, 2024 and 2023, we had no outstanding commodity hedge positions.

Balance Sheet Recognition

The following table indicates the location in our consolidated balance sheets where our derivative assets and liabilities have been recognized, the fair value hierarchy level applicable to each derivative type and the related fair values of those derivatives.

We have master netting arrangements with substantially all of our counterparties giving us the right of offset for our derivative positions. However, we have not elected to offset the fair value positions of our derivative contracts recorded in our consolidated balance sheets. The columns labeled *Net Amounts if Right of Offset had been Applied* indicate the potential net fair value positions by type of contract and location in our consolidated balance sheets had we elected to apply the right of offset as of December 31, 2024 and 2023 (in millions):

Asset Derivatives	Balance Sheet Location	Fair Value Hierarchy Level	Gross Amounts Presented in Consolidated Balance Sheets		Net Amounts if Right of Offset had been Applied	
			2024	2023	2024	2023
Derivatives designated as hedges:						
Foreign currency exchange contracts	Other current assets	Level 2	$ 157	$ 95	$ 152	$ 73
Foreign currency exchange contracts	Other non-current assets	Level 2	134	63	131	19
Derivatives not designated as hedges:						
Foreign currency exchange contracts	Other current assets	Level 2	—	—	—	—
Total Asset Derivatives			$ 291	$ 158	$ 283	$ 92

Liability Derivatives	Balance Sheet Location	Fair Value Hierarchy Level	Gross Amounts Presented in Consolidated Balance Sheets		Net Amounts if Right of Offset had been Applied	
			2024	2023	2024	2023
Derivatives designated as hedges:						
Foreign currency exchange contracts	Other current liabilities	Level 2	$ 5	$ 26	$ —	$ 4
Foreign currency exchange contracts	Other non-current liabilities	Level 2	3	65	—	21
Derivatives not designated as hedges:						
Foreign currency exchange contracts	Other current liabilities	Level 2	—	1	—	1
Total Liability Derivatives			$ 8	$ 92	$ —	$ 26

Our foreign currency exchange rate and interest rate derivatives are largely comprised of over-the-counter derivatives, which are primarily valued using pricing models that rely on market observable inputs such as yield curves, foreign currency exchange rates and investment forward prices; therefore, these derivatives are classified as Level 2.

Balance Sheet Location of Hedged Item in Fair Value Hedges

The following table indicates the amounts that were recorded in our consolidated balance sheets related to cumulative basis adjustments for fair value hedges as of December 31, 2024 and 2023 (in millions):

Line Item in our Consolidated Balance Sheets in Which the Hedged Item is Included	2024		2023	
	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedge Adjustments	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedge Adjustments
Long-term debt and finance leases	$ 279	$ 4	$ 280	$ 4

Income Statement and AOCI Recognition of Designated Hedges

The following table indicates the amount of gains and (losses) that have been recognized in the statements of consolidated income for fair value and cash flow hedges, as well as the associated gain or (loss) for the underlying hedged item for fair value hedges for the years ended December 31, 2024 and 2023 (in millions):

Location and Amount of Gain (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships	2024			2023		
	Revenue	Interest Expense	Investment Income (Expense) and Other	Revenue	Interest Expense	Investment Income (Expense) and Other
Gain or (loss) on cash flow hedging relationships:						
Interest Contracts:						
Amount of gain or (loss) reclassified from accumulated other comprehensive income	—	(5)	—	—	(10)	—
Foreign Currency Exchange Contracts:						
Amount of gain or (loss) reclassified from accumulated other comprehensive income	176	—	(1)	213	—	(1)
Total amounts of income and expense line items presented in the statement of income in which the effects of fair value or cash flow hedges are recorded	$ 176	$ (5)	$ (1)	$ 213	$ (10)	$ (1)

The following table indicates the amount of gains and (losses) that have been recognized in AOCI for the years ended December 31, 2024 and 2023 for those derivatives designated as cash flow hedges (in millions):

Derivative Instruments in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives	
	2024	2023
Interest rate contracts	$ —	$ (1)
Foreign currency exchange contracts	389	(116)
Total	$ 389	$ (117)

As of December 31, 2024, there were $146 million of pre-tax gains related to cash flow hedges deferred in AOCI that are expected to be reclassified to income over the 12-month period ending December 31, 2025. The actual amounts that will be reclassified to income over the next 12 months will vary from this amount as a result of changes in market conditions. The maximum term over which we are hedging exposures to the variability of cash flows is approximately 3 years.

The following table indicates the amount of gains and (losses) that have been recognized in AOCI within foreign currency translation adjustment for the years ended December 31, 2024 and 2023 for those instruments designated as net investment hedges (in millions):

Non-derivative Instruments in Net Investment Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Debt	
	2024	2023
Foreign denominated debt	$ 127	$ (119)
Total	$ 127	$ (119)

Income Statement Recognition of Non-Designated Derivative Instruments

Derivative instruments that are not designated as hedges are recorded at fair value with unrealized gains and losses reported in earnings each period. Cash flows from the settlement of derivative instruments appear in the statement of consolidated cash flows within the same categories as the cash flows of the hedged item.

We may periodically terminate interest rate swaps and foreign currency exchange forward contracts or enter into offsetting swap and foreign currency positions with different counterparties. As part of this process, we de-designate our original hedge relationship.

Amounts recorded in the statements of consolidated income related to fair value changes and settlements of interest rate swaps and foreign currency forward contracts not designated as hedges for the years ended December 31, 2024 and 2023 (in millions) were as follows:

Derivative Instruments Not Designated in Hedging Relationships	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income	
		2024	2023
Foreign currency exchange contracts	Investment income (expense) and other	$ (1)	$ (7)
Total		$ (1)	$ (7)

NOTE 18. TRANSFORMATION STRATEGY COSTS

As previously disclosed, we are undertaking an enterprise-wide transformation of our organization that includes various projects and initiatives, including workforce reductions and changes in processes and technology, that impact our global direct and indirect operating costs.

The table below presents transformation strategy costs for the years ended December 31, 2024, 2023 and 2022 (in millions):

	2024	2023	2022
Compensation and benefits	$ 213	$ 337	$ 46
Total other expenses	109	98	132
Total Transformation Strategy Costs	$ 322	$ 435	$ 178
Income Tax Benefit from Transformation Strategy Costs	(77)	(102)	(36)
After-Tax Transformation Strategy Costs	$ 245	$ 333	$ 142

Compensation and benefit costs under these programs are primarily related to severance costs incurred in conjunction with reductions in our workforce. We are primarily accounting for these separations under ASC Topic 712 as they have been, or will be, carried out under a plan which provides a contractual termination benefit to impacted employees. The nature of our separation initiatives has resulted in a relatively short period of time, typically less than one year, between the point at which the separation meets the criteria for recognition as an accrual and the point at which the separation is completed.

Other expenses incurred in furtherance of our transformation strategy have been primarily related to fees paid to third-party service providers that supported modernization of our corporate support functions, assisted in our strategic reviews and contributed to our financial systems transition and healthcare strategy.

The income tax effects of Transformation strategy costs are calculated by multiplying the amount of the adjustments by the statutory tax rates applicable in each tax jurisdiction.

Transformation strategy costs during the periods presented related to our Transformation 2.0, Fit to Serve and Network reconfiguration and *Efficiency Reimagined* programs. Total costs by program are shown in the table below for the years ended December 31, 2024, 2023 and 2022 (in millions):

	2024	2023	2022
Transformation Strategy Costs:			
Transformation 1.0	$ —	$ 13	$ 50
Transformation 2.0			
Spans and layers	—	86	4
Business portfolio review	29	84	80
Financial systems	54	36	33
Other initiatives	—	4	11
Transformation 2.0 total	83	210	128
Fit to Serve	204	212	—
Network Reconfiguration and Efficiency Reimagined	35	—	—
Total Transformation Strategy Costs	$ 322	$ 435	$ 178

Transformation 1.0:

Transformation 1.0 was a fundamental change in the Company's operating model, moving certain functions from a decentralized operating model supported by disparate technology to a centralized model, leveraging third-party offshore resources to supplement our internal resources. The Company completed Transformation 1.0 in 2023.

Transformation 2.0:

Based on efficiencies gained as a part of Transformation 1.0, and in connection with changes in our executive leadership in 2020, we identified and reprioritized certain then-current and future investments, including investments in our workforce, portfolio of businesses and technology (such projects, collectively, "Transformation 2.0"). Specifically, we identified opportunities to reduce spans and layers of management, began a review of our business portfolio and identified opportunities to invest in certain technologies, including financial reporting and certain schedule, time and pay systems, to reduce global indirect operating costs, provide better visibility, and reduce reliance on legacy systems and coding languages. Our organizational structure review indicated an opportunity to realize initial savings of approximately $400 million with potential opportunities to save up to an additional $240 million through the reduction of spans and layers of management with an anticipation that these savings would be recurring. The business portfolio review was expanded in 2022. As a result thereof, we determined to exit certain businesses that were not aligned with our corporate strategy and determined to make new investments into certain businesses, including healthcare-focused businesses, better aligned to our strategic targets. In connection therewith, we incurred costs primarily consisting of outside professional fees related to these reviews and other costs related to these transactions. Lastly, our review of our systems and technologies identified certain areas of our business that were reliant on outdated technologies. Our reviews determined that continued use of these legacy technologies would likely increase maintenance costs and that investments into new technologies would enhance our ability to leverage our data and allow us to establish a more flexible system architecture. As of December 31, 2023, we substantially completed our initiatives to reduce spans and layers of management and achieved savings in line with our anticipated benefits. Our ongoing efforts under Transformation 2.0 include initiatives related to our financial systems and our business portfolio review. As of December 31, 2024, we have incurred $798 million of costs as part of Transformation 2.0. Transformation 2.0 initiatives are expected to conclude during 2025, with anticipated remaining costs of approximately $90 million primarily related to completion of our technology initiatives.

Fit to Serve

During 2023, we began our "Fit to Serve" initiative intended to right-size our business through a workforce reduction of approximately 14,000 positions, primarily within management, and create a more efficient operating model to enhance responsiveness to changing market dynamics.

Accruals for separation costs of $45 and $205 million within Fit to Serve were included in our consolidated balance sheets as of December 31, 2024 and December 31, 2023, respectively. Separations accrued as of December 31, 2023 have been substantially completed and we expect that amounts accrued as of December 31, 2024 will be paid through the first half of 2025. As of December 31, 2024, we have incurred total costs of $416 million and anticipate that we will incur additional costs of approximately $45 million under Fit to Serve. Fit to Serve is expected to conclude in 2025.

Network Reconfiguration and Efficiency Reimagined

In the first quarter of 2025, as previously disclosed we entered into an agreement in principle with our largest customer to significantly reduce the volume we deliver for them. We expect volume from this customer to decline to approximately 50% of year end 2024 levels by mid-2026. We are making a deliberate shift in our business to increase our focus on growing higher yielding volume. We expect that these actions will result in reduced revenues within our U.S. Domestic Package segment, as described below, during 2025 relative to 2024.

In conjunction therewith, as disclosed on January 30, 2025, we are beginning a network reconfiguration within the U.S. which is expected to lead to consolidations of our facilities and workforce as well as an end-to-end process redesign through 2027. This network reconfiguration, which is an expansion of our *Network of the Future* program, is expected to result in exit activities that could result in the closure of up to 10% of our buildings in 2025, a reduction in the size of our vehicle and aircraft fleets, and a decrease in the size of our workforce, which we expect will lead to additional expense. The costs directly associated with these activities are in addition to operational costs that we may incur. We are not yet able to determine the specific assets or extent of our workforce that will be impacted by our network redesign, the timing of those future changes or the associated charges we will incur and therefore are not currently able to provide an estimate of the total cost or the cost by period. We expect that impacted assets will remain in use during some or all of the periods of our network reconfiguration.

We expect to partially offset costs to complete our network reconfiguration through end-to-end process redesign carried out during our network reconfiguration through our *Efficiency Reimagined* initiatives. These initiatives are being undertaken to align our organizational processes to the operational changes expected to occur in our network reconfiguration and drive organizational efficiency. These initiatives are expected to yield approximately $1.0 billion in annualized savings beginning in 2025. We incurred related costs of $35 million for the three months ended December 31, 2024. We expect to incur related costs of approximately $300 to $400 million during 2025 and incremental costs in 2026 and 2027 to complete the program primarily associated with outside professional services and severance costs. Upon the completion of our network reconfiguration and *Efficiency Reimagined* initiatives, we expect to realize further benefits in subsequent periods from lower expense, including depreciation, compensation, benefit and other, as well as lower capital requirements.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our Principal Executive Officer and Principal Financial and Accounting Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our Principal Executive Officer and Principal Financial and Accounting Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial and Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

UPS management is responsible for establishing and maintaining adequate internal control over financial reporting for United Parcel Service, Inc. and its subsidiaries (the "Company"). Based on the criteria for effective internal control over financial reporting established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed our internal control over financial reporting as effective as of December 31, 2024. The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of the consolidated balance sheets of United Parcel Service, Inc. and its subsidiaries as of December 31, 2024 and the related statements of consolidated income, consolidated comprehensive income and consolidated cash flows for the year ended December 31, 2024, has issued an attestation report on our internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareowners and Board of Directors of
United Parcel Service, Inc.
Atlanta, Georgia

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of United Parcel Service, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 18, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 18, 2025

Item 9B.   *Other Information*

Insider Trading Arrangements and Policies

　None.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

　Not applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*
Information about our Executive Officers

Name and Office	Age	Principal Occupation and Employment For the Last Five Years
Carol B.Tomé Chief Executive Officer	68	Chief Executive Officer (2020 - present), Chief Financial Officer, The Home Depot, Inc. (2001 - 2019).
Norman M. Brothers, Jr. Executive Vice President; Chief Legal and Compliance Officer and Corporate Secretary	57	Chief Legal and Compliance Officer and Corporate Secretary (2020 - present), Senior Vice President, General Counsel and Corporate Secretary (2016 - 2020).
Nando Cesarone Executive Vice President; President, U.S.	53	President, U.S. (2020 - present), President, UPS International (2018 - 2020), Europe Region Manager (2016 - 2018).
Darrell Ford Executive Vice President; Chief Human Resources Officer	60	Chief Human Resources Officer (2021 - Present), Chief Human Resources Officer, DuPont (2018 - 2020), Chief Human Resources Officer, Xerox Corporation (2015 - 2018).
Matt Guffey Executive Vice President; Chief Commercial and Strategy Officer	46	Chief Commercial and Strategy Officer (2024 - present), Senior Vice President, Global Strategy (2020 - 2023), President, Corporate Strategy (2020), Marketing Department Manager (2019 - 2020), Product Senior Director (2016 - 2018).
Kate M. Gutmann Executive Vice President; President International, Healthcare and Supply Chain Solutions	56	President International, Healthcare and Supply Chain Solutions (2022 - present), Chief Sales and Solutions Officer, Executive Vice President, UPS Global Healthcare (2020 - 2022), Chief Sales and Solutions Officer; Senior Vice President The UPS Store and UPS Capital (2017 - 2019).
Bala Subramanian Executive Vice President; Chief Digital and Technology Officer	53	Chief Digital and Technology Officer (2022 - present), Chief Digital Officer, AT&T Inc. (2018 - 2022), Chief Digital Officer, Best Buy Co., Inc. (2017 - 2018).
Brian Dykes Executive Vice President; Chief Financial Officer	47	Chief Financial Officer (2024 - present), Senior Vice President, Global Finance and Planning (2023 – 2024), Senior Vice President, Treasury and Global Capital Markets (2020 – 2023), Vice President, Mergers & Acquisitions (2016 – 2020)

Information about our directors will be presented under the caption "Our Board of Directors" in our definitive proxy statement for our meeting of shareowners to be held on May 8, 2025 (the "Proxy Statement") and is incorporated herein by reference.

Information about our Audit Committee will be presented under the caption "Our Board of Directors - Committees of the Board of Directors" and "Audit Committee Matters" in our Proxy Statement and is incorporated herein by reference.

Information about our Code of Business Conduct is presented under the caption "Where You Can Find More Information" in Part I, Item 1 of this report.

Information with respect to compliance with Section 16(a) of the Exchange Act will be presented under the caption "Ownership of Our Securities - Delinquent Section 16(a) Reports" in our Proxy Statement and is incorporated herein by reference.

Information about our policies and procedures regarding insider trading will be presented in our Proxy Statement under the caption "Corporate Governance – Insider Trading Policy" and is incorporated by reference herein.

Item 11. *Executive Compensation*

Information about our board and executive compensation will be presented under the captions "Our Board of Directors - Director Compensation" and "Executive Compensation" in our Proxy Statement and is incorporated herein by reference.

Information about our policies and procedures regarding the timing of equity incentive awards in relation to the disclosure of material, non-public information will be presented in our Proxy Statement under the caption "Other Compensation and Governance Policies - Equity Grant Practices" and is incorporated by reference herein.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information about security ownership will be presented under the caption "Ownership of Our Securities - Securities Ownership of Certain Beneficial Owners and Management" in our Proxy Statement and is incorporated herein by reference.

Information about our equity compensation plans will be presented under the caption "Executive Compensation - Equity Compensation Plans" in our Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information about transactions with related persons will be presented under the caption "Corporate Governance - Conflicts of Interest and Related Person Transactions" in our Proxy Statement and is incorporated herein by reference.

Information about director independence will be presented under the caption "Our Board of Directors - Director Independence" in our Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information about aggregate fees billed to us by our principal accountant will be presented under the caption "Audit Committee Matters - Principal Accounting Firm Fees" in our Proxy Statement and is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

    (a) *Documents filed as a part of this report:*

       1. *Financial Statements*.

       See Item 8 for the financial statements filed with this report.

       2. *Financial Statement Schedules*.

       None.

       3. *Exhibits*.

       See the Exhibit Index below for a list of the exhibits incorporated by reference into or filed with this report.

    (b) *Exhibits Required To Be Filed*

       See Item 15(a) 3 above.

    (c) *Financial Statement Schedules Required To Be Filed*

       See Item 15(a) 2 above.

Item 16. *Form 10-K Summary*

    None.

EXHIBIT INDEX

Exhibit No.		Description
3.1	—	Restated Certificate of Incorporation of United Parcel Service, Inc. (incorporated by reference to Exhibit 3.3 to Form 8-K filed on May 12, 2010).
3.2	—	Amended and Restated Bylaws of United Parcel Service, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K, filed on May 9, 2023).
4.1	—	Indenture dated as of December 18, 1997 (incorporated by reference to Exhibit T-3C to Form T-3 (No. 022-22295), filed on December 18, 1997) [1].
4.2	—	Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 1 to Form S-3 (No. 333-08369), filed on January 26, 1999) [1].
4.3	—	Form of First Supplemental Indenture to Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 1 to Form S-3 (No. 333-08369-01), filed on March 15, 2000).
4.4	—	Second Supplemental Indenture dated as of September 21, 2001 to Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4 to Form 10-Q for the quarter ended September 30, 2001).
4.5	—	Indenture dated as of August 26, 2003 (incorporated by reference to Exhibit 4.1 to Form S-3 (No. 333-108272), filed on August 27, 2003).
4.6	—	First Supplemental Indenture dated as of November 15, 2013 to Indenture dated as of August 26, 2003 (incorporated by reference to Exhibit 4.2 to Form S-3ASR (No. 333-192369), filed on November 15, 2013).
4.7	—	Second Supplemental Indenture dated as of May 18, 2017 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on May 18, 2017).
4.8	—	Indenture dated as of September 30, 2022, between UPS and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.4 to Form S-3 (File No.333-267664), filed on September 30, 2022).
4.9	—	Indenture dated as of September 30, 2022, between UPS and Truist Bank, as Trustee (incorporated by reference to Exhibit 4.5 to Form S-3 (File No.333-267664), filed on September 30, 2022).
4.10	—	Form of 6.20% Senior Notes due January 15, 2038 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on January 15, 2008).
4.11	—	Form of 4.875% Senior Notes due November 15, 2040 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 12, 2010).
4.12	—	Form of 3.625% Senior Notes due October 1, 2042 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on September 27, 2012).
4.13	—	Form of Floating Rate Senior Notes due December 15, 2064 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on December 15, 2014).
4.14	—	Form of Floating Rate Senior Notes due September 15, 2065 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on September 17, 2015).
4.15	—	Form of 1.625% Senior Notes due November 15, 2025 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 20, 2015).
4.16	—	Form of Floating Rate Senior Notes due March 15, 2066 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on April 1, 2016).
4.17	—	Form of 2.40% Senior Notes Due November 2026 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on October 25, 2016).
4.18	—	Form of 3.40% Senior Notes Due November 2046 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on October 25, 2016).
4.19	—	Form of 1.00% Senior Notes Due November 2028 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on October 25, 2016).
4.20	—	Form of Floating Rate Senior Notes due March 15, 2067 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 31, 2017).
4.21	—	Form of 5.150% Senior Notes due 2034 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on May 22, 2024).

4.22	—	Form of 4.875% Senior Notes due 2033 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on February 27, 2023).
4.23	—	Form of 1.500% Senior Notes due November 15, 2032 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 13, 2017).
4.24	—	Form of 5.050% Notes due 2053 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on February 27, 2023).
4.25	—	Form of Floating Rate Senior Notes due 2073 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 7, 2023).
4.26	—	Form of 5.500% Senior Notes due 2054 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on May 22, 2024).
4.27	—	Form of 3.050% Senior Notes due November 15, 2027 (incorporated by reference to Exhibit 4.6 to Form 8-K, filed on November 14, 2017).
4.28	—	Form of 3.750% Senior Notes due November 15, 2047 (incorporated by reference to Exhibit 4.7 to Form 8-K, filed on November 14, 2017).
4.29	—	Form of Floating Rate Senior Notes due November 15, 2067 (incorporated by reference to Exhibit 4.8 to Form 8-K, filed on November 14, 2017).
4.30	—	Form of 3.400% Senior Notes due March 15, 2029 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 15, 2019).
4.31	—	Form of 4.250% Senior Notes due March 15, 2049 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on March 15, 2019).
4.32	—	Form of 5.600% Senior Notes due 2064 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on May 22, 2024).
4.33	—	Form of 2.500% Senior Notes due September 1, 2029 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on August 16, 2019).
4.34	—	Form of 3.400% Senior Notes due September 1, 2049 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on August 16, 2019).
4.35	—	Form of 3.900% Senior Notes due 2025 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on March 25, 2020).
4.36	—	Form of 4.450% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on March 25, 2020).
4.37	—	Form of 5.200% Senior Notes due 2040 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on March 25, 2020).
4.38	—	Form of 5.300% Senior Notes due 2050 (incorporated by reference to Exhibit 4.4 to Form 8-K filed on March 25, 2020).
4.39	—	Form of Floating Rate Senior Notes due 2074 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 28, 2024).
4.40	—	Description of Securities (incorporated by reference to Exhibit to Form 10-K for the year ended December 31, 2023).
10.1	—	UPS Retirement Plan Amendment and Restatement Effective January 1, 2014 (incorporated by reference to Exhibit 10.1 to Form 10-K for the year ended December 31, 2014).*
10.1(a)	—	Amendment No. 1 to UPS Retirement Plan, as Amended and Restated, effective as of June 30, 2016 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2016).*
10.1(b)	—	Amendment Four to the Amended and Restated UPS Retirement Plan effective June 23, 2017 (incorporated by reference to Exhibit 10.2 to Form 8-K, filed on June 27, 2017).*
10.2	—	Amended and Restated UPS 401(k) Savings Plan, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.2 to Form 10-K for the year ended December 31, 2022).*
10.3	—	Amended and Restated Restoration Savings Plan, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.3 to Form 10-K for the year ended December 31, 2022).*

10.4	—	Amendment One to the Amended and Restated UPS Excess Coordinating Benefit Plan effective June 23, 2017 (incorporated by reference to Exhibit 10.4 to Form 8-K, filed on June 27, 2017).*
10.4(a)	—	UPS Excess Coordinating Benefit Plan, as Amended and Restated, effective as of January 1, 2012 (incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended December 31, 2012).*
10.5	—	United Parcel Service, Inc. 2012 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Definitive Proxy Statement, filed on March 12, 2012).*
10.5(a)	—	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019).*
10.5(b)	—	UPS Stock Option Program Terms and Conditions effective as of January 1, 2012 (incorporated by reference to Exhibit 10.7(4) to the Form 10-K for the year ended December 31, 2011).*
10.6	—	Form of UPS Deferred Compensation Plan as Amended and Restated effective January 1, 2012 (incorporated by reference to Exhibit 10.6 to Form 10-K for the year ended December 31, 2018).*
10.6(a)	—	Amendment No. 1 to Amended and Restated UPS Deferred Compensation Plan (incorporated by reference to Exhibit 10.7(1) to the Form 10-K for the year ended December 31, 2012).*
10.7	—	2015 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Definitive Proxy Statement filed on March 24, 2015).*
10.8	—	2018 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Definitive Proxy Statement filed on March 16, 2018).*
10.9	—	UPS Stock Option Program Amended and Restated Terms and Conditions effective November 8, 2018 (incorporated by reference to Exhibit 10.8(b) to Form 10-K for the year ended December 31, 2018).*
10.10	—	United Parcel Service, Inc. Key Employee Severance Plan, effective March 20, 2024 (incorporated by reference to Exhibit 10-1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).*
10.11	—	Protective Covenant Agreement between UPS and Carol Tomé, dated March 11, 2020 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on March 13, 2020).*
10.12	—	Form of Protective Covenant Agreement between UPS and each of Nando Cesarone and Kate Gutmann (incorporated by reference to Exhibit 10.19 to Form 10-K for the year ended December 31, 2020).*
10.13	—	United Parcel Service, Inc. Management Incentive Program Amended and Restated Terms and Conditions, effective March 20, 2024 (incorporated by reference to Exhibit 10-2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).*
10.14	—	Employment offer letter agreement between UPS and Bala Subramanian, dated May 24, 2022 (incorporated by reference to Exhibit 10.17 to Form 10-K for the year ended December 31, 2022).*
10.15	—	Protective Covenant Agreement between UPS and Bala Subramanian, dated May 24, 2022 (incorporated by reference to Exhibit 10.18 to Form 10-K for the year ended December 31, 2022).*
10.16	—	United Parcel Service, Inc. Long-Term Incentive Performance Program Amended and Restated Terms and Conditions, effective March 20, 2024 (incorporated by reference to Exhibit 10-3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).*
10.17	—	Form of Separation Agreement and General Release between the Company and Brian Newman (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2024).*
10.18	—	United Parcel Service, Inc. 2021 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the definitive proxy statement on Schedule 14A filed March 29, 2021).*
10.19	—	UPS Long-Term Incentive Performance Program Amended and Restated Terms and Conditions, effective as of March 22, 2023 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2023).*
10.20	—	United Parcel Service, Inc. Stock Option Program Amended and Restated Terms and Conditions, effective March 20, 2024 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024).*
10.21	—	Amended and Restated UPS 401(k) Savings Plan, effective as of January 1, 2025
19	—	UPS Insider Trading Compliance Policy.
21	—	Subsidiaries.
23	—	Consent of Deloitte & Touche LLP.

31.1	—	Certification of the Principal Executive Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	—	Certification of the Principal Financial and Accounting Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	—	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	—	Certification of the Principal Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	—	UPS Incentive-Based Compensation Clawback Policy (incorporated by reference to Exhibit 97 to Form 10-K for the year ended December 31, 2023).
101	—	The following financial information from the Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements.
104	—	Cover Page Interactive Data File - The cover page from this Annual Report on Form 10-K for the year ended December 31, 2024 is formatted in iXBRL (included as Exhibit 101).

———————————————

(1)   Filed in paper format.

*   Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, United Parcel Service, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED PARCEL SERVICE, INC.
(REGISTRANT)

By: /s/ CAROL B. TOMÉ

Carol B. Tomé
Chief Executive Officer (Principal Executive Officer)

Date: February 18, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CAROL B. TOMÉ **Carol B. Tomé**	Chief Executive Officer (Principal Executive Officer)	February 18, 2025
/s/ BRIAN DYKES **Brian Dykes**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 18, 2025
/s/ RODNEY C. ADKINS **Rodney C. Adkins**	Director	February 18, 2025
/s/ EVA C. BORATTO **Eva C. Boratto**	Director	February 18, 2025
/s/ MICHAEL J. BURNS **Michael J. Burns**	Director	February 18, 2025
/s/ WAYNE M. HEWETT **Wayne M. Hewett**	Director	February 18, 2025
/s/ ANGELA HWANG **Angela Hwang**	Director	February 18, 2025
/s/ KATE E. JOHNSON **Kate E. Johnson**	Director	February 18, 2025
/s/ WILLIAM R. JOHNSON **William R. Johnson**	Director	February 18, 2025
/s/ FRANCK J. MOISON **Franck J. Moison**	Director	February 18, 2025
/s/ CHRISTIANA SMITH SHI **Christiana Smith Shi**	Director	February 18, 2025
/s/ RUSSELL STOKES **Russell Stokes**	Director	February 18, 2025
/s/ KEVIN M. WARSH **Kevin M. Warsh**	Director	February 18, 2025

Reconciliation of Non-GAAP Financial Measures
(amounts in millions, except per share amounts)

	Operating Profit			Operating Margin	
	2024	2023		2024	2023
GAAP	$ 8,468	$ 9,141	GAAP	9.3%	10.0%
Transformation Strategy Costs:			Transformation Strategy Costs:		
Transformation 1.0	—	13	*Transformation 1.0*	0.0%	0.0%
Transformation 2.0			*Transformation 2.0*		
Spans and layers	—	86	*Spans and layers*	0.0%	0.2%
Business portfolio review	29	84	*Business portfolio review*	0.0%	0.1%
Financial Systems	54	36	*Financial Systems*	0.1%	0.0%
Other Initiatives	—	4	*Other Initiatives*	0.0%	0.0%
Transformation 2.0 total	83	210	*Transformation 2.0 total*	0.1%	0.3%
Fit to Serve	204	212	*Fit to Serve*	0.3%	0.2%
Network Reconfiguration and Efficiency Reimagined	35	—	*Network Reconfiguration and Efficiency Reimagined*	0.0%	0.0%
Total Transformation Strategy Costs:	322	435	Total Transformation Strategy Costs:	0.4%	0.5%
Gain on Divestiture of Coyote	(156)	—	Gain on Divestiture of Coyote	-0.2%	0.0%
One-Time Payment for International Regulatory Matter	88	—	One-Time Payment for International Regulatory Matter	0.1%	0.0%
Goodwill and Asset Impairment Charges	108	236	Goodwill and Asset Impairment Charges	0.2%	0.3%
One-Time Compensation Payment	—	61	One-Time Compensation Payment	0.0%	0.1%
Expense for Regulatory Matter	45	—	Expense for Regulatory Matter	0.0%	0.0%
Multiemployer Pension Plan Withdrawal Expense	19	—	Multiemployer Pension Plan Withdrawal Expense	0.0%	0.0%
Non-GAAP Adjusted	$ 8,894	$ 9,873	Non-GAAP Adjusted	9.8%	10.9%

Reconciliation of Non-GAAP Free Cash Flow

	2024	2023
Cash flows from operating activities (GAAP)	$ 10,122	$ 10,238
Capital expenditures	(3,909)	(5,158)
Proceeds from disposals of property, plant and equipment	113	193
Other investing activities	(24)	(19)
Non-GAAP Free Cash Flow	$ 6,302	$ 5,254

Reconciliation of Non-GAAP Adjusted Return on Invested Capital

	2024	2023
Net Income	$ 5,782	$ 6,708
Add Back (Deduct):		
Income Tax Expense	1,660	1,865
Interest Expense	866	787
Other Pension (Income) Expense	396	95
Investment (Income) Expense and Other	(236)	(314)
Operating Profit	8,468	9,141
Transformation Strategy Costs	322	435
Gain on Divestiture of Coyote	(156)	—
One-Time Payment for International Regulatory Matter	88	—
Goodwill and Asset Impairment Charges	108	236
Expense for Regulatory Matter	45	—
Multiemployer Pension Plan Withdrawal Expense	19	—
One-Time Compensation Payment	—	61
Non-GAAP Adjusted Operating Profit	$ 8,894	$ 9,873
Average Debt and Finance Leases, Including Current Maturities	21,774	20,963
Average Pension and Postretirement Benefit Obligations	6,509	5,483
Average Shareowners' Equity	17,029	18,558
Average Invested Capital	$ 45,312	$ 45,004
Non-GAAP Measure: Net Income to Average Invested Capital	12.8%	14.9%
Non-GAAP Adjusted Return on Invested Capital	19.6%	21.9%

Reconciliation of Non-GAAP Adjusted Debt to Non-GAAP Adjusted EBITDA

	2024	2023
Net Income	$ 5,782	$ 6,708
Add Back:		
Income Tax Expense	1,660	1,865
Interest Expense	866	787
Depreciation and Amortization	3,609	3,366
Non-GAAP EBITDA	11,917	12,726
Add back (deduct):		
Transformation Strategy Costs	322	435
Gain on Divestiture of Coyote	(156)	—
One-Time Payment for International Regulatory Matter	88	—
Goodwill and Asset Impairment Charges	108	236
One-Time Compensation Payment	—	61
Expense for Regulatory Matter	45	—
Defined Benefit Plan (Gains) and Losses	665	359
Investment Income and Other Pension Income	(505)	(578)
Multiemployer Pension Plan Withdrawal Expense	19	—
Non-GAAP Adjusted EBITDA	$ 12,503	$ 13,239
Debt and Finance Leases, Including Current Maturities	$ 21,284	$ 22,264
Add Back:		
Non-Current Pension and Postretirement Benefit Obligations	6,859	6,159
Non-GAAP Adjusted Total Debt	$ 28,143	$ 28,423
Non-GAAP Adjusted Total Debt/Net Income	4.87	4.24
Non-GAAP Adjusted Total Debt/Non-GAAP Adjusted EBITDA	2.25	2.15

Note: The adjustments denoted in the tables above are further described in our annual reports on Form 10-K for the years ended December 31, 2024 and 2023.

Note: We supplement the reporting of our financial information determined under generally accepted accounting principles in the United States ("GAAP") with certain non-GAAP financial measures.

Non-GAAP adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP adjusted financial measures do not represent a comprehensive basis of accounting and therefore may not be comparable to similarly titled measures reported by other companies.

INVESTOR INFORMATION

ANNUAL MEETING
Our annual meeting of shareowners will be held virtually at 8 a.m. on May 8, 2025 at www. virtualshareholdermeeting.com/UPS2025. Shareowners of record as of March 10, 2025 are entitled to vote at the meeting.

GO PAPERLESS
Go paperless and sign up for e-delivery of your UPS Proxy materials. To sign up, go to icsdelivery.com/ups and select electronic delivery of proxy materials.

INVESTOR RELATIONS
You can contact our Investor Relations Department at:

> **UPS**
> 55 Glenlake Parkway, NE
> Atlanta, GA 30328-3474
> 800.877.1503 or 404.828.6059
> investors.ups.com

EXCHANGE LISTING
Our Class B common stock is listed on the New York Stock Exchange under the symbol "UPS."

TRANSFER AGENT AND REGISTRAR
Computershare
Send notices of address changes or questions regarding account status, stock transfer, lost certificates, or dividend payments to:

> **Regular Mail**
> UPS
> c/o Computershare
> P.O. Box 43084
> Providence, RI 02940-3084
>
> *or:*
>
> **Expedited Delivery**
> UPS
> c/o Computershare
> 150 Royall St., Suite 101
> Canton, MA 02021

FORM 10-K
Our Annual Report on Form 10-K for the year ended December 31, 2024 forms part of the UPS 2024 Annual Report. If you would like an additional copy of our Form 10-K, you can access it through the Investor Relations website at investors.ups.com or at the Securities and Exchange Commission website, sec.gov. The Form 10-K also is available free of charge by calling, contacting via the website or writing to the Investor Relations Department.

UPS SHAREOWNER SERVICES
Convenient access 24 hours a day, seven days a week.

> **Class A Common Shareowners**
> www.computershare.com/ups
> 888.663.8325
>
> **Class B Common Shareowners**
> www.computershare.com/ups
> 800.758.4674

Calls from outside the United States: 201.680.6612
TDD for hearing impaired: 800.231.5469
TDD for non-U.S. shareowners: 201.680.6610

DIRECT STOCK PURCHASE PLAN
To make an initial purchase of UPS Class B Common Stock online, visit www.computershare.com/Investor and click "Make a Purchase" in the upper right, next to the Help button. Follow the instructions provided to get started, select a company to invest in and access the Enrollment Wizard.

Current Class B shareowners can enroll in the plan online by accessing their accounts through www.computershare.com/ups or by calling 800.758.4674.

DIVIDEND REINVESTMENT PLAN
To reinvest dividends in additional UPS shares:

> **Class A and B Shareowners**
> www.computershare.com/ups

ONLINE ACCESS TO SHAREOWNER ACCOUNT MATERIALS
Enroll in E-Communications, a self-service program that provides electronic notification and secure access to shareowner communications. To enroll, access your account at www.computershare.com/ups. After accessing your account, click the "What would you like to do" dropdown menu in the upper left of the page. Under "Holdings" click "Manage My Stock," select "My Profile," click "Update" under "E-Communications" and follow the enrollment instructions.

UPS WEBSITES
Investor Relations . . . . investors.ups.com

UPS Corporate . . . . ups.com

Corporate Information,
Social Impact & Media Resources . . . about.ups.com

